Exhibit 99.1 Building a better and brighter future 2020 Annual ReportExhibit 99.1 Building a better and brighter future 2020 Annual Report

Corporate Profile

Hydro One Limited (TSX: H) through its wholly-owned subsidiaries, is Ontario's largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as of December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to energizing life in communities across the province. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks and supported the economy through buying approximately $1.7 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited's common shares are listed on the TSX and certain of Hydro One Inc.'s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

Contents

2020 Highlights	1
A Message from Our Chair	2
A Message from Our President & CEO	4
Standing with Ontarians	7
A Better & Brighter Future For All	8
Corporate Governance	9
Hydro One's Business Network	11
Why Invest?	12
Financial Highlights	13
Financial Report	14



1

Higher Customer Satisfaction

Our focus on customers and customer advocacy helped achieve high customer satisfaction scores, with residential and small business customer satisfaction increasing to 87% from 86%, and Hydro One Telecom customer satisfaction increasing to 91% from 90%.

6

Reducing Costs

A 9.4% or approximately $111 million reduction in annual operating costs since 2019.

2020 Highlights

Guided by our purpose of energizing life in Ontario, we are living up to our deep responsibility to put people first as we navigate COVID-19. Throughout the pandemic, our decisions and actions were continuously guided by two priorities – protecting our employees and maintaining the safe and reliable supply of electricity to our valued customers.

2

Stronger Safety Culture

We launched our Safety Improvement Team, which made concrete recommendations to improve the safety culture of our organization to eliminate serious injuries at Hydro One. We will put these recommendations to work in the coming years.

3

Standing Up for Communities

Our community partnerships supported Ontarians through the pandemic, helping local and Indigenous communities respond to emerging and urgent needs for critical food, medical, safety and other supplies.

4

Reliable Electricity Supply

We improved the System Average Interruption Duration Index (SAIDI) of our transmission network by approximately 41.8%[1] over 2019, successfully delivering reliable power to our electricity utility customers.

5

More Productivity Savings

A 41.4% increase in year-over-year productivity savings with $286.0 million saved in 2020 as compared to $202.3 million in 2019. Total productivity savings since 2015 amount to $738 million.

7

Critical Capital Investments

We invested approximately $1.9 billion in capital to expand the electricity grid and renew and modernize existing infrastructure.

8

Sustainability Leadership

Our sustainability progress was again recognized by our peers, with Corporate Knights ranking us 11th in its annual list of Best 50 Canadian Corporate Citizens and the Canadian Electricity Association re-designating Hydro One as a Sustainable Electricity Company.

9

Progressive Aboriginal Relations

We increased total procurement spending with Indigenous businesses to $42.0 million, our highest spend to date. In addition, the Canadian Council for Aboriginal Business advanced Hydro One to Silver level certification in Progressive Aboriginal Relations from our Bronze level in 2017.

10

Best Employer, 6th Year

For the sixth consecutive year, Hydro One has been recognized by Forbes in its list of Canada's Best Employers for 2021, reflecting our commitment to creating a diverse, inclusive and engaged workforce, both during these unprecedented times and into the future.

[1] Transmission SAIDI for multi-circuit supplied delivery points

Hydro One Limited Annual Report 2020 1

A message from our

Chair



I am incredibly proud of the resilience employees have shown this past year, doing everything possible to maintain the critical supply of electricity to customers across the province – keeping loved ones safe, hospitals running, protecting the most vulnerable in communities, and providing financial relief across Ontario.



18.5%
total shareholder return in 2020

50%
women on our Independent Non-Executive Board Members

This effort required strong leadership and a focused strategy as the COVID-19 pandemic fundamentally changed how we live and work. I know Mark and his team will retain the insights gained from the pandemic to help Ontario emerge stronger, as we work together to create a better and brighter future for all.

Our primary focus at the Board level has been to support Hydro One's executive team, ensuring they have the tools and capacity to achieve our two pandemic priorities – to protect our employees and to maintain the safe and reliable supply of electricity to Hydro One customers.

They have successfully delivered on these priorities, while simultaneously executing our corporate strategy and capital investment commitments. As a result, Hydro One added 18.5% in total returns to our shareholders and acquired the Orillia Power Distribution Corporation and the business and assets of Peterborough Distribution Inc. this past year.

Equally important in this time of great need, Hydro One has stood with our communities and charitable organizations across Ontario to respond to the urgent challenges presented by COVID-19, lending a helping hand to those making a lasting difference in the communities we serve.

As we move forward into the future, we will continue to fulfill our mission of energizing life for people and communities through a network built for the possibilities of tomorrow.

Our corporate strategy supports that mission, driving us to deliver an improved safety culture, a more reliable grid for our customers, high customer satisfaction, sustainable business practices and a lower environmental footprint.

In 2020, the Board revamped the structure and mandates of its committees to support Hydro One's new corporate strategy and further embed our vision across the organization. We established the Indigenous Peoples, Safety & Operations Committee[1] in order to elevate the importance of improving our safety culture and strengthening our partnerships with First Nations. We also elevated the review of Hydro One's annual sustainability report to the full Board, underscoring the improved transparency and accountability of our environmental, social and governance (ESG) disclosures. Finally, we recognized the importance of regulatory and public policy matters within the electricity sector by expanding our Governance & Regulatory Committee.[2]

[1] Previously the Health, Safety, Environment and Indigenous Peoples Committee
[2] Previously the Governance Committee

2 Hydro One Limited Annual Report 2020

The Board met virtually and frequently throughout 2020 to ensure Mark and his team had the support they needed to execute Hydro One's corporate strategy and achieve our pandemic priorities. Technology allowed more people from more places to participate virtually in our annual general meeting. While we anticipate hosting a virtual AGM in 2021, we look forward to hosting our next in person gathering.

Throughout the pandemic, the Board has deepened our level of engagement with Hydro One stakeholders. We have been extremely supportive of Hydro One's Pandemic Relief Program, established in mid-March to assist customers affected by COVID. We applaud management for pledging its support for the anti-racism BlackNorth Initiative, as well as to Indigenous Peoples and People of Colour. We will continue to collectively work toward ending systemic racism and ensuring our organization reflects the communities we serve.

We welcomed Stacey Mowbray to the Board of Directors in July, who brings extensive CEO and public company board experience. Her strong track record in leading successful and high profile publicly traded consumer brands reinforces our Board and reaffirms our support of management's focus on delivering exceptional customer service in the digital age. The Board thanks Anne Giardini for her service and for spearheading our First Nations partnership strategy and our renewed commitment to safety. Our Independent Non-Executive Board Members remain composed of 50% women and 50% men, again reflecting best practices in board diversity and surpassing our Catalyst Accord commitment.

On behalf of my Board colleagues and all Hydro One stakeholders, I would like to thank Mark and his executive team for their steady leadership in these uncertain times. We also want to recognize the resilience and dedication of Hydro One's 8,700 employees, particularly those on the frontlines who continued to support our customers and communities across the province. Together, we are confident that Hydro One will continue to energize life for families, businesses and communities across Ontario.



Timothy Hodgson
Chair



"As we move forward into the future, we will continue to fulfill our mission of energizing life for people and communities through a network built for the possibilities of tomorrow."



Hydro One Limited Annual Report 2020 **3**

A message from our President & CEO We have stood by our customers, providing Power is a lifeline connecting families, businesses and financial relief and flexibility during a period communities, especially during times of crisis. During this of great uncertainty. Hydro One was the first historic moment governments, companies, and individuals utility in Ontario to launch a Pandemic Relief Program, supporting customers experiencing are being evaluated for their commitment to helping people hardship with financial assistance and and communities, standing up for equity and inclusion, and increased payment flexibility. We also extended our Winter Relief Program to contributing to a more sustainable world. ensure our customers remained connected, suspended late fees for all customers, and returned approximately $5 million in security deposits to more than 4,000 businesses across the province. We will continue to put the needs of customers and communities first, advocating on their behalf to provide relief, flexibility and choice, now and in the future. Our employees are our greatest asset and through their passion, determination and ingenuity, we came together, dug deep and emerged from 2020 even stronger. We have kept our colleagues and workplaces safe, and maintained the critical supply of electricity to the benefit of all Ontarians. Hydro One achieved strong performance despite facing unprecedented challenges – we strengthened our customer advocacy, deepened our community partnerships, and increased our productivity savings by 41.4%, while never losing our focus on safety. 4 Hydro One Limited Annual Report 2020 A message from our President & CEO We have stood by our customers, providing Power is a lifeline connecting families, businesses and financial relief and flexibility during a period communities, especially during times of crisis. During this of great uncertainty. Hydro One was the first historic moment governments, companies, and individuals utility in Ontario to launch a Pandemic Relief Program, supporting customers experiencing are being evaluated for their commitment to helping people hardship with financial assistance and and communities, standing up for equity and inclusion, and increased payment flexibility. We also extended our Winter Relief Program to contributing to a more sustainable world. ensure our customers remained connected, suspended late fees for all customers, and returned approximately $5 million in security deposits to more than 4,000 businesses across the province. We will continue to put the needs of customers and communities first, advocating on their behalf to provide relief, flexibility and choice, now and in the future. Our employees are our greatest asset and through their passion, determination and ingenuity, we came together, dug deep and emerged from 2020 even stronger. We have kept our colleagues and workplaces safe, and maintained the critical supply of electricity to the benefit of all Ontarians. Hydro One achieved strong performance despite facing unprecedented challenges – we strengthened our customer advocacy, deepened our community partnerships, and increased our productivity savings by 41.4%, while never losing our focus on safety. 4 Hydro One Limited Annual Report 2020

Hydro One teams worked around the clock to ensure an uninterrupted supply of power for every Ontarian – proactively patrolling power lines that feed hospitals, health care facilities and other critical infrastructure, prioritizing projects that enable our food supply, and connecting new homes to ensure people have shelter.

Living Our Strategy

More than simply aspirational words on paper, our new corporate strategy, along with our vision and mission, have been our guidepost in navigating our way through the pandemic. It has anchored us to our purpose, while providing us with the flexibility to quickly respond to evolving stakeholder needs. Despite a pause in our operations early in the pandemic to introduce new practices to ensure the safety of our crews on the front lines, we successfully executed Hydro One's 2020 workplan. This is not only vital to ensuring system safety and reliability for today, but also for longer-term work that will help restart and sustain the economy in the future.

Build a Grid for the Future: In 2020, we continued to invest in the reliability and performance of our transmission and distribution systems, renew aging infrastructure, connect new load customers and generation sources, and improve our service to customers. We made capital investments of approximately $1.9 billion, placed approximately $1.6 billion in projects into service and supported the economy through buying approximately $1.7 billion of goods and services.

While our restoration times were impacted by challenging weather, and the pandemic, we were still able to improve our transmission reliability and maintain the frequency of customer interruptions on our distribution network.

We continue to invest in infrastructure and technology to build a sustainable grid for the future – investments that harden and protect our assets against the changing climate. As part of our ESG commitments, we are working to align our climate-related disclosures with the Taskforce on Climate-related Financial Disclosures, reduce our carbon footprint, and manage the impacts of climate change on our business. For example, we remain on track to convert 50% of our fleet of sedans and SUVs to electric vehicles or hybrids by 2025 in order to reduce carbon emissions.

Safety & Efficiency: Protecting the health and safety of our employees has been our top priority throughout the pandemic. While we were successful in minimizing the impact of the pandemic on our employees, our success is muted because we sadly lost an employee during the year to a motor vehicle crash. Our entire executive team will continue to focus on transforming our safety culture and implement the concrete recommendations made by our Safety Improvement Team to improve our safety culture and eliminate serious injuries at Hydro One.

In 2020, we continued to engage with employees on transforming work processes to drive productivity, reliability and efficiency. Through this work and other initiatives, we achieved $286.0 million in annual total productivity savings and reduced our operating costs by approximately $111 million.

Trusted Partner: We continued to strengthen our community and Indigenous partnerships in 2020. We contributed $42 million to the Indigenous economy by sourcing goods and services from Indigenous businesses – this represents the highest spend to date. We also launched a new fund to support those who provide services to Ontarians, helping to strengthen community resiliency and safety.

Our ability to problem-solve and be nimble would not have been possible without the devotion and hard work of our employees and the partnership of our unions. We were pleased that despite COVID-19, we were able to renew two collective agreements with the Power Workers' Union, covering a large sector of our employees, which will be critical to our journey toward zero serious injuries.



$1.7b
supported economy by buying goods and services

$286m
in annual total productivity savings in 2020

41.4%
increase in annual total productivity savings (capital and OM&A) in 2020 over 2019

$111m
in reduced operating costs in 2020

Hydro One Limited Annual Report 2020 5

A message from our President & CEO



"To us, energizing life doesn't just mean supplying safe and reliable power, it also means we are a company that puts people first, especially when they need it most."

On the regulatory front, we continued to work constructively with the Ontario Energy Board (OEB) and secured approval for our 2020–2022 transmission rate application.

We also collaborated with others in the electricity sector, including the Ontario Energy Association and the Electricity Distributors Association, to bring a united voice to government and to regulatory policy decisions.

Customer Advocacy: In addition to the Pandemic Relief Program, we undertook a number of initiatives that put people first and supported customers through COVID-19. Our customer advocacy efforts, for example, successfully led to residential customers – for the first time ever – having choice in their pricing plans.

We voluntarily deferred rate increases for our transmission customers and extended financial relief and flexibility to small businesses that have been experiencing hardship. We applaud the Ontario government's decision to help our commercial and industrial customers save between 14%-16%, enabling Ontario businesses to be competitive with other North American jurisdictions. We also supported the government's decision to introduce a temporary electricity relief rate for residential, small business and farm customers.

Customers responded to our efforts to keep them connected to safe and reliable power while helping them access financial relief programs and more flexible service options. We received a record high residential and small business customer satisfaction rate of 87%.

Innovate and Grow the Business: We are pursuing investments designed to energize life for Ontarians well into the future. As part of our strategy to be the provider of choice for Ontario communities, we successfully completed the acquisition of Orillia Power Distribution Corporation and the business assets of Peterborough Distribution Inc. Joining the Hydro One family are approximately 51,000 new customers and over 75 employees. This consolidation of our business benefits all Hydro One customers because it makes the provincial grid more efficient, while reducing costs across the system.

We officially launched our innovative joint venture Ivy Charging Network™ (Ivy) in 2020 to support a greener transportation sector. Ivy opened 23 fast charging sites across Ontario, and is on track to have over 160 fast chargers across approximately 60 locations in Ontario by the end of 2021.

Our IT team leveraged our secure technology environment to seamlessly transition a large portion of employees to work-from-home. Additionally, the substantial increase in Ontarians working from home increased demand for Hydro One Telecom's service, resulting in the expansion of its fibre connectivity options and more cloud services, data backup tools and secure data storage for business customers to choose from.

Strong Foundation, Sustainable Future

Looking forward, we are energized by the possibilities ahead. While COVID-19 has brought new challenges to Hydro One, our ability to quickly learn and adapt gives me great confidence that we will emerge from this pandemic as a stronger organization. To us, energizing life doesn't just mean supplying safe and reliable power, it also means we are a company that puts people first, especially when they need it most.

We stand ready to help power Ontario's economic recovery from this global pandemic. To that end, we are preparing for the upcoming joint rate application for both our transmission and distribution businesses. As a company that puts customers first we engaged in an extensive customer outreach to inform the development of our investment plan. This plan will inform our views and plans on affordability, service levels, and sustainability over the next five years, starting in 2023. We expect to file our application later this year, and we look forward to a regulatory decision that will provide clarity and stability in our transmission and distribution capital plans, allowing us to focus on executing our strategy.

On behalf of everyone at Hydro One, I thank Darlene Bradley and Saylor Militz-Lee for their service to our organization and I welcome Lyla Garzouzi, our new Chief Safety Officer and Megan Telford, our new Chief Human Resources Officer, to our leadership team. Finally, I want to thank Hydro One employees for the incredible passion, pride, ingenuity and resilience you have shown during these uncertain times. Your commitment has enabled us to deliver great results to our shareholders and proudly energize life for our customers and communities across Ontario.



Mark Poweska
President and Chief Executive Officer

6 **Hydro One Limited** Annual Report 2020

Standing with Ontarians

Hydro One's Pandemic Response

Hydro One has played a critical role in energizing life in Ontario throughout the pandemic – supporting families, the economy and those on the frontlines fighting this virus. Our priorities have been to ensure the safety of our employees and customers, and to support the electricity grid to keep all essential services operating and the economy open and ready to grow again.

Easing Customer Hardship

Hydro One has a deep responsibility to support our customers as they navigate these challenging times. We are focused on keeping customers connected and advocating for the programs that help them avoid the stress of falling behind. Through our Pandemic Relief Program, we are providing financial assistance and increased payment flexibility to residential and small business customers experiencing hardship. We also extended our Winter Relief Program to ensure our residential customers stayed connected during this challenging time and suspended late payment fees for all our customers.

We introduced other measures to provide our customers with rate relief including the return of approximately $5 million in security deposits to more than 4,000 commercial businesses; and connecting customers with the government's enhanced COVID-19 Energy Assistance Program (CEAP) for residential and small business customers (as well as registered charities), which offers one-time credits on their bill.[3]

We will continue to stand with Ontarians, providing them with relief, flexibility and choice now and in the future.

Standing With Our Communities

Hydro One aspires to help build safe communities across Ontario. As a result of COVID-19, our community investment work has become more critical than ever. We focused on protecting society's most vulnerable during this period of uncertainty.

- We partnered with GlobalMedic, a registered Canadian charity specializing in disaster relief, to deliver 13,500 critical aid kits of food and safety supplies – including food staples, reusable face masks and soap – to Indigenous communities across the province during the COVID-19 pandemic.
- We supported the Métis Nation of Ontario's (MNO's) pandemic relief fund and its 31 community councils, helping them provide food, medical and pharmaceutical supplies to their vulnerable citizens.
- We supported Feed Ontario's COVID-19 Emergency Food Box Program, donating $300,000 worth of meals through customer, employee and social media campaigns. With the help of our community, we were able to donate an additional 51,000 meals to those in need.
- We fast-tracked $32.9 million in payments to small, medium and Indigenous suppliers in Ontario to help with much needed cash flow.

[3] In late December 2020, Hydro One offered enhanced CEAP and CEAP-Small Business (CEAP-SB) benefits for 2021 in recognition of the impact the second wave of COVID-19 was having on our customers.



13,500
food and safety kits provided to First Nations communities

$300,000
worth of meals through customer, employee and social media campaigns

Hydro One Limited Annual Report 2020 7

A better & brighter future for all

Energizing Life

Hydro One has a critical role to play in helping Ontario emerge stronger from the COVID-19 global pandemic. We will achieve this by building a more sustainable business, supporting our communities, and contributing to a more inclusive and equitable society.

In 2020, we continued to execute the sustainability priorities of our corporate strategy – climate change and extreme weather, Indigenous and community partnerships and diversifying talent – in order to deliver on our vision of a better and brighter future for all.

Supporting the Environment: Hydro One's climate policy and climate change management plan guide our climate-related business activities.

In 2020, we made investments to increase the resiliency of our assets to better withstand the impact of climate change and extreme weather while simultaneously limiting the environmental impacts of our activities.

Responding to demand for greener transportation options, our joint venture Ivy opened 23 electric vehicle fast-charger locations, making charging on-the-go easy and convenient for Ontarians.

Making a Social Impact: COVID-19 brought serious challenges to many communities that worked tirelessly to meet critical and emerging local needs.

In response, we launched a new fund to support those who provide services to Ontarians – helping to strengthen community resiliency and safety. Charitable organizations, municipalities and Indigenous communities were able to apply for up to $25,000 toward pandemic response efforts and initiatives that improve physical and emotional safety. From supporting well-being through an outdoor skating trail or delivering meals to vulnerable populations, the fund helps local organizations build a better and brighter future for their communities.

An Inclusive Equitable Society: Hydro One is on a journey to better understand the experiences of Black, Indigenous Peoples, People of Colour and other marginalized employees at the company in order to address systemic racism and biases, while creating an inclusive environment. As part of this, our CEO Mark Poweska joined other Canadian CEOs in signing the BlackNorth Initiative Pledge – which aims to move Canada toward ending anti-Black systemic racism and creating opportunities for underrepresented groups. We are committed to listening, understanding, and examining our own assumptions in order to eliminate unconscious bias in the workplace and to promote racial equity. We are also committed to identifying systemic barriers and putting plans in place to remove and prevent them in the future, all in an effort to advance racial equity.

We established a new Diversity and Inclusion Council, which has a mandate to advocate for and drive change on diversity, inclusion and equity programming, initiatives, and policies.

Transparent Governance: Hydro One is committed to transparent disclosures in our ESG reporting. That is why we enhanced our sustainability reporting to align with the Global Reporting Initiative's (GRI) core standards and the Sustainability Accounting Standards Board (SASB) framework. We also committed to aligning our climate-related disclosures with the Taskforce on Climate-related Financial Disclosures (TCFD) over time.


ivy
ivy

$42m
total procurement spending with Indigenous businesses in 2020

50%
fleet conversion of sedans and SUVs to electric vehicles or hybrids by 2025

8 **Hydro One Limited** Annual Report 2020

Corporate Governance

Strong corporate governance practices are the heart of how we manage our day-to-day operations in the interest of all stakeholders.

Hydro One and its independent Board of Directors recognize the importance of corporate governance in the effective management of the company. A governance agreement between Hydro One and the Province of Ontario, which was executed in advance of the November 2015 Initial Public Offering of the company, supports strong corporate governance centered on independence, integrity and accountability which is in the best interests of shareholders, and promotes and strengthens relationships with our customers, employees, the communities where we operate and other stakeholders.

Hydro One's Board of Directors is composed of a diverse and accomplished group of independent, proven business leaders with deep corporate governance experience. The Board's primary role is overseeing corporate performance and the quality, depth and continuity of management required to meet the company's strategic objectives. Hydro One is committed to establishing and maintaining best corporate governance practices. The company's practices are fully aligned with the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange.

Board Structure: The Chair is responsible for leading the Board of Directors in carrying out its duties and responsibilities effectively, efficiently and independent of management. The Chair is nominated and confirmed annually by special resolution of the Board. Consistent with best practices, Hydro One's Board Chair is separate from the role of President and Chief Executive Officer and is independent of Hydro One and the Province of Ontario.

In 2020, the Board revised the structure and mandates of its committees to support Hydro One's new corporate strategy. The Board established the Indigenous Peoples, Safety & Operations Committee[4] (IPSO) in order to elevate the importance of an improved safety culture and strong First Nations partnerships. The IPSO Committee also oversees the company's sustainability and climate change strategies and major capital projects. The Board also recognized the importance of regulatory and public policy matters within the electricity sector by establishing the Governance & Regulatory committee[5].

Hydro One's Gender-Balanced Independent Board of Directors

Much work remains in advancing diversity and inclusion at all levels of Hydro One to better reflect where we work and the communities we represent across the province. However, we are pleased to note, that with the appointment of Stacey Mowbray, the current composition of our Independent Non-Executive Board Members are five women (50%) and five men (50%). We believe this balance makes us one of the most gender progressive boards in North America, reflecting best practices in board diversity and surpassing our Catalyst Accord commitment to maintaining at least 30% female board members.

Board Gender Diversity[1]


50%
Female Directors
Male 50%
Female 50%

[1] Hydro One's Independent Non-Executive Board Members

To learn more about the Directors, committee mandates and composition, go to www.HydroOne.com/Investors

Board of Directors and Committees (as of March 23, 2021)

★ Chair • Committee Member

Committees	Audit	Governance & Regulatory	Human Resources	Indigenous Peoples, Safety & Operations[4]
Timothy Hodgson (Chair)				
Mark Poweska (President & CEO)				
Cherie Brant	•			•
Blair Cowper-Smith		★	•	
David Hay	•			★
Jessica McDonald			•	•
Stacey Mowbray[6]		•		•
Russel Robertson	★		•	
William Sheffield	•	•		
Melissa Sonberg	•		★	
Susan Wolburgh Jenah		•		•

[4] Previously the Health, Safety, Environment and Indigenous Peoples Committee
[5] Previously the Governance Committee
[6] Became a director on July 23, 2020

Hydro One Limited Annual Report 2020 9

Board of Directors


1

2

3

4

5

6

7

8

9

10

11

1. **Timothy Hodgson**, MBA, FCPA, ICD.D Corporate Director, Chair of Hydro One Ltd, Chair of Sagicor Financial Company Limited, Director Public Sector Pension Investment Board (PSP Investments), Former Director Alignvest Acquisition II Corporation, retired Managing Partner Alignvest Management Corporation, Former Special Advisor to Bank of Canada Governor Mark Carney, Former CEO Goldman Sachs Canada
2. **Cherie Brant**, J.D. Partner, Borden Ladner Gervais LLP, Director Anishnawbe Health Foundation, Director Canadian Council for Aboriginal Business, Aboriginal Education Council for Centennial College, Aboriginal Energy Working Group–IESO
3. **Blair Cowper-Smith**, LLB, LLM, ICD.D Principal and founder Erin Park Business Solutions, Former Chief Corporate Affairs Officer OMERS
4. **David Hay**, LLB, ICD.D Managing Director Delgatie Incorporated, Former President and CEO New Brunswick Power Corporation, Former Vice-Chair and Managing Director of CIBC World Markets Inc., Director EPCOR Utilities Inc., Council Member of the Council for Clean and Reliable Energy
5. **Jessica McDonald**, ICD.D Corporate Director, Former Chair, Canada Post Corporation, Former President & CEO BC Hydro & Power Authority, Director Coeur Mining Inc., Member Council of Sustainable Development Technology Canada and Greater Vancouver Board of Trade
6. **Stacey Mowbray**, MBA, BBA Corporate Director, Former President North America WW International (formerly Weight Watchers), Director Currency Exchange International, Director Sleep Country Canada Holdings Inc., Director Bonne O Holdings, Volunteer on the Operating Board of Trillium Health Partners
7. **Russel Robertson**, FCPA, FCA, ICD.D Corporate Director, Former EVP and Head, Anti-Money Laundering, BMO Financial Group, Former Vice-Chair, Deloitte & Touche LLP (Canada), Director Bausch Health Companies Inc., Director Turquoise Hill Resources Ltd.
8. **William Sheffield**, BSC, MBA, ICD.D Corporate Director, Former CEO Sappi Fine Papers, Director Houston Wire & Cable Company, Director Velan Inc., Former Board Member OPG
9. **Melissa Sonberg**, BSC, MHA, ICD.D Professor in Practice, McGill University, Desautels Faculty of Management, Director Exchange Income Corporation, Director Athennian, Director Group Touchette, Director Canadian Professional Sales Association, Director Women in Capital Markets, Former Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA
10. **Susan Wolburgh Jenah**, J.D., ICD.D Corporate Director, Director Laurentian Bank of Canada, Director Aecon Group Inc, and Vice-Chair Humber River Hospital. Member of the Independent Review Committee of Vanguard Investments Canada, and Former Public Governor of the U.S. Financial Industry Regulatory Authority (FINRA)
11. **Mark Poweska**, President and CEO of Hydro One Limited, Former Executive Vice President, Operations at BC Hydro, Chair of Ontario Energy Association, Director Western Energy Institute

Executive Leadership Team


12

13

14

15

16

17

18

11. **Mark Poweska**
President and Chief Executive Officer
12. **Brad Bowness**
Chief Information Officer
13. **Jason Fitzsimmons**
Chief Corporate Affairs & Customer Care Officer
14. **Lyla Garzouzi**
Chief Safety Officer
15. **Paul Harricks**
Chief Legal Officer
16. **David Lebeter**
Chief Operating Officer
17. **Chris Lopez**
Chief Financial Officer
18. **Megan Telford**
Chief Human Resources Officer

For detailed biographical information of Hydro One Limited Board members, visit www.HydroOne.com/Investors.
The biographical information of Hydro One Limited Board members is based on information available as of March 23, 2021.

10 **Hydro One Limited** Annual Report 2020

Hydro One's

Business Network

Our Regulated Business

Transmission: Our transmission system transmits high-voltage electricity from nuclear, hydroelectric, natural gas, wind and solar sources to distribution companies and industrial customers across Ontario. Our system accounts for approximately 98%[7] of Ontario's transmission capacity with approximately 30,000 circuit kilometres of high-voltage transmission lines. We also own and operate 25 cross-border interconnections with neighbouring provinces and the United States, which allow electricity to flow into and out of Ontario.

Distribution: Our distribution system is the largest[8] in Ontario. It consists of approximately 124,000 circuit kilometres of primary low-voltage power lines serving approximately 1.4 million customers, mostly in rural areas. As well, Hydro One Remote Communities Inc. serves customers in one grid-connected and 21 off-grid communities in Ontario's far north.

Our Unregulated Business

Our other segment consists principally of our telecommunications business, Hydro One Telecom Inc. (HOT), which provides telecommunications support for Hydro One's transmission and distribution businesses, as well as for its other business customers. HOT offers comprehensive communications and information technology services and solutions (cloud services, managed services and security-based services) to businesses that extend beyond the core fibre and connectivity services it has traditionally offered.

Hydro One's Role in the Ontario Electric Power System

Our transmission and distribution systems safely and reliably serve communities throughout Ontario. Our customers are suburban, rural and remote homes and businesses across the province. Our communities are proudly and safely serviced by a team of skilled and dedicated employees.


Electricity Generation Sources
Transmission
Transformer
(increased to higher voltage)
Transmission System
Transformer
(decreased to medium voltage)
Distribution
Distribution System
Transformer
(decreased to lower voltage)
Industrial, Commercial and Residential Customers

[7] Based on revenue approved by the OEB
[8] Based on customers (per OEB yearbook)

Hydro One Limited Annual Report 2020 11

1

Everyone Uses Electricity

One of the largest electricity utilities in North America, with significant scale and leadership position across Canada's most populated province.

2

Strong Balance Sheet

One of the strongest investment-grade balance sheets in the North American utility sector.

3

Pure-play Transmission and Distribution

Unique combination of electric power transmission and local distribution, with no power generation assets or material exposure to commodity prices.

Why invest?

Hydro One is a unique low-risk opportunity to participate in the transformation of a premium large-scale electric utility.

4

Stable Operations

Stable and growing cash flows with 99% of business fully rate-regulated in a constructive, transparent and collaborative regulatory environment.

5

Financial Performance

Predictable self-funding organic growth profile with expanding rate base and strong cash flows, together with broad support for refurbishment of aging infrastructure and with ~5% expected rate base CAGR.[9] No external equity required to fund planned growth.

6

Transparent ESG Reporting

Transparency in our environmental, social and governance (ESG) reporting.

7

Attractive Dividend

Annualized dividend of $1.0144 per share with attractive 70%-80% target payout ratio.

8

Rate Base Expansion

Opportunity for continued dividend growth with rate base expansion, continued consolidation and efficiency realization.

[9] Compound Annual Growth Rate (CAGR)

12 Hydro One Limited Annual Report 2020

Financial Highlights

Year ended December 31 (millions of dollars, except as otherwise noted)	2020	2019
Revenues	**7,290**	6,480
Purchased power	**3,854**	3,111
Revenues, net of purchased power[1]	**3,436**	3,369
Operation, maintenance and administration (OM&A) costs	**1,070**	1,181
Depreciation, amortization and asset removal costs	**884**	878
Financing charges	**471**	514
Income tax expense recovery	**(785)**	(6)
Net income (loss) to common shareholders of Hydro One	**1,770**	**778**
Adjusted net income to common shareholders of Hydro One[1]	**903**	**918**
Basic earnings per common share (EPS)	**$2.96**	$1.30
Diluted EPS	**$2.95**	$1.30
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	**$1.51**	$1.54
Diluted Adjusted EPS[1]	**$1.51**	$1.53
Net cash from operating activities	**2,030**	1,614
Funds from operations (FFO)[1]	**1,830**	1,532
Capital investments	**1,878**	1,667
Assets placed in-service	**1,639**	1,703
Transmission: Average monthly Ontario 60-minute peak demand (MW)	**20,091**	19,896
Distribution: Electricity distributed to Hydro One customers (GWh)	**28,379**	27,536
Debt to capitalization ratio[2]	**56.3%**	56.3%

1. See section "Non-GAAP Measures" for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power.
2. Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders' equity, including preferred shares but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

This report contains forward-looking information within the meaning of applicable Canadian securities laws that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and includes beliefs and assumptions made by the management of Hydro One. Such information includes, but is not limited to, statements relating to: Hydro One's investments in infrastructure and technology to build a sustainable grid, Hydro One's stable and growing cash flows, organic growth profile, expanding rate base and cash flows, expected rate base CAGR, and the elements of Hydro One's strategy, including expectations regarding the company's transmission and distribution rate applications and resulting decisions, rates and impacts. Words such as "expect" and "will" are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited's and Hydro One Inc.'s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

All figures in this document are approximate figures that are rounded to the nearest decimal place.

Total Assets

$30.3b


4%
58%
38%

Rate Base

$21.7b


39%
61%

Revenues
(Net of purchased power costs)

$3.44b


1%
51%
48%

Regulated Earnings
(Before financing charges and income taxes)

$1.5b


41%
59%

● Transmission ● Distribution ● Other

Total Shareholder Return (TSR)
January 1, 2020 to December 31, 2020


Hydro One +18.5%
S&P/TSX Capped Utilities Index +15.3%
S&P/TSX Composite Index +5.6%
S&P 500 Electric Utilities Index +3.1%
S&P 500 Index +18.4%

Hydro One Limited Annual Report 2020 13

Management’s Discussion and Analysis Financial Report Contents Management’s Discussion and Analysis 15 Consolidated Financial Statements 55 Notes to Consolidated Financial Statements 59 Corporate and Shareholder Information 104 14 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis Financial Report Contents Management’s Discussion and Analysis 15 Consolidated Financial Statements 55 Notes to Consolidated Financial Statements 59 Corporate and Shareholder Information 104 14 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

For the years ended December 31, 2020 and 2019

The following Management's Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the year ended December 31, 2020. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the year ended December 31, 2020, based on information available to management as of February 23, 2021.

Consolidated Financial Highlights and Statistics

Year ended December 31 (millions of dollars, except as otherwise noted)	2020	2019	Change
Revenues	7,290	6,480	12.5%
Purchased power	3,854	3,111	23.9%
Revenues, net of purchased power[1]	3,436	3,369	2.0%
Operation, maintenance and administration (OM&A) costs	1,070	1,181	(9.4%)
Depreciation, amortization and asset removal costs	884	878	0.7%
Financing charges	471	514	(8.4%)
Income tax recovery	(785)	(6)	12,983%
Net income to common shareholders of Hydro One	**1,770**	**778**	**127.5%**
Adjusted net income to common shareholders of Hydro One[1]	**903**	**918**	**(1.6%)**
Basic earnings per common share (EPS)	$ 2.96	$ 1.30	127.7%
Diluted EPS	$ 2.95	$ 1.30	126.9%
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$ 1.51	$ 1.54	(1.9%)
Diluted Adjusted EPS[1]	$ 1.51	$ 1.53	(1.3%)
Net cash from operating activities	2,030	1,614	25.8%
Funds from operations (FFO)[1]	1,830	1,532	19.5%
Capital investments	1,878	1,667	12.7%
Assets placed in-service	1,639	1,703	(3.8%)
Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,091	19,896	1.0%
Distribution: Electricity distributed to Hydro One customers (GWh)	28,379	27,536	3.1%

As at December 31	2020	2019
Debt to capitalization ratio[2]	56.3%	56.3%

1 See section "Non-GAAP Measures" for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power.

2 Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders' equity, including preferred shares but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

Hydro One Limited Annual Report 2020 15

Management's Discussion and Analysis

Overview

Through its wholly-owned subsidiary Hydro One Inc., Hydro One is Ontario's largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario's electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company's regulated transmission and distribution operations are owned by Hydro One Inc. Hydro One delivers electricity safely and reliably to approximately 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 124,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other.

For the years ended December 31, 2020 and 2019, Hydro One's segments accounted for the Company's total revenues, net of purchased power, as follows:

Year ended December 31	2020	2019
Transmission	51%	49%
Distribution	48%	50%
Other	1%	1%

As at December 31, 2020 and 2019, Hydro One's segments accounted for the Company's total assets as follows:

Year ended December 31	2020	2019
Transmission	58%	56%
Distribution	38%	37%
Other	4%	7%

Transmission Segment

Hydro One's transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 98% of Ontario's transmission capacity based on revenue approved by the Ontario Energy Board (OEB). As at December 31, 2020, the Company's transmission business consists of the transmission system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). The Company's transmission business is rate-regulated and earns revenues mainly by charging transmission rates that are approved by the OEB.

As at and for the year ended December 31	2020	2019
Electricity transmitted[1] (MWh)	132,225,424	135,101,455
Transmission lines spanning the province (circuit-kilometres)	30,093	30,122
Rate base (millions of dollars)	13,185	12,609
Capital investments (millions of dollars)	1,157	1,035
Assets placed in-service (millions of dollars)	948	1,082

1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters.

Distribution Segment

Hydro One's distribution business is the largest in Ontario and consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), and Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution). Please see section "Other Developments" for additional information regarding the acquisition of Orillia Power and the acquisition of the business and distribution assets of Peterborough Distribution. The Company's distribution business is rate-regulated and earns revenues mainly by charging distribution rates that are approved by the OEB.

As at and for the year ended December 31	2020	2019
Electricity distributed to Hydro One customers (GWh)	28,379	27,536
Electricity distributed through Hydro One lines (GWh)[1]	39,131	38,446
Distribution lines spanning the province (circuit-kilometres)	124,571	123,422
Distribution customers (number of customers)	1,449,629	1,381,011
Rate base (millions of dollars)	8,505	8,101
Capital investments (millions of dollars)	712	624
Assets placed in-service (millions of dollars)	684	602

1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

16 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis 2020 Distribution Revenues Distribution Revenues Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power Residential 57% General Service 27% costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are inuenced b fl y distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Large Users 8% Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as Embedded Distributors 7% miscellaneous revenues such as charges for late payments. Purchased Power Costs Other Segment Purchased power costs are incurred by the distribution business and Hydro One’s other segment consists principally of its represent the cost of the electricity purchased by the Company for telecommunications business, which provides telecommunications delivery to customers within Hydro One’s distribution service territory. support for the Company’s transmission and distribution businesses, as These costs are comprised of: (i) the wholesale commodity cost of well as certain corporate activities. energy; (ii) the Global Adjustment, which is the difference between the guaranteed price and the money the generators earn in the wholesale The telecommunication business is carried out by Hydro One’s wholly- marketplace; and (iii) the wholesale market service and transmission owned subsidiary Hydro One Telecom Inc. (Hydro One Telecom). In charges levied by the IESO. Hydro One passes on the cost of electricity addition to supporting Hydro One’s regulated business segments, Hydro that it delivers to its customers, and is therefore not exposed to One Telecom oer ff s comprehensive communications and information wholesale electricity commodity price risk. technology (IT) services and solutions (for example, cloud services, managed services and security-based services) that extend beyond its Operation, Maintenance and Administration Costs fibre optic network, in a competitive commercial market. Hydro One OM&A costs are incurred to support the operation and maintenance Telecom is not regulated by the OEB, however Hydro One Telecom is of the transmission and distribution systems, and include other costs registered with the Canadian Radio-television and Telecommunications such as property taxes related to transmission and distribution stations Commission as a non-dominant, facilities-based carrier, providing and buildings, and the operation of IT systems. Transmission OM&A broadband telecommunications services in Ontario with connections to costs are required to sustain the Company’s high-voltage transmission Montreal, Quebec; Buffalo, New York; and Detroit, Michigan. stations, lines, and rights-of-way, and include preventive and corrective Hydro One’s other segment also includes the deferred tax asset which maintenance costs related to power equipment, overhead transmission arose from the revaluation of the tax bases of Hydro One’s assets to lines, transmission station sites, and forestry control to maintain safe fair market value when the Company transitioned from the provincial distances between line spans and trees. Distribution OM&A costs are payments in lieu of tax regime to the federal tax regime at the time of required to maintain the Company’s low-voltage distribution system to the Company’s initial public oering in 20 ff 15. provide safe and reliable electricity to the Company’s residential, small business, commercial, and industrial customers across the province. Primary Factors Ae ff cting Results of Operations These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and Transmission Revenues repair, land assessment and remediation, as well as issuing timely and Transmission revenues primarily consist of regulated transmission accurate bills and responding to customer inquiries. rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Hydro One manages its costs through ongoing efficiency and Transmission rates are designed to generate revenues necessary to productivity initiatives, while continuing to complete planned work construct, upgrade, extend and support a transmission system with programs associated with the development and maintenance of its sufficient capacity to accommodate maximum forecasted demand transmission and distribution networks. and a regulated return on the Company’s investment. Peak electricity Depreciation, Amortization and Asset Removal Costs demand is primarily inuenced b fl y weather and economic conditions. Depreciation and amortization costs relate primarily to depreciation Transmission revenues also include export revenues associated with of the Company’s property, plant and equipment, and amortization of transmitting electricity to markets outside of Ontario. Ancillary revenues certain intangible assets and regulatory assets. Asset removal costs include revenues associated with providing maintenance services to consist of costs incurred to remove property, plant and equipment power generators and from third-party land use. where no asset retirement obligations have been recorded on the balance sheet. Hydro One Limited Annual Report 2020 17Management’s Discussion and Analysis 2020 Distribution Revenues Distribution Revenues Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power Residential 57% General Service 27% costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are inuenced b fl y distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Large Users 8% Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as Embedded Distributors 7% miscellaneous revenues such as charges for late payments. Purchased Power Costs Other Segment Purchased power costs are incurred by the distribution business and Hydro One’s other segment consists principally of its represent the cost of the electricity purchased by the Company for telecommunications business, which provides telecommunications delivery to customers within Hydro One’s distribution service territory. support for the Company’s transmission and distribution businesses, as These costs are comprised of: (i) the wholesale commodity cost of well as certain corporate activities. energy; (ii) the Global Adjustment, which is the difference between the guaranteed price and the money the generators earn in the wholesale The telecommunication business is carried out by Hydro One’s wholly- marketplace; and (iii) the wholesale market service and transmission owned subsidiary Hydro One Telecom Inc. (Hydro One Telecom). In charges levied by the IESO. Hydro One passes on the cost of electricity addition to supporting Hydro One’s regulated business segments, Hydro that it delivers to its customers, and is therefore not exposed to One Telecom oer ff s comprehensive communications and information wholesale electricity commodity price risk. technology (IT) services and solutions (for example, cloud services, managed services and security-based services) that extend beyond its Operation, Maintenance and Administration Costs fibre optic network, in a competitive commercial market. Hydro One OM&A costs are incurred to support the operation and maintenance Telecom is not regulated by the OEB, however Hydro One Telecom is of the transmission and distribution systems, and include other costs registered with the Canadian Radio-television and Telecommunications such as property taxes related to transmission and distribution stations Commission as a non-dominant, facilities-based carrier, providing and buildings, and the operation of IT systems. Transmission OM&A broadband telecommunications services in Ontario with connections to costs are required to sustain the Company’s high-voltage transmission Montreal, Quebec; Buffalo, New York; and Detroit, Michigan. stations, lines, and rights-of-way, and include preventive and corrective Hydro One’s other segment also includes the deferred tax asset which maintenance costs related to power equipment, overhead transmission arose from the revaluation of the tax bases of Hydro One’s assets to lines, transmission station sites, and forestry control to maintain safe fair market value when the Company transitioned from the provincial distances between line spans and trees. Distribution OM&A costs are payments in lieu of tax regime to the federal tax regime at the time of required to maintain the Company’s low-voltage distribution system to the Company’s initial public oering in 20 ff 15. provide safe and reliable electricity to the Company’s residential, small business, commercial, and industrial customers across the province. Primary Factors Ae ff cting Results of Operations These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and Transmission Revenues repair, land assessment and remediation, as well as issuing timely and Transmission revenues primarily consist of regulated transmission accurate bills and responding to customer inquiries. rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Hydro One manages its costs through ongoing efficiency and Transmission rates are designed to generate revenues necessary to productivity initiatives, while continuing to complete planned work construct, upgrade, extend and support a transmission system with programs associated with the development and maintenance of its sufficient capacity to accommodate maximum forecasted demand transmission and distribution networks. and a regulated return on the Company’s investment. Peak electricity Depreciation, Amortization and Asset Removal Costs demand is primarily inuenced b fl y weather and economic conditions. Depreciation and amortization costs relate primarily to depreciation Transmission revenues also include export revenues associated with of the Company’s property, plant and equipment, and amortization of transmitting electricity to markets outside of Ontario. Ancillary revenues certain intangible assets and regulatory assets. Asset removal costs include revenues associated with providing maintenance services to consist of costs incurred to remove property, plant and equipment power generators and from third-party land use. where no asset retirement obligations have been recorded on the balance sheet. Hydro One Limited Annual Report 2020 17

Management's Discussion and Analysis

Financing Charges

Financing charges relate to the Company's financing activities, and include interest expense on the Company's long-term debt and short-term borrowings, as well as gains and losses on interest rate swap agreements, foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

Results of Operations

Net Income

Net income attributable to common shareholders for the year ended December 31, 2020 of $1,770 million is an increase of $992 million, or 127.5%, from the prior year. Significant influences on net income included:

- higher revenues, net of purchased power, primarily resulting from:
  - an increase in transmission revenues primarily due to the OEB's decision on 2020 rates; partially offset by
  - a decrease in distribution revenues, net of purchased power, mainly due to 2018 foregone revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by the OEB's decision on 2020 rates and revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020.
- lower OM&A costs primarily resulting from:
  - the payment of the termination fee in 2019 related to the terminated acquisition of Avista Corporation (Merger);
  - lower vegetation management and work program expenditures, and the 2019 write-off of the Lake Superior Link project; partially offset by
  - costs related to COVID-19, as discussed below;
  - additional other post-employment benefit (OPEB) costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral; and
  - lower insurance proceeds received in 2020.
- lower financing charges primarily resulting from financing costs related to the Merger incurred in the first quarter of 2019; partially offset by an increase in interest expense on long-term debt due to increased debt levels in 2020.
- higher income tax recovery primarily attributable to:
  - income tax recovery recorded following the July 2020 decision of the Ontario Divisional Court (ODC Decision); partially offset by
  - 2019 income tax recovery following the payment of the termination fee and financing charges related to the Merger; and
  - lower incremental tax deductions and deductible temporary differences.

Included in the Company's results for the year ended December 31, 2020 are costs incurred as a result of the COVID-19 pandemic. Total COVID-19 related costs of $50 million consist primarily of labour costs associated with the temporary stand-down of the Company's workforce in the first half of the year, the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and other direct expenses, including purchases of additional facility-related cleaning supplies.

For additional disclosure related to the impact of COVID-19 on the Company's operations for the year ended December 31, 2020, please see section "Other Developments – COVID-19".

EPS and Adjusted EPS

EPS was $2.96 for the year ended December 31, 2020, compared to EPS of $1.30 in 2019. The increase in EPS was driven by higher earnings for the year ended December 31, 2020, as discussed above. Adjusted EPS, which excludes the impacts of the income tax recovery related to the ODC Decision received in 2020, and for income and costs related to the Merger in 2019, was $1.51 for the year ended December 31, 2020, compared to $1.54 in 2019. The decrease in Adjusted EPS was driven by changes in net income for the year ended December 31, 2020, as discussed above, but excluding the impacts of the Merger and the ODC Decision. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)		2020	2019	Change
Transmission		**1,740**	1,652	5.3%
Distribution		**5,507**	4,788	15.0%
Other		**43**	40	7.5%
Total revenues		**7,290**	6,480	12.5%
Transmission		**1,740**	1,652	5.3%
Distribution, net of purchased power[1]		**1,653**	1,677	(1.4%)
Other		**43**	40	7.5%
Total revenues, net of purchased power[1]		**3,436**	3,369	2.0%
Transmission:	Average monthly Ontario 60-minute peak demand (MW)	**20,091**	19,896	1.0%
Distribution:	Electricity distributed to Hydro One customers (GWh)	**28,379**	27,536	3.1%

1 See section "Non-GAAP Measures" for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.

18 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

Transmission Revenues
Transmission revenues increased by 5.3% during the year ended December 31, 2020, primarily due to the following:

- the OEB's decision on 2020 rates, including:
  - the recovery of certain OPEB costs through OM&A that were previously capitalized and recovered in rates, therefore net income neutral, and
  - the recognition of Conservation and Demand Management (CDM) revenues in the second quarter of 2020; partially offset by deferred regulatory adjustment related to transmission asset removal costs in 2020,
- full year contribution of the NRLP assets placed in-service in the third quarter of 2019.

Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, decreased by 1.4% during the year ended December 31, 2020 primarily due to the following:

- the 2018 foregone revenue recognized in prior year following the 2019 OEB decision on rates; and
- the suspension of late payment charges following the onset of COVID-19; partially offset by
- the OEB's decision on 2020 rates;
- distribution revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; and
- a lower deferred regulatory adjustment related to the Earnings Sharing Mechanism in 2020.

OM&A Costs

Year ended December 31 (millions of dollars)	2020	2019	Change
Transmission	**391**	355	10.1%
Distribution	**619**	610	1.5%
Other	**60**	216	(72.2%)
	1,070	1,181	(9.4%)

Transmission OM&A Costs
The 10.1% increase in transmission OM&A costs for the year ended December 31, 2020 was primarily due to the following:

- additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral;
- costs related to COVID-19, primarily consisting of labour costs associated with the temporary stand-down of the Company's workforce in the first half of the year, and other direct expenses; and
- lower insurance proceeds received in 2020; partially offset by
- lower work program expenditures related to stations and lines maintenance.

Distribution OM&A Costs
The 1.5% increase in distribution OM&A costs for the year ended December 31, 2020 was primarily due to the following:

- costs related to COVID-19, primarily consisting of labour costs associated with the temporary stand-down of the Company's workforce in the first half of the year, the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and other direct expenses, including purchases of additional facility-related cleaning supplies; and
- costs related Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; partially offset by
- lower vegetation management expenditures; and
- lower spend on IT projects.

Other OM&A Costs
The decrease in other OM&A costs for the year ended December 31, 2020 was primarily due to the payment of the Merger termination fee and the write-off of the Lake Superior Link project in the prior year.

Depreciation, Amortization and Asset Removal Costs

The increase of $6 million or 0.7% in depreciation, amortization and asset removal costs in 2020 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Financing Charges

The $43 million, or 8.4%, decrease in financing charges for the year ended December 31, 2020 was primarily due to the following:

- financing costs related to the Merger incurred in the first quarter of 2019; and
- lower interest expense on short-term notes due to lower interest rate in the current year; partially offset by
- higher interest expense on long-term debt as a result of increased debt levels driven by the debt issuances completed in 2020.

Income Tax Expense

Income taxes are accounted for using the asset and liability method. Current taxes are recorded based on the taxes expected to be paid in respect of the current and prior years' taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities including carryforward unused tax losses and credits.

As prescribed by the regulators, the Company recovers income taxes in revenues from ratepayers based on estimate of current tax expense in respect of regulated operations. The amounts of deferred income taxes related to regulated operations, which are considered to be more likely-than-not of recovery from, or refund to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred tax expense. Therefore the consolidated tax expense or recovery for the current period is based on the total current

Hydro One Limited Annual Report 2020 **19**

Management's Discussion and Analysis

and deferred tax expense or recovery, net of the regulatory accounting offset to deferred tax expense arising from temporary differences recoverable from or refundable to customers in the future.

Income tax recovery was $785 million for the year ended December 31, 2020 compared to $6 million in 2019. The $779 million increase in income tax recovery for the year ended December 31, 2020 was principally attributable to the recognition of $867 million income tax recovery arising from the ODC Decision and the recognition of $51 million income tax recovery in 2019 related to the Merger termination fee and related financing charges. When adjusted for these non-recurring recoveries, the adjusted tax expense for the year ended December 31, 2020 was of $82 million compared to $45 million in the same period last year. The $37 million increase in the tax expense is primarily attributable to the following:

- lower incremental tax deductions from deferred tax asset sharing due to the 2018 foregone revenue recognized in 2019 following the receipt of the OEB decision on rates; and
- lower deductible temporary differences.

The Company realized an effective tax rate (ETR) of approximately (77.6%) in 2020, compared to approximately (0.8%) in 2019. Excluding the impact of the income tax recovery related to the ODC Decision received in 2020, and the impacts of costs related to the Merger in 2019, the adjusted ETR of 8.1% for the year ended December 31, 2020, compares to 4.6% in 2019.

See section "Non-GAAP Measures" for description and reconciliation of adjusted tax expense and adjusted ETR.

Common Share Dividends

In 2020, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 11, 2020	March 11, 2020	March 31, 2020	$ 0.2415	144
May 7, 2020	June 10, 2020	June 30, 2020	$ 0.2536	152
August 10, 2020	September 9, 2020	September 30, 2020	$ 0.2536	151
November 5, 2020	December 9, 2020	December 31, 2020	$ 0.2536	152
				599

Following the conclusion of the fourth quarter of 2020, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 23, 2021	March 17, 2021	March 31, 2021	$ 0.2536	152

Selected Annual Financial Statistics

Year ended December 31 (millions of dollars, except per share amounts)	2020	2019	2018
Revenues	7,290	6,480	6,150
Net income (loss) to common shareholders of Hydro One	1,770	778	(89)
Basic EPS	$ 2.96	$ 1.30	$ (0.15)
Diluted EPS	$ 2.95	$ 1.30	$ (0.15)
Basic Adjusted EPS[1]	$ 1.51	$ 1.54	$ 1.35
Diluted Adjusted EPS[1]	$ 1.51	$ 1.53	$ 1.35
Dividends per common share declared	$ 1.00	$ 0.96	$ 0.91
Dividends per preferred share declared[2]	$ 1.20	$ 1.06	$ 1.06

As at December 31 (millions of dollars)	2020	2019	2018
Total assets	30,294	27,061	25,657
Total non-current financial liabilities[3]	12,813	10,897	10,479

1 See section "Non-GAAP Measures" for description and reconciliation of basic and diluted Adjusted EPS.

2 Preferred dividends per share are calculated using the weighted average number of preferred shares outstanding during each year. The preferred share dividends paid in each year presented were $18 million. All the preferred shares were redeemed on November 20, 2020. See section "Share Capital" for details.

3 Total non-current financial liabilities includes long-term debt, long-term lease obligations, derivative liabilities, long-term accounts payable, and convertible debentures.

20 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

Net Income (Loss) – 2019 compared to 2018

Net income attributable to common shareholders for the year ended December 31, 2019 of $778 million is an increase of $867 million or 974.2% from the year prior. Significant influences on earnings included:

- higher revenues, net of purchased power, primarily resulting from:
  - an increase in distribution revenues, net of purchased power, due to the OEB's decision on the 2018 and 2019 distribution rates; partially offset by
  - lower average monthly Ontario 60-minute peak demand and energy consumption driven by less favourable weather in 2019; and
  - lower revenues as a result of deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to accelerated tax depreciation (Accelerated CCA), both of which will flow through to customers and are offset with lower taxes, with no impact on regulated return on equity (ROE);
- higher OM&A costs primarily resulting from the payment of the termination fee related to the Merger and higher vegetation management coverage; partially offset by lower corporate support costs, insurance proceeds received in 2019, and lower spend on station and lines maintenance programs;
- higher financing charges primarily resulting from an increase in interest expense on long-term debt; and increased Merger-related financing charges; and
- lower income tax expense as a result of the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset, as well as the deferred tax asset sharing and Accelerated CCA, both of which will flow through to customers and are offset with lower revenues, with no impact on regulated ROE.

EPS and Adjusted EPS – 2019 compared to 2018

EPS was $1.30 in 2019, compared to a loss per share of $0.15 in 2018. The increase in EPS was driven by higher earnings in 2019, as discussed above. Adjusted EPS in 2019, which excludes the impacts of the Merger, was $1.54, compared to adjusted EPS of $1.35 in 2018, which excludes the impacts of the OEB's March 2019 reconsideration decision (DTA Decision) relating to Hydro One's treatment of benefits of the deferred tax assets resulting from Hydro One's transition from the provincial payments in lieu of tax regime to the federal tax regime in 2015. The increase in adjusted EPS was driven by the net income impacts discussed above, but excluding the impacts of the Merger and the DTA Decision.

Quarterly Results of Operations

Quarter ended (millions of dollars, except EPS and ratio)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Revenues	1,867	1,903	1,670	1,850	1,715	1,593	1,413	1,759
Purchased power	1,046	993	808	1,007	914	737	653	807
Revenues, net of purchased power[1]	821	910	862	843	801	856	760	952
Net income to common shareholders	161	281	1,103	225	211	241	155	171
Adjusted net income to common shareholders[1]	161	281	236	225	211	241	155	311
Basic EPS	$ 0.27	$ 0.47	$ 1.84	$ 0.38	$ 0.35	$ 0.40	$ 0.26	$ 0.29
Diluted EPS	$ 0.27	$ 0.47	$ 1.84	$ 0.38	$ 0.35	$ 0.40	$ 0.26	$ 0.29
Basic Adjusted EPS[1]	$ 0.27	$ 0.47	$ 0.39	$ 0.38	$ 0.35	$ 0.40	$ 0.26	$ 0.52
Diluted Adjusted EPS[1]	$ 0.27	$ 0.47	$ 0.39	$ 0.38	$ 0.35	$ 0.40	$ 0.26	$ 0.52
Earnings coverage ratio[2]	2.8	2.9	n/a	n/a	n/a	n/a	n/a	n/a

1 See section "Non-GAAP Measures" for description of revenues, net of purchased power, adjusted net income and Adjusted EPS.

2 Earnings coverage ratio is a non-GAAP measure that has been presented for the twelve months ended December 31, 2020 and September 30, 2020, and has been calculated as net income before financing charges and income taxes attributable to shareholders of Hydro One, divided by the sum of financing charges and capitalized interest.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

Hydro One Limited Annual Report 2020 21

Management's Discussion and Analysis

Capital Investments

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One's existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.

Assets Placed In-Service

The following table presents Hydro One's assets placed in-service during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019	Change
Transmission	**948**	1,082	(12.4%)
Distribution	**684**	602	13.6%
Other	**7**	19	(63.2%)
Total assets placed in-service	**1,639**	1,703	(3.8%)

Transmission Assets Placed In-Service

Transmission assets placed in-service decreased by $134 million or 12.4% during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to the following:

- the in-servicing of several projects in 2019, including the Niagara Reinforcement Project, the Brant transmission station, the new Leamington transmission, and Enfield transmission station;
- lower volume of overhead lines and component replacements in 2020;
- lower volume of assets placed in-service for IT projects in 2020; and
- lower volume of demand work due to equipment failures in 2020; partially offset by
- timing of assets placed in-service for station sustainment investments (including Lennox transmission station, Sheppard transmission station, Elgin transmission station, Runnymede transmission station, Cherrywood transmission station placed in-service in 2020, and Bronte transmission station, Alexander switching station, Hanmer transmission station, Palmerston transmission station, National Research Council transmission station placed in-service in 2019); and
- assets placed in-service in 2020 (High-Voltage Underground Cable replacement in Toronto, and Kapuskasing area Reinforcement project line upgrade).

Distribution Assets Placed In-Service

Distribution assets placed in-service increased by $82 million or 13.6% during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to the following:

- completion of Customer Contact Centre Technology Modernization project;
- substantial completion of the Leamington transmission station feeder development project in 2020;
- higher volume of storm related asset replacements; and
- completion of Woodstock Operation Centre; partially offset by
- lower volume of distribution station refurbishment work and equipment replacements.

Capital Investments

The following table presents Hydro One's capital investments during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019	Change
Transmission			
Sustaining	**819**	811	1.0%
Development	**226**	143	58.0%
Other	**112**	81	38.3%
	1,157	1,035	11.8%
Distribution			
Sustaining	**317**	272	16.5%
Development	**289**	265	9.1%
Other	**106**	87	21.8%
	712	624	14.1%
Other	**9**	8	12.5%
Total capital investments	**1,878**	1,667	12.7%

Total 2020 capital investments of $1,878 million were largely in-line with the previously disclosed expected amount of $1,841 million.

22 **Hydro One Limited** Annual Report 2020

Management's Discussion and Analysis

Transmission Capital Investments

Transmission capital investments increased by $122 million or 11.8% during the year ended December 31, 2020 compared to the year ended December 31, 2019. Principal impacts on the levels of capital investments included:

- higher investments in multi-year development projects, including the new shunt reactors at the Lennox transmission station, the East-West Tie Connection, the new Lakeshore switching station, and the Kapuskasing area reinforcement project;
- higher volume of station refurbishments and replacements;
- investment in the new Ontario grid control centre in the City of Orillia; and
- higher volume of work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection standards; partially offset by
- lower volume of overhead line refurbishments and replacements, customer connections, and transportation and work equipment investments.

Distribution Capital Investments

Distribution capital investments increased by $88 million or 14.1% during the year ended December 31, 2020 compared to the year ended December 31, 2019. Principal impacts on the levels of capital investments included:

- investment in the new Ontario grid control centre in the City of Orillia;
- higher volume of storm related asset replacements and emergency power restoration work;
- investment in the new Woodstock Operation Centre;
- higher investments in IT projects including the Customer Contact Centre Technology Modernization project; and
- higher volume of line refurbishments work; partially offset by
- lower volume of transportation and work equipment investments.

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at December 31, 2020:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
Development Projects:			(year)	(millions of dollars)	
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2021	28	6
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[1]	160	129
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	6
Leamington Area Transmission Reinforcement[3]	Leamington Southwestern Ontario	New transmission line and stations	2026[3]	525[3]	54
Sustainment Projects:					
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	118	115
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	146	144
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	136	89
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	146	50
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	91
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	123	71

1 The East-West Tie Station Expansion project is impacted by the construction schedule of the new East-West Tie transmission line being built by Upper Canada Transmission Inc., operating as NextBridge Infrastructure, LP (NextBridge). In September 2020, NextBridge advised the OEB of a delay in the in-service date of the East-West Tie transmission line to March 31, 2022. As a result of this delay, the majority of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, is now expected to be placed in-service in 2022.

2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase.

3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.

Hydro One Limited Annual Report 2020 23

Management's Discussion and Analysis

Future Capital Investments

The Company estimates future capital investments based on management's expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB's Renewed Regulatory Framework.

The 2021 through 2022 transmission capital investment estimates differ from the prior year disclosures, reflecting the OEB's decision on Hydro One Networks' 2021-2022 rate application. See section "Regulation" for further details on the OEB's decision. The 2021 through 2024 distribution capital investments estimates have also been updated to include capital investments for the Peterborough Distribution and Orillia Power acquisitions in the third quarter of 2020. See section "Other Developments" for information related to the acquisitions. The 2021 through 2022 distribution capital investments estimates reflect reprioritization of work and revised pacing of investments. The projections and the timing of the transmission and distribution expenditures in 2023 and 2024 are subject to approval by the OEB.

The following table summarizes Hydro One's annual projected capital investments for 2021 to 2024, by business segment:

(millions of dollars)	2021	2022	2023	2024
Transmission	1,172	1,204	1,386	1,380
Distribution	713	648	742	759
Other	23	18	14	11
Total capital investments[1]	1,908	1,870	2,142	2,150

1 Total capital investments for 2021 include $85 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

The following table summarizes Hydro One's annual projected capital investments for 2021 to 2024, by category:

(millions of dollars)	2021	2022	2023	2024
Sustainment	1,125	1,296	1,555	1,558
Development	544	405	439	459
Other[1]	239	169	148	133
Total capital investments[2]	1,908	1,870	2,142	2,150

1 "Other" capital expenditures include investment in fleet, real estate, IT, and operations technology and related functions.

2 Total capital investments for 2021 include $85 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

Summary of Sources and Uses of Cash

Hydro One's primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One's capital resource requirements, including the Company's capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	**2020**	2019
Cash provided by operating activities	**2,030**	1,614
Cash provided by (used in) financing activities	**674**	(439)
Cash used in investing activities	**(1,977)**	(1,628)
Increase (decrease) in cash and cash equivalents	**727**	(453)

24 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

Cash provided by operating activities

Cash from operating activities increased by $416 million for the year ended December 31, 2020 compared to 2019. The increase was impacted by various factors, including the following:

- higher earnings in 2020;
- changes in certain regulatory accounts; and
- increases in net working capital attributable to higher payments received from the IESO during 2020 associated with Fair Hydro Plan credits, as well as lower non-energy receivables.

Cash provided by (used in) financing activities

Cash provided by financing activities increased by $1,113 million for the year ended December 31, 2020 compared to 2019. The increase was impacted by various factors, including the following:

Sources of cash

- The Company issued $2,725 million of long-term debt in 2020, compared to $1,500 million long-term debt issued in 2019.
- The Company received proceeds of $4,070 million from the issuance of short-term notes in 2020, compared to $4,217 million received in 2019.

Uses of cash

- The Company repaid $4,413 million of short-term notes in 2020, compared to $4,326 million repaid in 2019.
- The Company repaid $653 million of long-term debt in 2020, compared to $730 million of long-term debt in 2019.
- In 2019, the Company redeemed $513 million of convertible debentures.
- Dividends paid in 2020 were $617 million, consisting of $599 million of common share dividends and $18 million of preferred share dividends, compared to dividends of $588 million paid in 2019, consisting of $570 million of common share dividends and $18 million of preferred share dividends.
- The Company redeemed preferred shares of $418 million in 2020, compared to no preferred shares redeemed in 2019. See section "Share Capital" for details of the preferred shares redemption.

Cash used in investing activities

Cash used in investing activities increased by $349 million for the year ended December 31, 2020 compared to 2019. The increase is primarily attributable to a $216 million increase in capital expenditures in 2020, as well the acquisitions of Orillia Power and the assets of Peterborough Distribution in the current year ($126 million). Please see section "Capital Investments" for comparability of capital investments made by the Company during the year ended December 31, 2020 compared to prior year.

Liquidity and Financing Strategy

Short-term liquidity is provided through FFO, Hydro One Inc.'s commercial paper program, and the Company's consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.

At December 31, 2020, Hydro One Inc. had $800 million in commercial paper borrowings outstanding, compared to $1,143 million outstanding at December 31, 2019. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with a total availability balance of $2,550 million as at December 31, 2020. No amounts were drawn on the Operating Credit Facilities as at December 31, 2020 or 2019. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO are expected to be sufficient to fund the Company's operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company's cash requirements. See section "Other Developments – COVID-19" for additional information of the impact of COVID-19 on the Company's operations.

At December 31, 2020, the Company had long-term debt outstanding in the principal amount of $13,558 million, which included $425 million of long-term debt issued by Hydro One, $12,995 million of long-term debt issued by Hydro One Inc., and long-term debt in the principal amount of $138 million issued by HOSSM. The long-term debt issued by Hydro One was issued under its base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program, as further described below. The long-term debt consists of notes and debentures that mature between 2021 and 2064, and as at December 31, 2020, had a weighted-average term to maturity of approximately 14.5 years (2019 – 15.7 years) and a weighted-average coupon rate of 3.8% (2019 – 4.2%).

On August 20, 2020, Hydro One filed a short form Universal Base Shelf Prospectus with securities regulatory authorities in Canada to replace a previous prospectus that expired in July 2020. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending in September 2022. On October 15, 2020, Hydro One issued $425 million of long-term debt resulting in $1,575 million remaining available for issuance under the Universal Base Shelf Prospectus at December 31, 2020. The Company used the net proceeds of this offering to fund the redemption on November 20, 2020 of all of its Series 1 preferred shares (Preferred Shares) and for general corporate purposes. See section "Share Capital" for further details of the Preferred Shares redemption.

Hydro One Limited Annual Report 2020 25

Management's Discussion and Analysis

On September 21, 2020, in order to secure required funding for the redemption of the Preferred Shares, Hydro One secured binding commitments for three bilateral two-year senior unsecured term credit facilities (Bilateral Credit Facilities) totalling $201 million. On October 15, 2020, these bilateral commitments were terminated upon receipt of the proceeds of Hydro One's $425 million long-term debt offering.

In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At December 31, 2020, $2,800 million remained available for issuance under the MTN Program prospectus.

On December 17, 2020, Hydro One Holdings Limited (HOHL), an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US, to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending in January 2023. At December 31, 2020, no securities have been issued under the US Debt Shelf Prospectus.

Compliance

At December 31, 2020, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Credit Ratings

Various ratings organizations review the Company's and Hydro One Inc.'s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company's current credit ratings could adversely affect the Company's financial condition and results of operations, and a downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt.

On September 21, 2020, DBRS Limited (DBRS) assigned an issuer rating of "A" to the Company. DBRS also assigned a provisional rating of "A" to the Company's then proposed $425 million long-term debt issuance. Both trends are Stable. On September 22, 2020, S&P Global Ratings (S&P) assigned an issue-level rating of "BBB+" to the Company's $425 million long-term debt issuance.

At December 31, 2020, Hydro One's long-term credit ratings were as follows:

Rating Agency	Long-term Debt Rating
DBRS	A
S&P	BBB+

At December 31, 2020, Hydro One Inc.'s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS	R-1 (low)	A (high)
Moody's	Prime-2	A3
S&P	A-1 (low)	A-

Effect of Interest Rates

The Company is exposed to fluctuations of interest rates as its regulated ROE is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section "Risk Management and Risk Factors – Risks Relating to Hydro One's Business – Market, Financial Instrument and Credit Risk" for more details.

Pension Plan

In 2020, Hydro One made cash contributions of $57 million to its pension plan, compared to cash contributions of $61 million in 2019, and incurred $146 million in net periodic pension benefit costs, compared to $41 million incurred in 2019.

In September 2019, Hydro One filed a triennial actuarial valuation of its pension plan as at December 31, 2018. The next actuarial valuation will be performed no later than effective December 31, 2021. Hydro One estimates that total Company pension contributions for 2021, 2022, 2023, 2024, 2025, 2026 and 2027 are approximately $59 million, $93 million, $107 million, $111 million, $111 million, $113 million, and $118 million, respectively. The estimated pension contributions for years beyond 2021 increased from amounts previously disclosed primarily due to a remeasurement of the Company's contributions at the end of 2020, reflecting a decrease in discount rate and an increase in the number of employees.

The Company's pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section "Critical Accounting Estimates – Employee Future Benefits".

Other Obligations

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

26 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One's debt and other major contractual obligations and commercial commitments:

As at December 31, 2020 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)					
Long-term debt – principal repayments	13,558	803	1,335	1,450	9,970
Long-term debt – interest payments	8,411	498	950	886	6,077
Short-term notes payable	800	800	–	–	–
Pension contributions[1]	712	59	200	222	231
Environmental and asset retirement obligations	160	34	46	24	56
Outsourcing and other agreements[2]	162	106	26	15	15
Lease obligations	90	16	25	22	27
Long-term software/meter agreement	13	8	3	2	–
Total contractual obligations	23,906	2,324	2,585	2,621	16,376
Other commercial commitments (by year of expiry)					
Operating Credit Facilities	2,550	–	–	2,550	–
Letters of credit[3]	196	194	2	–	–
Guarantees[4]	491	491	–	–	–
Total other commercial commitments	3,237	685	2	2,550	–

1 Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the pension plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018.

2 In February 2021, Hydro One entered into an agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One's discretion, resulting in an additional commitment of $143 million, which has not been reflected in the table above.

3 Letters of credit consist of $167 million in letters of credit related to retirement compensation arrangements, a $22 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.

4 Guarantees consist of $484 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources (Canada) relating to Ontario Charging Network LP (OCN LP) (OCN Guarantee). Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.

Share Capital

The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 23, 2021, Hydro One had 597,611,787 issued and outstanding common shares.

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Series 1 preferred shares and Series 2 preferred shares. At February 23, 2021, the Company had no Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.

On November 20, 2020, Hydro One exercised its option to redeem all of its 16,720,000 outstanding Preferred Shares in accordance with their terms. The Preferred Shares were redeemed at a price of $25.00 per share, plus all accrued and unpaid dividends up to, but excluding November 20, 2020, for an aggregate redemption price of $423 million, including $418 million for the Preferred Shares balance and $5 million for accrued dividends. The Preferred Shares were not exchangeable or convertible into the common shares of the Company and the redemption had no impact on the Province of Ontario's (Province) voting rights or ownership percentage of the outstanding common shares of Hydro One.

The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at February 23, 2021 was 3,502,185.

Regulation

The OEB approves both the revenue requirements and the rates charged by Hydro One's regulated transmission and distribution businesses. The rates are designed to permit the Company's transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

Hydro One Limited Annual Report 2020 27

Management's Discussion and Analysis

The following table summarizes the status of Hydro One's major regulatory proceedings with the OEB:

Application	Years	Type	Status
Electricity Rates			
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received
B2M LP	2020-2024	Transmission – Revenue Cap	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received
NRLP	2020-2024	Transmission – Revenue Cap	OEB decision received
Peterborough Distribution	2020-2029	Distribution – Revenue Cap	OEB decision received[1]
Orillia Power	2020-2029	Distribution – Revenue Cap	OEB decision received[2]
Mergers Acquisitions Amalgamations and Divestitures (MAAD)			
Peterborough Distribution	n/a	Acquisition	OEB decision received
Orillia Power	n/a	Acquisition	OEB decision received
Leave to Construct			
Power Downtown Toronto	n/a	Section 92	OEB decision pending[3]

1 Peterborough Distribution is under a 10-year deferred rebasing period for years 2020-2029, as approved in the OEB MAAD decision dated April 30, 2020.

2 Orillia Power is under a 10-year deferred rebasing period for years 2020-2029, as approved in the OEB MAAD decision dated April 30, 2020.

3 On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity.

The following table summarizes the key elements and status of Hydro One's electricity rate applications:

Application	Year	Return on Equity (ROE) Allowed (A)	Rate Base Allowed (A)	Rate Application Status
Transmission				
Hydro One Networks	2020	8.52% (A)	$12,360 million (A)	Approved in April 2020
	2021	8.52% (A)	$12,927 million (A)	Approved in April 2020
	2022	8.52% (A)	$13,641 million (A)	Approved in April 2020
B2M LP	2020-2024	8.52% (A)	$488 million (A)	Approved in January 2020
HOSSM[1]	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016
NRLP	2020-2024	8.52% (A)	$118 million (A)	Approved in April 2020
Distribution				
Hydro One Networks	2020	9.00% (A)	$8,175 million (A)	Approved in March 2019
	2021	9.00% (A)	$8,514 million (A)	Approved in March 2019
	2022	9.00% (A)	$8,804 million (A)	Approved in March 2019

1 HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016.

Electricity Rates Applications

Hydro One Networks – Transmission

Deferred Tax Asset

On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission revenue requirements (Original Decision).

In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the *Electricity Act, 1998* (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would have resulted in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.

On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks' 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. As a result, as at December 31, 2018, the Company recorded impairment charges relating to Hydro One Networks' distribution and transmission deferred income tax regulatory asset. Notwithstanding the recognition of the effects of the DTA Decision in

28 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis the 2018 financial statements, on April 5, 2019, the Company filed an Hydro One Networks – Distribution appeal with the Ontario Divisional Court with respect to the OEB’s DTA On March 31, 2017, Hydro One Networks filed a custom application with Decision. The appeal was heard on November 21, 2019. the OEB for 2018-2022 distribution rates under the OEB’s incentive- based regulatory framework (2018-2022 Distribution Application), which On July 16, 2020, the Ontario Divisional Court rendered the ODC was subsequently updated on June 7 and December 21, 2017. Decision on the Company’s appeal of the OEB’s DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB’s DTA Decision. On March 7, 2019, the OEB rendered its decision on Hydro One The Ontario Divisional Court found that the OEB’s DTA Decision was Networks’ 2018-2022 distribution rate application (2018-2022 incorrect in law because the OEB had failed to apply the correct Distribution Decision). In accordance with the 2018-2022 Distribution legal test. In its decision, the Ontario Divisional Court agreed with Decision, as well as the DTA Decision, the Company filed its draft rate the submissions of Hydro One that the deferred tax asset should be order reflecting updated revenue requirements of $1,459 million for allocated to shareholders in its entirety. However, the Ontario Divisional 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for Court concluded that it does not have jurisdiction to substitute its own 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved decision for that of the OEB and, with clear directions as to what the the rate order confirming these updated revenue requirements, which OEB’s decision must be, ordered that the maer be r tt eturned to the include impacts of both the 2018-2022 Distribution Decision and the OEB. The OEB did not file a notice for leave to appeal the ODC Decision DTA Decision. to the Ontario Court of Appeal by the required deadline of July 31, 2020. On March 26, 2019, the Company filed a motion to review and vary the In connection with the ODC Decision, the Company recorded a OEB’s decision as it relates to rates revenue requirement recovery of reversal of the previously recognized impairment charge of Hydro One employer pension costs. Concurrently, the Company filed an appeal Networks’ distribution and transmission deferred income tax regulatory with the Ontario Divisional Court. The appeal was held in abeyance asset in its financial statements for the year ended December 31, 2020. pending the outcome of the motion made before the OEB. In 2019, The reversal of the previously recognized impaired charge included the the Company reflected a portion of pension costs incurred in the regulatory asset relating to the cumulative deferred tax asset amounts Hydro One Networks’ distribution Pension Cost Differential regulatory shared with ratepayers (deferred tax asset sharing) up to and including account, pending the outcome of the motion before the OEB. On June 30, 2020 by Hydro One Networks’ distribution and transmission December 19, 2019, the OEB affirmed its earlier decision with respect segments of $58 million and $118 million, respectively. Hydro One to recovery of the revenue requirement associated with pension costs. recognized deferred income tax regulatory assets of $504 million and As a result, Hydro One derecognized the portion relating to pension $673 million for Hydro One Networks distribution and transmission costs charged to operations as a reversal of revenues of $13 million, segments, respectively, and associated deferred income tax liability of and also transferred $37 million to property, plant and equipment $310 million. The Company also recorded an increase in net income of and intangible assets, which represents the portion attributable to $867 million as deferred income tax recovery during the year ended capital expenditures. December 31, 2020. Hydro One Remote Communities On September 21, 2020, the Ontario Divisional Court issued its final On April 16, 2020, the OEB approved a 2% increase to Hydro One order (ODC Order) with respect to the ODC Decision. Following the Remote Communities’ 2019 base rates for new rates eec ff tive May 1, ODC Order, on October 2, 2020, the OEB issued a procedural order to 2020, with a deferred implementation date of November 1, 2020 due implement the direction of the Ontario Divisional Court and required to COVID-19. On October 8, 2020, the OEB authorized Hydro One Hydro One to submit its proposal for the recovery of the deferred tax Remote Communities to implement a rate rider for the recovery of asset amounts allocated to ratepayers for the 2017 to 2022 period. foregone revenues resulting from postponing rate implementation. The proceeding on this maer is curr tt ently ongoing, and a decision is The rider is eec ff tive until April 30, 2021. On November 3, 2020, Hydro anticipated in the first half of 2021. One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, eec ff tive May 1, 2021, 2020-2022 Transmission Rates which was subsequently updated to 2.2% in accordance with the On April 23, 2020, the OEB rendered its decision on Hydro One OEB’s 2021 inflation parameters for electricity distributors issued on Networks’ 2020-2022 transmission rate application (2020-2022 November 9, 2020. Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue Hydro One Remote Communities is fully financed by debt and is requirement of $1,630 million, $1,701 million and $1,772 million for operated as a break-even entity with no ROE. 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued NRLP its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs On October 25, 2019, NRLP filed its revenue cap incentive rate that were put in place on an interim basis on January 1, 2020 continued application for 2020-2024. On December 19, 2019, the OEB approved for the remainder of 2020 in light of the COVID-19 pandemic. On NRLP’s proposed 2020 revenue requirement of $9 million on an December 17, 2020, the OEB issued its decision and order setting the interim basis eec ff tive January 1, 2020. On February 12, 2020, all final 2021 UTRs eec ff tive January 1, 2021, which included the approval of parties reached a full settlement agreement on all issues, accepting a two-year disposition period for Hydro One Network’s 2020 foregone the 2020 base costs and the 2019 incurred costs as presented. The revenue including interest, beginning on January 1, 2021. settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a lowering rate Hydro One Limited Annual Report 2020 29Management’s Discussion and Analysis the 2018 financial statements, on April 5, 2019, the Company filed an Hydro One Networks – Distribution appeal with the Ontario Divisional Court with respect to the OEB’s DTA On March 31, 2017, Hydro One Networks filed a custom application with Decision. The appeal was heard on November 21, 2019. the OEB for 2018-2022 distribution rates under the OEB’s incentive- based regulatory framework (2018-2022 Distribution Application), which On July 16, 2020, the Ontario Divisional Court rendered the ODC was subsequently updated on June 7 and December 21, 2017. Decision on the Company’s appeal of the OEB’s DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB’s DTA Decision. On March 7, 2019, the OEB rendered its decision on Hydro One The Ontario Divisional Court found that the OEB’s DTA Decision was Networks’ 2018-2022 distribution rate application (2018-2022 incorrect in law because the OEB had failed to apply the correct Distribution Decision). In accordance with the 2018-2022 Distribution legal test. In its decision, the Ontario Divisional Court agreed with Decision, as well as the DTA Decision, the Company filed its draft rate the submissions of Hydro One that the deferred tax asset should be order reflecting updated revenue requirements of $1,459 million for allocated to shareholders in its entirety. However, the Ontario Divisional 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for Court concluded that it does not have jurisdiction to substitute its own 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved decision for that of the OEB and, with clear directions as to what the the rate order confirming these updated revenue requirements, which OEB’s decision must be, ordered that the maer be r tt eturned to the include impacts of both the 2018-2022 Distribution Decision and the OEB. The OEB did not file a notice for leave to appeal the ODC Decision DTA Decision. to the Ontario Court of Appeal by the required deadline of July 31, 2020. On March 26, 2019, the Company filed a motion to review and vary the In connection with the ODC Decision, the Company recorded a OEB’s decision as it relates to rates revenue requirement recovery of reversal of the previously recognized impairment charge of Hydro One employer pension costs. Concurrently, the Company filed an appeal Networks’ distribution and transmission deferred income tax regulatory with the Ontario Divisional Court. The appeal was held in abeyance asset in its financial statements for the year ended December 31, 2020. pending the outcome of the motion made before the OEB. In 2019, The reversal of the previously recognized impaired charge included the the Company reflected a portion of pension costs incurred in the regulatory asset relating to the cumulative deferred tax asset amounts Hydro One Networks’ distribution Pension Cost Differential regulatory shared with ratepayers (deferred tax asset sharing) up to and including account, pending the outcome of the motion before the OEB. On June 30, 2020 by Hydro One Networks’ distribution and transmission December 19, 2019, the OEB affirmed its earlier decision with respect segments of $58 million and $118 million, respectively. Hydro One to recovery of the revenue requirement associated with pension costs. recognized deferred income tax regulatory assets of $504 million and As a result, Hydro One derecognized the portion relating to pension $673 million for Hydro One Networks distribution and transmission costs charged to operations as a reversal of revenues of $13 million, segments, respectively, and associated deferred income tax liability of and also transferred $37 million to property, plant and equipment $310 million. The Company also recorded an increase in net income of and intangible assets, which represents the portion attributable to $867 million as deferred income tax recovery during the year ended capital expenditures. December 31, 2020. Hydro One Remote Communities On September 21, 2020, the Ontario Divisional Court issued its final On April 16, 2020, the OEB approved a 2% increase to Hydro One order (ODC Order) with respect to the ODC Decision. Following the Remote Communities’ 2019 base rates for new rates eec ff tive May 1, ODC Order, on October 2, 2020, the OEB issued a procedural order to 2020, with a deferred implementation date of November 1, 2020 due implement the direction of the Ontario Divisional Court and required to COVID-19. On October 8, 2020, the OEB authorized Hydro One Hydro One to submit its proposal for the recovery of the deferred tax Remote Communities to implement a rate rider for the recovery of asset amounts allocated to ratepayers for the 2017 to 2022 period. foregone revenues resulting from postponing rate implementation. The proceeding on this maer is curr tt ently ongoing, and a decision is The rider is eec ff tive until April 30, 2021. On November 3, 2020, Hydro anticipated in the first half of 2021. One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, eec ff tive May 1, 2021, 2020-2022 Transmission Rates which was subsequently updated to 2.2% in accordance with the On April 23, 2020, the OEB rendered its decision on Hydro One OEB’s 2021 inflation parameters for electricity distributors issued on Networks’ 2020-2022 transmission rate application (2020-2022 November 9, 2020. Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue Hydro One Remote Communities is fully financed by debt and is requirement of $1,630 million, $1,701 million and $1,772 million for operated as a break-even entity with no ROE. 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued NRLP its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs On October 25, 2019, NRLP filed its revenue cap incentive rate that were put in place on an interim basis on January 1, 2020 continued application for 2020-2024. On December 19, 2019, the OEB approved for the remainder of 2020 in light of the COVID-19 pandemic. On NRLP’s proposed 2020 revenue requirement of $9 million on an December 17, 2020, the OEB issued its decision and order setting the interim basis eec ff tive January 1, 2020. On February 12, 2020, all final 2021 UTRs eec ff tive January 1, 2021, which included the approval of parties reached a full settlement agreement on all issues, accepting a two-year disposition period for Hydro One Network’s 2020 foregone the 2020 base costs and the 2019 incurred costs as presented. The revenue including interest, beginning on January 1, 2021. settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a lowering rate Hydro One Limited Annual Report 2020 29

Management’s Discussion and Analysis base value. On March 6, 2020, the settlement agreement was filed across the province to reopen its offices to a small portion of its office for the OEB’s approval, and on April 9, 2020, the OEB approved the and administrative sta. Ho ff wever, the Company has since reinstated its settlement agreement. business continuity procedures, including work from home protocols for all office sta, in ligh ff t of the Provincial Stay at Home Order announced B2M LP in December 2020. The Company’s focus remains on ensuring that its On July 31, 2019, B2M LP filed a transmission rate application for 2020- teams are equipped to operate safely as the Company continues to 2024. A settlement agreement was reached on December 9, 2019. advance work on capital and operating work programs. The settlement accepted all of B2M LP’s cost submissions, including As part of the Company’s continued commitment to customers, additional reliability reporting and a capital adjustment (reduction) factor Hydro One implemented a number of customer relief measures at the of 0.6% to account for the decreasing rate base value. On January 16, outset of the pandemic to assist customers impacted by COVID-19. 2020, the OEB approved the settlement agreement, including a 2020 These measures included (i) the Pandemic Relief Fund, (ii) financial base revenue requirement of $33 million (updated for lower ROE and assistance and increased payment flexibility, (iii) extending the Winter interest rates), and a revenue cap escalator index for 2021 to 2024. Relief program, and (iv) the temporary suspension of late fees until December 31, 2020. In January 2021, the Company announced a Small MAAD Applications Business Pandemic Relief Program to provide financial assistance and Peterborough Distribution MAAD Application payment flexibility to its small business customers. On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire the business and distribution assets of In addition to the impact on the Company’s operations noted above, the Peterborough Distribution, from the City of Peterborough. See section COVID-19 pandemic had the following impact on Hydro One’s financial “Other Developments” for additional information. results for the twelve months ended December 31, 2020: ● While electricity consumption and demand can be impacted by Orillia Power MAAD Application numerous variables, it is difficult to determine the exact impact that On April 30, 2020, the OEB issued its decision approving Hydro One’s the COVID-19 pandemic has had on peak demand and customer application to acquire Orillia Power from the City of Orillia. See section consumption over this period with any level of precision. “Other Developments” for additional information. ● The temporary deferral of operating and capital work at the onset Hydro One Transmission Licence Amendment of the pandemic resulted in the recognition of costs associated with On December 17, 2020, the Province issued a directive to the OEB the stand-down and stranded labour costs of the Company’s casual to amend Hydro One Networks’ electricity transmission licence to workforce in the second and third quarters of 2020. include a requirement that Hydro One proceed to develop and seek ● The pandemic resulted in the prolonged temporary closures of all approvals necessary related to the Leamington Area Transmission businesses across Ontario, which also impacted employment rates Reinforcement project in order to keep the project on schedule to meet locally. As a result of the financial and economic impact of the the IESO’s recommended in-service date. The OEB amended Hydro COVID-19 pandemic on residents and business alike, the Company One’s licence on December 23, 2020. See section “Major Transmission has recorded a $14 million allowance for doubtful accounts as of Capital Investment Projects” for further details on Leamington Area December 31, 2020. While there have been no significant permanent Transmission Reinforcement project. losses incurred to date, management continues to believe that there remains increased risk associated with the ultimate collection of Other Developments billed energy consumption. COVID-19 ● Lost revenues associated with the ongoing customer relief eort ff s Throughout the COVID-19 pandemic, the Company’s decisions and noted above have approximated $10 million. actions have continuously been guided by two priorities: to protect ● The COVID-19 pandemic resulted in no significant impacts on Hydro One’s employees and to maintain the safe and reliable supply the Company’s critical accounting estimates and judgments, and of electricity to Hydro One’s customers. Since the onset of the internal controls over financial reporting. COVID-19 pandemic in March 2020, Hydro One employees have In March 2020, the OEB issued initial guidance for the tracking of worked extremely hard to overcome the challenges that COVID-19 has incremental costs and lost revenues related to the COVID-19 pandemic. presented. Over the course of the last 11 months Hydro One has been In accordance with OEB updates issued in August 2020, the Company extremely successful in achieving its priorities as it was able to return has established five deferral accounts to track costs associated with to full capacity within its field operations after a short stand-down of (i) Billing and System Changes as a result of the Emergency Order its workforce and has also experienced very few suspected cases of Regarding Time-Of-Use Pricing, (ii) Lost Revenues Arising from the workplace transmission of the COVID-19 virus to date. COVID-19 Emergency, (iii) Foregone Revenues from Postponing The Company continues to monitor and adhere to guidance provided Rate Implementation, (iv) incremental Bad Debt, and (v) Other by the Province and public health experts in an eort t ff o ensure Incremental Costs. employee, customer and public safety. After focusing on high priority In May 2020, the OEB commenced a consultation on the COVID-19 and essential work at the onset of pandemic, the Company returned emergency deferral accounts to assist in its development of new substantially all of its field crews to work, where it was safe to do accounting guidance related to the accounts as well as filing so, in the second quarter. In the third quarter of 2020, the Company requirements for the review and disposition of these accounts. In implemented enhanced safety procedures within its office locations 30 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis base value. On March 6, 2020, the settlement agreement was filed across the province to reopen its offices to a small portion of its office for the OEB’s approval, and on April 9, 2020, the OEB approved the and administrative sta. Ho ff wever, the Company has since reinstated its settlement agreement. business continuity procedures, including work from home protocols for all office sta, in ligh ff t of the Provincial Stay at Home Order announced B2M LP in December 2020. The Company’s focus remains on ensuring that its On July 31, 2019, B2M LP filed a transmission rate application for 2020- teams are equipped to operate safely as the Company continues to 2024. A settlement agreement was reached on December 9, 2019. advance work on capital and operating work programs. The settlement accepted all of B2M LP’s cost submissions, including As part of the Company’s continued commitment to customers, additional reliability reporting and a capital adjustment (reduction) factor Hydro One implemented a number of customer relief measures at the of 0.6% to account for the decreasing rate base value. On January 16, outset of the pandemic to assist customers impacted by COVID-19. 2020, the OEB approved the settlement agreement, including a 2020 These measures included (i) the Pandemic Relief Fund, (ii) financial base revenue requirement of $33 million (updated for lower ROE and assistance and increased payment flexibility, (iii) extending the Winter interest rates), and a revenue cap escalator index for 2021 to 2024. Relief program, and (iv) the temporary suspension of late fees until December 31, 2020. In January 2021, the Company announced a Small MAAD Applications Business Pandemic Relief Program to provide financial assistance and Peterborough Distribution MAAD Application payment flexibility to its small business customers. On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire the business and distribution assets of In addition to the impact on the Company’s operations noted above, the Peterborough Distribution, from the City of Peterborough. See section COVID-19 pandemic had the following impact on Hydro One’s financial “Other Developments” for additional information. results for the twelve months ended December 31, 2020: ● While electricity consumption and demand can be impacted by Orillia Power MAAD Application numerous variables, it is difficult to determine the exact impact that On April 30, 2020, the OEB issued its decision approving Hydro One’s the COVID-19 pandemic has had on peak demand and customer application to acquire Orillia Power from the City of Orillia. See section consumption over this period with any level of precision. “Other Developments” for additional information. ● The temporary deferral of operating and capital work at the onset Hydro One Transmission Licence Amendment of the pandemic resulted in the recognition of costs associated with On December 17, 2020, the Province issued a directive to the OEB the stand-down and stranded labour costs of the Company’s casual to amend Hydro One Networks’ electricity transmission licence to workforce in the second and third quarters of 2020. include a requirement that Hydro One proceed to develop and seek ● The pandemic resulted in the prolonged temporary closures of all approvals necessary related to the Leamington Area Transmission businesses across Ontario, which also impacted employment rates Reinforcement project in order to keep the project on schedule to meet locally. As a result of the financial and economic impact of the the IESO’s recommended in-service date. The OEB amended Hydro COVID-19 pandemic on residents and business alike, the Company One’s licence on December 23, 2020. See section “Major Transmission has recorded a $14 million allowance for doubtful accounts as of Capital Investment Projects” for further details on Leamington Area December 31, 2020. While there have been no significant permanent Transmission Reinforcement project. losses incurred to date, management continues to believe that there remains increased risk associated with the ultimate collection of Other Developments billed energy consumption. COVID-19 ● Lost revenues associated with the ongoing customer relief eort ff s Throughout the COVID-19 pandemic, the Company’s decisions and noted above have approximated $10 million. actions have continuously been guided by two priorities: to protect ● The COVID-19 pandemic resulted in no significant impacts on Hydro One’s employees and to maintain the safe and reliable supply the Company’s critical accounting estimates and judgments, and of electricity to Hydro One’s customers. Since the onset of the internal controls over financial reporting. COVID-19 pandemic in March 2020, Hydro One employees have In March 2020, the OEB issued initial guidance for the tracking of worked extremely hard to overcome the challenges that COVID-19 has incremental costs and lost revenues related to the COVID-19 pandemic. presented. Over the course of the last 11 months Hydro One has been In accordance with OEB updates issued in August 2020, the Company extremely successful in achieving its priorities as it was able to return has established five deferral accounts to track costs associated with to full capacity within its field operations after a short stand-down of (i) Billing and System Changes as a result of the Emergency Order its workforce and has also experienced very few suspected cases of Regarding Time-Of-Use Pricing, (ii) Lost Revenues Arising from the workplace transmission of the COVID-19 virus to date. COVID-19 Emergency, (iii) Foregone Revenues from Postponing The Company continues to monitor and adhere to guidance provided Rate Implementation, (iv) incremental Bad Debt, and (v) Other by the Province and public health experts in an eort t ff o ensure Incremental Costs. employee, customer and public safety. After focusing on high priority In May 2020, the OEB commenced a consultation on the COVID-19 and essential work at the onset of pandemic, the Company returned emergency deferral accounts to assist in its development of new substantially all of its field crews to work, where it was safe to do accounting guidance related to the accounts as well as filing so, in the second quarter. In the third quarter of 2020, the Company requirements for the review and disposition of these accounts. In implemented enhanced safety procedures within its office locations 30 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis September 2020, the OEB engaged external consultants to commission Ontario Budget certain reports to assist the OEB in its preparation of an OEB staff In November 2020, the Province released its 2020 Ontario Budget: proposal (Staff Proposal) which was issued on December 16, 2020. In Ontario’s Action Plan: Protect, Support, Recover (Ontario Budget) its proposal, OEB staff suggested that utilities must demonstrate a which included a rate mitigation plan to help certain business and financial need and meet certain criteria to be eligible to seek recovery industrial customers. Starting on January 1, 2021, a portion of non-hydro of COVID-19 related costs and lost revenues. Stakeholders were renewable energy contracts (i.e., wind, solar, bioenergy) will be funded provided an opportunity to submit feedback on the Staff Proposal in by the Province and not ratepayers. According to the Ontario Budget, January 2021, and it is currently expected that the OEB will issue final this represents approximately 25% of the current cost of the Global guidance sometime in the first half of 2021. Although the consultation Adjustment. This reduction in the Global Adjustment will not benefit is ongoing and the Staff Proposal is subject to change, based on the regulated price plan customers (households, farms, small businesses), Company’s current interpretation of the Staff Proposal, it appears that who will instead continue to be protected by means of the Ontario Hydro One is unlikely to qualify for any significant recovery of COVID-19 Electricity Rebate program. These changes impact purchased power related incremental costs or lost revenues. As a result, during the three costs which are recovered in rates, and as such have no impact on the months ended December 31, 2020, the Company has reversed the Company’s net income. recognition of the regulatory asset associated with the aforementioned Exemptive Relief incremental bad debt provision recognized in the first quarter of 2020, and has recognized this expense in OM&A in the period. Disclosure of Ownership by the Province On June 6, 2017, the Canadian securities regulatory authorities granted As at December 31, 2020, the Company is tracking approximately (i) the Minister of Energy, (ii) OPG (on behalf of itself and the segregated $60 million in the deferral accounts noted above in accordance with funds established as required by the Nuclear Fuel Waste Act (Canada)) the guidelines published by the OEB in the Staff Proposal. The Company and (iii) agencies of the Crown, provincial Crown corporations and other has assessed that these amounts are not probable for future recovery provincial entities (collectively, the Non-Aggregated Holders) exemptive in rates and no amounts related to the COVID-19 pandemic have been relief, subject to certain conditions, to enable each Non-Aggregated recognized as regulatory assets. Holder to treat securities of Hydro One that it owns or controls Looking ahead, it is very difficult to determine or estimate the exact separately from securities of Hydro One owned or controlled by the impacts of COVID-19 on Hydro One’s operations as it will be largely other Non-Aggregated Holders for purposes of certain take-over bid, dependent on the duration of the pandemic and severity of the early warning reporting, insider reporting and control person distribution measures implemented to combat this virus. Hydro One continues to rules and certain distribution restrictions under Canadian securities take the necessary steps to mitigate the impact of COVID-19 on the laws. Hydro One was also granted relief permitting it to rely solely on Company’s operations. insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction The COVID-19 pandemic subjects the Company to additional risks and over securities in an information circular or annual information form in uncertainties. Please see section “Risk Management and Risk Factors respect of securities beneficially owned or controlled by any Non- – Infectious Disease Risk” for a discussion of the potential impacts of a Aggregated Holder subject to certain conditions. pandemic such as COVID-19 on Hydro One. US GAAP Federal and Ontario Budgets On March 27, 2018, Hydro One was granted exemptive relief by 2019 Federal and Ontario Budgets securities regulators in each province and territory of Canada Certain 2019 federal and Ontario budget measures enacted in 2019 which allows Hydro One to continue to report its financial results in provide certain time-limited investment incentives permitting Hydro accordance with US GAAP (Exemptive Relief). The Exemptive Relief One to deduct Accelerated CCA of up to three times the first-year will remain in eec ff t until the earlier of: (i) January 1, 2024; (ii) the first rate for eligible capital investments acquired after November 20, 2018 day of Hydro One’s financial year that commences after Hydro One and placed in-service before January 1, 2028. The 2019 enactment ceases to have activities subject to rate regulation; and (iii) the eec ff tive of the Accelerated CCA has resulted in a temporary reduction in the date prescribed by the International Accounting Standards Board for Company’s ETR for the years ended December 31, 2019 and 2020 with the mandatory application of a standard within International Financial the recognition of a tax regulatory liability relating to the Accelerated Reporting Standards specific to entities with activities subject to rate CCA impact (Tax Rule Change Variance) that has not been reflected in regulation. In late January 2021, the IASB published an Exposure Draft – the OEB approved rates. The timing of the disposition of the Tax Rule Regulatory Assets and Liabilities (ED). The eec ff tive date for mandatory Change Variance is subject to OEB approval, and may have a material application of the eventual final standard is not yet determinable and impact on Hydro One’s future cash flows in the near term. the Company continues to monitor the developments of the ED and determine the potential impacts to the Company’s financial statements. Hydro One currently expects the Company’s ETR to remain in the range of 6% to 13% over the next five years, subject to changes arising Hydro One Limited is also permitted to report its financial results in from the timing and manner in which the OEB seeks to implement the accordance with US GAAP by virtue of being, and for so long as it ODC Decision. remains, a SEC issuer (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One Limited will remain a SEC issuer indefinitely. Hydro One Limited Annual Report 2020 31Management’s Discussion and Analysis September 2020, the OEB engaged external consultants to commission Ontario Budget certain reports to assist the OEB in its preparation of an OEB staff In November 2020, the Province released its 2020 Ontario Budget: proposal (Staff Proposal) which was issued on December 16, 2020. In Ontario’s Action Plan: Protect, Support, Recover (Ontario Budget) its proposal, OEB staff suggested that utilities must demonstrate a which included a rate mitigation plan to help certain business and financial need and meet certain criteria to be eligible to seek recovery industrial customers. Starting on January 1, 2021, a portion of non-hydro of COVID-19 related costs and lost revenues. Stakeholders were renewable energy contracts (i.e., wind, solar, bioenergy) will be funded provided an opportunity to submit feedback on the Staff Proposal in by the Province and not ratepayers. According to the Ontario Budget, January 2021, and it is currently expected that the OEB will issue final this represents approximately 25% of the current cost of the Global guidance sometime in the first half of 2021. Although the consultation Adjustment. This reduction in the Global Adjustment will not benefit is ongoing and the Staff Proposal is subject to change, based on the regulated price plan customers (households, farms, small businesses), Company’s current interpretation of the Staff Proposal, it appears that who will instead continue to be protected by means of the Ontario Hydro One is unlikely to qualify for any significant recovery of COVID-19 Electricity Rebate program. These changes impact purchased power related incremental costs or lost revenues. As a result, during the three costs which are recovered in rates, and as such have no impact on the months ended December 31, 2020, the Company has reversed the Company’s net income. recognition of the regulatory asset associated with the aforementioned Exemptive Relief incremental bad debt provision recognized in the first quarter of 2020, and has recognized this expense in OM&A in the period. Disclosure of Ownership by the Province On June 6, 2017, the Canadian securities regulatory authorities granted As at December 31, 2020, the Company is tracking approximately (i) the Minister of Energy, (ii) OPG (on behalf of itself and the segregated $60 million in the deferral accounts noted above in accordance with funds established as required by the Nuclear Fuel Waste Act (Canada)) the guidelines published by the OEB in the Staff Proposal. The Company and (iii) agencies of the Crown, provincial Crown corporations and other has assessed that these amounts are not probable for future recovery provincial entities (collectively, the Non-Aggregated Holders) exemptive in rates and no amounts related to the COVID-19 pandemic have been relief, subject to certain conditions, to enable each Non-Aggregated recognized as regulatory assets. Holder to treat securities of Hydro One that it owns or controls Looking ahead, it is very difficult to determine or estimate the exact separately from securities of Hydro One owned or controlled by the impacts of COVID-19 on Hydro One’s operations as it will be largely other Non-Aggregated Holders for purposes of certain take-over bid, dependent on the duration of the pandemic and severity of the early warning reporting, insider reporting and control person distribution measures implemented to combat this virus. Hydro One continues to rules and certain distribution restrictions under Canadian securities take the necessary steps to mitigate the impact of COVID-19 on the laws. Hydro One was also granted relief permitting it to rely solely on Company’s operations. insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction The COVID-19 pandemic subjects the Company to additional risks and over securities in an information circular or annual information form in uncertainties. Please see section “Risk Management and Risk Factors respect of securities beneficially owned or controlled by any Non- – Infectious Disease Risk” for a discussion of the potential impacts of a Aggregated Holder subject to certain conditions. pandemic such as COVID-19 on Hydro One. US GAAP Federal and Ontario Budgets On March 27, 2018, Hydro One was granted exemptive relief by 2019 Federal and Ontario Budgets securities regulators in each province and territory of Canada Certain 2019 federal and Ontario budget measures enacted in 2019 which allows Hydro One to continue to report its financial results in provide certain time-limited investment incentives permitting Hydro accordance with US GAAP (Exemptive Relief). The Exemptive Relief One to deduct Accelerated CCA of up to three times the first-year will remain in eec ff t until the earlier of: (i) January 1, 2024; (ii) the first rate for eligible capital investments acquired after November 20, 2018 day of Hydro One’s financial year that commences after Hydro One and placed in-service before January 1, 2028. The 2019 enactment ceases to have activities subject to rate regulation; and (iii) the eec ff tive of the Accelerated CCA has resulted in a temporary reduction in the date prescribed by the International Accounting Standards Board for Company’s ETR for the years ended December 31, 2019 and 2020 with the mandatory application of a standard within International Financial the recognition of a tax regulatory liability relating to the Accelerated Reporting Standards specific to entities with activities subject to rate CCA impact (Tax Rule Change Variance) that has not been reflected in regulation. In late January 2021, the IASB published an Exposure Draft – the OEB approved rates. The timing of the disposition of the Tax Rule Regulatory Assets and Liabilities (ED). The eec ff tive date for mandatory Change Variance is subject to OEB approval, and may have a material application of the eventual final standard is not yet determinable and impact on Hydro One’s future cash flows in the near term. the Company continues to monitor the developments of the ED and determine the potential impacts to the Company’s financial statements. Hydro One currently expects the Company’s ETR to remain in the range of 6% to 13% over the next five years, subject to changes arising Hydro One Limited is also permitted to report its financial results in from the timing and manner in which the OEB seeks to implement the accordance with US GAAP by virtue of being, and for so long as it ODC Decision. remains, a SEC issuer (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One Limited will remain a SEC issuer indefinitely. Hydro One Limited Annual Report 2020 31

Management’s Discussion and Analysis NRLP Orillia Power Acquisition In 2018, Hydro One entered into an agreement with the First Nations On September 1, 2020, Hydro One completed the acquisition of Orillia Partners, wherein a noncontrolling equity interest in Hydro One’s limited Power, an electricity distribution company located in Simcoe County, partnership, NRLP, would be made available for purchase at fair value Ontario, from the City of Orillia for a purchase price of $28 million, by the First Nations Partners. On September 12, 2019, the OEB granted including closing adjustments. NRLP a transmission licence and granted Hydro One Networks leave to Sustainability Report sell the applicable Niagara Line assets to NRLP. The Hydro One 2019 Sustainability Report entitled “For the Possibilities of On September 18, 2019, the applicable Niagara Line assets were Tomorrow” is available on the Company’s website at www.hydroone.com/ transferred from Hydro One Networks to NRLP for $119 million and sustainability. operation of the line was contracted to Hydro One Networks. This By using its corporate strategy as the roadmap, Hydro One is more transfer was financed with 60% debt ($71 million) and 40% equity focused than ever on being customer-driven, sustainable, safe and ($48 million). The cash payment of $71 million was financed by debt efficient. The 2019 Sustainability Report highlights the Company’s sourced by NRLP from a Hydro One subsidiary, and the $48 million progress on operating safely, managing emissions, building relationships equity comprised partnership units issued by NRLP to Hydro One with communities and achieving a more diverse workforce. As the Networks. Subsequently, on the same date, Hydro One Networks sold Company carries out its mission to energize life for people and to the Six Nations of the Grand River Development Corporation and, communities, it does so with an understanding of the responsibility it through a trust, to the Mississaugas of the Credit First Nation a 25.0% has to build a more sustainable world. and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity The social elements of sustainability are key to ensuring aor ff dability interest acquired. for Hydro One’s customers, removing racism and building an inclusive culture, all while adapting the Company’s business model to support a On January 31, 2020, the Mississaugas of the Credit First Nation greener economy. Going forward, Hydro One is focused on reducing its purchased an additional 19.9% equity interest in NRLP partnership units environmental footprint; strengthening its Indigenous and community from Hydro One Networks for total cash consideration of $9 million. partnerships; and diversifying talent across its workforce. No maer tt Following this transaction, Hydro One’s interest in the equity portion how challenging the time, the success of the Company’s long-term of NRLP partnership units was reduced to 55%, with the Six Nations performance depends on incorporating sustainability into all aspects of of the Grand River Development Corporation and the Mississaugas of its business. the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. Hydro One is committed to operating safely in an environmentally and socially responsible manner and to partnering with its customers and Building Transit Faster Act community stakeholders to build a brighter future for all. On February 18, 2020, the Ministry of Transportation introduced Bill 171, to enact the Building Transit Faster Act, 2020 (Transit Act), relating to Termination of the Avista Corporation Purchase Agreement four priority transit projects in the Toronto area. The Transit Act was In July 2017, Hydro One reached an agreement to acquire Avista passed on July 8, 2020. The Transit Act poses commitments on utilities, Corporation. In January 2019, Hydro One and Avista Corporation including Hydro One, to relocate infrastructure to allow the timely announced that the companies mutually agreed to terminate the construction of the transit projects. Metrolinx, the builder of the transit Merger agreement. The following amounts related to the termination of projects, and Hydro One must work together on a notice that agrees the Merger agreement were recorded by the Company during the first to the timing of when the relocation work must be completed. If Hydro quarter of the year ended December 31, 2019. One is non-compliant, Metrolinx can file an application with the Ontario ● $138 million (US$103 million) for payment of the Merger termination Superior Court of Justice, where a judge can either order Hydro One fee recorded in operation, maintenance and administration costs; to comply or authorize Metrolinx to carry out the work, or impose a monetary penalty on Hydro One. On July 8, 2020, the Ontario Energy ● $22 million financing charges, due to reversal of previously recorded Board Act, 1998 (OEB Act) was accordingly amended to prohibit a utility unrealized gains upon termination of the deal-contingent foreign- from recovering the monetary penalty in rates. On October 22, 2020, exchange forward contract (Foreign-Exchange Contract); Bill 222, An Act to Amend Various Acts in Respect of Transportation- ● redemption of $513 million convertible debentures and payment of Related Maer tt s passed first reading. Bill 222 includes amendments to related interest of $7 million; and the Transit Act so that the Transit Act would also apply to “any other ● $24 million financing charges, due to derecognition of the deferred prescribed provincial transit project” in addition to the four priority financing costs related to convertible debentures. transit projects in the Toronto area. The Bill 222 received Royal Assent on December 8, 2020. Peterborough Distribution Acquisition On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of $104 million, including the assumption of agreed upon liabilities and closing adjustments. 32 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis NRLP Orillia Power Acquisition In 2018, Hydro One entered into an agreement with the First Nations On September 1, 2020, Hydro One completed the acquisition of Orillia Partners, wherein a noncontrolling equity interest in Hydro One’s limited Power, an electricity distribution company located in Simcoe County, partnership, NRLP, would be made available for purchase at fair value Ontario, from the City of Orillia for a purchase price of $28 million, by the First Nations Partners. On September 12, 2019, the OEB granted including closing adjustments. NRLP a transmission licence and granted Hydro One Networks leave to Sustainability Report sell the applicable Niagara Line assets to NRLP. The Hydro One 2019 Sustainability Report entitled “For the Possibilities of On September 18, 2019, the applicable Niagara Line assets were Tomorrow” is available on the Company’s website at www.hydroone.com/ transferred from Hydro One Networks to NRLP for $119 million and sustainability. operation of the line was contracted to Hydro One Networks. This By using its corporate strategy as the roadmap, Hydro One is more transfer was financed with 60% debt ($71 million) and 40% equity focused than ever on being customer-driven, sustainable, safe and ($48 million). The cash payment of $71 million was financed by debt efficient. The 2019 Sustainability Report highlights the Company’s sourced by NRLP from a Hydro One subsidiary, and the $48 million progress on operating safely, managing emissions, building relationships equity comprised partnership units issued by NRLP to Hydro One with communities and achieving a more diverse workforce. As the Networks. Subsequently, on the same date, Hydro One Networks sold Company carries out its mission to energize life for people and to the Six Nations of the Grand River Development Corporation and, communities, it does so with an understanding of the responsibility it through a trust, to the Mississaugas of the Credit First Nation a 25.0% has to build a more sustainable world. and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity The social elements of sustainability are key to ensuring aor ff dability interest acquired. for Hydro One’s customers, removing racism and building an inclusive culture, all while adapting the Company’s business model to support a On January 31, 2020, the Mississaugas of the Credit First Nation greener economy. Going forward, Hydro One is focused on reducing its purchased an additional 19.9% equity interest in NRLP partnership units environmental footprint; strengthening its Indigenous and community from Hydro One Networks for total cash consideration of $9 million. partnerships; and diversifying talent across its workforce. No maer tt Following this transaction, Hydro One’s interest in the equity portion how challenging the time, the success of the Company’s long-term of NRLP partnership units was reduced to 55%, with the Six Nations performance depends on incorporating sustainability into all aspects of of the Grand River Development Corporation and the Mississaugas of its business. the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. Hydro One is committed to operating safely in an environmentally and socially responsible manner and to partnering with its customers and Building Transit Faster Act community stakeholders to build a brighter future for all. On February 18, 2020, the Ministry of Transportation introduced Bill 171, to enact the Building Transit Faster Act, 2020 (Transit Act), relating to Termination of the Avista Corporation Purchase Agreement four priority transit projects in the Toronto area. The Transit Act was In July 2017, Hydro One reached an agreement to acquire Avista passed on July 8, 2020. The Transit Act poses commitments on utilities, Corporation. In January 2019, Hydro One and Avista Corporation including Hydro One, to relocate infrastructure to allow the timely announced that the companies mutually agreed to terminate the construction of the transit projects. Metrolinx, the builder of the transit Merger agreement. The following amounts related to the termination of projects, and Hydro One must work together on a notice that agrees the Merger agreement were recorded by the Company during the first to the timing of when the relocation work must be completed. If Hydro quarter of the year ended December 31, 2019. One is non-compliant, Metrolinx can file an application with the Ontario ● $138 million (US$103 million) for payment of the Merger termination Superior Court of Justice, where a judge can either order Hydro One fee recorded in operation, maintenance and administration costs; to comply or authorize Metrolinx to carry out the work, or impose a monetary penalty on Hydro One. On July 8, 2020, the Ontario Energy ● $22 million financing charges, due to reversal of previously recorded Board Act, 1998 (OEB Act) was accordingly amended to prohibit a utility unrealized gains upon termination of the deal-contingent foreign- from recovering the monetary penalty in rates. On October 22, 2020, exchange forward contract (Foreign-Exchange Contract); Bill 222, An Act to Amend Various Acts in Respect of Transportation- ● redemption of $513 million convertible debentures and payment of Related Maer tt s passed first reading. Bill 222 includes amendments to related interest of $7 million; and the Transit Act so that the Transit Act would also apply to “any other ● $24 million financing charges, due to derecognition of the deferred prescribed provincial transit project” in addition to the four priority financing costs related to convertible debentures. transit projects in the Toronto area. The Bill 222 received Royal Assent on December 8, 2020. Peterborough Distribution Acquisition On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of $104 million, including the assumption of agreed upon liabilities and closing adjustments. 32 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

Hydro One Board of Directors and Executive Officers

Board of Directors

Effective May 7, 2020, Anne Giardini resigned from the Company's Board. On July 23, 2020, Stacey Mowbray was appointed to the Board.

Executive Officers

Effective January 2, 2020, David Lebeter was appointed as the Chief Operating Officer of Hydro One and Hydro One Inc.

On September 1, 2020, Saylor Millitz-Lee, Executive Vice President and Chief Human Resources Officer, retired, and effective September 28, 2020, Megan Telford was appointed as the new Chief Human Resources Officer.

On November 1, 2020, Darlene Bradley, Chief Safety Officer, retired, and Lyla Garzouzi was subsequently appointed as the new Chief Safety Officer, effective the same date.

Hydro One Work Force

At December 31, 2020, Hydro One had a skilled and flexible workforce of approximately 6,000 regular employees and 2,100 non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One's regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company's trade unions for contingent workers, sometimes referred to as "hiring halls", and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis.

The following table sets out the number of Hydro One employees as at December 31, 2020:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1, 2]	3,607	494	4,101
Society of United Professionals (Society)[2]	1,555	39	1,594
Canadian Union of Skilled Workers (CUSW) and construction building trade unions	–	1,563	1,563
Total employees represented by unions	5,162	2,096	7,258
Management and non-represented employees	788	39	827
Total employees[3]	5,950	2,135	8,085

1 Includes 398 non-regular "hiring hall" employees covered by the PWU agreement.

2 In February 2021, Hydro One has finalized agreements with the PWU, the Society, Inergi LP, and Capgemini Canada Inc. to transfer approximately 250 represented Inergi LP employees to Hydro One by January 2022.

3 The average number of Hydro One employees in 2020 was approximately 8,700, consisting of approximately 5,900 regular employees and approximately 2,800 non-regular employees.

Collective Agreements

The collective agreement with the PWU (for classifications other than Customer Service Operations (CSO)) expired on March 31, 2020. The collective agreement with the PWU for CSO was set to expire on September 30, 2019; however, it was extended to allow for bargaining at the same time as the non-CSO agreement. On July 17, 2020, Hydro One and the PWU reached tentative deals for both collective agreements. The PWU ratified the CSO and non-CSO collective agreements on September 4, 2020 and October 6, 2020, respectively. The new CSO agreement expires on September 30, 2022, and the new non-CSO collective agreement expires on March 31, 2023.

The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers' association of which Hydro One is a member. The EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2020. Ratified five-year renewal collective agreements, covering May 1, 2020 to April 30, 2025, have been reached with all nineteen building trades.

The current collective agreement with the Society expires on March 31, 2021. In February 2021, Hydro One and the Society commenced collective bargaining with the official exchange of bargaining agendas. Both sides acknowledged their commitment to working towards the timely completion of collective bargaining.

Stock-based Compensation

The Company granted awards under its LTIP, consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options. At December 31, 2020 and 2019, the following LTIP awards were outstanding:

December 31 (number of units)	**2020**	2019
PSUs	**111,920**	171,344
RSUs	**139,730**	206,993
Stock Options	**108,710**	403,550

Hydro One Limited Annual Report 2020 33

Management's Discussion and Analysis

Non-GAAP Measures

FFO, basic and diluted Adjusted EPS, adjusted net income, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under US GAAP.

FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company's operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company's assets.

Year ended December 31 (millions of dollars)	2020	2019
Net cash from operating activities	**2,030**	1,614
Changes in non-cash balances related to operations	**(180)**	(55)
Preferred share dividends	**(18)**	(18)
Distributions to noncontrolling interest	**(2)**	(9)
FFO	**1,830**	1,532

Adjusted Net Income and Adjusted EPS

The following adjusted net income, and basic and diluted Adjusted EPS have been calculated by management on a supplementary basis which adjusts net income under US GAAP for income and costs related to the Merger and impacts related to the ODC Decision and the OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses. Adjusted net income and Adjusted EPS are used internally by management to assess the Company's performance and are considered useful because they exclude the impacts of the Merger as well as the ODC Decision and the OEB's DTA Decision as noted above. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Year ended December 31 (millions of dollars, except number of shares and EPS)	2020	2019	2018
Net income (loss) attributable to common shareholders	**1,770**	778	(89)
Impacts related to the Merger:			
OM&A – Merger-related costs (before tax)	**–**	138	11
Financing charges – Merger-related costs (before tax)	**–**	31	58
Financing charges – loss (gain) on Foreign-Exchange Contract (before tax)	**–**	22	(25)
Tax impact	**–**	(51)	(15)
Merger-related impacts (after tax)	**–**	140	29
Impacts related to the ODC Decision	**(867)**	–	867
Adjusted net income attributable to common shareholders	**903**	918	807
Weighted average number of shares			
Basic	**597,421,127**	596,437,577	595,756,470
Effect of dilutive stock-based compensation plans	**2,497,161**	2,410,860	2,147,473
Diluted	**599,918,288**	598,848,437	597,903,943
Adjusted EPS			
Basic	**$ 1.51**	$ 1.54	$ 1.35
Diluted	**$ 1.51**	$ 1.53	$ 1.35

34 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

Quarter ended (millions of dollars, except number of shares and EPS)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Net income attributable to common shareholders	161	281	1,103	225
Impacts related to the ODC Decision	–	–	(867)	–
Adjusted net income attributable to common shareholders	161	281	236	225
Weighted-average number of shares				
Basic	597,588,309	597,557,787	597,551,514	596,983,560
Effect of dilutive stock-based compensation plans	2,586,310	2,362,569	2,423,441	2,663,999
Diluted	600,174,619	599,920,356	599,974,955	599,647,559
Adjusted EPS				
Basic	$ 0.27	$ 0.47	$ 0.39	$ 0.38
Diluted	$ 0.27	$ 0.47	$ 0.39	$ 0.38

Quarter ended (millions of dollars, except number of shares and EPS)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Net income attributable to common shareholders	211	241	155	171
OM&A – Merger-related costs (before tax)	–	–	–	138
Financing charges – Merger-related costs (before tax)	–	–	–	31
Financing charges – loss on Foreign-Exchange Contract (before tax)	–	–	–	22
Tax impact	–	–	–	(51)
Impacts related to the Merger (after tax)	–	–	–	140
Adjusted net income attributable to common shareholders	211	241	155	311
Weighted-average number of shares				
Basic	596,670,374	596,605,054	596,503,988	595,961,260
Effect of dilutive stock-based compensation plans	2,564,789	2,420,792	2,442,181	2,354,970
Diluted	599,235,163	599,025,846	598,946,169	598,316,230
Adjusted EPS				
Basic	$ 0.35	$ 0.40	$ 0.26	$ 0.52
Diluted	$ 0.35	$ 0.40	$ 0.26	$ 0.52

Revenues, Net of Purchased Power

Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Year ended December 31 (millions of dollars)	**2020**	2019
Revenues	**7,290**	6,480
Less: Purchased power	**3,854**	3,111
Revenues, net of purchased power	**3,436**	3,369

Year ended December 31 (millions of dollars)	**2020**	2019
Distribution revenues	**5,507**	4,788
Less: Purchased power	**3,854**	3,111
Distribution revenues, net of purchased power	**1,653**	1,677

Quarter ended (millions of dollars)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Revenues	1,867	1,903	1,670	1,850	1,715	1,593	1,413	1,759
Less: Purchased power	1,046	993	808	1,007	914	737	653	807
Revenues, net of purchased power	821	910	862	843	801	856	760	952

Quarter ended (millions of dollars)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Distribution revenues	1,457	1,410	1,201	1,439	1,298	1,140	1,029	1,321
Less: Purchased power	1,046	993	808	1,007	914	737	653	807
Distribution revenues, net of purchased power	411	417	393	432	384	403	376	514

Hydro One Limited Annual Report 2020 **35**

Management's Discussion and Analysis

Adjusted Income Tax Expense and Adjusted ETR

The following adjusted income tax expense and adjusted ETR has been calculated by management on a supplementary basis which adjusts ETR for income and costs related to the Merger and impacts related to the ODC Decision. Adjusted ETR is used internally by management to assess the Company's income tax impacts and is considered useful because it excludes the impacts of the Merger and the ODC Decision. Adjusted ETR provides users with a comparative basis to evaluate the income tax impacts on the Company compared to prior year.

Year ended December 31 (millions of dollars)	2020	2019
Income before income tax expense	**1,011**	796
OM&A – Merger-related costs (before tax)	**–**	138
Financing charges – Merger-related costs (before tax)	**–**	31
Financing charges – loss on Foreign-Exchange Contract (before tax)	**–**	22
Impacts related to the Merger	**–**	191
Adjusted income before income tax expense	**1,011**	987
Income tax (recovery)	**(785)**	(6)
Impacts related to the ODC Decision	**(867)**	–
Impacts related to the Merger	**–**	(51)
	(867)	(51)
Adjusted income tax expense	**82**	45
Adjusted ETR	**8.1%**	4.6%

Related Party Transactions

The Province is a shareholder of Hydro One with approximately 47.3% ownership at December 31, 2020. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company's related party transactions during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)

Related Party	Transaction	2020	2019
Province	Dividends paid[1]	**301**	288
IESO	Power purchased	**2,506**	1,808
	Revenues for transmission services	**1,717**	1,636
	Amounts related to electricity rebates	**1,588**	692
	Distribution revenues related to rural rate protection	**242**	240
	Distribution revenues related to the supply of electricity to remote northern communities	**35**	35
	Funding received related to CDM programs	**26**	42
OPG[2]	Power purchased	**6**	8
	Revenues related to provision of services and supply of electricity	**8**	9
	Capital contribution received from OPG	**3**	–
	Costs related to the purchase of services	**3**	1
OEFC	Power purchased from power contracts administered by the OEFC	**1**	2
OEB	OEB fees	**9**	9
OCN LP[3]	Investment in OCN LP	**2**	2

1 On November 20, 2020, Hydro One redeemed the Preferred Shares held by the Province. See section Share Capital.

2 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Other Obligations – Summary of Contractual Obligations and Other Commercial Commitments for details related to the OCN Guarantee.

3 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

36 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis Further, the OEB approves the Company’s transmission and distribution Risk Management and Risk Factors rates based on projected electricity load and consumption levels, Hydro One is subject to numerous risks and uncertainties. Critical to among other factors. If actual load or consumption materially falls Hydro One’s success is the identification, management, and to the below projected levels, the Company’s revenue and net income for extent possible, mitigation of these risks. Hydro One’s Chief Risk Officer either, or both, of these businesses could be materially adversely has accountability for the Company’s Enterprise Risk Management aec ff ted. Also, the Company’s current revenue requirements for (ERM) program, which assists decision-makers throughout the these businesses are based on cost and other assumptions that may organization with the management of key business risks, including new not materialize. There is no assurance that the OEB would allow rate and emerging risks and opportunities. increases sufficient to os ff et unfavourable financial impacts from The material risks relating to Hydro One and its business that the unanticipated changes in electricity demand or in the Company’s costs. Company believes would be the most likely to inuence an in fl vestor’s The Company is subject to risk of revenue loss from other factors, decision to purchase Hydro One’s securities are set out in the risk such as economic trends and conditions, changes in service territory, factors below. These risks, if they materialize, could have a materially and weather conditions that inuence t fl he demand for electricity. The adverse eec ff t on the Company or its business, financial condition, or Company’s overall operating results may fluctuate substantially on a results of operations. This list is not a comprehensive list of all the risks seasonal and year-to-year basis based on these trends and weather to the Company, and the actual eec ff t of any of the risks cited below conditions. For instance, a cooler than normal summer or warmer than could be materially different from what is described below. Additionally, normal winter can be expected to reduce demand for electricity below other risks may arise or risks currently not considered material may that forecast by the Company, causing a decrease in the Company’s become material in the future. revenues from the same period of the previous year. Risks Relating to Hydro One’s Business The Company’s load could also be negatively aec ff ted by successful Regulatory Risks and Risks Relating to Hydro One’s Revenues CDM programs whose results exceed forecasted expectations. Risks Relating to Obtaining Rate Orders Risks Relating to Other Applications to the OEB The Company is subject to the risk that the OEB will not approve Hydro One may face increased competition with other transmitters the Company’s transmission and distribution revenue requirements for opportunities to build new, large-scale transmission facilities requested in outstanding or future applications for rates. Rate in Ontario. The Company is subject to the risk that it will not be applications for revenue requirements are subject to the OEB’s review selected to build new transmission in Ontario, which could impair process, usually involving participation from intervenors and a public growth, disrupt operations and/or development, or have other hearing process. There can be no assurance that resulting decisions adverse impacts. The Company is also subject to the risk that it will or rate orders issued by the OEB will permit Hydro One to recover all not obtain, or will not obtain in a timely manner, required regulatory costs actually incurred, costs of debt and income taxes, or to earn a approvals for other maer tt s, such as leave to construct applications, particular ROE. A failure to obtain acceptable rate orders, or approvals applications for mergers, acquisitions, amalgamations and divestitures, of appropriate returns on equity and the ability to recover in rates and environmental approvals. Decisions to acquire or divest other costs actually incurred, may materially adversely aec ff t: Hydro One’s regulated businesses licensed by the OEB are subject to OEB approval. transmission and distribution businesses, the undertaking or timing of Accordingly, there is the risk that such maer tt s may not be approved, capital expenditures, ratings assigned by credit rating agencies, the that the Company may not be selected to build new transmission as cost and issuance of long-term debt, and other maer tt s, any of which part of the competitive process, or that unfavourable conditions will be may in turn have a material adverse eec ff t on the Company. In addition, imposed by the OEB. there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before Risks Relating to Rate-Setting Models for Transmission and Distribution having an approved revenue requirement and cash flows could be The OEB approves and periodically changes the rate-setting models impacted. The Company is also subject to the risk that the OEB could and methodology for the transmission and distribution businesses. change the regulatory treatment of certain costs which may aec ff t the Changes to the application type, filing requirements, rate-setting model Company’s accounting treatment of and ability to recover such costs. or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For Risks Relating to Actual Performance Against Forecasts example, the OEB may in the future decide to reduce the allowed ROE The Company’s ability to recover the actual costs of providing service for either of these businesses, modify the formula or methodology and earn the allowed ROE depends on the Company achieving its it uses to determine the ROE, or reduce the weighting of the equity forecasts established and approved in the rate-setting process. component of the deemed capital structure. Any such reduction could Actual costs could exceed the approved forecasts if, for example, reduce the net income of the Company. Similarly, the OEB is currently the Company incurs operations, maintenance, administration, capital considering other utility remuneration models, and any such change and financing costs above those included in the Company’s approved could aec ff t Hydro One’s revenue and net income. revenue requirement. The inability to recover any significant difference between forecast and actual expenses and to obtain associated The OEB’s Custom Incentive Rate-setting model requires that the regulatory approvals to recover the difference could materially adversely term of a custom rate application be for multi-year periods. There aec ff t the Company’s financial condition and results of operations. are risks associated with forecasting key inputs such as revenues, Hydro One Limited Annual Report 2020 37Management’s Discussion and Analysis Further, the OEB approves the Company’s transmission and distribution Risk Management and Risk Factors rates based on projected electricity load and consumption levels, Hydro One is subject to numerous risks and uncertainties. Critical to among other factors. If actual load or consumption materially falls Hydro One’s success is the identification, management, and to the below projected levels, the Company’s revenue and net income for extent possible, mitigation of these risks. Hydro One’s Chief Risk Officer either, or both, of these businesses could be materially adversely has accountability for the Company’s Enterprise Risk Management aec ff ted. Also, the Company’s current revenue requirements for (ERM) program, which assists decision-makers throughout the these businesses are based on cost and other assumptions that may organization with the management of key business risks, including new not materialize. There is no assurance that the OEB would allow rate and emerging risks and opportunities. increases sufficient to os ff et unfavourable financial impacts from The material risks relating to Hydro One and its business that the unanticipated changes in electricity demand or in the Company’s costs. Company believes would be the most likely to inuence an in fl vestor’s The Company is subject to risk of revenue loss from other factors, decision to purchase Hydro One’s securities are set out in the risk such as economic trends and conditions, changes in service territory, factors below. These risks, if they materialize, could have a materially and weather conditions that inuence t fl he demand for electricity. The adverse eec ff t on the Company or its business, financial condition, or Company’s overall operating results may fluctuate substantially on a results of operations. This list is not a comprehensive list of all the risks seasonal and year-to-year basis based on these trends and weather to the Company, and the actual eec ff t of any of the risks cited below conditions. For instance, a cooler than normal summer or warmer than could be materially different from what is described below. Additionally, normal winter can be expected to reduce demand for electricity below other risks may arise or risks currently not considered material may that forecast by the Company, causing a decrease in the Company’s become material in the future. revenues from the same period of the previous year. Risks Relating to Hydro One’s Business The Company’s load could also be negatively aec ff ted by successful Regulatory Risks and Risks Relating to Hydro One’s Revenues CDM programs whose results exceed forecasted expectations. Risks Relating to Obtaining Rate Orders Risks Relating to Other Applications to the OEB The Company is subject to the risk that the OEB will not approve Hydro One may face increased competition with other transmitters the Company’s transmission and distribution revenue requirements for opportunities to build new, large-scale transmission facilities requested in outstanding or future applications for rates. Rate in Ontario. The Company is subject to the risk that it will not be applications for revenue requirements are subject to the OEB’s review selected to build new transmission in Ontario, which could impair process, usually involving participation from intervenors and a public growth, disrupt operations and/or development, or have other hearing process. There can be no assurance that resulting decisions adverse impacts. The Company is also subject to the risk that it will or rate orders issued by the OEB will permit Hydro One to recover all not obtain, or will not obtain in a timely manner, required regulatory costs actually incurred, costs of debt and income taxes, or to earn a approvals for other maer tt s, such as leave to construct applications, particular ROE. A failure to obtain acceptable rate orders, or approvals applications for mergers, acquisitions, amalgamations and divestitures, of appropriate returns on equity and the ability to recover in rates and environmental approvals. Decisions to acquire or divest other costs actually incurred, may materially adversely aec ff t: Hydro One’s regulated businesses licensed by the OEB are subject to OEB approval. transmission and distribution businesses, the undertaking or timing of Accordingly, there is the risk that such maer tt s may not be approved, capital expenditures, ratings assigned by credit rating agencies, the that the Company may not be selected to build new transmission as cost and issuance of long-term debt, and other maer tt s, any of which part of the competitive process, or that unfavourable conditions will be may in turn have a material adverse eec ff t on the Company. In addition, imposed by the OEB. there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before Risks Relating to Rate-Setting Models for Transmission and Distribution having an approved revenue requirement and cash flows could be The OEB approves and periodically changes the rate-setting models impacted. The Company is also subject to the risk that the OEB could and methodology for the transmission and distribution businesses. change the regulatory treatment of certain costs which may aec ff t the Changes to the application type, filing requirements, rate-setting model Company’s accounting treatment of and ability to recover such costs. or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For Risks Relating to Actual Performance Against Forecasts example, the OEB may in the future decide to reduce the allowed ROE The Company’s ability to recover the actual costs of providing service for either of these businesses, modify the formula or methodology and earn the allowed ROE depends on the Company achieving its it uses to determine the ROE, or reduce the weighting of the equity forecasts established and approved in the rate-setting process. component of the deemed capital structure. Any such reduction could Actual costs could exceed the approved forecasts if, for example, reduce the net income of the Company. Similarly, the OEB is currently the Company incurs operations, maintenance, administration, capital considering other utility remuneration models, and any such change and financing costs above those included in the Company’s approved could aec ff t Hydro One’s revenue and net income. revenue requirement. The inability to recover any significant difference between forecast and actual expenses and to obtain associated The OEB’s Custom Incentive Rate-setting model requires that the regulatory approvals to recover the difference could materially adversely term of a custom rate application be for multi-year periods. There aec ff t the Company’s financial condition and results of operations. are risks associated with forecasting key inputs such as revenues, Hydro One Limited Annual Report 2020 37

Management’s Discussion and Analysis operating expenses and capital over such a long period. For instance, respect to OPEBs. If the OEB directed Hydro One to transition to a if unanticipated capital expenditures arise that were not contemplated different accounting method for OPEBs or otherwise adjusted the basis in the Company’s most recent rate decision, the Company may be of recovery for OPEB costs, this could result in income volatility, due to required to incur costs that may not be recoverable until a future period an inability of the Company to book the difference between the accrual or not recoverable at all in future rates. This could have a material and cash as a regulatory asset, and the Company might not be able to adverse eec ff t on the Company. recover some costs. A determination that some of the Company’s post- employment and post-retirement benefit costs are not recoverable When rates are set for a multi-year period, including under a Custom could have a material adverse eec ff t on the Company. Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, Risks Relating to Regulatory Treatment of Deferred Tax Asset unless there are exceptional circumstances, with the exception of the As a result of leaving the payments in lieu of corporate income taxes clearance of established deferral and variance accounts. For example, (PILs) regime and entering the federal tax regime in connection with the the OEB does not expect to address annual rate applications for 2015 initial public oering (IPO) o ff f the Company, Hydro One recorded updates for cost of capital (including ROE), working capital allowance or additional deferred tax assets due to the revaluation of the tax basis sales volumes. If there were an increase in interest rates over the period of Hydro One’s fixed assets at their fair market value and recognition of a rate decision and no corresponding changes were permitted to the of eligible capital expenditures. At the time of the IPO, the Company Company’s allowed cost of capital (including ROE), then the result could determined the tax savings derived from the additional deferred tax be a decrease in the Company’s financial performance. assets should accrue to the shareholders of Hydro One Limited. The OEB’s September 28, 2017 Original Decision (see details above in To the extent that the OEB approves an in-service variance account “Regulation – Electricity Rates Applications – Hydro One Networks for the transmission and/or distribution businesses, and should the – Transmission”) altered Hydro One’s allocation of the tax savings Company fail to meet the threshold levels of in-service capital, the OEB derived from the additional deferred tax assets and determined that a may reclaim a corresponding portion of the Company’s revenues. portion of the tax savings should accrue to ratepayers. In October 2017, the Company filed a motion to review and vary (Motion) the Original Risks Relating to Capital Expenditures Decision and filed an appeal with the Ontario Divisional Court (Appeal) In order to be recoverable in rates, capital expenditures require which was stayed pending the outcome of the Motion. In both cases, the approval of the OEB. There can be no assurance that all capital the Company’s position was that the OEB made errors of fact and expenditures, including any imposed by or resulting from government or law in its determination of the allocation of the tax savings between regulatory bodies, incurred by Hydro One will be approved by the OEB. shareholders and ratepayers. For example, capital cost overruns, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a On March 7, 2019, the OEB issued a decision upholding its Original result of proposed legislation, including that relating to the expansion of Decision on the handling of the deferred tax asset. Also, on March 7, broadband service in Canada, may not be recoverable in transmission or 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates. To the extent possible, Hydro One aims to mitigate this distribution rates in which it directed the Company to apply the Original risk by ensuring expenditures are reasonable and prudent, and also by Decision to Hydro One Networks’ distribution rates. Based on these seeking from the regulator clear policy direction on cost responsibility, decisions, the Company recognized a total one-time $867 million and by obtaining pre-approval of the need for capital expenditures. decrease to net income. On April 5, 2019, the Company filed a motion to commence a new appeal with respect to the OEB’s deferred tax asset Any regulatory decision by the OEB to disallow or limit the recovery decision. The appeal was heard on November 21, 2019, and on July 16, of any capital expenditures would lead to a lower-than-expected 2020, the Ontario Divisional Court rendered its decision, setting aside approved revenue requirement or rate base, potential asset impairment the decision of the OEB and ordered the maer be r tt eturned to the OEB or charges to the Company’s results of operations, any of which could to correct the errors identified and made the appropriate tax savings have a material adverse eec ff t on the Company. allocation. If the OEB again fails to make the appropriate tax savings Risk of Recoverability of Total Compensation Costs allocation, it could have a material adverse eec ff t on the Company. Hydro One manages all of its total compensation costs, including Risks Relating to Government Action pension and other post-employment and post-retirement benefits The Province is, and is likely to remain, the largest shareholder in (OPEBs), subject to restrictions and requirements imposed by the Hydro One Limited. The Province may be in a position of conflict from collective bargaining process and legislative requirements. Any element time to time as a result of being an investor in Hydro One Limited and of total compensation costs which is disallowed in whole or part by the also being a government actor setting broad policy objectives in the OEB and therefore not recoverable from customers in rates could result electricity industry. Government actions may not be in the interests of in costs which could be material and could decrease net income, which the Company or investors. could have a material adverse eec ff t on the Company. The OEB Act prohibits Hydro One from recovering specified executive compensation Governments may pass legislation or issue regulations at any time, costs in its rates. including legislation or regulation impacting Hydro One, which could have potential material adverse eec ff ts on Hydro One and its business. The Company provides OPEBs, including workers compensation Such government actions may include, but are not limited to, legislation, benefits and long-term disability benefits to qualifying employees. regulation, directives or shareholder action intended to reduce electricity Hydro One currently maintains the accrual accounting method with 38 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis operating expenses and capital over such a long period. For instance, respect to OPEBs. If the OEB directed Hydro One to transition to a if unanticipated capital expenditures arise that were not contemplated different accounting method for OPEBs or otherwise adjusted the basis in the Company’s most recent rate decision, the Company may be of recovery for OPEB costs, this could result in income volatility, due to required to incur costs that may not be recoverable until a future period an inability of the Company to book the difference between the accrual or not recoverable at all in future rates. This could have a material and cash as a regulatory asset, and the Company might not be able to adverse eec ff t on the Company. recover some costs. A determination that some of the Company’s post- employment and post-retirement benefit costs are not recoverable When rates are set for a multi-year period, including under a Custom could have a material adverse eec ff t on the Company. Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, Risks Relating to Regulatory Treatment of Deferred Tax Asset unless there are exceptional circumstances, with the exception of the As a result of leaving the payments in lieu of corporate income taxes clearance of established deferral and variance accounts. For example, (PILs) regime and entering the federal tax regime in connection with the the OEB does not expect to address annual rate applications for 2015 initial public oering (IPO) o ff f the Company, Hydro One recorded updates for cost of capital (including ROE), working capital allowance or additional deferred tax assets due to the revaluation of the tax basis sales volumes. If there were an increase in interest rates over the period of Hydro One’s fixed assets at their fair market value and recognition of a rate decision and no corresponding changes were permitted to the of eligible capital expenditures. At the time of the IPO, the Company Company’s allowed cost of capital (including ROE), then the result could determined the tax savings derived from the additional deferred tax be a decrease in the Company’s financial performance. assets should accrue to the shareholders of Hydro One Limited. The OEB’s September 28, 2017 Original Decision (see details above in To the extent that the OEB approves an in-service variance account “Regulation – Electricity Rates Applications – Hydro One Networks for the transmission and/or distribution businesses, and should the – Transmission”) altered Hydro One’s allocation of the tax savings Company fail to meet the threshold levels of in-service capital, the OEB derived from the additional deferred tax assets and determined that a may reclaim a corresponding portion of the Company’s revenues. portion of the tax savings should accrue to ratepayers. In October 2017, the Company filed a motion to review and vary (Motion) the Original Risks Relating to Capital Expenditures Decision and filed an appeal with the Ontario Divisional Court (Appeal) In order to be recoverable in rates, capital expenditures require which was stayed pending the outcome of the Motion. In both cases, the approval of the OEB. There can be no assurance that all capital the Company’s position was that the OEB made errors of fact and expenditures, including any imposed by or resulting from government or law in its determination of the allocation of the tax savings between regulatory bodies, incurred by Hydro One will be approved by the OEB. shareholders and ratepayers. For example, capital cost overruns, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a On March 7, 2019, the OEB issued a decision upholding its Original result of proposed legislation, including that relating to the expansion of Decision on the handling of the deferred tax asset. Also, on March 7, broadband service in Canada, may not be recoverable in transmission or 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates. To the extent possible, Hydro One aims to mitigate this distribution rates in which it directed the Company to apply the Original risk by ensuring expenditures are reasonable and prudent, and also by Decision to Hydro One Networks’ distribution rates. Based on these seeking from the regulator clear policy direction on cost responsibility, decisions, the Company recognized a total one-time $867 million and by obtaining pre-approval of the need for capital expenditures. decrease to net income. On April 5, 2019, the Company filed a motion to commence a new appeal with respect to the OEB’s deferred tax asset Any regulatory decision by the OEB to disallow or limit the recovery decision. The appeal was heard on November 21, 2019, and on July 16, of any capital expenditures would lead to a lower-than-expected 2020, the Ontario Divisional Court rendered its decision, setting aside approved revenue requirement or rate base, potential asset impairment the decision of the OEB and ordered the maer be r tt eturned to the OEB or charges to the Company’s results of operations, any of which could to correct the errors identified and made the appropriate tax savings have a material adverse eec ff t on the Company. allocation. If the OEB again fails to make the appropriate tax savings Risk of Recoverability of Total Compensation Costs allocation, it could have a material adverse eec ff t on the Company. Hydro One manages all of its total compensation costs, including Risks Relating to Government Action pension and other post-employment and post-retirement benefits The Province is, and is likely to remain, the largest shareholder in (OPEBs), subject to restrictions and requirements imposed by the Hydro One Limited. The Province may be in a position of conflict from collective bargaining process and legislative requirements. Any element time to time as a result of being an investor in Hydro One Limited and of total compensation costs which is disallowed in whole or part by the also being a government actor setting broad policy objectives in the OEB and therefore not recoverable from customers in rates could result electricity industry. Government actions may not be in the interests of in costs which could be material and could decrease net income, which the Company or investors. could have a material adverse eec ff t on the Company. The OEB Act prohibits Hydro One from recovering specified executive compensation Governments may pass legislation or issue regulations at any time, costs in its rates. including legislation or regulation impacting Hydro One, which could have potential material adverse eec ff ts on Hydro One and its business. The Company provides OPEBs, including workers compensation Such government actions may include, but are not limited to, legislation, benefits and long-term disability benefits to qualifying employees. regulation, directives or shareholder action intended to reduce electricity Hydro One currently maintains the accrual accounting method with 38 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis rates, place constraints on compensation, or aec ff t the governance because authorizations originally granted by the federal government of Hydro One. Such government actions could adversely aec ff t the for the construction and operation of these assets on Reserves could Company’s financial condition and results of operations, as well as public not be transferred without required consent. In several cases, the opinion and the Company’s reputation. Government action may also authorizations had either expired or had never been issued. hinder Hydro One’s ability to pursue its strategy and/or objectives. Currently, OEFC holds legal title to these assets and it is expected Additionally, involvement by the Province in placing constraints on that the Company will manage them until it has obtained permits to executive compensation (through the compensation framework complete the title transfer. To occupy Reserves, the Company must implemented as a result of the Hydro One Accountability Act, 2018) may have valid permits. For each permit, the Company must negotiate an inhibit the Company’s ability to attract and retain qualified executive agreement with the First Nation, OEFC and any members of the First talent, which may also impact the Company’s performance, strategy Nation who have occupancy rights. The agreement includes provisions and/or objectives. The failure to attract and retain qualified executives whereby the First Nation consents to the issuance of a permit. For could have a material adverse eec ff t on the Company. transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may Government action may also impact the Company’s credit ratings have to pay to obtain the required agreements from First Nations. If the as the Company’s credit ratings reflect, in part, the rating agencies’ Company cannot reach satisfactory agreements with the relevant First assessment of government involvement in the business of Hydro One. Nation to obtain federal permits, it may have to relocate these assets to The Company cannot predict what actions rating agencies may take in other locations and restore the lands at a cost that could be substantial. the future, positive or negative, including in response to government In a limited number of cases, it may be necessary to abandon a line action or inaction relating to or impacting Hydro One. The failure and replace it with diesel generation facilities. In either case, the costs to maintain the Company’s current credit ratings could adversely relating to these assets could have a material adverse eec ff t on the aec ff t the Company’s financial condition and results of operations, Company if the costs are not recoverable in future rate orders. and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Executive Recruitment and Retention Risk Company’s cost of debt. Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Hydro Indigenous Claims Risk One Accountability Act, 2018, may inhibit the Company’s ability to Some of the Company’s current and proposed transmission and attract and retain qualified executive talent. The Company’s strategy is distribution assets are or may be located on reserve (as defined in the tied to its ability to continue to attract and retain qualified executives. Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous The failure to attract and retain qualified executives could have a people have Aboriginal, treaty, or other legal claims. Some Indigenous material adverse eec ff t on the Company. leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional Compliance with Laws and Regulations territories (land traditionally occupied or used by a First Nation, Métis or Hydro One must comply with numerous laws and regulations aec ff ting Inuit group) and are increasingly willing to assert their claims through the its business, including requirements relating to transmission and courts, tribunals, or direct action. These claims, and/or the selemen tt t distribution companies, environmental laws, employment laws and or resolution of these claims could have a material adverse eec ff t on health and safety laws. The failure of the Company to comply with these the Company or otherwise materially adversely impact the Company’s laws could have a material adverse eec ff t on the Company’s business. operations, including the development of current and future projects. See also “– Environment Risk” and “– Health and Safety Risk”. The Company’s operations and activities may give rise to the Crown’s For example, Hydro One’s licensed transmission and distribution duty to consult and potentially accommodate Indigenous communities. businesses are required to comply with the terms of their licences, Procedural aspects of the duty to consult may be delegated to the with codes and rules issued by the OEB, and with other regulatory Company by the Province or the federal government. A perceived requirements. In Ontario, the Market Rules issued by the IESO require failure by the Crown to sufficiently consult an Indigenous community, the Company to, among other things, comply with applicable reliability including communities with a traditional governance model not standards established by the North American Electric Reliability recognized under the Indian Act, or a perceived failure by the Company Corporation (NERC) and Northeast Power Coordinating Council, Inc. in relation to delegated consultation obligations, could result in legal (NPCC). The costs associated with compliance with these reliability challenges against the Crown or the Company, including judicial review standards are expected to be recovered through rates, but there can be or injunction proceedings, or could potentially result in direct action no assurance that the OEB will approve the recovery of all of such costs. against the Company by a community or its citizens. If this occurs, Failure to obtain such approvals could have a material adverse eec ff t on it could disrupt or delay the Company’s operations and activities, the Company. including current and future projects, and have a material adverse eec ff t There is the risk that new legislation, regulations, requirements or on the Company. policies will be introduced in the future. These may reduce Hydro One’s Risk from Transfer of Assets Located on Reserves revenue, or may require Hydro One to incur additional costs, which may The transfer orders by which the Company acquired certain of Ontario or may not be recovered in future transmission and distribution rates. Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur Hydro One Limited Annual Report 2020 39Management’s Discussion and Analysis rates, place constraints on compensation, or aec ff t the governance because authorizations originally granted by the federal government of Hydro One. Such government actions could adversely aec ff t the for the construction and operation of these assets on Reserves could Company’s financial condition and results of operations, as well as public not be transferred without required consent. In several cases, the opinion and the Company’s reputation. Government action may also authorizations had either expired or had never been issued. hinder Hydro One’s ability to pursue its strategy and/or objectives. Currently, OEFC holds legal title to these assets and it is expected Additionally, involvement by the Province in placing constraints on that the Company will manage them until it has obtained permits to executive compensation (through the compensation framework complete the title transfer. To occupy Reserves, the Company must implemented as a result of the Hydro One Accountability Act, 2018) may have valid permits. For each permit, the Company must negotiate an inhibit the Company’s ability to attract and retain qualified executive agreement with the First Nation, OEFC and any members of the First talent, which may also impact the Company’s performance, strategy Nation who have occupancy rights. The agreement includes provisions and/or objectives. The failure to attract and retain qualified executives whereby the First Nation consents to the issuance of a permit. For could have a material adverse eec ff t on the Company. transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may Government action may also impact the Company’s credit ratings have to pay to obtain the required agreements from First Nations. If the as the Company’s credit ratings reflect, in part, the rating agencies’ Company cannot reach satisfactory agreements with the relevant First assessment of government involvement in the business of Hydro One. Nation to obtain federal permits, it may have to relocate these assets to The Company cannot predict what actions rating agencies may take in other locations and restore the lands at a cost that could be substantial. the future, positive or negative, including in response to government In a limited number of cases, it may be necessary to abandon a line action or inaction relating to or impacting Hydro One. The failure and replace it with diesel generation facilities. In either case, the costs to maintain the Company’s current credit ratings could adversely relating to these assets could have a material adverse eec ff t on the aec ff t the Company’s financial condition and results of operations, Company if the costs are not recoverable in future rate orders. and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Executive Recruitment and Retention Risk Company’s cost of debt. Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Hydro Indigenous Claims Risk One Accountability Act, 2018, may inhibit the Company’s ability to Some of the Company’s current and proposed transmission and attract and retain qualified executive talent. The Company’s strategy is distribution assets are or may be located on reserve (as defined in the tied to its ability to continue to attract and retain qualified executives. Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous The failure to attract and retain qualified executives could have a people have Aboriginal, treaty, or other legal claims. Some Indigenous material adverse eec ff t on the Company. leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional Compliance with Laws and Regulations territories (land traditionally occupied or used by a First Nation, Métis or Hydro One must comply with numerous laws and regulations aec ff ting Inuit group) and are increasingly willing to assert their claims through the its business, including requirements relating to transmission and courts, tribunals, or direct action. These claims, and/or the selemen tt t distribution companies, environmental laws, employment laws and or resolution of these claims could have a material adverse eec ff t on health and safety laws. The failure of the Company to comply with these the Company or otherwise materially adversely impact the Company’s laws could have a material adverse eec ff t on the Company’s business. operations, including the development of current and future projects. See also “– Environment Risk” and “– Health and Safety Risk”. The Company’s operations and activities may give rise to the Crown’s For example, Hydro One’s licensed transmission and distribution duty to consult and potentially accommodate Indigenous communities. businesses are required to comply with the terms of their licences, Procedural aspects of the duty to consult may be delegated to the with codes and rules issued by the OEB, and with other regulatory Company by the Province or the federal government. A perceived requirements. In Ontario, the Market Rules issued by the IESO require failure by the Crown to sufficiently consult an Indigenous community, the Company to, among other things, comply with applicable reliability including communities with a traditional governance model not standards established by the North American Electric Reliability recognized under the Indian Act, or a perceived failure by the Company Corporation (NERC) and Northeast Power Coordinating Council, Inc. in relation to delegated consultation obligations, could result in legal (NPCC). The costs associated with compliance with these reliability challenges against the Crown or the Company, including judicial review standards are expected to be recovered through rates, but there can be or injunction proceedings, or could potentially result in direct action no assurance that the OEB will approve the recovery of all of such costs. against the Company by a community or its citizens. If this occurs, Failure to obtain such approvals could have a material adverse eec ff t on it could disrupt or delay the Company’s operations and activities, the Company. including current and future projects, and have a material adverse eec ff t There is the risk that new legislation, regulations, requirements or on the Company. policies will be introduced in the future. These may reduce Hydro One’s Risk from Transfer of Assets Located on Reserves revenue, or may require Hydro One to incur additional costs, which may The transfer orders by which the Company acquired certain of Ontario or may not be recovered in future transmission and distribution rates. Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur Hydro One Limited Annual Report 2020 39

Management’s Discussion and Analysis Risk of Natural and Other Unexpected Occurrences recovery of normal operations. Furthermore, the Company is dependent The Company’s facilities are exposed to the eec ff ts of severe weather on third-party providers for certain activities, and relies on a strong conditions, natural disasters, man-made events including, but not international supply chain, which may also be adversely impacted, and limited to, cyber and physical terrorist type aack tt s, events which which, in turn, could materially adversely impact the Company. See also originate from third-party connected systems, and any other potentially “Other Developments – COVID-19”. catastrophic events. The Company’s facilities may not withstand Environment Risk occurrences of these types in all circumstances. The Company is subject to extensive Canadian federal, provincial and The Company could also be subject to claims for damages from events municipal environmental regulation. Failure to comply could subject which may be proximately connected with the Company’s assets the Company to fines or other penalties. In addition, the presence or (for example, forest fires), claims for damages caused by its failure to release of hazardous or other harmful substances could lead to claims transmit or distribute electricity, costs related to ensuring its continued by third parties or governmental orders requiring the Company to take ability to transmit or distribute electricity or costs related to information specific actions such as investigating, controlling and remediating the or cyber security. eec ff ts of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track The Company does not have insurance for damage to its transmission and report on all sources, including sulphur hexauoride or “SF6” fl . The and distribution wires, poles and towers located outside its transmission Company could be subject to costs and other risks related to emissions. and distribution stations resulting from these or other events. Where Contamination of the Company’s properties could limit its ability to sell insurance is available for the Company’s other assets and for damage or lease these assets in the future. claims and cyber security claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company In addition, actual future environmental expenditures may vary to material losses. Losses from lost revenues and repair costs could materially from the estimates used in the calculation of the be substantial, especially for many of the Company’s facilities that are environmental liabilities provided for in the Company’s financial located in remote areas. statements. The Company does not have insurance coverage for these environmental expenditures. In the event that the Company is unable to recover such costs, this could have a material adverse eec ff t on the Company. There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to Infectious Disease Risk constructing or operating facilities. This may require environmental An outbreak of infectious disease, in the form of an epidemic, a pandemic assessment or result in the imposition of conditions, or both, which (such as COVID-19), or a similar public health threat, could materially could result in delays and cost increases. Failure to obtain necessary adversely impact the Company. The extent of any such adverse impact approvals or permits could result in an inability to complete projects on the Company is uncertain, and may depend on the length and severity which may have a material adverse eec ff t on the Company. of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in The Company’s facilities are exposed to the eec ff ts of severe weather general economic and market conditions. Such an outbreak, the resultant conditions and natural disasters. The Company recognizes the risks government regulations, guidelines and actions, and related adverse associated with potential climate change and has developed plans changes in general economic and market conditions could impact, in to respond as appropriate. Climate change may have the eec ff t of particular: the Company’s operations and workforce, including its ability shifting weather paerns and incr tt easing the severity and frequency to complete planned operating and capital work programs within scope of extreme weather events and natural disasters, which could impact and budget; certain financial obligations of the Company, including Hydro One’s business. The Company’s facilities may not withstand pension contributions and other post-retirement benefits, as a result occurrences of these types in all circumstances. Notwithstanding Hydro of changes in prevailing market conditions; the Company’s expected One’s eort ff s to adapt and increase grid resilience, the Company’s revenues; reductions in overall electricity consumption and load, both facilities are exposed to risks which may have an adverse eec ff t on grid short term and long term; overdue accounts and bad debt increases resilience. The Company could also be subject to claims for damages as a result of changes in the ability of the Company’s customers to from events which may be proximately connected with the Company’s pay; liquidity and the Company’s ability to raise capital; the Company’s assets (for example, forest fires), claims for damages caused by its ability to pay or increase dividends; the timing of increased rates; the failure to transmit or distribute electricity or costs related to ensuring Company’s ability to recover incremental costs and lost revenues linked its continued ability to transmit or distribute electricity. The Company to the outbreak; the Company’s ability to file regulatory filings on a timely does not have insurance for damage to its transmission and distribution basis; timing of regulatory decisions and the impacts those decisions may wires, poles and towers located outside its transmission and distribution have on the Company or its ability to implement them; and customer and stations resulting from these or other events. Where insurance is stakeholder needs and expectations. available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions The Company also faces risks and costs associated with implementation that may still expose the Company to material losses. Losses from lost of business continuity plans and modified work conditions, including the revenues and repair costs could be substantial, especially for many of risks and costs associated with maintaining or reducing its workforce, the Company’s facilities that are located in remote areas. making the required resources available to its workforce to enable them to continue essential work, including remotely where possible, and to In the event that the Company is unable to recover such costs, this keep its workforce healthy, as well as risks and costs associated with could have a material adverse eec ff t on the Company. 40 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis Risk of Natural and Other Unexpected Occurrences recovery of normal operations. Furthermore, the Company is dependent The Company’s facilities are exposed to the eec ff ts of severe weather on third-party providers for certain activities, and relies on a strong conditions, natural disasters, man-made events including, but not international supply chain, which may also be adversely impacted, and limited to, cyber and physical terrorist type aack tt s, events which which, in turn, could materially adversely impact the Company. See also originate from third-party connected systems, and any other potentially “Other Developments – COVID-19”. catastrophic events. The Company’s facilities may not withstand Environment Risk occurrences of these types in all circumstances. The Company is subject to extensive Canadian federal, provincial and The Company could also be subject to claims for damages from events municipal environmental regulation. Failure to comply could subject which may be proximately connected with the Company’s assets the Company to fines or other penalties. In addition, the presence or (for example, forest fires), claims for damages caused by its failure to release of hazardous or other harmful substances could lead to claims transmit or distribute electricity, costs related to ensuring its continued by third parties or governmental orders requiring the Company to take ability to transmit or distribute electricity or costs related to information specific actions such as investigating, controlling and remediating the or cyber security. eec ff ts of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track The Company does not have insurance for damage to its transmission and report on all sources, including sulphur hexauoride or “SF6” fl . The and distribution wires, poles and towers located outside its transmission Company could be subject to costs and other risks related to emissions. and distribution stations resulting from these or other events. Where Contamination of the Company’s properties could limit its ability to sell insurance is available for the Company’s other assets and for damage or lease these assets in the future. claims and cyber security claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company In addition, actual future environmental expenditures may vary to material losses. Losses from lost revenues and repair costs could materially from the estimates used in the calculation of the be substantial, especially for many of the Company’s facilities that are environmental liabilities provided for in the Company’s financial located in remote areas. statements. The Company does not have insurance coverage for these environmental expenditures. In the event that the Company is unable to recover such costs, this could have a material adverse eec ff t on the Company. There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to Infectious Disease Risk constructing or operating facilities. This may require environmental An outbreak of infectious disease, in the form of an epidemic, a pandemic assessment or result in the imposition of conditions, or both, which (such as COVID-19), or a similar public health threat, could materially could result in delays and cost increases. Failure to obtain necessary adversely impact the Company. The extent of any such adverse impact approvals or permits could result in an inability to complete projects on the Company is uncertain, and may depend on the length and severity which may have a material adverse eec ff t on the Company. of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in The Company’s facilities are exposed to the eec ff ts of severe weather general economic and market conditions. Such an outbreak, the resultant conditions and natural disasters. The Company recognizes the risks government regulations, guidelines and actions, and related adverse associated with potential climate change and has developed plans changes in general economic and market conditions could impact, in to respond as appropriate. Climate change may have the eec ff t of particular: the Company’s operations and workforce, including its ability shifting weather paerns and incr tt easing the severity and frequency to complete planned operating and capital work programs within scope of extreme weather events and natural disasters, which could impact and budget; certain financial obligations of the Company, including Hydro One’s business. The Company’s facilities may not withstand pension contributions and other post-retirement benefits, as a result occurrences of these types in all circumstances. Notwithstanding Hydro of changes in prevailing market conditions; the Company’s expected One’s eort ff s to adapt and increase grid resilience, the Company’s revenues; reductions in overall electricity consumption and load, both facilities are exposed to risks which may have an adverse eec ff t on grid short term and long term; overdue accounts and bad debt increases resilience. The Company could also be subject to claims for damages as a result of changes in the ability of the Company’s customers to from events which may be proximately connected with the Company’s pay; liquidity and the Company’s ability to raise capital; the Company’s assets (for example, forest fires), claims for damages caused by its ability to pay or increase dividends; the timing of increased rates; the failure to transmit or distribute electricity or costs related to ensuring Company’s ability to recover incremental costs and lost revenues linked its continued ability to transmit or distribute electricity. The Company to the outbreak; the Company’s ability to file regulatory filings on a timely does not have insurance for damage to its transmission and distribution basis; timing of regulatory decisions and the impacts those decisions may wires, poles and towers located outside its transmission and distribution have on the Company or its ability to implement them; and customer and stations resulting from these or other events. Where insurance is stakeholder needs and expectations. available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions The Company also faces risks and costs associated with implementation that may still expose the Company to material losses. Losses from lost of business continuity plans and modified work conditions, including the revenues and repair costs could be substantial, especially for many of risks and costs associated with maintaining or reducing its workforce, the Company’s facilities that are located in remote areas. making the required resources available to its workforce to enable them to continue essential work, including remotely where possible, and to In the event that the Company is unable to recover such costs, this keep its workforce healthy, as well as risks and costs associated with could have a material adverse eec ff t on the Company. 40 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis Risk Associated with Information Technology (IT), Operational agreement with the CUSW, covering the period from May 1, 2017 to Technology (OT) Infrastructure and Data Security April 30, 2022. Additionally, EPSCA and a number of building trade The Company’s ability to operate eec ff tively in the Ontario electricity unions have agreements, to which Hydro One is bound, covering the market is, in part, dependent upon it developing, modernizing, period from May 1, 2020 to April 30, 2025 (see “Hydro One Work Force maintaining and managing complex IT and OT systems which are – Collective Agreements” for details). Future negotiations with unions employed to operate and monitor its transmission and distribution present the risk of a labour disruption or dispute, risk to the Company’s facilities, financial and billing systems and other business systems. The ability to sustain the continued supply of electricity to customers, as Company’s increasing reliance on information systems and expanding well as potential risks to public safety. The Company also faces financial data networks, as well as growing volume and complexity of data, risks related to its ability to negotiate collective agreements consistent increases its vulnerability, and exposure to information security threats. with its rate orders. Any of these could have a material adverse eec ff t The Company’s transmission business is required to comply with various on the Company. The Society collective agreement requires renewal rules and standards for transmission reliability, including mandatory in 2021 (see “Hydro One Work Force – Collective Agreements” for standards established by the NERC and the NPCC. These include details). Failure to renew this agreement on terms acceptable to Hydro standards relating to cyber-security and OT, which only apply to certain One could have a material adverse eec ff t on its business and results of of the Company’s assets (generally being those whose failure could operations and expose Hydro One to the risks noted above. impact the functioning of the bulk electricity system). The Company Work Force Demographic Risk may maintain different or lower levels of security for its assets that are By the end of 2020, approximately 14% of the Company’s employees not subject to these mandatory standards. The Company must also who are members of the Company’s defined benefit and defined comply with various cyber-security and privacy-related regulatory contribution pension plans were eligible for retirement, and by the end requirements under the OEB’s Ontario Cyber Security Framework of 2021, approximately 15% could be eligible. These percentages are not and legislative and licence requirements relating to the collection, evenly spread across the Company’s workforce, but tend to be most use and disclosure of personal information and information regarding significant in the most senior levels of the Company’s staff and among consumers, wholesalers, generators and retailers. management sta. During 20 ff 20, approximately 3% of the Company’s Cyber-aack tt s or unauthorized access to corporate IT and OT systems workforce (approximately the same percentage in 2019) elected to could result in service disruptions and system failures, which could have retire. Accordingly, the Company’s continued success will be tied to a material adverse eec ff t on the Company, including as a result of a its ability to continue to attract and retain sufficient qualified staff to failure to provide electricity to customers. Because it operates critical replace the capability lost through retirements and meet the demands infrastructure, Hydro One may be at greater risk of cyber-aack tt s from of the Company’s work programs. third parties (including state run or controlled parties) that could impair In addition, the Company expects the skilled labour market for its or incapacitate its assets. In addition, in the course of its operations, industry will remain highly competitive. Many of the Company’s current the Company collects, uses, processes and stores information and potential employees are sought after as they possess skills and which could be exposed in the event of a cyber-security incident or experience that are also highly coveted by other organizations inside other unauthorized access or disclosure, such as information about and outside the electricity sector. The failure to attract, retain and customers, suppliers, counterparties, employees and other third parties. deploy qualified personnel for Hydro One’s business could have a Security and system disaster recovery controls are in place; however, material adverse eec ff t on the Company. there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated Risk Associated with Arranging Debt Financing on a timely basis. Upon occurrence and detection, the focus would shift The Company expects to borrow to repay its existing indebtedness and from prevention to isolation, remediation and recovery until the incident to fund a portion of capital expenditures. Hydro One Inc. has substantial has been fully addressed. Any such system failures or security breaches debt principal repayments coming due, including $803 million in 2021, could have a material adverse eec ff t on the Company. $604 million in 2022 and $731 million in 2023. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue Labour Relations Risk short-term debt under Hydro One Inc.’s $2,300 million commercial A substantial majority of the Company’s employees are unionized and paper program which would mature within one year of issuance. The are primarily represented by either the PWU or the Society. Over the Company also plans to incur continued material capital expenditures past several years, significant eort h ff as been expended to increase for each of 2021 and 2022. Cash generated from operations, after Hydro One’s flexibility to conduct operations in a more cost-efficient the payment of expected dividends, will not be sufficient to fund manner. Although the Company has achieved improved flexibility in its the repayment of the Company’s existing indebtedness and capital collective agreements, the Company may not be able to achieve further expenditures. The Company’s ability to arrange sufficient and cost- improvements. Agreements were also reached with the Society and the eec ff tive debt financing could be materially adversely aec ff ted by PWU to facilitate the insourcing of CSO services eec ff tive March 1, 2018. numerous factors, including the regulatory environment in Ontario, The Company reached an agreement with the Society for a collective the Company’s results of operations and financial position, market agreement, covering the period from April 1, 2019 to March 31, 2021. The conditions, the ratings assigned to its debt securities by credit rating Company also reached a non-CSO collective agreement with the PWU, agencies, an inability of the Company to comply with its debt covenants, covering the period from April 1, 2020 to March 31 2023, and a CSO and general economic conditions. A downgrade in the Company’s collective agreement with the PWU covering the period from October 1, credit ratings could restrict the Company’s ability to access debt capital 2019 to September 30, 2022. The Company also reached a collective markets and increase the Company’s cost of debt. Any failure or inability Hydro One Limited Annual Report 2020 41Management’s Discussion and Analysis Risk Associated with Information Technology (IT), Operational agreement with the CUSW, covering the period from May 1, 2017 to Technology (OT) Infrastructure and Data Security April 30, 2022. Additionally, EPSCA and a number of building trade The Company’s ability to operate eec ff tively in the Ontario electricity unions have agreements, to which Hydro One is bound, covering the market is, in part, dependent upon it developing, modernizing, period from May 1, 2020 to April 30, 2025 (see “Hydro One Work Force maintaining and managing complex IT and OT systems which are – Collective Agreements” for details). Future negotiations with unions employed to operate and monitor its transmission and distribution present the risk of a labour disruption or dispute, risk to the Company’s facilities, financial and billing systems and other business systems. The ability to sustain the continued supply of electricity to customers, as Company’s increasing reliance on information systems and expanding well as potential risks to public safety. The Company also faces financial data networks, as well as growing volume and complexity of data, risks related to its ability to negotiate collective agreements consistent increases its vulnerability, and exposure to information security threats. with its rate orders. Any of these could have a material adverse eec ff t The Company’s transmission business is required to comply with various on the Company. The Society collective agreement requires renewal rules and standards for transmission reliability, including mandatory in 2021 (see “Hydro One Work Force – Collective Agreements” for standards established by the NERC and the NPCC. These include details). Failure to renew this agreement on terms acceptable to Hydro standards relating to cyber-security and OT, which only apply to certain One could have a material adverse eec ff t on its business and results of of the Company’s assets (generally being those whose failure could operations and expose Hydro One to the risks noted above. impact the functioning of the bulk electricity system). The Company Work Force Demographic Risk may maintain different or lower levels of security for its assets that are By the end of 2020, approximately 14% of the Company’s employees not subject to these mandatory standards. The Company must also who are members of the Company’s defined benefit and defined comply with various cyber-security and privacy-related regulatory contribution pension plans were eligible for retirement, and by the end requirements under the OEB’s Ontario Cyber Security Framework of 2021, approximately 15% could be eligible. These percentages are not and legislative and licence requirements relating to the collection, evenly spread across the Company’s workforce, but tend to be most use and disclosure of personal information and information regarding significant in the most senior levels of the Company’s staff and among consumers, wholesalers, generators and retailers. management sta. During 20 ff 20, approximately 3% of the Company’s Cyber-aack tt s or unauthorized access to corporate IT and OT systems workforce (approximately the same percentage in 2019) elected to could result in service disruptions and system failures, which could have retire. Accordingly, the Company’s continued success will be tied to a material adverse eec ff t on the Company, including as a result of a its ability to continue to attract and retain sufficient qualified staff to failure to provide electricity to customers. Because it operates critical replace the capability lost through retirements and meet the demands infrastructure, Hydro One may be at greater risk of cyber-aack tt s from of the Company’s work programs. third parties (including state run or controlled parties) that could impair In addition, the Company expects the skilled labour market for its or incapacitate its assets. In addition, in the course of its operations, industry will remain highly competitive. Many of the Company’s current the Company collects, uses, processes and stores information and potential employees are sought after as they possess skills and which could be exposed in the event of a cyber-security incident or experience that are also highly coveted by other organizations inside other unauthorized access or disclosure, such as information about and outside the electricity sector. The failure to attract, retain and customers, suppliers, counterparties, employees and other third parties. deploy qualified personnel for Hydro One’s business could have a Security and system disaster recovery controls are in place; however, material adverse eec ff t on the Company. there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated Risk Associated with Arranging Debt Financing on a timely basis. Upon occurrence and detection, the focus would shift The Company expects to borrow to repay its existing indebtedness and from prevention to isolation, remediation and recovery until the incident to fund a portion of capital expenditures. Hydro One Inc. has substantial has been fully addressed. Any such system failures or security breaches debt principal repayments coming due, including $803 million in 2021, could have a material adverse eec ff t on the Company. $604 million in 2022 and $731 million in 2023. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue Labour Relations Risk short-term debt under Hydro One Inc.’s $2,300 million commercial A substantial majority of the Company’s employees are unionized and paper program which would mature within one year of issuance. The are primarily represented by either the PWU or the Society. Over the Company also plans to incur continued material capital expenditures past several years, significant eort h ff as been expended to increase for each of 2021 and 2022. Cash generated from operations, after Hydro One’s flexibility to conduct operations in a more cost-efficient the payment of expected dividends, will not be sufficient to fund manner. Although the Company has achieved improved flexibility in its the repayment of the Company’s existing indebtedness and capital collective agreements, the Company may not be able to achieve further expenditures. The Company’s ability to arrange sufficient and cost- improvements. Agreements were also reached with the Society and the eec ff tive debt financing could be materially adversely aec ff ted by PWU to facilitate the insourcing of CSO services eec ff tive March 1, 2018. numerous factors, including the regulatory environment in Ontario, The Company reached an agreement with the Society for a collective the Company’s results of operations and financial position, market agreement, covering the period from April 1, 2019 to March 31, 2021. The conditions, the ratings assigned to its debt securities by credit rating Company also reached a non-CSO collective agreement with the PWU, agencies, an inability of the Company to comply with its debt covenants, covering the period from April 1, 2020 to March 31 2023, and a CSO and general economic conditions. A downgrade in the Company’s collective agreement with the PWU covering the period from October 1, credit ratings could restrict the Company’s ability to access debt capital 2019 to September 30, 2022. The Company also reached a collective markets and increase the Company’s cost of debt. Any failure or inability Hydro One Limited Annual Report 2020 41

Management’s Discussion and Analysis on the Company’s part to borrow the required amounts of debt on innovation, the consequences of which could have a material adverse satisfactory terms could impair its ability to repay maturing debt, fund eec ff t on the Company, including a reduction in revenue. capital expenditures and meet other obligations and requirements and, Execution of the Company’s capital expenditure programs is partially as a result, could have a material adverse eec ff t on the Company. dependent on external factors, such as OEB approvals, environmental approvals, municipal permits, equipment outage schedules that Market, Financial Instrument and Credit Risk accommodate the IESO, generators and transmission-connected Market risk refers primarily to the risk of loss that results from changes customers, other interrelated projects being on schedule, and supply in costs, foreign exchange rates and interest rates, including potentially chain availability for equipment suppliers and consulting services. Many negative interest rates. The Company is exposed to fluctuations in of these external factors are beyond the Company’s control. There may interest rates as its regulated ROE is derived using a formulaic approach also be a need for, among other things, Environmental Assessment that takes into account anticipated interest rates. The Company issues Act (Ontario) approvals, approvals which require public meetings, debt from time to time to refinance maturing debt and for general appropriate engagement with Indigenous communities, OEB approvals corporate purposes. The Company is therefore exposed to fluctuations of expropriation or early access to property, and other activities. in interest rates in relation to such issuances of debt. Fluctuations in Obtaining approvals and carrying out these processes may also be interest rates may also impact the funded position of Hydro One’s impacted by opposition to the proposed site of the capital investments. Defined Benefit Pension Plan, and associated pension liability (See Delays in obtaining required approvals or failure to complete capital also “– Pension Plan Risk”). The Company is not currently exposed to projects on a timely basis could materially adversely aec ff t transmission material commodity price risk or material foreign exchange risk. reliability or customers’ service quality or increase maintenance costs The OEB-approved adjustment formula for calculating ROE in a deemed which could have a material adverse eec ff t on the Company. Failure regulatory capital structure of 60% debt and 40% equity provides to receive approvals for projects when spending has already occurred for increases and decreases depending on changes in benchmark would result in the inability of the Company to recover the investment interest rates for Government of Canada debt and the A-rated utility in the project as well as forfeit the anticipated return on investment. corporate bond yield spread. For the transmission and distribution The assets involved may be considered impaired and result in the write businesses in 2021, after transmission rates are set as part of a Custom off of the value of the asset, negatively impacting net income. If the Incentive Rate application, the OEB does not expect to address annual Company is unable to carry out capital expenditure plans in a timely rate applications for updates to allowed ROE, so fluctuations will have manner, equipment performance may degrade, which may reduce no impact to net income. The Company has interest rate exposure network capacity, result in customer interruptions, compromise the associated with the refinancing of short– and long-term debt maturing reliability of the Company’s networks or increase the costs of operating in 2021 and beyond. The Company periodically uses interest rate swap and maintaining these assets. Any of these consequences could have a agreements to mitigate elements of interest rate risk. material adverse eec ff t on the Company. Financial assets create a risk that a counterparty will fail to discharge Increased competition for the development of large transmission an obligation, causing a financial loss. Derivative financial instruments projects and legislative changes relating to the selection of transmitters result in exposure to credit risk, since there is a risk of counterparty could impact the Company’s ability to expand its existing transmission default. Hydro One monitors and minimizes credit risk through system, which may have an adverse eec ff t on the Company. To the various techniques, including dealing with highly rated counterparties, extent that other parties are selected to construct, own and operate limiting total exposure levels with individual counterparties, entering new transmission assets, the Company’s share of Ontario’s transmission into agreements which enable net settlement, and by monitoring network would be reduced. Any delays in these new transmitters’ the financial condition of counterparties. The Company does not projects may impact the Company’s own projects that it is undertaking trade in any energy derivatives. The Company is required to procure to in-service these new transmission assets. electricity on behalf of competitive electricity retailers and certain local distribution companies for resale to their customers. The Health and Safety Risk resulting concentrations of credit risk are mitigated through the use Hydro One’s work environment can be inherently dangerous and there of various security arrangements, including leer tt s of credit, which is a risk to health and safety of both the public and our employees, are incorporated into the Company’s service agreements with these as well as possible resultant operational and/or financial impacts. The retailers in accordance with the OEB’s Retail Settlement Code. Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these The failure to properly manage these risks could have a material adverse requirements could result in penalties and reputational risk, which could eec ff t on the Company. negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow Risks Relating to Asset Condition, Capital Projects and Innovation or limit the recovery of such costs could have a material adverse eec ff t The Company continually incurs sustainment and development capital on the Company. expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing Pension Plan Risk of major refurbishments and replacements of its transmission and Hydro One has the Hydro One Defined Benefit Pension Plan in place distribution infrastructure. for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with While traditionally a mature and stable industry, the electricity industry the Financial Services Regulatory Authority of Ontario on a triennial is facing rapid and dramatic technological change and increasing 42 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis on the Company’s part to borrow the required amounts of debt on innovation, the consequences of which could have a material adverse satisfactory terms could impair its ability to repay maturing debt, fund eec ff t on the Company, including a reduction in revenue. capital expenditures and meet other obligations and requirements and, Execution of the Company’s capital expenditure programs is partially as a result, could have a material adverse eec ff t on the Company. dependent on external factors, such as OEB approvals, environmental approvals, municipal permits, equipment outage schedules that Market, Financial Instrument and Credit Risk accommodate the IESO, generators and transmission-connected Market risk refers primarily to the risk of loss that results from changes customers, other interrelated projects being on schedule, and supply in costs, foreign exchange rates and interest rates, including potentially chain availability for equipment suppliers and consulting services. Many negative interest rates. The Company is exposed to fluctuations in of these external factors are beyond the Company’s control. There may interest rates as its regulated ROE is derived using a formulaic approach also be a need for, among other things, Environmental Assessment that takes into account anticipated interest rates. The Company issues Act (Ontario) approvals, approvals which require public meetings, debt from time to time to refinance maturing debt and for general appropriate engagement with Indigenous communities, OEB approvals corporate purposes. The Company is therefore exposed to fluctuations of expropriation or early access to property, and other activities. in interest rates in relation to such issuances of debt. Fluctuations in Obtaining approvals and carrying out these processes may also be interest rates may also impact the funded position of Hydro One’s impacted by opposition to the proposed site of the capital investments. Defined Benefit Pension Plan, and associated pension liability (See Delays in obtaining required approvals or failure to complete capital also “– Pension Plan Risk”). The Company is not currently exposed to projects on a timely basis could materially adversely aec ff t transmission material commodity price risk or material foreign exchange risk. reliability or customers’ service quality or increase maintenance costs The OEB-approved adjustment formula for calculating ROE in a deemed which could have a material adverse eec ff t on the Company. Failure regulatory capital structure of 60% debt and 40% equity provides to receive approvals for projects when spending has already occurred for increases and decreases depending on changes in benchmark would result in the inability of the Company to recover the investment interest rates for Government of Canada debt and the A-rated utility in the project as well as forfeit the anticipated return on investment. corporate bond yield spread. For the transmission and distribution The assets involved may be considered impaired and result in the write businesses in 2021, after transmission rates are set as part of a Custom off of the value of the asset, negatively impacting net income. If the Incentive Rate application, the OEB does not expect to address annual Company is unable to carry out capital expenditure plans in a timely rate applications for updates to allowed ROE, so fluctuations will have manner, equipment performance may degrade, which may reduce no impact to net income. The Company has interest rate exposure network capacity, result in customer interruptions, compromise the associated with the refinancing of short– and long-term debt maturing reliability of the Company’s networks or increase the costs of operating in 2021 and beyond. The Company periodically uses interest rate swap and maintaining these assets. Any of these consequences could have a agreements to mitigate elements of interest rate risk. material adverse eec ff t on the Company. Financial assets create a risk that a counterparty will fail to discharge Increased competition for the development of large transmission an obligation, causing a financial loss. Derivative financial instruments projects and legislative changes relating to the selection of transmitters result in exposure to credit risk, since there is a risk of counterparty could impact the Company’s ability to expand its existing transmission default. Hydro One monitors and minimizes credit risk through system, which may have an adverse eec ff t on the Company. To the various techniques, including dealing with highly rated counterparties, extent that other parties are selected to construct, own and operate limiting total exposure levels with individual counterparties, entering new transmission assets, the Company’s share of Ontario’s transmission into agreements which enable net settlement, and by monitoring network would be reduced. Any delays in these new transmitters’ the financial condition of counterparties. The Company does not projects may impact the Company’s own projects that it is undertaking trade in any energy derivatives. The Company is required to procure to in-service these new transmission assets. electricity on behalf of competitive electricity retailers and certain local distribution companies for resale to their customers. The Health and Safety Risk resulting concentrations of credit risk are mitigated through the use Hydro One’s work environment can be inherently dangerous and there of various security arrangements, including leer tt s of credit, which is a risk to health and safety of both the public and our employees, are incorporated into the Company’s service agreements with these as well as possible resultant operational and/or financial impacts. The retailers in accordance with the OEB’s Retail Settlement Code. Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these The failure to properly manage these risks could have a material adverse requirements could result in penalties and reputational risk, which could eec ff t on the Company. negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow Risks Relating to Asset Condition, Capital Projects and Innovation or limit the recovery of such costs could have a material adverse eec ff t The Company continually incurs sustainment and development capital on the Company. expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing Pension Plan Risk of major refurbishments and replacements of its transmission and Hydro One has the Hydro One Defined Benefit Pension Plan in place distribution infrastructure. for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with While traditionally a mature and stable industry, the electricity industry the Financial Services Regulatory Authority of Ontario on a triennial is facing rapid and dramatic technological change and increasing 42 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis basis. The most recently filed valuation was prepared as at December 31, Transmission Assets on Third-Party Lands Risk 2018, and was filed in September 2019, covering a three-year period Some of the lands on which the Company’s transmission assets are from 2019 to 2021. Hydro One’s contributions to its pension plan located are owned by third parties, including the Province and federal satisfy, and are expected to continue to satisfy, minimum funding Crown, and are or may become subject to land claims by First Nations. requirements. Contributions beyond 2021 will depend on the funded The Company requires valid occupation rights to occupy such lands position of the plan, which is determined by investment returns, interest (which may take the form of land use permits, easements or otherwise). rates and changes in benefits and actuarial assumptions at that time. If the Company does not have valid occupational rights on third-party A determination by the OEB that some of the Company’s pension owned or controlled lands or has occupancy rights that are subject to expenditures are not recoverable through rates could have a material expiry, it may incur material costs to obtain or renew such occupancy adverse eec ff t on the Company, and this risk may be exacerbated if the rights, or if such occupancy rights cannot be renewed or obtained it amount of required pension contributions increases. may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupancy rights Hydro One currently reports and recovers its pension costs on a cash and must incur costs as a result, this could have a material adverse basis, and maintains the accrual method with respect to OPEBs. eec ff t on the Company or otherwise materially adversely impact the Transitioning from the cash basis to an accrual method for pension Company’s operations. costs may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be Reputational, Public Opinion and Political Risk disallowed by the OEB. Reputation risk is the risk of negative publicity or the public’s negative perceptions towards Hydro One that may result in a detrimental impact See also “– Regulatory Risks and Risks Relating to Hydro One’s to Hydro One’s business, operations or financial condition leading to a Revenues – Risk of Recoverability of Total Compensation Costs” for deterioration of Hydro One’s reputation. Hydro One’s reputation could risks relating to recovery of pension costs. be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises, Risk Associated with Outsourcing Arrangements failure to comply with mandatory reliability regulations established by Hydro One has entered into an outsourcing arrangement with a the NERC and NPCC, failure to adequately respond to social issues third-party for the provision of back office and IT services. If the raised by employees, partners and/or stakeholders and other external services are disrupted, it could have a material adverse eec ff t on the forces. Adverse reputational events or political actions could have Company. Additionally, if the outsourcing arrangement or statements a material adverse eec ff t on Hydro One’s business and prospects of work thereunder are terminated for any reason or expire before a including, but not limited to, delays or denials of requisite approvals, new supplier is selected and fully transitioned, the Company could be such as denial of requested rates, and accommodations for Hydro required to transfer to another service provider or insource, which could One’s planned projects, escalated costs, legal or regulatory action, have a material adverse eec ff t on the Company’s business, operating and damage to stakeholder and community relationships. Any of these results, financial condition or prospects. could have a material adverse impact on Hydro One and its business, Risk from Provincial Ownership of Transmission Corridors financial condition and results of operations. The Province owns some of the corridor lands underlying the Risks Associated with Acquisitions Company’s transmission system. Although the Company has the Acquisitions include inherent risks that some or all of the expected statutory right to use these transmission corridors, the Company benefits may fail to materialize, or may not occur within the time may be limited in its options to expand or operate its systems. Also, periods anticipated, and Hydro One may incur material unexpected other uses of the transmission corridors by third parties in conjunction costs or liabilities. Realization of the anticipated benefits would with the operation of the Company’s systems may increase safety or depend, in part, on the Company’s ability to successfully integrate the environmental risks, which could have a material adverse eec ff t on acquired business, including the requirement to devote management the Company. aen tt tion and resources to integrating business practices and support Litigation Risks functions. The failure to realize the anticipated benefits, the diversion In the normal course of the Company’s operations, it becomes of management’s aen tt tion, or any delays or difficulties encountered involved in, is named as a party to and is the subject of, various legal in connection with the integration could have an adverse eec ff t on proceedings, including regulatory proceedings, tax proceedings and the Company’s business, results of operations, financial condition or legal actions, relating to actual or alleged violations of law, common cash flows. law damages claims, personal injuries, property damage, property Risks Relating to the Common Shares of Hydro One Limited taxes, land rights, the environment, contract disputes, claims by Hydro One’s Common Shares trade on the TSX. The trading price of the former employees and claims and proceedings by Indigenous groups. Common Shares has in the past been, and may in the future be, subject The outcome of outstanding, pending or future proceedings cannot to significant fluctuations. These fluctuations may be caused by events be predicted with certainty and may be determined adversely to the or factors related or unrelated to Hydro One’s operating performance Company, which could have a material adverse eec ff t on the Company. and/or beyond its control, including: the risk factors described herein; Even if the Company prevails in any such legal proceeding, the general economic conditions within Ontario and Canada, including proceedings could be costly and time-consuming and would divert changes in interest rates; changes in electricity prices; changes the aen tt tion of management and key personnel from the Company’s in electricity demand; weather conditions; actual or anticipated business operations, which could adversely aec ff t the Company. Hydro One Limited Annual Report 2020 43Management’s Discussion and Analysis basis. The most recently filed valuation was prepared as at December 31, Transmission Assets on Third-Party Lands Risk 2018, and was filed in September 2019, covering a three-year period Some of the lands on which the Company’s transmission assets are from 2019 to 2021. Hydro One’s contributions to its pension plan located are owned by third parties, including the Province and federal satisfy, and are expected to continue to satisfy, minimum funding Crown, and are or may become subject to land claims by First Nations. requirements. Contributions beyond 2021 will depend on the funded The Company requires valid occupation rights to occupy such lands position of the plan, which is determined by investment returns, interest (which may take the form of land use permits, easements or otherwise). rates and changes in benefits and actuarial assumptions at that time. If the Company does not have valid occupational rights on third-party A determination by the OEB that some of the Company’s pension owned or controlled lands or has occupancy rights that are subject to expenditures are not recoverable through rates could have a material expiry, it may incur material costs to obtain or renew such occupancy adverse eec ff t on the Company, and this risk may be exacerbated if the rights, or if such occupancy rights cannot be renewed or obtained it amount of required pension contributions increases. may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupancy rights Hydro One currently reports and recovers its pension costs on a cash and must incur costs as a result, this could have a material adverse basis, and maintains the accrual method with respect to OPEBs. eec ff t on the Company or otherwise materially adversely impact the Transitioning from the cash basis to an accrual method for pension Company’s operations. costs may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be Reputational, Public Opinion and Political Risk disallowed by the OEB. Reputation risk is the risk of negative publicity or the public’s negative perceptions towards Hydro One that may result in a detrimental impact See also “– Regulatory Risks and Risks Relating to Hydro One’s to Hydro One’s business, operations or financial condition leading to a Revenues – Risk of Recoverability of Total Compensation Costs” for deterioration of Hydro One’s reputation. Hydro One’s reputation could risks relating to recovery of pension costs. be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises, Risk Associated with Outsourcing Arrangements failure to comply with mandatory reliability regulations established by Hydro One has entered into an outsourcing arrangement with a the NERC and NPCC, failure to adequately respond to social issues third-party for the provision of back office and IT services. If the raised by employees, partners and/or stakeholders and other external services are disrupted, it could have a material adverse eec ff t on the forces. Adverse reputational events or political actions could have Company. Additionally, if the outsourcing arrangement or statements a material adverse eec ff t on Hydro One’s business and prospects of work thereunder are terminated for any reason or expire before a including, but not limited to, delays or denials of requisite approvals, new supplier is selected and fully transitioned, the Company could be such as denial of requested rates, and accommodations for Hydro required to transfer to another service provider or insource, which could One’s planned projects, escalated costs, legal or regulatory action, have a material adverse eec ff t on the Company’s business, operating and damage to stakeholder and community relationships. Any of these results, financial condition or prospects. could have a material adverse impact on Hydro One and its business, Risk from Provincial Ownership of Transmission Corridors financial condition and results of operations. The Province owns some of the corridor lands underlying the Risks Associated with Acquisitions Company’s transmission system. Although the Company has the Acquisitions include inherent risks that some or all of the expected statutory right to use these transmission corridors, the Company benefits may fail to materialize, or may not occur within the time may be limited in its options to expand or operate its systems. Also, periods anticipated, and Hydro One may incur material unexpected other uses of the transmission corridors by third parties in conjunction costs or liabilities. Realization of the anticipated benefits would with the operation of the Company’s systems may increase safety or depend, in part, on the Company’s ability to successfully integrate the environmental risks, which could have a material adverse eec ff t on acquired business, including the requirement to devote management the Company. aen tt tion and resources to integrating business practices and support Litigation Risks functions. The failure to realize the anticipated benefits, the diversion In the normal course of the Company’s operations, it becomes of management’s aen tt tion, or any delays or difficulties encountered involved in, is named as a party to and is the subject of, various legal in connection with the integration could have an adverse eec ff t on proceedings, including regulatory proceedings, tax proceedings and the Company’s business, results of operations, financial condition or legal actions, relating to actual or alleged violations of law, common cash flows. law damages claims, personal injuries, property damage, property Risks Relating to the Common Shares of Hydro One Limited taxes, land rights, the environment, contract disputes, claims by Hydro One’s Common Shares trade on the TSX. The trading price of the former employees and claims and proceedings by Indigenous groups. Common Shares has in the past been, and may in the future be, subject The outcome of outstanding, pending or future proceedings cannot to significant fluctuations. These fluctuations may be caused by events be predicted with certainty and may be determined adversely to the or factors related or unrelated to Hydro One’s operating performance Company, which could have a material adverse eec ff t on the Company. and/or beyond its control, including: the risk factors described herein; Even if the Company prevails in any such legal proceeding, the general economic conditions within Ontario and Canada, including proceedings could be costly and time-consuming and would divert changes in interest rates; changes in electricity prices; changes the aen tt tion of management and key personnel from the Company’s in electricity demand; weather conditions; actual or anticipated business operations, which could adversely aec ff t the Company. Hydro One Limited Annual Report 2020 43

Management’s Discussion and Analysis uc fl tuations in Hydro One’s quarterly and annual results and the results Nomination of Directors and Confirmation of CEO and Chair of public companies similar to Hydro One; Hydro One’s businesses, Although director nominees (other than the CEO) are required to be operations, results and prospects; Hydro One’s reputation and its independent of both the Company and the Province pursuant to the relationship with the Province; the timing and amount of dividends, if Governance Agreement, there is a risk that the Province will nominate any, declared on the Common Shares; future issuances of Common or confirm individuals who satisfy the independence requirements Shares or other securities by Hydro One or Hydro One Inc.; Hydro One’s but who it considers are disposed to support and advance its policy relationship with its regulator; changes in government regulation, objectives and give disproportionate weight to the Province’s interests taxes, legal proceedings or other developments; shortfalls in Hydro in exercising their business judgment and balancing the interests of the One’s operating results from levels forecasted by securities analysts; stakeholders of Hydro One. This, combined with the fact certain maer tt s investor sentiment toward energy companies in general; maintenance require a two-thirds vote of the Board, could allow the Province to of acceptable credit ratings or credit quality; the impact of COVID-19 unduly inuence cert fl ain Board actions such as confirmation of the Chair on Hydro One and the Province; and the general state of the securities and confirmation of the CEO. markets. These and other factors may impair the development or Board Removal Rights sustainability of a liquid market for the Common Shares and the ability Under the Governance Agreement, the Province has the right to of investors to sell Common Shares at an attractive price. withhold from voting in favour of all director nominees and has the right Risks Relating to the Company’s Relationship with to seek to remove and replace the entire Board, including in each case the Province its own director nominees but excluding the CEO and, at the Province’s discretion, the Chair. In exercising these rights in any particular Ownership and Continued Inuence b fl y the Province and Voting Power; circumstance, the Province is entitled to vote in its sole interest, Share Ownership Restrictions which may not be aligned with the interests of other stakeholders of The Province currently owns approximately 47.3% of the outstanding Hydro One. common shares of Hydro One. The Electricity Act restricts the Province from selling voting securities of Hydro One (including common shares) More Extensive Regulation of any class or series if it would own less than 40% of the outstanding Although under the Governance Agreement, the Province has agreed number of voting securities of that class or series after the sale and to engage in the business and aair ff s of Hydro One as an investor and in certain circumstances also requires the Province to take steps to not as a manager and has stated that its intention is to achieve its policy maintain that level of ownership. Accordingly, the Province is expected objectives through legislation and regulation as it would with respect to to continue to maintain a significant ownership interest in voting any other utility operating in Ontario, there is a risk that the Province will securities of Hydro One for an indefinite period. exercise its legislative and regulatory power to achieve policy objectives As a result of its significant ownership of the common shares of Hydro in a manner that has a material adverse eec ff t on the Company. See One, the Province has, and is expected indefinitely to have, the ability to “Risks Relating to Government Action” above. determine or significantly inuence t fl he outcome of shareholder votes, Prohibitions on Selling the Company’s Transmission or subject to the restrictions in the Governance Agreement. Despite the Distribution Business terms of the Governance Agreement in which the Province has agreed The Electricity Act prohibits the Company from selling all or to engage in the business and aair ff s of the Company as an investor substantially all of the business, property or assets related to its and not as a manager, there is a risk that the Province’s engagement transmission system or distribution system that is regulated by the in the business and aair ff s of the Company as an investor will be OEB. There is a risk that these prohibitions may limit the ability of the informed by its policy objectives and may inuence t fl he conduct of the Company to engage in sale transactions involving a substantial portion business and aair ff s of the Company in ways that may not be aligned of either system, even where such a transaction may otherwise be with the interests of other investors. Notwithstanding the Governance considered to provide substantial benefits to the Company and the Agreement, and in light of actions historically taken by the Province, holders of the common shares. there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Future Sales of Common Shares by the Province Hydro One. See “Risks Relating to Government Action” above. Although the Province has indicated that it does not intend to sell The share ownership restrictions in the Electricity Act (Share Ownership further common shares of Hydro One, the registration rights agreement Restrictions) and the Province’s significant ownership of common between Hydro One and the Province dated November 5, 2015 shares of Hydro One together eec ff tively prohibit one or more persons (available on SEDAR at www.sedar.com) grants the Province the right to acting together from acquiring control of Hydro One. They also may request that Hydro One file one or more prospectuses and take other limit or discourage transactions involving other fundamental changes to procedural steps to facilitate secondary oerings b ff y the Province of the Hydro One and the ability of other shareholders to successfully contest common shares of Hydro One. Future sales of common shares of Hydro the election of the directors proposed for election pursuant to the One by the Province, or the perception that such sales could occur, Governance Agreement. The Share Ownership Restrictions may also may materially adversely aec ff t market prices for these common shares discourage trading in, and may limit the market for, the common shares and impede Hydro One’s ability to raise capital through the issuance of and other voting securities. additional common shares, including the number of common shares that Hydro One may be able to sell at a particular time or the total proceeds that may be realized. 44 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis uc fl tuations in Hydro One’s quarterly and annual results and the results Nomination of Directors and Confirmation of CEO and Chair of public companies similar to Hydro One; Hydro One’s businesses, Although director nominees (other than the CEO) are required to be operations, results and prospects; Hydro One’s reputation and its independent of both the Company and the Province pursuant to the relationship with the Province; the timing and amount of dividends, if Governance Agreement, there is a risk that the Province will nominate any, declared on the Common Shares; future issuances of Common or confirm individuals who satisfy the independence requirements Shares or other securities by Hydro One or Hydro One Inc.; Hydro One’s but who it considers are disposed to support and advance its policy relationship with its regulator; changes in government regulation, objectives and give disproportionate weight to the Province’s interests taxes, legal proceedings or other developments; shortfalls in Hydro in exercising their business judgment and balancing the interests of the One’s operating results from levels forecasted by securities analysts; stakeholders of Hydro One. This, combined with the fact certain maer tt s investor sentiment toward energy companies in general; maintenance require a two-thirds vote of the Board, could allow the Province to of acceptable credit ratings or credit quality; the impact of COVID-19 unduly inuence cert fl ain Board actions such as confirmation of the Chair on Hydro One and the Province; and the general state of the securities and confirmation of the CEO. markets. These and other factors may impair the development or Board Removal Rights sustainability of a liquid market for the Common Shares and the ability Under the Governance Agreement, the Province has the right to of investors to sell Common Shares at an attractive price. withhold from voting in favour of all director nominees and has the right Risks Relating to the Company’s Relationship with to seek to remove and replace the entire Board, including in each case the Province its own director nominees but excluding the CEO and, at the Province’s discretion, the Chair. In exercising these rights in any particular Ownership and Continued Inuence b fl y the Province and Voting Power; circumstance, the Province is entitled to vote in its sole interest, Share Ownership Restrictions which may not be aligned with the interests of other stakeholders of The Province currently owns approximately 47.3% of the outstanding Hydro One. common shares of Hydro One. The Electricity Act restricts the Province from selling voting securities of Hydro One (including common shares) More Extensive Regulation of any class or series if it would own less than 40% of the outstanding Although under the Governance Agreement, the Province has agreed number of voting securities of that class or series after the sale and to engage in the business and aair ff s of Hydro One as an investor and in certain circumstances also requires the Province to take steps to not as a manager and has stated that its intention is to achieve its policy maintain that level of ownership. Accordingly, the Province is expected objectives through legislation and regulation as it would with respect to to continue to maintain a significant ownership interest in voting any other utility operating in Ontario, there is a risk that the Province will securities of Hydro One for an indefinite period. exercise its legislative and regulatory power to achieve policy objectives As a result of its significant ownership of the common shares of Hydro in a manner that has a material adverse eec ff t on the Company. See One, the Province has, and is expected indefinitely to have, the ability to “Risks Relating to Government Action” above. determine or significantly inuence t fl he outcome of shareholder votes, Prohibitions on Selling the Company’s Transmission or subject to the restrictions in the Governance Agreement. Despite the Distribution Business terms of the Governance Agreement in which the Province has agreed The Electricity Act prohibits the Company from selling all or to engage in the business and aair ff s of the Company as an investor substantially all of the business, property or assets related to its and not as a manager, there is a risk that the Province’s engagement transmission system or distribution system that is regulated by the in the business and aair ff s of the Company as an investor will be OEB. There is a risk that these prohibitions may limit the ability of the informed by its policy objectives and may inuence t fl he conduct of the Company to engage in sale transactions involving a substantial portion business and aair ff s of the Company in ways that may not be aligned of either system, even where such a transaction may otherwise be with the interests of other investors. Notwithstanding the Governance considered to provide substantial benefits to the Company and the Agreement, and in light of actions historically taken by the Province, holders of the common shares. there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Future Sales of Common Shares by the Province Hydro One. See “Risks Relating to Government Action” above. Although the Province has indicated that it does not intend to sell The share ownership restrictions in the Electricity Act (Share Ownership further common shares of Hydro One, the registration rights agreement Restrictions) and the Province’s significant ownership of common between Hydro One and the Province dated November 5, 2015 shares of Hydro One together eec ff tively prohibit one or more persons (available on SEDAR at www.sedar.com) grants the Province the right to acting together from acquiring control of Hydro One. They also may request that Hydro One file one or more prospectuses and take other limit or discourage transactions involving other fundamental changes to procedural steps to facilitate secondary oerings b ff y the Province of the Hydro One and the ability of other shareholders to successfully contest common shares of Hydro One. Future sales of common shares of Hydro the election of the directors proposed for election pursuant to the One by the Province, or the perception that such sales could occur, Governance Agreement. The Share Ownership Restrictions may also may materially adversely aec ff t market prices for these common shares discourage trading in, and may limit the market for, the common shares and impede Hydro One’s ability to raise capital through the issuance of and other voting securities. additional common shares, including the number of common shares that Hydro One may be able to sell at a particular time or the total proceeds that may be realized. 44 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis Limitations on Enforcing the Governance Agreement inclusion of a regulatory asset or liability in future electricity rates, the The Governance Agreement includes commitments by the Province appropriate carrying amount would be reflected in results of operations restricting the exercise of its rights as a holder of voting securities, prospectively from the date the Company’s assessment is made, unless including with respect to the maximum number of directors that the the change meets the requirements for a subsequent event adjustment. Province may nominate and on how the Province will vote with respect Environmental Liabilities to other director nominees. Hydro One’s ability to obtain an eec ff tive Hydro One records a liability for the estimated future expenditures remedy against the Province, if the Province were not to comply with associated with the removal and destruction of polychlorinated biphenyl these commitments, is limited as a result of the Proceedings Against (PCB)-contaminated insulating oils and related electrical equipment, the Crown Act (Ontario). This legislation provides that the remedies and for the assessment and remediation of chemically contaminated of injunction and specific performance are not available against the lands. There are uncertainties in estimating future environmental costs Province, although a court may make an order declaratory of the rights due to potential external events such as changes in legislation or of the parties, which may inuence t fl he Province’s actions. A remedy of regulations and advances in remediation technologies. In determining damages would be available to Hydro One, but damages may not be the amounts to be recorded as environmental liabilities, the Company an eec ff tive remedy, depending on the nature of the Province’s non- estimates the current cost of completing required work and makes compliance with the Governance Agreement. assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors Critical Accounting Estimates and Judgments used in estimating the Company’s environmental liabilities represent The preparation of Hydro One Consolidated Financial Statements management’s best estimates of the present value of costs required requires the Company to make key estimates and critical judgments to meet existing legislation or regulations. However, it is reasonably that aec ff t the reported amounts of assets, liabilities, revenues and possible that numbers or volumes of contaminated assets, cost costs, and related disclosures of contingencies. Hydro One bases its estimates to perform work, inflation assumptions and the assumed estimates and judgments on historical experience, current conditions paern o tt f annual cash flows may differ significantly from the Company’s and various other assumptions that are believed to be reasonable under current assumptions. Environmental liabilities are reviewed annually or the circumstances, the results of which form the basis for making more frequently if significant changes in regulations or other relevant judgments about the carrying values of assets and liabilities, as well as factors occur. Estimate changes are accounted for prospectively. identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ Employee Future Benefits from these estimates and judgments. Hydro One has identified the Hydro One’s employee future benefits consist of pension and post- following critical accounting estimates used in the preparation of its retirement and post-employment plans, and include pension, group life Consolidated Financial Statements: insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits Revenues costs are included in Hydro One’s labour costs that are either charged Distribution revenues attributable to the delivery of electricity are based to results of operations or capitalized as part of the cost of property, on OEB-approved distribution rates and are recognized on an accrual plant and equipment and intangible assets. Changes in assumptions basis and include billed and unbilled revenues. Billed revenues are based aec ff t the benefit obligation of the employee future benefits and the on electricity delivered as measured from customer meters. At the amounts that will be charged to results of operations or capitalized in end of each month, electricity delivered to customers since the date future years. The following significant assumptions and estimates are of the last billed meter reading is estimated, and the corresponding used to determine employee future benefit costs and obligations: unbilled revenue is recorded. The unbilled revenue estimate is aec ff ted by energy consumption, weather, and changes in the composition of Weighted Average Discount Rate customer classes. The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring Regulatory Assets and Liabilities to the most recently available market interest rates based on “AA”- Hydro One’s regulatory assets represent certain amounts receivable rated corporate bond yields reflecting the duration of the applicable from future electricity customers and costs that have been deferred for employee future benefit plan. The discount rate at December 31, 2020 accounting purposes because it is probable that they will be recovered decreased to 2.60% (from 3.10% at December 31, 2019) for pension in future rates. The regulatory assets mainly include amounts related benefits and decreased to 2.60% (from 3.10% at December 31, 2019) to the deferred income taxes, pension benefit liability, post-retirement for the post-retirement and post-employment plans. The decrease and post-employment benefits, post-retirement and post-employment in the discount rate has resulted in a corresponding increase in non-service costs, share-based compensation costs, foregone revenue, employee future benefits liabilities for the pension, post-retirement and environmental liabilities. The Company’s regulatory liabilities and post-employment plans for accounting purposes. The liabilities represent certain amounts that are refundable to future electricity are determined by independent actuaries using the projected benefit customers. They pertain primarily to deferral and variance accounts. The method prorated on service and based on assumptions that reflect regulatory assets and liabilities can be recognized for rate-setting and management’s best estimates. financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the Hydro One Limited Annual Report 2020 45Management’s Discussion and Analysis Limitations on Enforcing the Governance Agreement inclusion of a regulatory asset or liability in future electricity rates, the The Governance Agreement includes commitments by the Province appropriate carrying amount would be reflected in results of operations restricting the exercise of its rights as a holder of voting securities, prospectively from the date the Company’s assessment is made, unless including with respect to the maximum number of directors that the the change meets the requirements for a subsequent event adjustment. Province may nominate and on how the Province will vote with respect Environmental Liabilities to other director nominees. Hydro One’s ability to obtain an eec ff tive Hydro One records a liability for the estimated future expenditures remedy against the Province, if the Province were not to comply with associated with the removal and destruction of polychlorinated biphenyl these commitments, is limited as a result of the Proceedings Against (PCB)-contaminated insulating oils and related electrical equipment, the Crown Act (Ontario). This legislation provides that the remedies and for the assessment and remediation of chemically contaminated of injunction and specific performance are not available against the lands. There are uncertainties in estimating future environmental costs Province, although a court may make an order declaratory of the rights due to potential external events such as changes in legislation or of the parties, which may inuence t fl he Province’s actions. A remedy of regulations and advances in remediation technologies. In determining damages would be available to Hydro One, but damages may not be the amounts to be recorded as environmental liabilities, the Company an eec ff tive remedy, depending on the nature of the Province’s non- estimates the current cost of completing required work and makes compliance with the Governance Agreement. assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors Critical Accounting Estimates and Judgments used in estimating the Company’s environmental liabilities represent The preparation of Hydro One Consolidated Financial Statements management’s best estimates of the present value of costs required requires the Company to make key estimates and critical judgments to meet existing legislation or regulations. However, it is reasonably that aec ff t the reported amounts of assets, liabilities, revenues and possible that numbers or volumes of contaminated assets, cost costs, and related disclosures of contingencies. Hydro One bases its estimates to perform work, inflation assumptions and the assumed estimates and judgments on historical experience, current conditions paern o tt f annual cash flows may differ significantly from the Company’s and various other assumptions that are believed to be reasonable under current assumptions. Environmental liabilities are reviewed annually or the circumstances, the results of which form the basis for making more frequently if significant changes in regulations or other relevant judgments about the carrying values of assets and liabilities, as well as factors occur. Estimate changes are accounted for prospectively. identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ Employee Future Benefits from these estimates and judgments. Hydro One has identified the Hydro One’s employee future benefits consist of pension and post- following critical accounting estimates used in the preparation of its retirement and post-employment plans, and include pension, group life Consolidated Financial Statements: insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits Revenues costs are included in Hydro One’s labour costs that are either charged Distribution revenues attributable to the delivery of electricity are based to results of operations or capitalized as part of the cost of property, on OEB-approved distribution rates and are recognized on an accrual plant and equipment and intangible assets. Changes in assumptions basis and include billed and unbilled revenues. Billed revenues are based aec ff t the benefit obligation of the employee future benefits and the on electricity delivered as measured from customer meters. At the amounts that will be charged to results of operations or capitalized in end of each month, electricity delivered to customers since the date future years. The following significant assumptions and estimates are of the last billed meter reading is estimated, and the corresponding used to determine employee future benefit costs and obligations: unbilled revenue is recorded. The unbilled revenue estimate is aec ff ted by energy consumption, weather, and changes in the composition of Weighted Average Discount Rate customer classes. The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring Regulatory Assets and Liabilities to the most recently available market interest rates based on “AA”- Hydro One’s regulatory assets represent certain amounts receivable rated corporate bond yields reflecting the duration of the applicable from future electricity customers and costs that have been deferred for employee future benefit plan. The discount rate at December 31, 2020 accounting purposes because it is probable that they will be recovered decreased to 2.60% (from 3.10% at December 31, 2019) for pension in future rates. The regulatory assets mainly include amounts related benefits and decreased to 2.60% (from 3.10% at December 31, 2019) to the deferred income taxes, pension benefit liability, post-retirement for the post-retirement and post-employment plans. The decrease and post-employment benefits, post-retirement and post-employment in the discount rate has resulted in a corresponding increase in non-service costs, share-based compensation costs, foregone revenue, employee future benefits liabilities for the pension, post-retirement and environmental liabilities. The Company’s regulatory liabilities and post-employment plans for accounting purposes. The liabilities represent certain amounts that are refundable to future electricity are determined by independent actuaries using the projected benefit customers. They pertain primarily to deferral and variance accounts. The method prorated on service and based on assumptions that reflect regulatory assets and liabilities can be recognized for rate-setting and management’s best estimates. financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the Hydro One Limited Annual Report 2020 45

Management’s Discussion and Analysis Expected Rate of Return on Plan Assets Mortality Assumptions The expected rate of return on pension plan assets of 5.75% is based The Company’s employee future benefits liability is also impacted by on expectations of long-term rates of return at the beginning of the changes in life expectancies used in mortality assumptions. Increases in year and reflects the current pension plan asset mix. A new investment life expectancies of plan members result in increases in the employee policy was adopted by Hydro One eec ff tive May 14, 2018 and is being future benefits liability. The mortality assumption used at December 31, implemented over several years. Notably this includes the move to real 2020 is 95% of 2014 Canadian Pensioners Mortality Private Sector table estate and infrastructure and the removal of specific regional equity projected generationally using improvement Scale B. and fixed income mandates. Hydro One’s current expectation is that the Rate of Increase in Health Care Cost Trends new policy asset mix will not be fully implemented until 2021-2022. The The costs of post-retirement and post-employment benefits are expected rate of return for the December 31, 2020 disclosures and the determined at the beginning of the year and are based on assumptions 2021 registered pension plan expense is based on the plan’s ultimate for expected claims experience and future health care cost inflation. target asset mix. For the post-retirement benefit plans, a trend study of historical Rates of return on the respective portfolios are determined with Hydro One experience was conducted in 2017. The health and dental reference to respective published market indices. The expected rate trends reflect this study as well as slightly lower expected increases in of return on pension plan assets reflects the Company’s long-term long-term inflation. expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the Disclosure Controls and Procedures and Internal higher volatility of equity investment returns is intended to be os ff et by Control Over Financial Reporting the greater stability of fixed-income and short-term investment returns. Disclosure controls and procedures are the processes designed to The net result, on a long-term basis, is a lower return than might be ensure that information is recorded, processed, summarized and expected by investing in equities alone. In the short term, the pension reported on a timely basis to the Company’s management, including plan can experience fluctuations in actual rates of return. its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and financial statements. At the Rate of Cost of Living Increase direction of the Company’s CEO and CFO, management evaluated The rate of cost of living increase is determined by considering disclosure controls and procedures as of the end of the period covered differences between long-term Government of Canada nominal by this report. Based on that evaluation, management concluded that bonds and real return bonds, which increased from 1.30% per annum the Company’s disclosure controls and procedures were eec ff tive as at as at December 31, 2019 to approximately 1.40% per annum as at December 31, 2020. December 31, 2020. Based on the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, in addition to Internal control over financial reporting is designed by, or under current and anticipated trends, management believes that a long-term the direction of the CEO and CFO to provide reasonable assurance assumption of 1.75% per annum is reasonable for employee future regarding the reliability of financial reporting and the preparation benefits liability valuation purposes as at December 31, 2020 (2.00% per of financial statements for external purposes in accordance with annum was used for the purpose of December 31, 2019 disclosures and US GAAP. The Company’s internal control over financial reporting 2020 benefit cost). framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly Salary Increase Assumptions reflect the transactions and disposition of the assets of the Company; Salary increases should reflect general wage increases plus an (ii) provide reasonable assurance that transactions are recorded as allowance for merit and promotional increases for current members necessary to permit preparation of financial statements in accordance of the plan and should be consistent with the assumptions for with US GAAP, and that receipts and expenditures of the Company consumer price inflation and real wage growth in the economy. The are being made only in accordance with authorization of management merit and promotion scale was developed based on the salary increase and directors of the Company; and (iii) provide reasonable assurance assumption review performed in 2017. The review considers actual regarding prevention or timely detection of unauthorized acquisition, salary experience from 2002 to 2016 using valuation data for all active use or disposition of the Company’s assets that could have a material members as at December 31, 2016, based on age and service and Hydro eec ff t on the Company’s consolidated financial statements. One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period as The Company’s management, at the direction of the CEO and CFO, well as slightly lower expected increases in the short-term. evaluated the eec ff tiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based 46 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis Expected Rate of Return on Plan Assets Mortality Assumptions The expected rate of return on pension plan assets of 5.75% is based The Company’s employee future benefits liability is also impacted by on expectations of long-term rates of return at the beginning of the changes in life expectancies used in mortality assumptions. Increases in year and reflects the current pension plan asset mix. A new investment life expectancies of plan members result in increases in the employee policy was adopted by Hydro One eec ff tive May 14, 2018 and is being future benefits liability. The mortality assumption used at December 31, implemented over several years. Notably this includes the move to real 2020 is 95% of 2014 Canadian Pensioners Mortality Private Sector table estate and infrastructure and the removal of specific regional equity projected generationally using improvement Scale B. and fixed income mandates. Hydro One’s current expectation is that the Rate of Increase in Health Care Cost Trends new policy asset mix will not be fully implemented until 2021-2022. The The costs of post-retirement and post-employment benefits are expected rate of return for the December 31, 2020 disclosures and the determined at the beginning of the year and are based on assumptions 2021 registered pension plan expense is based on the plan’s ultimate for expected claims experience and future health care cost inflation. target asset mix. For the post-retirement benefit plans, a trend study of historical Rates of return on the respective portfolios are determined with Hydro One experience was conducted in 2017. The health and dental reference to respective published market indices. The expected rate trends reflect this study as well as slightly lower expected increases in of return on pension plan assets reflects the Company’s long-term long-term inflation. expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the Disclosure Controls and Procedures and Internal higher volatility of equity investment returns is intended to be os ff et by Control Over Financial Reporting the greater stability of fixed-income and short-term investment returns. Disclosure controls and procedures are the processes designed to The net result, on a long-term basis, is a lower return than might be ensure that information is recorded, processed, summarized and expected by investing in equities alone. In the short term, the pension reported on a timely basis to the Company’s management, including plan can experience fluctuations in actual rates of return. its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and financial statements. At the Rate of Cost of Living Increase direction of the Company’s CEO and CFO, management evaluated The rate of cost of living increase is determined by considering disclosure controls and procedures as of the end of the period covered differences between long-term Government of Canada nominal by this report. Based on that evaluation, management concluded that bonds and real return bonds, which increased from 1.30% per annum the Company’s disclosure controls and procedures were eec ff tive as at as at December 31, 2019 to approximately 1.40% per annum as at December 31, 2020. December 31, 2020. Based on the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, in addition to Internal control over financial reporting is designed by, or under current and anticipated trends, management believes that a long-term the direction of the CEO and CFO to provide reasonable assurance assumption of 1.75% per annum is reasonable for employee future regarding the reliability of financial reporting and the preparation benefits liability valuation purposes as at December 31, 2020 (2.00% per of financial statements for external purposes in accordance with annum was used for the purpose of December 31, 2019 disclosures and US GAAP. The Company’s internal control over financial reporting 2020 benefit cost). framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly Salary Increase Assumptions reflect the transactions and disposition of the assets of the Company; Salary increases should reflect general wage increases plus an (ii) provide reasonable assurance that transactions are recorded as allowance for merit and promotional increases for current members necessary to permit preparation of financial statements in accordance of the plan and should be consistent with the assumptions for with US GAAP, and that receipts and expenditures of the Company consumer price inflation and real wage growth in the economy. The are being made only in accordance with authorization of management merit and promotion scale was developed based on the salary increase and directors of the Company; and (iii) provide reasonable assurance assumption review performed in 2017. The review considers actual regarding prevention or timely detection of unauthorized acquisition, salary experience from 2002 to 2016 using valuation data for all active use or disposition of the Company’s assets that could have a material members as at December 31, 2016, based on age and service and Hydro eec ff t on the Company’s consolidated financial statements. One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period as The Company’s management, at the direction of the CEO and CFO, well as slightly lower expected increases in the short-term. evaluated the eec ff tiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based 46 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

on that evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2020.

Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.

There were no changes in the design of the Company's internal control over financial reporting during the three months ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the operation of the Company's internal control over financial reporting.

Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

New Accounting Pronouncements

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:

Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the previous two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019	This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are applicable in the adoption of ASC 842.	January 1, 2020	No impact upon adoption

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2018-14	August 2018	Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019	The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.	January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020	The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.	January 1, 2021	No impact upon adoption
ASU 2020-06	August 2020	The update addresses the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	Under assessment
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption

Hydro One Limited Annual Report 2020 **47**

Management's Discussion and Analysis

Summary of Fourth Quarter Results of Operations

Three months ended December 31 (millions of dollars, except EPS)	2020	2019	Change
Revenues			
Distribution	**1,457**	1,298	12.2%
Transmission	**398**	407	(2.2%)
Other	**12**	10	20.0%
	1,867	1,715	8.9%
Costs			
Purchased power	**1,046**	914	14.4%
OM&A			
Distribution	**185**	162	14.2%
Transmission	**73**	59	23.7%
Other	**15**	18	(16.7%)
	273	239	14.2%
Depreciation, amortization and asset removal costs	**239**	226	5.8%
	1,558	1,379	13.0%
Income before financing charges and income tax expense	**309**	**336**	**(8.0%)**
Financing charges	**119**	116	2.6%
Income before income tax expense	**190**	**220**	**(13.6%)**
Income tax expense	**27**	2	1,250.0%
Net income	**163**	**218**	**(25.2%)**
Net income to common shareholders of Hydro One	**161**	**211**	**(23.7%)**
Adjusted net income to common shareholders of Hydro One[1]	**161**	**211**	**(23.7%)**
Basic EPS	**$ 0.27**	$ 0.35	(22.9%)
Diluted EPS	**$ 0.27**	$ 0.35	(22.9%)
Basic Adjusted EPS[1]	**$ 0.27**	$ 0.35	(22.9%)
Diluted Adjusted EPS[1]	**$ 0.27**	$ 0.35	(22.9%)
Assets Placed In-Service			
Distribution	**308**	271	13.7%
Transmission	**565**	573	(1.4%)
Other	**5**	5	0.0%
	878	**849**	**3.4%**
Capital Investments			
Distribution	**210**	249	(15.7%)
Transmission	**361**	311	16.1%
Other	**6**	2	200.0%
	577	**562**	**2.7%**

1 See section "Non-GAAP Measures" for description and reconciliation of adjusted net income, and basic and diluted Adjusted EPS.

Net Income

Net income attributable to common shareholders for the quarter ended December 31, 2020 of $161 million is a decrease of $50 million or 23.7% from the prior year. Significant influences on net income included:

- higher revenues, net of purchased power, primarily resulting from:
  - an increase in distribution revenues, net of purchased power, mainly due to the OEB's decision on 2020 rates, as well as revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; partially offset by
  - a decrease in transmission revenues primarily due to lower peak demand, partially offset by the OEB's decision on 2020 rates.
- higher OM&A costs primarily resulting from:
  - COVID-19 related expenses, as discussed below,
  - lower insurance proceeds received in 2020; and
  - additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral;
- higher depreciation, amortization and asset removal costs in 2020 mainly due to the growth in capital assets and timing of asset removal costs.
- higher income tax expense primarily attributable to the following:
  - lower net tax deductions primarily related to tax depreciation in excess of depreciation, as well as additional tax on recovery

48 Hydro One Limited Annual Report 2020

Management's Discussion and Analysis

of certain OPEB costs through OM&A that were previously capitalized; and

- lower incremental tax deductions from deferred tax asset sharing mainly due to the 2018 foregone distribution revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by
- lower income before taxes.

Included in the Company's results for the quarter ended December 31, 2020 are costs incurred as a result of the COVID-19 pandemic. Total COVID-19 related costs in the quarter of $18 million consist primarily of the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and direct expenses.

For additional disclosure related to the impact of COVID-19 on the Company's operations please see section "Other Developments – COVID-19".

EPS and Adjusted EPS

EPS and adjusted EPS was $0.27 in the fourth quarter of 2020, compared to EPS and adjusted EPS of $0.35 in the fourth quarter of 2019. The decrease in EPS and adjusted EPS was driven by lower earnings for the fourth quarter of 2020, as discussed above. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.

Revenues

The year-over-year decrease of $9 million or 2.2% in quarterly transmission revenues was primarily due to the following:

- lower peak demand driven by unfavourable weather in the fourth quarter of 2020, partially offset by
- the OEB's decision on 2020 rates, including the recovery of certain OPEB costs through OM&A that were previously capitalized and recovered in rates, therefore net income neutral, and a deferred regulatory adjustment related to asset removal costs in 2020.

The year-over-year increase of $27 million or 7.0% in quarterly distribution revenues, net of purchased power, was primarily due to the following:

- the OEB's decision on 2020 rates,
- higher revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020, and
- a lower deferred regulatory adjustment related to the Earnings Sharing Mechanism in 2020.

See section "Non-GAAP Measures" for description and reconciliation of revenues, net of purchased power.

OM&A Costs

The year-over-year increase of $14 million or 23.7% in quarterly transmission OM&A costs was primarily due to the following:

- lower insurance proceeds received in 2020,
- additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral, and
- costs related to COVID-19.

The year-over-year increase of $23 million or 14.2% in quarterly distribution OM&A costs was primarily due to the following:

- costs related to COVID-19, consisting primarily of the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and direct expenses, as well as
- higher corporate support costs.

Depreciation, Amortization and Asset Removal Costs

The increase of $13 million or 5.8% in depreciation, amortization and asset removal costs in the fourth quarter of 2020 was mainly due to the growth in capital assets and timing of asset removal costs.

Financing Charges

The $3 million or 2.6% year-over-year increase in financing charges for the quarter ended December 31, 2020 was primarily attributable to:

- higher interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the last quarter of 2020; partially offset by
- lower interest expense on short-term notes due to lower interest rate in the current year.

Income Taxes

Income tax expense for the fourth quarter of 2020 increased by $25 million compared to the same period in 2019. This resulted in a realized ETR of approximately 14.2% in the fourth quarter of 2020, compared to approximately 0.9% in the fourth quarter of the prior year.

The increase in income tax expense for the three months ended December 31, 2020 was primarily attributable to:

- lower net tax deductions primarily related to tax depreciation in excess of depreciation, as well as additional tax on recovery of certain OPEB costs through OM&A that were previously capitalized; and
- lower incremental tax deductions from deferred tax asset sharing mainly due to the 2018 foregone distribution revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by
- lower income before taxes.

Assets Placed In-Service

The decrease in transmission assets placed in-service during the fourth quarter was primarily due to the following:

- substantial investment placed in-service for the new Leamington transmission station in 2019;
- lower volume of demand work due to equipment failures; and
- lower volume of assets placed in-service for IT projects; partially offset by
- timing of assets placed in-service for station sustainment investments; and
- higher volume of overhead lines and component replacements in 2020.

The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:

- completion of Customer Contact Centre Technology Modernization project;

Hydro One Limited Annual Report 2020 49

Management's Discussion and Analysis

- completion of Woodstock Operation Centre; and
- higher volume of storm related asset replacements; partially offset by
- lower volume of distribution station refurbishments and equipment replacements; and
- timing of assets placed in-service for system capability reinforcement projects.

Capital Investments

The increase in transmission capital investments during the fourth quarter was primarily due to the following:

- higher investments in multi-year development projects, including investments in the new Lakeshore switching station;
- higher volume of station refurbishments and replacements;
- investment in the new Ontario grid control centre in the City of Orillia; and
- higher volume of work required to adhere to the NERC Critical Infrastructure Protection standards; partially offset by
- lower volume of transportation and work equipment investments.

The decrease in distribution capital investments during the fourth quarter was primarily due to the following:

- lower investments in system capability reinforcement projects;
- lower spend on work for customer connections;
- lower volume of transportation and work equipment investments; partially offset by
- investment in the new Ontario grid control centre in the City of Orillia; and
- investment in the new Woodstock Operation Centre.

Hydro One Holdings Limited – Consolidating Summary Financial Information

Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated December 17, 2020. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 – *Continuous Disclosure Obligations* providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at and for the years ended December 31, 2020 and December 31, 2019 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Year ended December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2020	2019	**2020**	2019	**2020**	2019	**2020**	2019	**2020**	2019
Revenue	**9**	17	**–**	–	**7,694**	6,775	**(413)**	(312)	**7,290**	6,480
Net Income (Loss) Attributable to Common Shareholders	**(7)**	(133)	**–**	(19)	**2,127**	1,188	**(350)**	(258)	**1,770**	778

Year ended December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2020	2019	**2020**	2019	**2020**	2019	**2020**	2019	**2020**	2019
Current Assets	**97**	84	**–**	–	**3,446**	2,440	**(1,554)**	(1,256)	**1,989**	1,268
Non-Current Assets	**3,426**	3,979	**–**	–	**44,408**	41,188	**(19,529)**	(19,374)	**28,305**	25,793
Current Liabilities	**454**	408	**–**	–	**4,066**	3,925	**(1,541)**	(1,246)	**2,979**	3,087
Non-Current Liabilities	**423**	–	**–**	–	**28,810**	25,201	**(12,546)**	(11,096)	**16,687**	14,105

50 Hydro One Limited Annual Report 2020

Management’s Discussion and Analysis legislative and operating framework for Ontario’s electricity market or Forward-looking Statements and Information for Hydro One specifically; favourable decisions from the OEB and other The Company’s oral and written public communications, including regulatory bodies concerning outstanding and future rate and other this document, often contain forward-looking statements that are applications; no unexpected delays in obtaining the required approvals; based on current expectations, estimates, forecasts and projections no unforeseen changes in rate orders or rate setting methodologies about the Company’s business, the industry, regulatory and for the Company’s distribution and transmission businesses; continued economic environments in which it operates, and includes beliefs use of US GAAP; a stable regulatory environment; no unfavourable and assumptions made by the management of the Company. Such changes in environmental regulation; no significant changes to the statements include, but are not limited to, statements regarding: the Company’s current credit ratings; no unforeseen impacts of new Company’s transmission and distribution rate applications, including accounting pronouncements; no changes to expectations regarding resulting decisions, rates, recovery and expected impacts and timing; electricity consumption; no unforeseen changes to economic and expectations about the Company’s liquidity and capital resources market conditions; recoverability of costs and expenses related to the and operational requirements, including as a result of COVID-19; the COVID-19 pandemic, including the costs of customer defaults resulting Operating Credit Facilities; expectations regarding the Company’s from the pandemic; completion of operating and capital projects financing activities; the Company’s maturing debt; the Company’s that have been deferred; and no significant event occurring outside derivative instruments; the Company’s ongoing and planned projects, the ordinary course of business. These assumptions are based on initiatives and expected capital investments, including expected information currently available to the Company, including information results, costs and in-service and completion dates; the potential obtained from third-party sources. Actual results may differ materially impact of delays on the Company’s transmission in-service additions; from those predicted by such forward-looking statements. While Hydro the potential impact of COVID-19 on the Company’s business and One does not know what impact any of these differences may have, operations, including its impact on peak demand and electricity the Company’s business, results of operations, financial condition and consumption, capital programs, supply chains, costs, allowance for credit stability may be materially adversely aec ff ted. Factors that could doubtful accounts, foregone revenues, deferral accounts and the cause actual results or outcomes to differ materially from the results likelihood of recovery of certain costs in future rates; the Company’s expressed or implied by forward-looking statements include, among priorities in its response to COVID-19; contractual obligations and other other things: commercial commitments; expected impacts relating to the deferred ● tax asset and the OEB’s treatment thereof, including expected timing a significant expansion in length or severity of the COVID-19 for the OEB’s final decision in respect thereof and the Company’s pandemic restricting or prohibiting the Company’s operations or recognition of deferred tax regulatory assets, deferred tax liabilities significantly impacting the Company’s supply chain or workforce; and net income results; expectations relating to the recoverability of ● severity of mitigation measures related to the COVID-19 pandemic; incremental costs and lost revenues from ratepayers in connection ● delays in completion of and increases in costs of operating and with the COVID-19 pandemic; expectations regarding the Company’s capital projects; ETR over the next five years; the impact of the Ontario Budget and ● regulatory risks and risks relating to Hydro One’s revenues, including the Ontario Electricity Rebate on customers; Bill 222 and its expected risks relating to rate orders and the rate-setting models for impacts; the number of Hydro One common shares issuable in transmission and distribution, actual performance against forecasts connection with outstanding awards under the share grant plans and capital expenditures, competition with other transmitters and and the LTIP; collective agreements and expectations regarding the other applications to the OEB, the regulatory treatment of the ability to negotiate renewal collective agreements consistent with rate deferred tax asset, the recoverability of total compensation costs or orders; the pension plan, future pension contributions, valuations and denials of applications; expected impacts; dividends; non-GAAP measures; risks relating to infectious disease outbreak, such as COVID-19; internal controls over ● risks associated with the Province’s share ownership of Hydro financial reporting and disclosure; the MTN Program; the Universal Base One and other relationships with the Province, including potential Shelf Prospectus; the US Debt Shelf Prospectus; and the Company’s conflicts of interest that may arise between Hydro One, the Province acquisitions and mergers. Words such as “expect”, “anticipate”, “intend”, and related parties, risks associated with the Province’s exercise of “aemp tt t”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, further legislative and regulatory powers in the implementation of “goal”, “aim”, “target”, and variations of such words and similar the Hydro One Accountability Act, risks relating to the ability of the expressions are intended to identify such forward-looking statements. Company to attract and retain qualified executive talent or the risk These statements are not guarantees of future performance and involve of a credit rating downgrade for the Company and its impact on the assumptions and risks and uncertainties that are difficult to predict. Company’s funding and liquidity; Therefore, actual outcomes and results may differ materially from what ● risks relating to the location of the Company’s assets on Reserve is expressed, implied or forecasted in such forward-looking statements. lands and the risk that Hydro One may incur significant costs Hydro One does not intend, and it disclaims any obligation, to update associated with transferring assets located on Reserves; any forward-looking statements, except as required by law. ● the risk that the Company may be unable to comply with regulatory These forward-looking statements are based on a variety of factors and and legislative requirements or that the Company may incur additional assumptions including, but not limited to, the following: the scope of costs for compliance that are not recoverable through rates; the COVID-19 pandemic and duration thereof as well as the eec ff t and ● the risk of exposure of the Company’s facilities to the eec ff ts of severity of corporate and other mitigation measures on the Company’s severe weather conditions, natural disasters, man-made events or operations, supply chain or employees; no unforeseen changes in the Hydro One Limited Annual Report 2020 51Management’s Discussion and Analysis legislative and operating framework for Ontario’s electricity market or Forward-looking Statements and Information for Hydro One specifically; favourable decisions from the OEB and other The Company’s oral and written public communications, including regulatory bodies concerning outstanding and future rate and other this document, often contain forward-looking statements that are applications; no unexpected delays in obtaining the required approvals; based on current expectations, estimates, forecasts and projections no unforeseen changes in rate orders or rate setting methodologies about the Company’s business, the industry, regulatory and for the Company’s distribution and transmission businesses; continued economic environments in which it operates, and includes beliefs use of US GAAP; a stable regulatory environment; no unfavourable and assumptions made by the management of the Company. Such changes in environmental regulation; no significant changes to the statements include, but are not limited to, statements regarding: the Company’s current credit ratings; no unforeseen impacts of new Company’s transmission and distribution rate applications, including accounting pronouncements; no changes to expectations regarding resulting decisions, rates, recovery and expected impacts and timing; electricity consumption; no unforeseen changes to economic and expectations about the Company’s liquidity and capital resources market conditions; recoverability of costs and expenses related to the and operational requirements, including as a result of COVID-19; the COVID-19 pandemic, including the costs of customer defaults resulting Operating Credit Facilities; expectations regarding the Company’s from the pandemic; completion of operating and capital projects financing activities; the Company’s maturing debt; the Company’s that have been deferred; and no significant event occurring outside derivative instruments; the Company’s ongoing and planned projects, the ordinary course of business. These assumptions are based on initiatives and expected capital investments, including expected information currently available to the Company, including information results, costs and in-service and completion dates; the potential obtained from third-party sources. Actual results may differ materially impact of delays on the Company’s transmission in-service additions; from those predicted by such forward-looking statements. While Hydro the potential impact of COVID-19 on the Company’s business and One does not know what impact any of these differences may have, operations, including its impact on peak demand and electricity the Company’s business, results of operations, financial condition and consumption, capital programs, supply chains, costs, allowance for credit stability may be materially adversely aec ff ted. Factors that could doubtful accounts, foregone revenues, deferral accounts and the cause actual results or outcomes to differ materially from the results likelihood of recovery of certain costs in future rates; the Company’s expressed or implied by forward-looking statements include, among priorities in its response to COVID-19; contractual obligations and other other things: commercial commitments; expected impacts relating to the deferred ● tax asset and the OEB’s treatment thereof, including expected timing a significant expansion in length or severity of the COVID-19 for the OEB’s final decision in respect thereof and the Company’s pandemic restricting or prohibiting the Company’s operations or recognition of deferred tax regulatory assets, deferred tax liabilities significantly impacting the Company’s supply chain or workforce; and net income results; expectations relating to the recoverability of ● severity of mitigation measures related to the COVID-19 pandemic; incremental costs and lost revenues from ratepayers in connection ● delays in completion of and increases in costs of operating and with the COVID-19 pandemic; expectations regarding the Company’s capital projects; ETR over the next five years; the impact of the Ontario Budget and ● regulatory risks and risks relating to Hydro One’s revenues, including the Ontario Electricity Rebate on customers; Bill 222 and its expected risks relating to rate orders and the rate-setting models for impacts; the number of Hydro One common shares issuable in transmission and distribution, actual performance against forecasts connection with outstanding awards under the share grant plans and capital expenditures, competition with other transmitters and and the LTIP; collective agreements and expectations regarding the other applications to the OEB, the regulatory treatment of the ability to negotiate renewal collective agreements consistent with rate deferred tax asset, the recoverability of total compensation costs or orders; the pension plan, future pension contributions, valuations and denials of applications; expected impacts; dividends; non-GAAP measures; risks relating to infectious disease outbreak, such as COVID-19; internal controls over ● risks associated with the Province’s share ownership of Hydro financial reporting and disclosure; the MTN Program; the Universal Base One and other relationships with the Province, including potential Shelf Prospectus; the US Debt Shelf Prospectus; and the Company’s conflicts of interest that may arise between Hydro One, the Province acquisitions and mergers. Words such as “expect”, “anticipate”, “intend”, and related parties, risks associated with the Province’s exercise of “aemp tt t”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, further legislative and regulatory powers in the implementation of “goal”, “aim”, “target”, and variations of such words and similar the Hydro One Accountability Act, risks relating to the ability of the expressions are intended to identify such forward-looking statements. Company to attract and retain qualified executive talent or the risk These statements are not guarantees of future performance and involve of a credit rating downgrade for the Company and its impact on the assumptions and risks and uncertainties that are difficult to predict. Company’s funding and liquidity; Therefore, actual outcomes and results may differ materially from what ● risks relating to the location of the Company’s assets on Reserve is expressed, implied or forecasted in such forward-looking statements. lands and the risk that Hydro One may incur significant costs Hydro One does not intend, and it disclaims any obligation, to update associated with transferring assets located on Reserves; any forward-looking statements, except as required by law. ● the risk that the Company may be unable to comply with regulatory These forward-looking statements are based on a variety of factors and and legislative requirements or that the Company may incur additional assumptions including, but not limited to, the following: the scope of costs for compliance that are not recoverable through rates; the COVID-19 pandemic and duration thereof as well as the eec ff t and ● the risk of exposure of the Company’s facilities to the eec ff ts of severity of corporate and other mitigation measures on the Company’s severe weather conditions, natural disasters, man-made events or operations, supply chain or employees; no unforeseen changes in the Hydro One Limited Annual Report 2020 51

Management’s Discussion and Analysis other unexpected occurrences for which the Company is uninsured regulatory treatment of pension, other post-employment benefits or for which the Company could be subject to claims for damage; and post-retirement benefits costs; ● ● the risk of non-compliance with environmental regulations and the potential that Hydro One may incur significant expenses inability to recover environmental expenditures in rate applications to replace functions currently outsourced if agreements are and the risk that assumptions that form the basis of the Company’s terminated or expire before a new service provider is selected; recorded environmental liabilities and related regulatory assets ● the impact of the ownership by the Province of lands underlying the may change; Company’s transmission system; ● risks associated with information system security and maintaining ● the risk associated with legal proceedings that could be costly, complex information technology (IT) and operational technology (OT) time-consuming or divert the aen tt tion of management and key system infrastructure, including system failures or risks of cyber- personnel from the Company’s business operations; aack tt s or unauthorized access to corporate IT and OT systems; ● the impact if the Company does not have valid occupational rights ● the risk of labour disputes and inability to negotiate or renew on third-party owned or controlled lands and the risks associated appropriate collective agreements on acceptable terms consistent with occupational rights of the Company that may be subject with the Company’s rate decisions; to expiry; ● risks related to the Company’s workforce demographic and its ● risks relating to adverse reputational events or political actions; potential inability to attract and retain qualified personnel; ● risks relating to acquisitions, including the failure to realize ● the risk that the Company is not able to arrange sufficient cost- anticipated benefits of such transaction at all, or within the time eec ff tive financing to repay maturing debt and to fund capital periods anticipated, and unexpected costs incurred in relation expenditures; thereto; ● risks associated with fluctuations in interest rates and failure to ● the inability to prepare financial statements using US GAAP; and manage exposure to credit and financial instrument risk; ● the risk related to the impact of any new accounting ● risks associated with economic uncertainty and financial pronouncements. market volatility; Hydro One cautions the reader that the above list of factors is not ● the risk that the Company may not be able to execute plans for exhaustive. Some of these and other factors are discussed in more capital projects necessary to maintain the performance of the detail in the section entitled “Risk Management and Risk Factors” in Company’s assets or to carry out projects in a timely manner or this MD&A. the risk of increased competition for the development of large In addition, Hydro One cautions the reader that information provided transmission projects or legislative changes aec ff ting the selection in this MD&A regarding the Company’s outlook on certain maer tt s, of transmitters; including potential future investments, is provided in order to give ● risks associated with asset condition, capital projects and context to the nature of some of the Company’s future plans and may innovation, including public opposition to or delays or denials of not be appropriate for other purposes. the requisite approvals and accommodations for the Company’s planned projects; Additional information about Hydro One, including the Company’s ● Annual Information Form, is available on SEDAR at www.sedar.com, the risk of failure to mitigate significant health and safety risks; the US Securities and Exchange Commission’s EDGAR website at ● the risk of not being able to recover the Company’s pension www.sec.gov/edgar.shtml, and the Company’s website at expenditures in future rates and uncertainty regarding the future www.HydroOne.com/Investors. 52 Hydro One Limited Annual Report 2020Management’s Discussion and Analysis other unexpected occurrences for which the Company is uninsured regulatory treatment of pension, other post-employment benefits or for which the Company could be subject to claims for damage; and post-retirement benefits costs; ● ● the risk of non-compliance with environmental regulations and the potential that Hydro One may incur significant expenses inability to recover environmental expenditures in rate applications to replace functions currently outsourced if agreements are and the risk that assumptions that form the basis of the Company’s terminated or expire before a new service provider is selected; recorded environmental liabilities and related regulatory assets ● the impact of the ownership by the Province of lands underlying the may change; Company’s transmission system; ● risks associated with information system security and maintaining ● the risk associated with legal proceedings that could be costly, complex information technology (IT) and operational technology (OT) time-consuming or divert the aen tt tion of management and key system infrastructure, including system failures or risks of cyber- personnel from the Company’s business operations; aack tt s or unauthorized access to corporate IT and OT systems; ● the impact if the Company does not have valid occupational rights ● the risk of labour disputes and inability to negotiate or renew on third-party owned or controlled lands and the risks associated appropriate collective agreements on acceptable terms consistent with occupational rights of the Company that may be subject with the Company’s rate decisions; to expiry; ● risks related to the Company’s workforce demographic and its ● risks relating to adverse reputational events or political actions; potential inability to attract and retain qualified personnel; ● risks relating to acquisitions, including the failure to realize ● the risk that the Company is not able to arrange sufficient cost- anticipated benefits of such transaction at all, or within the time eec ff tive financing to repay maturing debt and to fund capital periods anticipated, and unexpected costs incurred in relation expenditures; thereto; ● risks associated with fluctuations in interest rates and failure to ● the inability to prepare financial statements using US GAAP; and manage exposure to credit and financial instrument risk; ● the risk related to the impact of any new accounting ● risks associated with economic uncertainty and financial pronouncements. market volatility; Hydro One cautions the reader that the above list of factors is not ● the risk that the Company may not be able to execute plans for exhaustive. Some of these and other factors are discussed in more capital projects necessary to maintain the performance of the detail in the section entitled “Risk Management and Risk Factors” in Company’s assets or to carry out projects in a timely manner or this MD&A. the risk of increased competition for the development of large In addition, Hydro One cautions the reader that information provided transmission projects or legislative changes aec ff ting the selection in this MD&A regarding the Company’s outlook on certain maer tt s, of transmitters; including potential future investments, is provided in order to give ● risks associated with asset condition, capital projects and context to the nature of some of the Company’s future plans and may innovation, including public opposition to or delays or denials of not be appropriate for other purposes. the requisite approvals and accommodations for the Company’s planned projects; Additional information about Hydro One, including the Company’s ● Annual Information Form, is available on SEDAR at www.sedar.com, the risk of failure to mitigate significant health and safety risks; the US Securities and Exchange Commission’s EDGAR website at ● the risk of not being able to recover the Company’s pension www.sec.gov/edgar.shtml, and the Company’s website at expenditures in future rates and uncertainty regarding the future www.HydroOne.com/Investors. 52 Hydro One Limited Annual Report 2020

Management's Report

The Consolidated Financial Statements, Management's Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Limited (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.

The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management's judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2020. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors.

The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors' responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors' Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control over reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.

On behalf of Hydro One's management:

Mark Poweska
President and Chief Executive Officer

Christopher Lopez
Chief Financial Officer

Hydro One Limited Annual Report 2020 **53**

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Hydro One Limited Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the Opinion on the Consolidated Financial Statements recognition of revenue and costs in time periods that are different We have audited the accompanying consolidated balance sheets of than non-rate-regulated enterprises. When this occurs, the Company Hydro One Limited (the Company) as of December 31, 2020 and 2019, records incurred and accrued costs that it has assessed are probable the related consolidated statements of operations and comprehensive of recovery in future electricity rates as regulatory assets. Obligations income, changes in equity, and cash flows for each of the years in the imposed or probable to be imposed by the regulator to refund two-year period ended December 31, 2020, and the related notes previously collected revenue or to spend revenue collected from (collectively, the consolidated financial statements). In our opinion, the customers on future costs are recorded as regulatory liabilities. Under consolidated financial statements present fairly, in all material respects, ASC 980, the carrying amounts of property, plant and equipment are the financial position of the Company as of December 31, 2020 and impacted by the regulator’s actions to the extent that incurred costs 2019, and the results of its operations and its cash flows for each of the are allowed or disallowed to be recovered for rate-making purposes. years in the two-year period ended December 31, 2020, in conformity As disclosed in Note 13 to the consolidated financial statements, with U.S. generally accepted accounting principles. as of December 31, 2020, the Company’s regulatory assets were $4,676 million and regulatory liabilities were $297 million. Basis for Opinion We identified the evaluation of regulatory assets and liabilities and These consolidated financial statements are the responsibility of the the impact of rate regulation as a critical audit maer tt . Accounting Company’s management. Our responsibility is to express an opinion on for regulated operations under ASC 980 aec ff ts multiple financial these consolidated financial statements based on our audits. We are a statement accounts and disclosures in the Company’s consolidated public accounting firm registered with the Public Company Accounting financial statements. Assessing the accounting for regulated operations Oversight Board (United States) (PCAOB) and are required to be requires industry knowledge and significant auditor judgment due independent with respect to the Company in accordance with the U.S. to interpretations of regulatory decisions and judgments involved in federal securities laws and the applicable rules and regulations of the evaluating the Company’s assessment of the probability associated with Securities and Exchange Commission and the PCAOB. recovery of regulatory assets and property, plant and equipment, and We conducted our audits in accordance with the standards of the imposition of regulatory liabilities. PCAOB. Those standards require that we plan and perform the audits to The following are the primary procedures we performed to address this obtain reasonable assurance about whether the consolidated financial critical audit maer tt . We evaluated the design and tested the operating statements are free of material misstatement, whether due to error or eec ff tiveness of certain internal controls over the Company’s regulatory fraud. The Company is not required to have, nor were we engaged to accounting process. This included controls over the evaluation of perform, an audit of its internal control over financial reporting. As part the probability of (1) the recovery in future rates of costs deferred of our audits, we are required to obtain an understanding of internal as regulatory assets, and (2) a refund or a future reduction in rates control over financial reporting but not for the purpose of expressing that should be reported as regulatory liabilities, and controls over an opinion on the eec ff tiveness of the Company’s internal control over the monitoring and evaluation of regulatory developments that may financial reporting. Accordingly, we express no such opinion. aec ff t the probability of recovering costs in future rates or imposing of Our audits included performing procedures to assess the risks of material regulatory liabilities. We evaluated the Company’s assessment of the misstatement of the consolidated financial statements, whether due to probability of recovery of the carrying amount of regulatory assets and error or fraud, and performing procedures that respond to those risks. property, plant and equipment and the disposition of regulatory liabilities, Such procedures included examining, on a test basis, evidence regarding through consideration of selected on-going regulatory proceedings the amounts and disclosures in the consolidated financial statements. and decisions. For a selection of regulatory proceedings and decisions, Our audits also included evaluating the accounting principles used and we read the Company’s assessment and interpretations and any significant estimates made by management, as well as evaluating the written advice of management’s external specialists with respect to the overall presentation of the consolidated financial statements. We believe selected assessments and interpretations. For a selection of regulatory that our audits provide a reasonable basis for our opinion. assets and liabilities, we recalculated the amounts recorded based on methodologies approved by the regulator and agreed the data used in Critical Audit Maer tt the calculations to the Company’s underlying books and records. We The critical audit maer comm tt unicated below is a maer arising fr tt om compared the amounts calculated by the Company to the amounts the current period audit of the consolidated financial statements recorded in the consolidated financial statements. that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit maer doe tt s not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit maer belo tt w, providing Chartered Professional Accountants, Licensed Public Accountants a separate opinion on the critical audit maer or on t tt he accounts or We have served as the Company’s auditor since 2008. disclosures to which it relates. Toronto, Canada Evaluation of regulatory assets and liabilities and the impact February 23, 2021 of rate regulation on the consolidated financial statements As discussed in Note 2 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard 54 Hydro One Limited Annual Report 2020Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Hydro One Limited Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the Opinion on the Consolidated Financial Statements recognition of revenue and costs in time periods that are different We have audited the accompanying consolidated balance sheets of than non-rate-regulated enterprises. When this occurs, the Company Hydro One Limited (the Company) as of December 31, 2020 and 2019, records incurred and accrued costs that it has assessed are probable the related consolidated statements of operations and comprehensive of recovery in future electricity rates as regulatory assets. Obligations income, changes in equity, and cash flows for each of the years in the imposed or probable to be imposed by the regulator to refund two-year period ended December 31, 2020, and the related notes previously collected revenue or to spend revenue collected from (collectively, the consolidated financial statements). In our opinion, the customers on future costs are recorded as regulatory liabilities. Under consolidated financial statements present fairly, in all material respects, ASC 980, the carrying amounts of property, plant and equipment are the financial position of the Company as of December 31, 2020 and impacted by the regulator’s actions to the extent that incurred costs 2019, and the results of its operations and its cash flows for each of the are allowed or disallowed to be recovered for rate-making purposes. years in the two-year period ended December 31, 2020, in conformity As disclosed in Note 13 to the consolidated financial statements, with U.S. generally accepted accounting principles. as of December 31, 2020, the Company’s regulatory assets were $4,676 million and regulatory liabilities were $297 million. Basis for Opinion We identified the evaluation of regulatory assets and liabilities and These consolidated financial statements are the responsibility of the the impact of rate regulation as a critical audit maer tt . Accounting Company’s management. Our responsibility is to express an opinion on for regulated operations under ASC 980 aec ff ts multiple financial these consolidated financial statements based on our audits. We are a statement accounts and disclosures in the Company’s consolidated public accounting firm registered with the Public Company Accounting financial statements. Assessing the accounting for regulated operations Oversight Board (United States) (PCAOB) and are required to be requires industry knowledge and significant auditor judgment due independent with respect to the Company in accordance with the U.S. to interpretations of regulatory decisions and judgments involved in federal securities laws and the applicable rules and regulations of the evaluating the Company’s assessment of the probability associated with Securities and Exchange Commission and the PCAOB. recovery of regulatory assets and property, plant and equipment, and We conducted our audits in accordance with the standards of the imposition of regulatory liabilities. PCAOB. Those standards require that we plan and perform the audits to The following are the primary procedures we performed to address this obtain reasonable assurance about whether the consolidated financial critical audit maer tt . We evaluated the design and tested the operating statements are free of material misstatement, whether due to error or eec ff tiveness of certain internal controls over the Company’s regulatory fraud. The Company is not required to have, nor were we engaged to accounting process. This included controls over the evaluation of perform, an audit of its internal control over financial reporting. As part the probability of (1) the recovery in future rates of costs deferred of our audits, we are required to obtain an understanding of internal as regulatory assets, and (2) a refund or a future reduction in rates control over financial reporting but not for the purpose of expressing that should be reported as regulatory liabilities, and controls over an opinion on the eec ff tiveness of the Company’s internal control over the monitoring and evaluation of regulatory developments that may financial reporting. Accordingly, we express no such opinion. aec ff t the probability of recovering costs in future rates or imposing of Our audits included performing procedures to assess the risks of material regulatory liabilities. We evaluated the Company’s assessment of the misstatement of the consolidated financial statements, whether due to probability of recovery of the carrying amount of regulatory assets and error or fraud, and performing procedures that respond to those risks. property, plant and equipment and the disposition of regulatory liabilities, Such procedures included examining, on a test basis, evidence regarding through consideration of selected on-going regulatory proceedings the amounts and disclosures in the consolidated financial statements. and decisions. For a selection of regulatory proceedings and decisions, Our audits also included evaluating the accounting principles used and we read the Company’s assessment and interpretations and any significant estimates made by management, as well as evaluating the written advice of management’s external specialists with respect to the overall presentation of the consolidated financial statements. We believe selected assessments and interpretations. For a selection of regulatory that our audits provide a reasonable basis for our opinion. assets and liabilities, we recalculated the amounts recorded based on methodologies approved by the regulator and agreed the data used in Critical Audit Maer tt the calculations to the Company’s underlying books and records. We The critical audit maer comm tt unicated below is a maer arising fr tt om compared the amounts calculated by the Company to the amounts the current period audit of the consolidated financial statements recorded in the consolidated financial statements. that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit maer doe tt s not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit maer belo tt w, providing Chartered Professional Accountants, Licensed Public Accountants a separate opinion on the critical audit maer or on t tt he accounts or We have served as the Company’s auditor since 2008. disclosures to which it relates. Toronto, Canada Evaluation of regulatory assets and liabilities and the impact February 23, 2021 of rate regulation on the consolidated financial statements As discussed in Note 2 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard 54 Hydro One Limited Annual Report 2020

Consolidated Statements of Operations and Comprehensive Income

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2020	2019
Revenues		
Distribution (includes $283 related party revenues; 2019 – $282) (Note 29)	**5,507**	4,788
Transmission (includes $1,718 related party revenues; 2019 – $1,637) (Note 29)	**1,740**	1,652
Other	**43**	40
	7,290	6,480
Costs		
Purchased power (includes $2,513 related party costs; 2019 – $1,818) (Note 29)	**3,854**	3,111
Operation, maintenance and administration (Notes 4, 29)	**1,070**	1,181
Depreciation, amortization and asset removal costs (Note 5)	**884**	878
	5,808	5,170
Income before financing charges and income tax expense	**1,482**	1,310
Financing charges (Notes 4, 6)	**471**	514
Income before income tax expense	**1,011**	796
Income tax recovery (Note 7)	**(785)**	(6)
Net income	**1,796**	802
Other comprehensive loss (Note 8)	**(24)**	(2)
Comprehensive income	**1,772**	800
Net income attributable to:		
Noncontrolling interest (Note 28)	**8**	6
Preferred shareholders (Note 24)	**18**	18
Common shareholders	**1,770**	778
	1,796	802
Comprehensive income attributable to:		
Noncontrolling interest (Note 28)	**8**	6
Preferred shareholders (Note 24)	**18**	18
Common shareholders	**1,746**	776
	1,772	800
Earnings per common share (Note 26)		
Basic	**$2.96**	$1.30
Diluted	**$2.95**	$1.30
Dividends per common share declared (Note 25)	**$1.00**	$0.96

See accompanying notes to Consolidated Financial Statements.

Hydro One Limited Annual Report 2020 **55**

Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	2020	2019
Assets		
Current assets:		
Cash and cash equivalents	**757**	30
Accounts receivable (Note 9)	**722**	701
Due from related parties (Note 29)	**326**	415
Other current assets (Note 10)	**184**	122
	1,989	1,268
Property, plant and equipment (Note 11)	**22,631**	21,501
Other long-term assets:		
Regulatory assets (Note 13)	**4,571**	2,676
Deferred income tax assets (Note 7)	**124**	748
Intangible assets (Note 12)	**514**	456
Goodwill (Note 4)	**373**	325
Other assets (Note 14)	**92**	87
	5,674	4,292
Total assets	**30,294**	27,061
Liabilities		
Current liabilities:		
Short-term notes payable (Note 17)	**800**	1,143
Long-term debt payable within one year (includes $303 measured at fair value; 2019 – $nil) (Notes 17, 18)	**806**	653
Accounts payable and other current liabilities (Note 15)	**1,044**	989
Due to related parties (Note 29)	**329**	302
	2,979	3,087
Long-term liabilities:		
Long-term debt (includes $nil measured at fair value; 2019 – $351) (Notes 17, 18)	**12,726**	10,822
Regulatory liabilities (Note 13)	**231**	167
Deferred income tax liabilities (Note 7)	**56**	61
Other long-term liabilities (Note 16)	**3,674**	3,055
	16,687	14,105
Total liabilities	**19,666**	17,192
Contingencies and Commitments (Notes 31, 32)		
Subsequent Events (Note 34)		
Noncontrolling interest subject to redemption (Note 28)	**22**	20
Equity		
Common shares (Note 24)	**5,678**	5,661
Preferred shares (Note 24)	**–**	418
Additional paid-in capital (Note 27)	**47**	49
Retained earnings	**4,838**	3,667
Accumulated other comprehensive loss	**(29)**	(5)
Hydro One shareholders' equity	**10,534**	9,790
Noncontrolling interest (Note 28)	**72**	59
Total equity	**10,606**	9,849
	30,294	27,061

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

Timothy Hodgson
Chair

Russel Robertson
Chair, Audit Committee

56 Hydro One Limited Annual Report 2020

Consolidated Statements of Changes in Equity

Year ended December 31, 2020 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders' Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2020	**5,661**	**418**	**49**	**3,667**	**(5)**	**9,790**	**59**	**9,849**
Net income	–	–	–	**1,788**	–	**1,788**	**6**	**1,794**
Other comprehensive loss (Note 8)	–	–	–	–	**(24)**	**(24)**	–	**(24)**
Distributions to noncontrolling interest	–	–	–	–	–	–	**(2)**	**(2)**
Contributions from sale of noncontrolling interest (Note 4)	–	–	–	–	–	–	**9**	**9**
Dividends on preferred shares	–	–	–	**(18)**	–	**(18)**	–	**(18)**
Dividends on common shares	–	–	–	**(599)**	–	**(599)**	–	**(599)**
Common shares issued	**17**	–	**(10)**	–	–	**7**	–	**7**
Stock-based compensation (Note 27)	–	–	**8**	–	–	**8**	–	**8**
Preferred shares redeemed (Note 24)	–	**(418)**	–	–	–	**(418)**	–	**(418)**
December 31, 2020	**5,678**	–	**47**	**4,838**	**(29)**	**10,534**	**72**	**10,606**

Year ended December 31, 2019 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders' Equity	Non-controlling Interest (Note 28)	Total Equity
January 1, 2019	5,643	418	56	3,459	(3)	9,573	49	9,622
Net income	–	–	–	796	–	796	4	800
Other comprehensive loss (Note 8)	–	–	–	–	(2)	(2)	–	(2)
Distributions to noncontrolling interest	–	–	–	–	–	–	(6)	(6)
Contributions from sale of noncontrolling interest (Note 4)	–	–	–	–	–	–	12	12
Dividends on preferred shares	–	–	–	(18)	–	(18)	–	(18)
Dividends on common shares	–	–	–	(570)	–	(570)	–	(570)
Common shares issued	18	–	(12)	–	–	6	–	6
Stock-based compensation (Note 27)	–	–	5	–	–	5	–	5
December 31, 2019	5,661	418	49	3,667	(5)	9,790	59	9,849

See accompanying notes to Consolidated Financial Statements.

Hydro One Limited Annual Report 2020 **57**

Consolidated Statements of Cash Flows Year ended December 31 (millions of Canadian dollars) 2020 2019 Operating activities Net income 1,796 802 Environmental expenditures (23) (25) Adjustments for non-cash items: Depreciation and amortization (Note 5) 783 777 Regulatory assets and liabilities 68 (48) Deferred income tax recovery (823) (30) Unrealized loss on Foreign-Exchange Contract (Note 4) — 22 Derecognition of deferred financing costs (Note 4) — 24 Other 49 37 Changes in non-cash balances related to operations (Note 30) 180 55 Net cash from operating activities 2,030 1,614 Financing activities Long-term debt issued 2,725 1,500 Long-term debt repaid (653) (730) Short-term notes issued 4,070 4,217 Short-term notes repaid (4,413) (4,326) Short-term debt repaid (Note 4) (20) — Convertible debentures redeemed (Note 4) — (513) Dividends paid (617) (588) Distributions paid to noncontrolling interest (2) (9) Contributions received from sale of noncontrolling interest (Note 4) 9 12 Common shares issued (Note 24) 7 6 Costs to obtain financing (14) (8) Preferred shares redeemed (Note 24) (418) — Net cash from (used in) financing activities 674 (439) Investing activities Capital expenditures (Note 30) Property, plant and equipment (1,718) (1,513) Intangible assets (126) (115) Capital contributions received (Note 30) — 3 Acquisitions (Note 4) (126) — Other (7) (3) Net cash used in investing activities (1,977) (1,628) Net change in cash and cash equivalents 727 (453) Cash and cash equivalents, beginning of year 30 483 Cash and cash equivalents, end of year 757 30 See accompanying notes to Consolidated Financial Statements. 58 Hydro One Limited Annual Report 2020Consolidated Statements of Cash Flows Year ended December 31 (millions of Canadian dollars) 2020 2019 Operating activities Net income 1,796 802 Environmental expenditures (23) (25) Adjustments for non-cash items: Depreciation and amortization (Note 5) 783 777 Regulatory assets and liabilities 68 (48) Deferred income tax recovery (823) (30) Unrealized loss on Foreign-Exchange Contract (Note 4) — 22 Derecognition of deferred financing costs (Note 4) — 24 Other 49 37 Changes in non-cash balances related to operations (Note 30) 180 55 Net cash from operating activities 2,030 1,614 Financing activities Long-term debt issued 2,725 1,500 Long-term debt repaid (653) (730) Short-term notes issued 4,070 4,217 Short-term notes repaid (4,413) (4,326) Short-term debt repaid (Note 4) (20) — Convertible debentures redeemed (Note 4) — (513) Dividends paid (617) (588) Distributions paid to noncontrolling interest (2) (9) Contributions received from sale of noncontrolling interest (Note 4) 9 12 Common shares issued (Note 24) 7 6 Costs to obtain financing (14) (8) Preferred shares redeemed (Note 24) (418) — Net cash from (used in) financing activities 674 (439) Investing activities Capital expenditures (Note 30) Property, plant and equipment (1,718) (1,513) Intangible assets (126) (115) Capital contributions received (Note 30) — 3 Acquisitions (Note 4) (126) — Other (7) (3) Net cash used in investing activities (1,977) (1,628) Net change in cash and cash equivalents 727 (453) Cash and cash equivalents, beginning of year 30 483 Cash and cash equivalents, end of year 757 30 See accompanying notes to Consolidated Financial Statements. 58 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements For the years ended December 31, 2020 and 2019 On October 25, 2019, NRLP filed its revenue cap incentive rate 1. DESCRIPTION OF THE BUSINESS application for 2020-2024. On December 19, 2019, the OEB approved Hydro One Limited (Hydro One or the Company) was incorporated on NRLP’s proposed 2020 revenue requirement of $9 million on an interim August 31, 2015, under the Business Corporations Act (Ontario). On basis eec ff tive January 1, 2020. On April 9, 2020, final OEB approval October 31, 2015, the Company acquired Hydro One Inc., a company was received. previously wholly-owned by the Province of Ontario (Province). At December 31, 2020, the Province held approximately 47.3% (2019 – HOSSM is under a 10-year deferred rebasing period for years 2017- 47.3%) of the common shares of Hydro One. The principal businesses 2026, as approved in the OEB Mergers Acquisitions Amalgamations and of Hydro One are the transmission and distribution of electricity to Divestitures (MAAD) decision dated October 13, 2016. customers within Ontario. Distribution Rate Setting In March 2017, Hydro One Networks filed an application with the OEB The Company’s transmission business consists of the transmission for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks its decision on the distribution rates application. In accordance with the Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), OEB decision, the Company filed its draft rate order reflecting updated as well as an approximately 66% interest in B2M Limited Partnership revenue requirements of $1,459 million for 2018, $1,498 million for 2019, (B2M LP), a limited partnership between Hydro One and the Saugeen $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for Ojibway Nation (SON), and an approximately 55% interest in Niagara 2022. On June 11, 2019, the OEB approved the rate order confirming Reinforcement Limited Partnership (NRLP), a limited partnership these updated revenue requirements. between Hydro One and Six Nations of the Grand River Development On April 16, 2020, the OEB approved a 2% increase to Hydro One Remote Corporation and the Mississaugas of the Credit First Nation (collectively, Communities’ 2019 base rates for new rates eec ff tive May 1, 2020, with a the First Nations Partners). See Note 4 – Business Combinations for deferred implementation date of November 1, 2020 due to COVID-19. On additional information. October 8, 2020, the OEB authorized Hydro One Remote Communities Hydro One’s distribution business consists of the distribution system to implement a rate rider for the recovery of foregone revenues resulting operated by Hydro One Inc.’s subsidiaries, Hydro One Networks, Hydro from postponing rate implementation, eec ff tive until April 30, 2021. One Remote Communities Inc. (Hydro One Remote Communities), and Orillia Power Distribution Corporation (Orillia Power), as well as 2. SIGNIFICANT ACCOUNTING POLICIES the distribution business and assets acquired from Peterborough Basis of Consolidation and Presentation Distribution Inc. (Peterborough Distribution). See Note 4 – Business These Consolidated Financial Statements (Consolidated Financial Combinations for additional information. Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated. Transmission On March 7, 2019, the Ontario Energy Board (OEB) issued its Basis of Accounting reconsideration decision (DTA Decision) with respect to Hydro One’s These Consolidated Financial Statements are prepared and presented rate-setting treatment of the benefits of the deferred tax asset in accordance with United States (US) Generally Accepted Accounting resulting from the transition from the payments in lieu of tax regime Principles (GAAP) and in Canadian dollars. to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Use of Management Estimates Company’s appeal of the OEB’s DTA Decision. See Note 13 – Regulatory The preparation of financial statements requires management to make Assets and Liabilities. estimates and assumptions that aec ff t the reported amounts of assets and liabilities at the date of the financial statements and the reported On April 23, 2020, the OEB rendered its decision on Hydro One amounts of revenues, expenses, gains and losses during the reporting Networks’ 2020-2022 transmission rate application (2020-2022 periods. Management evaluates these estimates on an ongoing basis Transmission Decision). On July 16, 2020, the OEB issued its final rate based upon historical experience, current conditions, and assumptions order for the 2020-2022 transmission rates approving a revenue believed to be reasonable at the time the assumptions are made, requirement of $1,630 million, $1,701 million and $1,772 million for with any adjustments being recognized in results of operations in the 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued period they arise. Significant estimates relate to regulatory assets and its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs regulatory liabilities, environmental liabilities, pension benefits, post- that were put in place on an interim basis on January 1, 2020 continued retirement and post-employment benefits, contingencies, and unbilled for the remainder of 2020 in light of the COVID-19 pandemic. On revenues. Actual results may differ significantly from these estimates. December 17, 2020, the OEB issued its decision and order setting the final 2021 UTRs eec ff tive January 1, 2021, which included the approval of Since late March 2020, the impact of the COVID-19 pandemic a two-year disposition period for Hydro One Network’s 2020 foregone (COVID-19 or the pandemic) has been reflected in the Consolidated revenue including interest, beginning on January 1, 2021. Financial Statements. While the pandemic has resulted in incremental operating costs and lost revenues, the Company has analyzed the On July 31, 2019, B2M LP filed a transmission rate application for 2020- impact of the pandemic on its estimates and assumptions that aec ff t 2024. On January 16, 2020, the OEB approved the 2020 base revenue its financial results as at and for the year ended December 31, 2020 and requirement of $33 million, and a revenue cap escalator index for 2021 has determined that there was no material impact. Additional details to 2024. Hydro One Limited Annual Report 2020 59Notes to Consolidated Financial Statements For the years ended December 31, 2020 and 2019 On October 25, 2019, NRLP filed its revenue cap incentive rate 1. DESCRIPTION OF THE BUSINESS application for 2020-2024. On December 19, 2019, the OEB approved Hydro One Limited (Hydro One or the Company) was incorporated on NRLP’s proposed 2020 revenue requirement of $9 million on an interim August 31, 2015, under the Business Corporations Act (Ontario). On basis eec ff tive January 1, 2020. On April 9, 2020, final OEB approval October 31, 2015, the Company acquired Hydro One Inc., a company was received. previously wholly-owned by the Province of Ontario (Province). At December 31, 2020, the Province held approximately 47.3% (2019 – HOSSM is under a 10-year deferred rebasing period for years 2017- 47.3%) of the common shares of Hydro One. The principal businesses 2026, as approved in the OEB Mergers Acquisitions Amalgamations and of Hydro One are the transmission and distribution of electricity to Divestitures (MAAD) decision dated October 13, 2016. customers within Ontario. Distribution Rate Setting In March 2017, Hydro One Networks filed an application with the OEB The Company’s transmission business consists of the transmission for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks its decision on the distribution rates application. In accordance with the Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), OEB decision, the Company filed its draft rate order reflecting updated as well as an approximately 66% interest in B2M Limited Partnership revenue requirements of $1,459 million for 2018, $1,498 million for 2019, (B2M LP), a limited partnership between Hydro One and the Saugeen $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for Ojibway Nation (SON), and an approximately 55% interest in Niagara 2022. On June 11, 2019, the OEB approved the rate order confirming Reinforcement Limited Partnership (NRLP), a limited partnership these updated revenue requirements. between Hydro One and Six Nations of the Grand River Development On April 16, 2020, the OEB approved a 2% increase to Hydro One Remote Corporation and the Mississaugas of the Credit First Nation (collectively, Communities’ 2019 base rates for new rates eec ff tive May 1, 2020, with a the First Nations Partners). See Note 4 – Business Combinations for deferred implementation date of November 1, 2020 due to COVID-19. On additional information. October 8, 2020, the OEB authorized Hydro One Remote Communities Hydro One’s distribution business consists of the distribution system to implement a rate rider for the recovery of foregone revenues resulting operated by Hydro One Inc.’s subsidiaries, Hydro One Networks, Hydro from postponing rate implementation, eec ff tive until April 30, 2021. One Remote Communities Inc. (Hydro One Remote Communities), and Orillia Power Distribution Corporation (Orillia Power), as well as 2. SIGNIFICANT ACCOUNTING POLICIES the distribution business and assets acquired from Peterborough Basis of Consolidation and Presentation Distribution Inc. (Peterborough Distribution). See Note 4 – Business These Consolidated Financial Statements (Consolidated Financial Combinations for additional information. Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated. Transmission On March 7, 2019, the Ontario Energy Board (OEB) issued its Basis of Accounting reconsideration decision (DTA Decision) with respect to Hydro One’s These Consolidated Financial Statements are prepared and presented rate-setting treatment of the benefits of the deferred tax asset in accordance with United States (US) Generally Accepted Accounting resulting from the transition from the payments in lieu of tax regime Principles (GAAP) and in Canadian dollars. to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Use of Management Estimates Company’s appeal of the OEB’s DTA Decision. See Note 13 – Regulatory The preparation of financial statements requires management to make Assets and Liabilities. estimates and assumptions that aec ff t the reported amounts of assets and liabilities at the date of the financial statements and the reported On April 23, 2020, the OEB rendered its decision on Hydro One amounts of revenues, expenses, gains and losses during the reporting Networks’ 2020-2022 transmission rate application (2020-2022 periods. Management evaluates these estimates on an ongoing basis Transmission Decision). On July 16, 2020, the OEB issued its final rate based upon historical experience, current conditions, and assumptions order for the 2020-2022 transmission rates approving a revenue believed to be reasonable at the time the assumptions are made, requirement of $1,630 million, $1,701 million and $1,772 million for with any adjustments being recognized in results of operations in the 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued period they arise. Significant estimates relate to regulatory assets and its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs regulatory liabilities, environmental liabilities, pension benefits, post- that were put in place on an interim basis on January 1, 2020 continued retirement and post-employment benefits, contingencies, and unbilled for the remainder of 2020 in light of the COVID-19 pandemic. On revenues. Actual results may differ significantly from these estimates. December 17, 2020, the OEB issued its decision and order setting the final 2021 UTRs eec ff tive January 1, 2021, which included the approval of Since late March 2020, the impact of the COVID-19 pandemic a two-year disposition period for Hydro One Network’s 2020 foregone (COVID-19 or the pandemic) has been reflected in the Consolidated revenue including interest, beginning on January 1, 2021. Financial Statements. While the pandemic has resulted in incremental operating costs and lost revenues, the Company has analyzed the On July 31, 2019, B2M LP filed a transmission rate application for 2020- impact of the pandemic on its estimates and assumptions that aec ff t 2024. On January 16, 2020, the OEB approved the 2020 base revenue its financial results as at and for the year ended December 31, 2020 and requirement of $33 million, and a revenue cap escalator index for 2021 has determined that there was no material impact. Additional details to 2024. Hydro One Limited Annual Report 2020 59

Notes to Consolidated Financial Statements regarding the impact of the pandemic on the Consolidated Financial Accounts Receivable and Allowance for Doubtful Accounts Statements are available in Note 9 – Accounts Receivable and Note 13 – Billed accounts receivable are recorded at the invoiced amount, net Regulatory Assets and Liabilities. of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful As the duration of the pandemic remains uncertain, the Company accounts. Overdue amounts related to regulated billings bear interest continues to assess its impact to the Company’s financial results at OEB-approved rates. The allowance for doubtful accounts reflects and operations. the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by Regulatory Accounting applying internally developed loss rates to all outstanding receivable The OEB has the general power to include or exclude revenues, costs, balances by aging category. Loss rates applied to the accounts gains or losses in the rates of a specific period, resulting in a change in receivable balances are based on historical overdue balances, customer the timing of accounting recognition from that which would have been payments and write-os ff , which may be further supplemented from time applied in an unregulated company. Such change in timing involves the to time to reflect management’s best estimate of the loss. Accounts application of rate-regulated accounting, giving rise to the recognition receivable are written-off against the allowance when they are deemed of regulatory assets and liabilities. The Company’s regulatory assets uncollectible. The allowance for doubtful accounts is aec ff ted by represent amounts receivable from future customers and costs that changes in volume, prices and economic conditions. have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company Noncontrolling interest has recorded regulatory liabilities that generally represent amounts Noncontrolling interest represents the portion of equity ownership that are refundable to future customers. The Company continually in subsidiaries that is not attributable to shareholders of Hydro assesses the likelihood of recovery of each of its regulatory assets One. Noncontrolling interest is initially recorded at fair value and and continues to believe that it is probable that the OEB will include subsequently the amount is adjusted for the proportionate share of net its regulatory assets and liabilities in setting future rates. If, at some income and other comprehensive income (OCI) or other comprehensive future date, the Company judges that it is no longer probable that the loss (OCL) attributable to the noncontrolling interest and any dividends OEB will include a regulatory asset or liability in setting future rates, the or distributions paid to the noncontrolling interest. appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless If a transaction results in the acquisition of all, or part, of a the change meets the requirements for a subsequent event adjustment. noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No Cash and Cash Equivalents gain or loss is recognized in consolidated net income or comprehensive Cash and cash equivalents include cash and short-term investments income as a result of changes in the noncontrolling interest, unless a with an original maturity of three months or less. change results in the loss of control by the Company. Revenue Recognition Income Taxes Nature of Revenues Income taxes are accounted for using the asset and liability method. Transmission revenues predominantly consist of transmission tariffs, Current tax assets and liabilities are recognized based on the taxes which are collected through OEB-approved UTRs which are applied payable or refundable on the current and prior year’s taxable income. against the monthly peak demand for electricity across Hydro Current and deferred income taxes are computed based on the tax One’s high-voltage network. OEB-approved UTRs are based on an rates and tax laws enacted as at the balance sheet date. Tax benefits approved revenue requirement that includes a rate of return. The associated with income tax positions are recorded only when the more transmission tariffs are designed to recover revenues necessary to likely than not recognition threshold is satisfied and are measured at support the Company’s transmission system with sufficient capacity the largest amount of benefit that has a greater than 50% likelihood of to accommodate the maximum expected demand which is inuenced fl being realized upon settlement. Management evaluates each position by weather and economic conditions. Transmission revenues are based solely on the technical merits and facts and circumstances recognized as electricity is transmitted and delivered to customers. of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant Distribution revenues attributable to the delivery of electricity are based management judgment is required to determine recognition thresholds on OEB-approved distribution rates and are recognized on an accrual and the related amount of tax benefits to be recognized in the basis and include billed and unbilled revenues. Billed revenues are based Consolidated Financial Statements. Management re-evaluates tax on electricity delivered as measured from customer meters. At the positions each period using new information about recognition or end of each month, electricity delivered to customers since the date measurement as it becomes available. of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is aec ff ted Deferred Income Taxes by energy consumption, weather, and changes in the composition of Deferred income tax assets and liabilities are recognized on all temporary customer classes. differences between the tax bases and carrying amounts of assets and liabilities, including the carryforward unused tax credits and tax losses to Revenues also include amounts related to sales of other services and the extent that it is more likely than not that these deductions, credits, equipment. Such revenue is recognized as services are rendered or as and losses can be utilized. Deferred income tax assets and liabilities are equipment is delivered. Revenues are recorded net of indirect taxes. measured at the tax rates that are expected to apply in the period when 60 Hydro One Limited Annual Report 2020Notes to Consolidated Financial Statements regarding the impact of the pandemic on the Consolidated Financial Accounts Receivable and Allowance for Doubtful Accounts Statements are available in Note 9 – Accounts Receivable and Note 13 – Billed accounts receivable are recorded at the invoiced amount, net Regulatory Assets and Liabilities. of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful As the duration of the pandemic remains uncertain, the Company accounts. Overdue amounts related to regulated billings bear interest continues to assess its impact to the Company’s financial results at OEB-approved rates. The allowance for doubtful accounts reflects and operations. the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by Regulatory Accounting applying internally developed loss rates to all outstanding receivable The OEB has the general power to include or exclude revenues, costs, balances by aging category. Loss rates applied to the accounts gains or losses in the rates of a specific period, resulting in a change in receivable balances are based on historical overdue balances, customer the timing of accounting recognition from that which would have been payments and write-os ff , which may be further supplemented from time applied in an unregulated company. Such change in timing involves the to time to reflect management’s best estimate of the loss. Accounts application of rate-regulated accounting, giving rise to the recognition receivable are written-off against the allowance when they are deemed of regulatory assets and liabilities. The Company’s regulatory assets uncollectible. The allowance for doubtful accounts is aec ff ted by represent amounts receivable from future customers and costs that changes in volume, prices and economic conditions. have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company Noncontrolling interest has recorded regulatory liabilities that generally represent amounts Noncontrolling interest represents the portion of equity ownership that are refundable to future customers. The Company continually in subsidiaries that is not attributable to shareholders of Hydro assesses the likelihood of recovery of each of its regulatory assets One. Noncontrolling interest is initially recorded at fair value and and continues to believe that it is probable that the OEB will include subsequently the amount is adjusted for the proportionate share of net its regulatory assets and liabilities in setting future rates. If, at some income and other comprehensive income (OCI) or other comprehensive future date, the Company judges that it is no longer probable that the loss (OCL) attributable to the noncontrolling interest and any dividends OEB will include a regulatory asset or liability in setting future rates, the or distributions paid to the noncontrolling interest. appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless If a transaction results in the acquisition of all, or part, of a the change meets the requirements for a subsequent event adjustment. noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No Cash and Cash Equivalents gain or loss is recognized in consolidated net income or comprehensive Cash and cash equivalents include cash and short-term investments income as a result of changes in the noncontrolling interest, unless a with an original maturity of three months or less. change results in the loss of control by the Company. Revenue Recognition Income Taxes Nature of Revenues Income taxes are accounted for using the asset and liability method. Transmission revenues predominantly consist of transmission tariffs, Current tax assets and liabilities are recognized based on the taxes which are collected through OEB-approved UTRs which are applied payable or refundable on the current and prior year’s taxable income. against the monthly peak demand for electricity across Hydro Current and deferred income taxes are computed based on the tax One’s high-voltage network. OEB-approved UTRs are based on an rates and tax laws enacted as at the balance sheet date. Tax benefits approved revenue requirement that includes a rate of return. The associated with income tax positions are recorded only when the more transmission tariffs are designed to recover revenues necessary to likely than not recognition threshold is satisfied and are measured at support the Company’s transmission system with sufficient capacity the largest amount of benefit that has a greater than 50% likelihood of to accommodate the maximum expected demand which is inuenced fl being realized upon settlement. Management evaluates each position by weather and economic conditions. Transmission revenues are based solely on the technical merits and facts and circumstances recognized as electricity is transmitted and delivered to customers. of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant Distribution revenues attributable to the delivery of electricity are based management judgment is required to determine recognition thresholds on OEB-approved distribution rates and are recognized on an accrual and the related amount of tax benefits to be recognized in the basis and include billed and unbilled revenues. Billed revenues are based Consolidated Financial Statements. Management re-evaluates tax on electricity delivered as measured from customer meters. At the positions each period using new information about recognition or end of each month, electricity delivered to customers since the date measurement as it becomes available. of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is aec ff ted Deferred Income Taxes by energy consumption, weather, and changes in the composition of Deferred income tax assets and liabilities are recognized on all temporary customer classes. differences between the tax bases and carrying amounts of assets and liabilities, including the carryforward unused tax credits and tax losses to Revenues also include amounts related to sales of other services and the extent that it is more likely than not that these deductions, credits, equipment. Such revenue is recognized as services are rendered or as and losses can be utilized. Deferred income tax assets and liabilities are equipment is delivered. Revenues are recorded net of indirect taxes. measured at the tax rates that are expected to apply in the period when 60 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements the liability is seled or t tt he asset is realized, based on the tax rates and Communication tax laws that have been enacted as at the balance sheet date. Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and Deferred income taxes associated with its regulated operations which associated buildings. are considered to be more likely than not to be recoverable or refunded in the future regulated rates charged to customers are recognized as Administration and Service deferred income tax regulatory assets and liabilities with an os ff et to Administration and service assets include administrative buildings, deferred income tax expense. personal computers, transport and work equipment, tools and other minor assets. Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the Easements extent it is more likely than not that the credits can be utilized. Easements include statutory rights of use for transmission corridors Management reassesses the deferred income tax assets at each and abutting lands granted under the Reliable Energy and Consumer balance sheet date and reduces the amount to the extent that it is more Protection Act, 2002, as well as other land access rights. likely than not that the deferred income tax asset will not be realized. Intangible Assets Previously unrecognized deferred income tax assets are reassessed at Intangible assets separately acquired or internally developed are each balance sheet date and are recognized to the extent that it has measured on initial recognition at cost, which comprises purchased become more likely than not that the tax benefit will be realized. software, direct labour (including employee benefits), consulting, Materials and Supplies engineering, overheads and attributable capitalized financing charges. Materials and supplies represent consumables, small spare parts and Following initial recognition, intangible assets are carried at cost, construction materials held for internal construction and maintenance net of any accumulated amortization and accumulated impairment of property, plant and equipment. These assets are carried at average losses. The Company’s intangible assets primarily represent major cost less any impairments recorded. computer applications. Property, Plant and Equipment Capitalized Financing Costs Property, plant and equipment is recorded at original cost, net of Capitalized financing costs represent interest costs attributable to customer contributions, and any accumulated impairment losses. the construction of property, plant and equipment or development of The cost of additions, including beermen tt ts and replacement asset intangible assets. The financing cost of attributable borrowed funds is components, is included on the consolidated balance sheets as capitalized as part of the acquisition cost of such assets. The capitalized property, plant and equipment. financing costs are a reduction of financing charges recognized in the consolidated statements of operations and comprehensive income. The original cost of property, plant and equipment includes direct Capitalized financing costs are calculated using the Company’s materials, direct labour (including employee benefits), contracted weighted average eec ff tive cost of debt. services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project Construction and Development in Progress or program. Indirect overheads include a portion of corporate costs Construction and development in progress consists of the capitalized such as finance, treasury, human resources, and information technology cost of constructed assets that are not yet complete and which have (IT). Overhead costs, including corporate functions and field services not yet been placed in service. costs, are capitalized on a fully allocated basis, consistent with an OEB- approved methodology. Depreciation and Amortization The cost of property, plant and equipment and intangible assets Property, plant and equipment in service consists of transmission, is depreciated or amortized on a straight-line basis based on the distribution, communication, administration and service assets and estimated remaining service life of each asset category, except for land easements. Property, plant and equipment also includes future use transport and work equipment, which is depreciated on a declining assets, such as land, major components and spare parts, and capitalized balance basis. project development costs associated with deferred capital projects. The Company periodically initiates an external independent review of Transmission its property, plant and equipment and intangible asset depreciation and Transmission assets include assets used for the transmission of high- amortization rates, as required by the OEB. Any changes arising from voltage electricity, such as transmission lines, support structures, OEB approval of such a review are implemented on a remaining service foundations, insulators, connecting hardware and grounding systems, life basis, consistent with their inclusion in electricity rates. The most and assets used to step up the voltage of electricity from generating recent reviews resulted in changes to rates eec ff tive January 1, 2015 and stations for transmission and to step down voltages for distribution, January 1, 2020 for Hydro One Networks’ distribution and transmission including transformers, circuit breakers and switches. businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is Distribution included below: Distribution assets include assets related to the distribution of low- voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems. Hydro One Limited Annual Report 2020 61Notes to Consolidated Financial Statements the liability is seled or t tt he asset is realized, based on the tax rates and Communication tax laws that have been enacted as at the balance sheet date. Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and Deferred income taxes associated with its regulated operations which associated buildings. are considered to be more likely than not to be recoverable or refunded in the future regulated rates charged to customers are recognized as Administration and Service deferred income tax regulatory assets and liabilities with an os ff et to Administration and service assets include administrative buildings, deferred income tax expense. personal computers, transport and work equipment, tools and other minor assets. Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the Easements extent it is more likely than not that the credits can be utilized. Easements include statutory rights of use for transmission corridors Management reassesses the deferred income tax assets at each and abutting lands granted under the Reliable Energy and Consumer balance sheet date and reduces the amount to the extent that it is more Protection Act, 2002, as well as other land access rights. likely than not that the deferred income tax asset will not be realized. Intangible Assets Previously unrecognized deferred income tax assets are reassessed at Intangible assets separately acquired or internally developed are each balance sheet date and are recognized to the extent that it has measured on initial recognition at cost, which comprises purchased become more likely than not that the tax benefit will be realized. software, direct labour (including employee benefits), consulting, Materials and Supplies engineering, overheads and attributable capitalized financing charges. Materials and supplies represent consumables, small spare parts and Following initial recognition, intangible assets are carried at cost, construction materials held for internal construction and maintenance net of any accumulated amortization and accumulated impairment of property, plant and equipment. These assets are carried at average losses. The Company’s intangible assets primarily represent major cost less any impairments recorded. computer applications. Property, Plant and Equipment Capitalized Financing Costs Property, plant and equipment is recorded at original cost, net of Capitalized financing costs represent interest costs attributable to customer contributions, and any accumulated impairment losses. the construction of property, plant and equipment or development of The cost of additions, including beermen tt ts and replacement asset intangible assets. The financing cost of attributable borrowed funds is components, is included on the consolidated balance sheets as capitalized as part of the acquisition cost of such assets. The capitalized property, plant and equipment. financing costs are a reduction of financing charges recognized in the consolidated statements of operations and comprehensive income. The original cost of property, plant and equipment includes direct Capitalized financing costs are calculated using the Company’s materials, direct labour (including employee benefits), contracted weighted average eec ff tive cost of debt. services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project Construction and Development in Progress or program. Indirect overheads include a portion of corporate costs Construction and development in progress consists of the capitalized such as finance, treasury, human resources, and information technology cost of constructed assets that are not yet complete and which have (IT). Overhead costs, including corporate functions and field services not yet been placed in service. costs, are capitalized on a fully allocated basis, consistent with an OEB- approved methodology. Depreciation and Amortization The cost of property, plant and equipment and intangible assets Property, plant and equipment in service consists of transmission, is depreciated or amortized on a straight-line basis based on the distribution, communication, administration and service assets and estimated remaining service life of each asset category, except for land easements. Property, plant and equipment also includes future use transport and work equipment, which is depreciated on a declining assets, such as land, major components and spare parts, and capitalized balance basis. project development costs associated with deferred capital projects. The Company periodically initiates an external independent review of Transmission its property, plant and equipment and intangible asset depreciation and Transmission assets include assets used for the transmission of high- amortization rates, as required by the OEB. Any changes arising from voltage electricity, such as transmission lines, support structures, OEB approval of such a review are implemented on a remaining service foundations, insulators, connecting hardware and grounding systems, life basis, consistent with their inclusion in electricity rates. The most and assets used to step up the voltage of electricity from generating recent reviews resulted in changes to rates eec ff tive January 1, 2015 and stations for transmission and to step down voltages for distribution, January 1, 2020 for Hydro One Networks’ distribution and transmission including transformers, circuit breakers and switches. businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is Distribution included below: Distribution assets include assets related to the distribution of low- voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems. Hydro One Limited Annual Report 2020 61

Notes to Consolidated Financial Statements

		Rate	
	Average Service Life	Range	Average
Property, plant and equipment:			
Transmission	55 years	1% – 3%	2%
Distribution	46 years	1% – 7%	2%
Communication	14 years	1% – 15%	5%
Administration and service	21 years	1% – 20%	4%
Intangible assets	10 years	10%	10%

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.

Acquisitions and Goodwill

The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a quantitative goodwill impairment assessment is performed. The quantitative assessment compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

Based on the assessment performed as at September 30, 2020 and with no significant events since, the Company has concluded that goodwill was not impaired at December 31, 2020.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset's carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One's long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitors the assets of its unregulated Hydro One Telecom Inc. subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management's intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2020 and 2019, no asset impairment had been recorded for assets within either the Company's regulated or unregulated businesses.

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading and for convertible debentures, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt or convertible debentures on the consolidated balance sheets. Deferred issuance costs are amortized over the contractual life of the related debt or convertible debentures on an effective-interest basis and the amortization is included within financing charges in the consolidated statements of operations and comprehensive income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income/Loss

Comprehensive income/loss is comprised of net income/loss and OCI/OCL. Hydro One presents net income/loss and OCI/OCL in a single continuous consolidated statement of operations and comprehensive income/loss.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and

62 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements liabilities classified as held-for-trading are measured at fair value. All Embedded derivative instruments are separated from their host other financial assets and liabilities are measured at amortized cost, contracts and are carried at fair value on the consolidated balance except accounts receivable and amounts due from related parties, sheets when: (a) the economic characteristics and risks of the which are measured at its net realizable value. Accounts receivable and embedded derivative are not clearly and closely related to the economic amounts due from related parties are classified as loans and receivables. characteristics and risks of the host contract; (b) the hybrid instrument The Company considers the carrying amounts of accounts receivable is not measured at fair value, with changes in fair value recognized in and amounts due from related parties to be reasonable estimates of results of operations each period; and (c) the embedded derivative itself fair value because of the short time to maturity of these instruments. meets the definition of a derivative. The Company does not engage The Company estimates the CECL for all accounts receivable in derivative trading or speculative activities and had no embedded balances, which are recognized as adjustments to the allowance for derivatives that required bifurcation at December 31, 2020 or 2019. doubtful accounts. Accounts receivable are written-off against the Hydro One periodically develops hedging strategies taking into account allowance when they are deemed uncollectible. All financial instrument risk management objectives. At the inception of a hedging relationship transactions are recorded at trade date. where the Company has elected to apply hedge accounting, Hydro One The Company determines the classification of its financial assets and formally documents the relationship between the hedged item and liabilities at the date of initial recognition. The Company designates the hedging instrument, the related risk management objective, the certain of its financial assets and liabilities to be held at fair value, when nature of the specific risk exposure being hedged, and the method for it is consistent with the Company’s risk management policy disclosed in assessing the eec ff tiveness of the hedging relationship. The Company Note 18 – Fair Value of Financial Instruments and Risk Management. also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are eec ff tive in os ff etting Derivative Instruments and Hedge Accounting changes in fair values or cash flows of the hedged items. The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses Employee Future Benefits various instruments to hedge these risks. Certain of these derivative Employee future benefits provided by Hydro One include pension, post- instruments qualify for hedge accounting and are designated as retirement and post-employment benefits. The costs of the Company’s accounting hedges, while others either do not qualify as hedges or have pension, post-retirement and post-employment benefit plans are not been designated as hedges (hereinafter referred to as undesignated recorded over the periods during which employees render service. contracts) as they are part of economic hedging relationships. The Company recognizes the funded status of its defined benefit The accounting guidance for derivative instruments requires the pension plan (Pension Plan) and its post-retirement and post- recognition of all derivative instruments not identified as meeting employment plans on its consolidated balance sheets and subsequently the normal purchase and sale exemption as either assets or liabilities recognizes the changes in funded status at the end of each reporting recorded at fair value on the consolidated balance sheets. For derivative year. Defined benefit pension, post-retirement and post-employment instruments that qualify for hedge accounting, the Company may elect to plans are considered to be underfunded when the projected benefit designate such derivative instruments as either cash flow hedges or fair obligation (PBO) exceeds the fair value of the plan assets. Liabilities value hedges. The Company os ff ets fair value amounts recognized on its are recognized on the consolidated balance sheets for any net consolidated balance sheets related to derivative instruments executed underfunded PBO. The net underfunded PBO may be disclosed as a with the same counterparty under the same master netting agreement. current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the For derivative instruments that qualify for hedge accounting and which benefit obligation payable in the next 12 months exceeds the fair value are designated as cash flow hedges, any unrealized gain or loss, net of of plan assets. If the fair value of plan assets exceeds the PBO of the tax, is recorded as a component of accumulated OCI (AOCI). Amounts plan, an asset is recognized equal to the net overfunded PBO. The post- in AOCI are reclassified to results of operations in the same period retirement and post-employment benefit plans are unfunded because or periods during which the hedged transaction aec ff ts results of there are no related plan assets. operations and presented in the same line item as the earnings eec ff t of the hedged item. Any gains or losses on the derivative instrument Hydro One recognizes its contributions to the defined contribution that represent hedge components excluded from the assessment of pension plan (DC Plan) as pension expense, with a portion being eec ff tiveness are recognized in the same line item of the consolidated capitalized as part of labour costs included in capital expenditures. statements of operations as the hedged item. For fair value hedges, The expensed amount is included in operation, maintenance and changes in fair value of both the derivative instrument and the administration (OM&A) costs in the consolidated statements of underlying hedged exposure are recognized in the consolidated operations and comprehensive income. statements of operations and comprehensive income in the current Defined Benefit Pension period. The gain or loss on the derivative instrument is included in the Defined benefit pension costs are recorded on an accrual basis for same line item as the os ff etting gain or loss on the hedged item in the financial reporting purposes. Pension costs are actuarially determined consolidated statements of operations and comprehensive income. The using the projected benefit method prorated on service and are based changes in fair value of the undesignated derivative instruments are on assumptions that reflect management’s best estimate of the eec ff t reflected in results of operations. of future events, including future compensation increases. Past service Hydro One Limited Annual Report 2020 63Notes to Consolidated Financial Statements liabilities classified as held-for-trading are measured at fair value. All Embedded derivative instruments are separated from their host other financial assets and liabilities are measured at amortized cost, contracts and are carried at fair value on the consolidated balance except accounts receivable and amounts due from related parties, sheets when: (a) the economic characteristics and risks of the which are measured at its net realizable value. Accounts receivable and embedded derivative are not clearly and closely related to the economic amounts due from related parties are classified as loans and receivables. characteristics and risks of the host contract; (b) the hybrid instrument The Company considers the carrying amounts of accounts receivable is not measured at fair value, with changes in fair value recognized in and amounts due from related parties to be reasonable estimates of results of operations each period; and (c) the embedded derivative itself fair value because of the short time to maturity of these instruments. meets the definition of a derivative. The Company does not engage The Company estimates the CECL for all accounts receivable in derivative trading or speculative activities and had no embedded balances, which are recognized as adjustments to the allowance for derivatives that required bifurcation at December 31, 2020 or 2019. doubtful accounts. Accounts receivable are written-off against the Hydro One periodically develops hedging strategies taking into account allowance when they are deemed uncollectible. All financial instrument risk management objectives. At the inception of a hedging relationship transactions are recorded at trade date. where the Company has elected to apply hedge accounting, Hydro One The Company determines the classification of its financial assets and formally documents the relationship between the hedged item and liabilities at the date of initial recognition. The Company designates the hedging instrument, the related risk management objective, the certain of its financial assets and liabilities to be held at fair value, when nature of the specific risk exposure being hedged, and the method for it is consistent with the Company’s risk management policy disclosed in assessing the eec ff tiveness of the hedging relationship. The Company Note 18 – Fair Value of Financial Instruments and Risk Management. also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are eec ff tive in os ff etting Derivative Instruments and Hedge Accounting changes in fair values or cash flows of the hedged items. The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses Employee Future Benefits various instruments to hedge these risks. Certain of these derivative Employee future benefits provided by Hydro One include pension, post- instruments qualify for hedge accounting and are designated as retirement and post-employment benefits. The costs of the Company’s accounting hedges, while others either do not qualify as hedges or have pension, post-retirement and post-employment benefit plans are not been designated as hedges (hereinafter referred to as undesignated recorded over the periods during which employees render service. contracts) as they are part of economic hedging relationships. The Company recognizes the funded status of its defined benefit The accounting guidance for derivative instruments requires the pension plan (Pension Plan) and its post-retirement and post- recognition of all derivative instruments not identified as meeting employment plans on its consolidated balance sheets and subsequently the normal purchase and sale exemption as either assets or liabilities recognizes the changes in funded status at the end of each reporting recorded at fair value on the consolidated balance sheets. For derivative year. Defined benefit pension, post-retirement and post-employment instruments that qualify for hedge accounting, the Company may elect to plans are considered to be underfunded when the projected benefit designate such derivative instruments as either cash flow hedges or fair obligation (PBO) exceeds the fair value of the plan assets. Liabilities value hedges. The Company os ff ets fair value amounts recognized on its are recognized on the consolidated balance sheets for any net consolidated balance sheets related to derivative instruments executed underfunded PBO. The net underfunded PBO may be disclosed as a with the same counterparty under the same master netting agreement. current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the For derivative instruments that qualify for hedge accounting and which benefit obligation payable in the next 12 months exceeds the fair value are designated as cash flow hedges, any unrealized gain or loss, net of of plan assets. If the fair value of plan assets exceeds the PBO of the tax, is recorded as a component of accumulated OCI (AOCI). Amounts plan, an asset is recognized equal to the net overfunded PBO. The post- in AOCI are reclassified to results of operations in the same period retirement and post-employment benefit plans are unfunded because or periods during which the hedged transaction aec ff ts results of there are no related plan assets. operations and presented in the same line item as the earnings eec ff t of the hedged item. Any gains or losses on the derivative instrument Hydro One recognizes its contributions to the defined contribution that represent hedge components excluded from the assessment of pension plan (DC Plan) as pension expense, with a portion being eec ff tiveness are recognized in the same line item of the consolidated capitalized as part of labour costs included in capital expenditures. statements of operations as the hedged item. For fair value hedges, The expensed amount is included in operation, maintenance and changes in fair value of both the derivative instrument and the administration (OM&A) costs in the consolidated statements of underlying hedged exposure are recognized in the consolidated operations and comprehensive income. statements of operations and comprehensive income in the current Defined Benefit Pension period. The gain or loss on the derivative instrument is included in the Defined benefit pension costs are recorded on an accrual basis for same line item as the os ff etting gain or loss on the hedged item in the financial reporting purposes. Pension costs are actuarially determined consolidated statements of operations and comprehensive income. The using the projected benefit method prorated on service and are based changes in fair value of the undesignated derivative instruments are on assumptions that reflect management’s best estimate of the eec ff t reflected in results of operations. of future events, including future compensation increases. Past service Hydro One Limited Annual Report 2020 63

Notes to Consolidated Financial Statements costs from plan amendments and all actuarial gains and losses are Stock-Based Compensation amortized on a straight-line basis over the expected average remaining Share Grant Plans service period of active employees in the plan, and over the estimated Hydro One measures share grant plans based on fair value of share remaining life expectancy of inactive employees in the plan. Pension grants as estimated based on the grant date common share price. The plan assets, consisting primarily of listed equity securities, corporate costs are recognized in the financial statements using the graded- and government debt securities as well as unlisted real estate and vesting attribution method for share grant plans that have both a unlisted infrastructure investments, are recorded at fair value at the performance condition and a service condition. The Company records end of each year. Hydro One records a regulatory asset equal to the net a regulatory asset equal to the accrued costs of share grant plans underfunded PBO for its pension plan. Defined benefit pension costs recognized in each period. Costs are transferred from the regulatory are attributed to labour costs on a cash basis and a portion directly asset to labour costs at the time the share grants vest and are issued, related to acquisition and development of capital assets is capitalized as and are recovered in rates. Forfeitures are recognized as they occur. part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of Deferred Share Unit (DSU) Plans operations (OM&A costs). The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until Post-retirement and Post-employment Benefits settlement, recognizing compensation expense over the vesting period Post-retirement and post-employment benefits are recorded and on a straight-line basis. The fair value of the DSU liability is based included in rates on an accrual basis. Costs are determined by on the Company’s common share closing price at the end of each independent actuaries using the projected benefit method prorated reporting period. on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized Long-term Incentive Plan (LTIP) to results of operations based on the expected average remaining The Company measures the awards issued under its LTIP, at fair service period. value based on the grant date common share price. The related compensation expense is recognized over the vesting period on a For post-retirement benefits, all actuarial gains or losses are deferred straight-line basis. Forfeitures are recognized as they occur. using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis Loss Contingencies over the expected average remaining service life of active employees in Hydro One is involved in certain legal and environmental maer tt s the plan and over the remaining life expectancy of inactive employees that arise in the normal course of business. In the preparation of its in the plan. The post-retirement benefit obligation is remeasured to Consolidated Financial Statements, management makes judgments its fair value at each year end based on an annual actuarial report, regarding the future outcome of contingent events and records a loss with an os ff et to the associated regulatory asset, to the extent of the for a contingency based on its best estimate when it is determined that remeasurement adjustment. such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a For post-employment obligations, the associated regulatory liabilities regulatory asset is also recorded. When a range estimate for the representing actuarial gains on transition to US GAAP are amortized probable loss exists and no amount within the range is a beer e tt stimate to results of operations based on the “corridor” approach. The than any other amount, the Company records a loss at the minimum actuarial gains and losses on post-employment obligations that are amount within the range. incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured Management regularly reviews current information available to to its fair value at each year end based on an annual actuarial report, determine whether recorded provisions should be adjusted and with an os ff et to the associated regulatory asset, to the extent of the whether new provisions are required. Estimating probable losses may remeasurement adjustment. require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, All post-retirement and post-employment benefit costs are attributed provincial and local courts or regulators. Contingent liabilities are to labour costs and are either charged to results of operations (OM&A often resolved over long periods of time. Amounts recorded in the costs) or capitalized as part of the cost of property, plant and equipment Consolidated Financial Statements may differ from the actual outcome and intangible assets for service cost component and to regulatory once the contingency is resolved. Such differences could have a assets for all other components of the benefit costs, consistent with material impact on future results of operations, financial position and their inclusion in OEB-approved rates. cash flows of the Company. Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred. 64 Hydro One Limited Annual Report 2020Notes to Consolidated Financial Statements costs from plan amendments and all actuarial gains and losses are Stock-Based Compensation amortized on a straight-line basis over the expected average remaining Share Grant Plans service period of active employees in the plan, and over the estimated Hydro One measures share grant plans based on fair value of share remaining life expectancy of inactive employees in the plan. Pension grants as estimated based on the grant date common share price. The plan assets, consisting primarily of listed equity securities, corporate costs are recognized in the financial statements using the graded- and government debt securities as well as unlisted real estate and vesting attribution method for share grant plans that have both a unlisted infrastructure investments, are recorded at fair value at the performance condition and a service condition. The Company records end of each year. Hydro One records a regulatory asset equal to the net a regulatory asset equal to the accrued costs of share grant plans underfunded PBO for its pension plan. Defined benefit pension costs recognized in each period. Costs are transferred from the regulatory are attributed to labour costs on a cash basis and a portion directly asset to labour costs at the time the share grants vest and are issued, related to acquisition and development of capital assets is capitalized as and are recovered in rates. Forfeitures are recognized as they occur. part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of Deferred Share Unit (DSU) Plans operations (OM&A costs). The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until Post-retirement and Post-employment Benefits settlement, recognizing compensation expense over the vesting period Post-retirement and post-employment benefits are recorded and on a straight-line basis. The fair value of the DSU liability is based included in rates on an accrual basis. Costs are determined by on the Company’s common share closing price at the end of each independent actuaries using the projected benefit method prorated reporting period. on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized Long-term Incentive Plan (LTIP) to results of operations based on the expected average remaining The Company measures the awards issued under its LTIP, at fair service period. value based on the grant date common share price. The related compensation expense is recognized over the vesting period on a For post-retirement benefits, all actuarial gains or losses are deferred straight-line basis. Forfeitures are recognized as they occur. using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis Loss Contingencies over the expected average remaining service life of active employees in Hydro One is involved in certain legal and environmental maer tt s the plan and over the remaining life expectancy of inactive employees that arise in the normal course of business. In the preparation of its in the plan. The post-retirement benefit obligation is remeasured to Consolidated Financial Statements, management makes judgments its fair value at each year end based on an annual actuarial report, regarding the future outcome of contingent events and records a loss with an os ff et to the associated regulatory asset, to the extent of the for a contingency based on its best estimate when it is determined that remeasurement adjustment. such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a For post-employment obligations, the associated regulatory liabilities regulatory asset is also recorded. When a range estimate for the representing actuarial gains on transition to US GAAP are amortized probable loss exists and no amount within the range is a beer e tt stimate to results of operations based on the “corridor” approach. The than any other amount, the Company records a loss at the minimum actuarial gains and losses on post-employment obligations that are amount within the range. incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured Management regularly reviews current information available to to its fair value at each year end based on an annual actuarial report, determine whether recorded provisions should be adjusted and with an os ff et to the associated regulatory asset, to the extent of the whether new provisions are required. Estimating probable losses may remeasurement adjustment. require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, All post-retirement and post-employment benefit costs are attributed provincial and local courts or regulators. Contingent liabilities are to labour costs and are either charged to results of operations (OM&A often resolved over long periods of time. Amounts recorded in the costs) or capitalized as part of the cost of property, plant and equipment Consolidated Financial Statements may differ from the actual outcome and intangible assets for service cost component and to regulatory once the contingency is resolved. Such differences could have a assets for all other components of the benefit costs, consistent with material impact on future results of operations, financial position and their inclusion in OEB-approved rates. cash flows of the Company. Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred. 64 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements when an asset retirement obligation is recorded, the asset retirement Environmental Liabilities cost is recorded in results of operations. Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation Some of the Company’s transmission and distribution assets, expenditures are probable under existing statute or regulation and the particularly those located on unowned easements and rights-of-way, amount of the future expenditures can be reasonably estimated. Hydro may have asset retirement obligations, conditional or otherwise. The One records a liability for the estimated future expenditures associated majority of the Company’s easements and rights-of-way are either of with contaminated land assessment and remediation (LAR) and for perpetual duration or are automatically renewed annually. Land rights the phase-out and destruction of polychlorinated biphenyl (PCB)- with finite terms are generally subject to extension or renewal. As the contaminated mineral oil removed from electrical equipment, based on Company expects to use the majority of its facilities in perpetuity, no the present value of these estimated future expenditures. The Company asset retirement obligations have been recorded for these assets. determines the present value with a discount rate that produces an If, at some future date, a particular facility is shown not to meet the amount at which the environmental liabilities could be settled in an perpetuity assumption, it will be reviewed to determine whether an arm’s length transaction with a third-party. As the Company anticipates estimable asset retirement obligation exists. In such a case, an asset that the future expenditures will continue to be recoverable in future retirement obligation would be recorded at that time. rates, an os ff etting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. The Company’s asset retirement obligations recorded to date relate to Hydro One reviews its estimates of future environmental expenditures estimated future expenditures associated with the removal and disposal annually, or more frequently if there are indications that circumstances of asbestos-containing materials installed in some of its facilities. have changed. Leases Asset Retirement Obligations At the commencement date of a lease, the minimum lease payments Asset retirement obligations are recorded for legal obligations are discounted and recognized as a lease obligation. Discount rates associated with the future removal and disposal of long-lived assets. used correspond to the Company’s incremental borrowing rates. Such obligations may result from the acquisition, construction, Renewal options are assessed for their likelihood of being exercised development and/or normal use of the asset. Conditional asset and are included in the measurement of the lease obligation when it retirement obligations are recorded when there is a legal obligation to is reasonably certain they will be exercised. The Company does not perform a future asset retirement activity but where the timing and/or recognize leases with a term of less than 12 months. A corresponding method of settlement are conditional on a future event that may or may Right-of-Use (ROU) asset is recognized at the commencement date of not be within the control of the Company. In such a case, the obligation a lease. The ROU asset is measured as the lease obligation adjusted for to perform the asset retirement activity is unconditional even though any lease payments made and/or any lease incentives and initial direct uncertainty exists about the timing and/or method of settlement. costs incurred. ROU assets are included in other long-term assets, and This uncertainty is incorporated in the fair value measurement of corresponding lease obligations are included in other current liabilities the obligation. and other long-term liabilities on the consolidated balance sheets. When recording an asset retirement obligation, the present value of Subsequent to the commencement date, the lease expense recognized the estimated future expenditures required to complete the asset at each reporting period is the total remaining lease payments over the retirement activity is recorded in the period in which the obligation is remaining lease term. Lease obligations are measured as the present incurred, if a reasonable estimate can be made. In general, the present value of the remaining unpaid lease payments using the discount rate value of the estimated future expenditures is added to the carrying established at commencement date. The amortization of the ROU amount of the associated asset and the resulting asset retirement cost assets is calculated as the difference between the lease expense and is depreciated over the estimated useful life of the asset. The present the accretion of interest, which is calculated using the eec ff tive interest value is determined with a discount rate that equates to the Company’s method. Lease modifications and impairments are assessed at each credit-adjusted risk-free rate. Where an asset is no longer in service reporting period to assess the need for a remeasurement of the lease obligations or ROU assets. Hydro One Limited Annual Report 2020 65Notes to Consolidated Financial Statements when an asset retirement obligation is recorded, the asset retirement Environmental Liabilities cost is recorded in results of operations. Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation Some of the Company’s transmission and distribution assets, expenditures are probable under existing statute or regulation and the particularly those located on unowned easements and rights-of-way, amount of the future expenditures can be reasonably estimated. Hydro may have asset retirement obligations, conditional or otherwise. The One records a liability for the estimated future expenditures associated majority of the Company’s easements and rights-of-way are either of with contaminated land assessment and remediation (LAR) and for perpetual duration or are automatically renewed annually. Land rights the phase-out and destruction of polychlorinated biphenyl (PCB)- with finite terms are generally subject to extension or renewal. As the contaminated mineral oil removed from electrical equipment, based on Company expects to use the majority of its facilities in perpetuity, no the present value of these estimated future expenditures. The Company asset retirement obligations have been recorded for these assets. determines the present value with a discount rate that produces an If, at some future date, a particular facility is shown not to meet the amount at which the environmental liabilities could be settled in an perpetuity assumption, it will be reviewed to determine whether an arm’s length transaction with a third-party. As the Company anticipates estimable asset retirement obligation exists. In such a case, an asset that the future expenditures will continue to be recoverable in future retirement obligation would be recorded at that time. rates, an os ff etting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. The Company’s asset retirement obligations recorded to date relate to Hydro One reviews its estimates of future environmental expenditures estimated future expenditures associated with the removal and disposal annually, or more frequently if there are indications that circumstances of asbestos-containing materials installed in some of its facilities. have changed. Leases Asset Retirement Obligations At the commencement date of a lease, the minimum lease payments Asset retirement obligations are recorded for legal obligations are discounted and recognized as a lease obligation. Discount rates associated with the future removal and disposal of long-lived assets. used correspond to the Company’s incremental borrowing rates. Such obligations may result from the acquisition, construction, Renewal options are assessed for their likelihood of being exercised development and/or normal use of the asset. Conditional asset and are included in the measurement of the lease obligation when it retirement obligations are recorded when there is a legal obligation to is reasonably certain they will be exercised. The Company does not perform a future asset retirement activity but where the timing and/or recognize leases with a term of less than 12 months. A corresponding method of settlement are conditional on a future event that may or may Right-of-Use (ROU) asset is recognized at the commencement date of not be within the control of the Company. In such a case, the obligation a lease. The ROU asset is measured as the lease obligation adjusted for to perform the asset retirement activity is unconditional even though any lease payments made and/or any lease incentives and initial direct uncertainty exists about the timing and/or method of settlement. costs incurred. ROU assets are included in other long-term assets, and This uncertainty is incorporated in the fair value measurement of corresponding lease obligations are included in other current liabilities the obligation. and other long-term liabilities on the consolidated balance sheets. When recording an asset retirement obligation, the present value of Subsequent to the commencement date, the lease expense recognized the estimated future expenditures required to complete the asset at each reporting period is the total remaining lease payments over the retirement activity is recorded in the period in which the obligation is remaining lease term. Lease obligations are measured as the present incurred, if a reasonable estimate can be made. In general, the present value of the remaining unpaid lease payments using the discount rate value of the estimated future expenditures is added to the carrying established at commencement date. The amortization of the ROU amount of the associated asset and the resulting asset retirement cost assets is calculated as the difference between the lease expense and is depreciated over the estimated useful life of the asset. The present the accretion of interest, which is calculated using the eec ff tive interest value is determined with a discount rate that equates to the Company’s method. Lease modifications and impairments are assessed at each credit-adjusted risk-free rate. Where an asset is no longer in service reporting period to assess the need for a remeasurement of the lease obligations or ROU assets. Hydro One Limited Annual Report 2020 65

Notes to Consolidated Financial Statements

3. NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the previous two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019	This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are applicable in the adoption of ASC 842.	January 1, 2020	No impact upon adoption

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2018-14	August 2018	Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019	The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.	January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020	The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.	January 1, 2021	No impact upon adoption
ASU 2020-06	August 2020	The update addresses the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	Under assessment
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption

66 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

4. BUSINESS COMBINATIONS

Acquisition of Peterborough Distribution Assets

On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of $104 million, including the assumption of agreed upon liabilities and closing adjustments. The purchase price is comprised of a cash payment of $105 million, including a deposit of $4 million paid in 2018 and $101 million paid on closing of the transaction, partially offset by a purchase price adjustment of $1 million. As the acquired business and distribution assets of Peterborough Distribution meet the definition of a business, the acquisition has been accounted for as a business acquisition.

The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)	
Working capital	7
Property, plant and equipment	64
Regulatory assets	1
Goodwill	33
Other long-term liabilities	(1)
	104

The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and assumptions and reflects the fair value of consideration paid.

The goodwill estimate of $33 million arising from the Peterborough Distribution acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Peterborough Distribution. All of the goodwill was assigned to Hydro One's Distribution Business segment. Peterborough Distribution contributed revenues of $51 million and net income of $nil to the Company's consolidated financial results for the year ended December 31, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Peterborough Distribution's pro forma information is immaterial to the Company's consolidated financial results for the year ended December 31, 2020.

Acquisition of Orillia Power

On September 1, 2020, Hydro One completed the acquisition of Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for a purchase price of $28 million, including closing adjustments. The purchase price is comprised of a cash payment of $26 million, including a deposit of $1 million paid in 2016, $25 million paid on closing of the transaction, as well as a purchase price adjustment of $2 million.

The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)	
Working capital	2
Property, plant and equipment	32
Deferred income tax assets	1
Goodwill	15
Short-term debt	(20)
Regulatory liabilities	(1)
Other long-term liabilities	(1)
	28

The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and assumptions and reflects the fair value of consideration paid. In September 2020, Hydro One repaid the $20 million of short-term debt assumed as part of the Orillia Power acquisition.

The goodwill estimate of $15 million arising from the Orillia Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Orillia Power. All of the goodwill was assigned to Hydro One's Distribution Business segment. Orillia Power contributed revenues of $15 million and net income of $nil to the Company's consolidated financial results for the year ended December 31, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Orillia Power's pro forma information is immaterial to the Company's consolidated financial results for the year ended December 31, 2020.

NRLP

In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One's limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 19, 2018, NRLP was formed to own a new 230 kV transmission line (Niagara Line) in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. Hydro One Networks maintains and operates the Niagara Line in accordance with an operation and management services agreement. On September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP.

On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million and operation of the line was contracted to Hydro One Networks. This transfer was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and,

Hydro One Limited Annual Report 2020 67

Notes to Consolidated Financial Statements

through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired.

On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units.

NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' noncontrolling interest in NRLP is classified within equity. See Note 28 – Noncontrolling Interest for additional information.

Termination of the Avista Corporation Purchase Agreement

In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger). In January 2019, Hydro One and Avista Corporation announced that the companies mutually agreed to terminate the Merger agreement. The following amounts related to the termination of the Merger agreement were recorded by the Company during the first quarter of the year ended December 31, 2019.

- $138 million (US$103 million) for payment of the Merger termination fee recorded in OM&A costs;
- $22 million financing charges, due to reversal of previously recorded unrealized gains upon termination of the deal-contingent foreign-exchange forward contract (Foreign-Exchange Contract);
- redemption of $513 million convertible debentures and payment of related interest of $7 million; and
- $24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.

5. DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2020	2019
Depreciation of property, plant and equipment	691	671
Amortization of intangible assets	69	81
Amortization of regulatory assets	23	25
Depreciation and amortization	783	777
Asset removal costs	101	101
	884	878

6. FINANCING CHARGES

Year ended December 31 (millions of dollars)	2020	2019
Interest on long-term debt	497	479
Interest on short-term notes	8	19
Realized loss on cash flow hedges (interest-rate swap agreements) (Note 8, 18)	7	–
Derecognition of deferred financing costs (Note 4)	–	24
Unrealized loss on Foreign-Exchange Contract (Notes 4, 18)	–	22
Interest on convertible debentures (Note 4)	–	7
Other	13	18
Less: Interest capitalized on construction and development in progress	(49)	(48)
Interest earned on cash and cash equivalents	(5)	(7)
	471	514

68 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

7. INCOME TAXES

As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely than not to be recoverable or refunded to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax expense (recovery). The Company's consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recoverable or refunded in future rates charged to customers. Thus, the Company's income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.

The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2020	2019
Income before income tax expense	**1,011**	796
Income tax expense at statutory rate of 26.5% (2019 – 26.5%)	**268**	211
Increase (decrease) resulting from:		
Net temporary differences recoverable in future rates charged to customers:		
Capital cost allowance in excess of depreciation and amortization[1]	**(102)**	(105)
Impact of tax deductions from deferred tax asset sharing[2]	**(41)**	(60)
Overheads capitalized for accounting but deducted for tax purposes	**(21)**	(21)
Interest capitalized for accounting but deducted for tax purposes	**(13)**	(13)
Environmental expenditures	**(6)**	(7)
Pension and post-retirement benefit contributions in excess of pension expense	**(4)**	(11)
Other	**–**	(3)
Net temporary differences attributable to regulated business	**(187)**	(220)
Net permanent differences	**1**	3
Recognition of deferred income tax regulatory asset (Note 13)	**(867)**	–
Total income tax recovery	**(785)**	(6)
Effective income tax rate	**(77.6%)**	(0.8%)

1 Includes accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.

2 Prior to the ODC Decision, the impact represents tax deductions from deferred asset tax sharing given to ratepayers as previously mandated by the OEB. Subsequent to the ODC Decision, the impact represents the recovery of deferred tax asset sharing currently allocated to rate-payers. See Note 13 – Regulatory Assets and Liabilities.

The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2020	2019
Current income tax expense	**29**	24
Deferred income tax recovery	**(814)**	(30)
Total income tax recovery	**(785)**	(6)

Hydro One Limited Annual Report 2020 69

Notes to Consolidated Financial Statements

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities reflect the future tax consequences attributable to temporary differences between the tax bases and the financial statement carrying amounts of the assets and liabilities including the carryforward amounts of tax losses and tax credits. Deferred income tax assets and liabilities attributable to the Company's regulated business are recognized with a corresponding offset in deferred income tax regulatory assets and liabilities to reflect the anticipated recovery or repayment of these balances in the future electricity rates. At December 31, 2020 and 2019, deferred income tax assets and liabilities consisted of the following:

As at December 31 (millions of dollars)	2020	2019
Deferred income tax assets		
Post-retirement and post-employment benefits expense in excess of cash payments	685	638
Pension obligations	607	405
Non-capital losses	323	331
Non-depreciable capital property	271	271
Tax credit carryforwards	119	92
Investment in subsidiaries	100	95
Depreciation and amortization in excess of capital cost allowance	57	59
Environmental expenditures	48	51
Other	14	20
	2,224	1,962
Less: valuation allowance	(380)	(375)
Total deferred income tax assets	1,844	1,587
Deferred income tax liabilities		
Capital cost allowance in excess of depreciation and amortization	1,022	377
Regulatory assets and liabilities	728	495
Goodwill	11	10
Other	15	18
Total deferred income tax liabilities	1,776	900
Net deferred income tax assets	68	687

The net deferred income tax assets are presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2020	2019
Long-term:		
Deferred income tax assets	124	748
Deferred income tax liabilities	(56)	(61)
Net deferred income tax assets	68	687

The valuation allowance for deferred tax assets as at December 31, 2020 was $380 million (2019 – $375 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2020 and 2019, the Company had non-capital losses carried forward available to reduce future years' taxable income, which expire as follows:

Year of expiry (millions of dollars)	2020	2019
2034	–	2
2035	171	221
2036	552	551
2037	172	172
2038	95	95
2039	200	202
2040	27	–
Total losses	1,217	1,243

70 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements 8. OTHER COMPREHENSIVE LOSS Year ended December 31 (millions of dollars) 2020 2019 Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 6, 18)1 (20) 2 Loss on pension and other post-employment benefits (OPEB) transfer (Note 20) (6) — Other 2 (4) (24) (2) 1 Includes $7 million realized loss on cash flow hedges reclassified to financing charges (2019 – $nil). 9. ACCOUNTS RECEIVABLE As at December 31 (millions of dollars) 2020 2019 Accounts receivable – billed 347 330 Accounts receivable – unbilled 421 393 Accounts receivable, gross 768 723 Allowance for doubtful accounts (46) (22) Accounts receivable, net 722 701 The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2020 and 2019: Year ended December 31 (millions of dollars) 2020 2019 Allowance for doubtful accounts – beginning (22) (21) Write-offs 11 18 Additions to allowance for doubtful accounts1 (35) (19) Allowance for doubtful accounts – ending (46) (22) 1 Additions to allowance for doubtful accounts for the year ended December 31, 2020 include incremental $14 million related to the COVID-19 pandemic which were recognized in OM&A in 2020 (2019 – $nil) . 10. OTHER CURRENT ASSETS As at December 31 (millions of dollars) 2020 2019 Regulatory assets (Note 13) 105 52 Prepaid expenses and other assets 53 49 Materials and supplies 23 21 Derivative assets (Note 18) 3 — 184 122 Hydro One Limited Annual Report 2020 71Notes to Consolidated Financial Statements 8. OTHER COMPREHENSIVE LOSS Year ended December 31 (millions of dollars) 2020 2019 Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 6, 18)1 (20) 2 Loss on pension and other post-employment benefits (OPEB) transfer (Note 20) (6) — Other 2 (4) (24) (2) 1 Includes $7 million realized loss on cash flow hedges reclassified to financing charges (2019 – $nil). 9. ACCOUNTS RECEIVABLE As at December 31 (millions of dollars) 2020 2019 Accounts receivable – billed 347 330 Accounts receivable – unbilled 421 393 Accounts receivable, gross 768 723 Allowance for doubtful accounts (46) (22) Accounts receivable, net 722 701 The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2020 and 2019: Year ended December 31 (millions of dollars) 2020 2019 Allowance for doubtful accounts – beginning (22) (21) Write-offs 11 18 Additions to allowance for doubtful accounts1 (35) (19) Allowance for doubtful accounts – ending (46) (22) 1 Additions to allowance for doubtful accounts for the year ended December 31, 2020 include incremental $14 million related to the COVID-19 pandemic which were recognized in OM&A in 2020 (2019 – $nil) . 10. OTHER CURRENT ASSETS As at December 31 (millions of dollars) 2020 2019 Regulatory assets (Note 13) 105 52 Prepaid expenses and other assets 53 49 Materials and supplies 23 21 Derivative assets (Note 18) 3 — 184 122 Hydro One Limited Annual Report 2020 71

Notes to Consolidated Financial Statements

11. PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2020 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	**18,213**	**5,989**	**876**	**13,100**
Distribution	**11,544**	**3,949**	**101**	**7,696**
Communication	**1,395**	**1,079**	**45**	**361**
Administration and service	**1,729**	**959**	**113**	**883**
Easements	**671**	**80**	**–**	**591**
	33,552	**12,056**	**1,135**	**22,631**

As at December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	17,454	5,714	711	12,451
Distribution	10,991	3,747	85	7,329
Communication	1,355	1,002	43	396
Administration and service	1,617	931	53	739
Easements	663	77	–	586
	32,080	11,471	892	21,501

Financing charges capitalized on property, plant and equipment under construction were $46 million in 2020 (2019 – $45 million).

12. INTANGIBLE ASSETS

As at December 31, 2020 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	**1,034**	**581**	**59**	**512**
Other	**7**	**5**	**–**	**2**
	1,041	**586**	**59**	**514**

As at December 31, 2019 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	912	512	56	456
Other	5	5	–	–
	917	517	56	456

Financing charges capitalized to intangible assets under development were $3 million in 2020 (2019 – $3 million). The estimated annual amortization expense for intangible assets is as follows: 2021 – $73 million; 2022 – $70 million; 2023 – $60 million; 2024 – $49 million; and 2025 – $48 million.

72 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

13. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at December 31 (millions of dollars)	2020	2019
Regulatory assets:		
Deferred income tax regulatory asset	**2,343**	1,109
Pension benefit regulatory asset	**1,660**	1,125
Deferred tax asset sharing	**204**	–
Environmental	**133**	141
Post-retirement and post-employment benefits – non-service cost	**113**	96
Foregone revenue deferral	**63**	67
Post-retirement and post-employment benefits	**59**	105
Stock-based compensation	**41**	42
Conservation and Demand Management (CDM) variance	**16**	–
Debt premium	**12**	17
Other	**32**	26
Total regulatory assets	**4,676**	2,728
Less: current portion	**(105)**	(52)
	4,571	2,676
Regulatory liabilities:		
Retail settlement variance account	**92**	23
Tax rule changes variance	**70**	44
Earnings sharing mechanism deferral	**37**	21
Pension cost differential	**31**	31
Green energy expenditure variance	**22**	31
Asset removal costs cumulative variance	**19**	–
External revenue variance	**7**	6
Deferred income tax regulatory liability	**4**	5
Distribution rate riders	**1**	42
Other	**14**	9
Total regulatory liabilities	**297**	212
Less: current portion	**(66)**	(45)
	231	167

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company's income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2020 income tax expense would have been higher by approximately $187 million (2019 – higher by $221 million), of which $146 million is included in Deferred Income Tax Regulatory Asset and Liability with the remaining $41 million included in Deferred Tax Asset Sharing.

On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the *Electricity Act, 1998* (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would have resulted in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.

On March 7, 2019, the OEB issued its DTA Decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks'

Hydro One Limited Annual Report 2020 73

Notes to Consolidated Financial Statements 2018-2022 distribution rates, in which it directed the Company to apply implement the recovery of the deferred tax asset amounts allocated the Original Decision to Hydro One Networks’ distribution rates. As a to ratepayers for the 2017 to 2022 period, this $204 million regulatory result, as at December 31, 2018, the Company recorded impairment asset will continue to increase to recognize the additional amounts charges relating to Hydro One Networks’ distribution and transmission shared with ratepayers during the reporting period. deferred income tax regulatory asset. Notwithstanding the recognition Environmental of the eec ff ts of the DTA Decision in the 2018 financial statements, on Hydro One records a liability for the estimated future expenditures April 5, 2019, the Company filed an appeal with the Ontario Divisional required to remediate environmental contamination. A regulatory Court with respect to the OEB’s DTA Decision. The appeal was heard on asset is recognized because management considers it to be probable November 21, 2019. environmental expenditures will be recovered in the future through On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC the rate-setting process. The Company has recorded an equivalent Decision) on the Company’s appeal of the OEB’s DTA Decision. amount as a regulatory asset. In 2020, the environmental regulatory asset increased by $12 million (2019 – decreased by $3 million) to reflect In connection with the ODC Decision, the Company recorded a related changes in the Company’s LAR environmental liabilities. The reversal of the previously recognized impairment charge of Hydro One environmental regulatory asset is amortized to results of operations Networks’ distribution and transmission deferred income tax regulatory based on the paern o tt f actual expenditures incurred and charged to asset in its financial statements for the year ended December 31, 2020. environmental liabilities. The OEB has the discretion to examine and The reversal of the previously recognized impaired charge included the assess the prudency and the timing of recovery of all of Hydro One’s regulatory asset relating to the cumulative deferred tax asset amounts actual environmental expenditures. In the absence of rate-regulated shared with ratepayers (deferred tax asset sharing) up to and including accounting, 2020 OM&A expenses would have been higher by June 30, 2020 by Hydro One Networks’ distribution and transmission $12 million (2019 – lower by $3 million). In addition, 2020 amortization segments of $58 million and $118 million, respectively. Hydro One expense would have been lower by $23 million (2019 – $25 million), and recognized deferred income tax regulatory assets of $504 million and 2020 financing charges would have been higher by $3 million (2019 – $673 million for Hydro One Networks distribution and transmission $4 million). segments, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of Post-Retirement and Post-Employment Benefits – $867 million as deferred income tax recovery during the year ended Non-Service Cost December 31, 2020. Hydro One has recorded a regulatory asset relating to the future recovery of its post-retirement and post-employment benefits other Pension Benefit Regulatory Asset than service costs. The regulatory asset includes the applicable tax In accordance with OEB rate orders, pension costs are recovered impact to reflect taxes payable. Prior to adoption of ASU 2017-07 in on a cash basis as employer contributions are paid to the pension 2018, these amounts were capitalized to property, plant and equipment fund in accordance with the Pension Benefits Act (Ontario). The and intangible assets. As part of Hydro One Networks’ 2020-2022 Company recognizes the net unfunded status of pension obligations Transmission Decision, the OEB concluded that the non-service on the consolidated balance sheets with an os ff et to the associated cost component of Hydro One’s OPEB costs shall be recognized as regulatory asset. A regulatory asset is recognized because management OM&A for both its transmission and distribution businesses. Hydro considers it to be probable that pension benefit costs will be recovered One Networks distribution continues to record the non-service in the future through the rate-setting process. The pension benefit cost component of OPEBs in this account until its next rebasing obligation is remeasured to the present value of the actuarially application. The OEB approved the disposition of Hydro One Networks determined benefit obligation at each year end based on an annual transmission’s account balance as at December 31, 2018, including actuarial report, with an os ff et to the associated regulatory asset, to accrued interest, which is being collected from ratepayers over a three- the extent of the remeasurement adjustment. In the absence of rate- year period ending December 31, 2022. regulated accounting, OCL would have been higher by $470 million (2019 – $597 million) and OM&A expenses would have been higher by Foregone Revenue Deferral $89 million (2019 – lower by $20 million). As at December 31, 2020, the foregone revenue deferral account is primarily made up of the difference between revenue earned by Deferred Tax Asset Sharing Hydro One Networks transmission, NRLP, B2M LP, and HOSSM under On October 2, 2020, the OEB issued a procedural order to implement the approved UTRs based on OEB-approved 2020 rates revenue the direction of the Ontario Divisional Court and required Hydro One to requirement and load forecast and the revenues earned under interim submit its proposal for the recovery of the deferred tax asset amounts 2020 UTRs. Hydro One Networks transmission’s foregone revenue, allocated to ratepayers for the 2017 to 2022 period. As at December 31, including accrued interest, is being collected from ratepayers over 2020, Hydro One recorded a regulatory asset of $204 million for the a two-year period ending December 31, 2022. NRLP, B2M LP, and cumulative deferred tax asset amounts shared with ratepayers since HOSSM’s foregone revenue, including accrued interest, is being 2017 to date, consisting of $70 million and $134 million for Hydro One collected from ratepayers over a one-year period ended December 31, Networks’ distributions and transmission segments, respectively. As 2021. As at December 31, 2019, the foregone revenue deferral account a result of the OEB’s procedural order, the $204 million regulatory was primarily made up of the difference between revenue earned based asset relating to the cumulative deferred tax asset amounts allocated on distribution rates approved by the OEB in Hydro One Networks’ to ratepayers since 2017 has been separately presented from the 2018-2022 distribution rates application, eec ff tive May 1, 2018, and deferred income tax regulatory asset. Until the OEB issues the order to 74 Hydro One Limited Annual Report 2020Notes to Consolidated Financial Statements 2018-2022 distribution rates, in which it directed the Company to apply implement the recovery of the deferred tax asset amounts allocated the Original Decision to Hydro One Networks’ distribution rates. As a to ratepayers for the 2017 to 2022 period, this $204 million regulatory result, as at December 31, 2018, the Company recorded impairment asset will continue to increase to recognize the additional amounts charges relating to Hydro One Networks’ distribution and transmission shared with ratepayers during the reporting period. deferred income tax regulatory asset. Notwithstanding the recognition Environmental of the eec ff ts of the DTA Decision in the 2018 financial statements, on Hydro One records a liability for the estimated future expenditures April 5, 2019, the Company filed an appeal with the Ontario Divisional required to remediate environmental contamination. A regulatory Court with respect to the OEB’s DTA Decision. The appeal was heard on asset is recognized because management considers it to be probable November 21, 2019. environmental expenditures will be recovered in the future through On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC the rate-setting process. The Company has recorded an equivalent Decision) on the Company’s appeal of the OEB’s DTA Decision. amount as a regulatory asset. In 2020, the environmental regulatory asset increased by $12 million (2019 – decreased by $3 million) to reflect In connection with the ODC Decision, the Company recorded a related changes in the Company’s LAR environmental liabilities. The reversal of the previously recognized impairment charge of Hydro One environmental regulatory asset is amortized to results of operations Networks’ distribution and transmission deferred income tax regulatory based on the paern o tt f actual expenditures incurred and charged to asset in its financial statements for the year ended December 31, 2020. environmental liabilities. The OEB has the discretion to examine and The reversal of the previously recognized impaired charge included the assess the prudency and the timing of recovery of all of Hydro One’s regulatory asset relating to the cumulative deferred tax asset amounts actual environmental expenditures. In the absence of rate-regulated shared with ratepayers (deferred tax asset sharing) up to and including accounting, 2020 OM&A expenses would have been higher by June 30, 2020 by Hydro One Networks’ distribution and transmission $12 million (2019 – lower by $3 million). In addition, 2020 amortization segments of $58 million and $118 million, respectively. Hydro One expense would have been lower by $23 million (2019 – $25 million), and recognized deferred income tax regulatory assets of $504 million and 2020 financing charges would have been higher by $3 million (2019 – $673 million for Hydro One Networks distribution and transmission $4 million). segments, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of Post-Retirement and Post-Employment Benefits – $867 million as deferred income tax recovery during the year ended Non-Service Cost December 31, 2020. Hydro One has recorded a regulatory asset relating to the future recovery of its post-retirement and post-employment benefits other Pension Benefit Regulatory Asset than service costs. The regulatory asset includes the applicable tax In accordance with OEB rate orders, pension costs are recovered impact to reflect taxes payable. Prior to adoption of ASU 2017-07 in on a cash basis as employer contributions are paid to the pension 2018, these amounts were capitalized to property, plant and equipment fund in accordance with the Pension Benefits Act (Ontario). The and intangible assets. As part of Hydro One Networks’ 2020-2022 Company recognizes the net unfunded status of pension obligations Transmission Decision, the OEB concluded that the non-service on the consolidated balance sheets with an os ff et to the associated cost component of Hydro One’s OPEB costs shall be recognized as regulatory asset. A regulatory asset is recognized because management OM&A for both its transmission and distribution businesses. Hydro considers it to be probable that pension benefit costs will be recovered One Networks distribution continues to record the non-service in the future through the rate-setting process. The pension benefit cost component of OPEBs in this account until its next rebasing obligation is remeasured to the present value of the actuarially application. The OEB approved the disposition of Hydro One Networks determined benefit obligation at each year end based on an annual transmission’s account balance as at December 31, 2018, including actuarial report, with an os ff et to the associated regulatory asset, to accrued interest, which is being collected from ratepayers over a three- the extent of the remeasurement adjustment. In the absence of rate- year period ending December 31, 2022. regulated accounting, OCL would have been higher by $470 million (2019 – $597 million) and OM&A expenses would have been higher by Foregone Revenue Deferral $89 million (2019 – lower by $20 million). As at December 31, 2020, the foregone revenue deferral account is primarily made up of the difference between revenue earned by Deferred Tax Asset Sharing Hydro One Networks transmission, NRLP, B2M LP, and HOSSM under On October 2, 2020, the OEB issued a procedural order to implement the approved UTRs based on OEB-approved 2020 rates revenue the direction of the Ontario Divisional Court and required Hydro One to requirement and load forecast and the revenues earned under interim submit its proposal for the recovery of the deferred tax asset amounts 2020 UTRs. Hydro One Networks transmission’s foregone revenue, allocated to ratepayers for the 2017 to 2022 period. As at December 31, including accrued interest, is being collected from ratepayers over 2020, Hydro One recorded a regulatory asset of $204 million for the a two-year period ending December 31, 2022. NRLP, B2M LP, and cumulative deferred tax asset amounts shared with ratepayers since HOSSM’s foregone revenue, including accrued interest, is being 2017 to date, consisting of $70 million and $134 million for Hydro One collected from ratepayers over a one-year period ended December 31, Networks’ distributions and transmission segments, respectively. As 2021. As at December 31, 2019, the foregone revenue deferral account a result of the OEB’s procedural order, the $204 million regulatory was primarily made up of the difference between revenue earned based asset relating to the cumulative deferred tax asset amounts allocated on distribution rates approved by the OEB in Hydro One Networks’ to ratepayers since 2017 has been separately presented from the 2018-2022 distribution rates application, eec ff tive May 1, 2018, and deferred income tax regulatory asset. Until the OEB issues the order to 74 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements revenue earned under the interim rates until the approved 2018 of power purchased from the Independent Electricity System Operator and 2019 rates were implemented on July 1, 2019. This amount was (IESO) and the cost of power recovered from ratepayers. The balance recovered from ratepayers over an eighteen-month period ending as at December 31, 2014, including accrued interest, was approved December 31, 2020. for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider. The balance as at December 31, 2019, including Post-Retirement and Post-Employment Benefits accrued interest, was approved for disposition over a one-year period In accordance with OEB rate orders, post-retirement and post- ending December 31, 2021 by the OEB as part of Hydro One Networks employment benefits costs are recovered on an accrual basis. The distribution 2021 annual update rate application. Company recognizes the net unfunded status of post-retirement and post-employment obligations on the consolidated balance sheets with Tax Rule Changes Variance an incremental os ff et to the associated regulatory assets. A regulatory The 2019 federal and Ontario budgets (Budgets) provided certain asset is recognized because management considers it to be probable time-limited investment incentives permitting Hydro One to deduct that post-retirement and post-employment benefit costs will be accelerated capital cost allowance of up to three times the first-year recovered in the future through the rate-setting process. The post- rate for capital investments acquired after November 20, 2018 and retirement and post-employment benefit obligation is remeasured to placed in-service before January 1, 2028 (Accelerated Depreciation). the present value of the actuarially determined benefit obligation at Following the enactment of the Budget measures in the second quarter each year end based on an annual actuarial report, with an os ff et to the of 2019, the OEB directed all Ontario regulated utilities including Hydro associated regulatory asset or liability as the case may be, to the extent One to track the full revenue impact of the tax benefits related to the of the remeasurement adjustment. In the absence of rate-regulated Accelerated Depreciation rules to ratepayers. The tax benefit to be accounting, 2020 OCL would have been lower by $46 million (2019 – returned to ratepayers in the future gave rise to a regulatory liability and higher by $235 million). resulted in a decrease in revenues as current rates do not include the benefit of the Accelerated Depreciation; therefore, the revenue subject Stock-based Compensation to refund cannot be recognized. The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share Earnings Sharing Mechanism Deferral grant plans’ costs will be recovered in the future through the rate- In March 2019, the OEB approved the establishment of an earnings setting process. In the absence of rate-regulated accounting, OM&A sharing mechanism deferral account for Hydro One Networks expenses would be lower by $1 million (2019 – $nil). Share grant costs distribution to record over-earnings including tax impacts, if any, are transferred to labour costs at the time the share grants vest and are realized for any year from 2018 to 2022. Under this mechanism, Hydro issued, and are recovered in rates in accordance with recovery of said One shares 50% of regulated earnings that exceed the OEB-approved labour costs. regulatory return-on-equity by more than 100 basis points with distribution ratepayers. This account is asymmetrical to the benefit of CDM Variance ratepayers. The balance as at December 31, 2019, including accrued The CDM variance account tracks the impact of actual CDM and interest, was approved for disposition on an interim basis over a one demand response programs on the actual load forecast compared to year period ending December 31, 2021 by the OEB as part of Hydro One the estimated load forecast included in revenue requirement. As per Networks distribution 2021 annual update rate application. A similar the OEB’s decision on Hydro One Networks’ 2017 and 2018 transmission account was also approved for B2M LP in January 2020, and Hydro One rates, and 2019 transmission rates, this account was maintained to Networks transmission and NRLP in April 2020. No amounts have been record any variances for 2017, 2018, and 2019. A CDM variance amount recorded for these subsidiaries. for 2017 was calculated and proposed for disposition in Hydro One Networks’ 2020-2022 transmission rate application. In April 2020, Pension Cost Differential the amount as at December 31, 2018, including accrued interest, was Variances between the pension cost recognized and the cost approved for disposition by the OEB and was recognized as a regulatory embedded in rates as part of the rate-setting process for Hydro One asset. The amount was approved to be recovered from ratepayers over Networks’ transmission and distribution businesses are recognized as a three-year period ending December 31, 2022. a regulatory asset or regulatory liability, as the case may be. Variances into the account were not recognized for the distribution business in Debt Premium 2019 in accordance with the OEB’s decision on the motion to review The value of debt assumed in the acquisition of HOSSM has been and vary the OEB’s decision as it relates to rates revenue requirement recorded at fair value in accordance with US GAAP – Business recovery of employer pension costs. In March 2019, the OEB approved Combinations. The OEB allows for recovery of interest at the coupon the disposition of the distribution business portion of the balance as rate of the Senior Secured Bonds and a regulatory asset has been at December 31, 2016, including accrued interest, and the balance recorded for the difference between the fair value and face value of was transferred to the 2019-2020 Rate Rider. In April 2020, the OEB this debt. The debt premium is recovered over the remaining term approved the disposition of the transmission business portion of the of the debt. balance as at December 31, 2018, including accrued interest, which is being returned to ratepayers over a three-year period ending Retail Settlement Variance Account (RSVA) December 31, 2022. In the absence of rate-regulated accounting, 2020 Hydro One has deferred certain retail settlement variance amounts revenue would have been higher by $1 million (2019 – $5 million). under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost Hydro One Limited Annual Report 2020 75Notes to Consolidated Financial Statements revenue earned under the interim rates until the approved 2018 of power purchased from the Independent Electricity System Operator and 2019 rates were implemented on July 1, 2019. This amount was (IESO) and the cost of power recovered from ratepayers. The balance recovered from ratepayers over an eighteen-month period ending as at December 31, 2014, including accrued interest, was approved December 31, 2020. for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider. The balance as at December 31, 2019, including Post-Retirement and Post-Employment Benefits accrued interest, was approved for disposition over a one-year period In accordance with OEB rate orders, post-retirement and post- ending December 31, 2021 by the OEB as part of Hydro One Networks employment benefits costs are recovered on an accrual basis. The distribution 2021 annual update rate application. Company recognizes the net unfunded status of post-retirement and post-employment obligations on the consolidated balance sheets with Tax Rule Changes Variance an incremental os ff et to the associated regulatory assets. A regulatory The 2019 federal and Ontario budgets (Budgets) provided certain asset is recognized because management considers it to be probable time-limited investment incentives permitting Hydro One to deduct that post-retirement and post-employment benefit costs will be accelerated capital cost allowance of up to three times the first-year recovered in the future through the rate-setting process. The post- rate for capital investments acquired after November 20, 2018 and retirement and post-employment benefit obligation is remeasured to placed in-service before January 1, 2028 (Accelerated Depreciation). the present value of the actuarially determined benefit obligation at Following the enactment of the Budget measures in the second quarter each year end based on an annual actuarial report, with an os ff et to the of 2019, the OEB directed all Ontario regulated utilities including Hydro associated regulatory asset or liability as the case may be, to the extent One to track the full revenue impact of the tax benefits related to the of the remeasurement adjustment. In the absence of rate-regulated Accelerated Depreciation rules to ratepayers. The tax benefit to be accounting, 2020 OCL would have been lower by $46 million (2019 – returned to ratepayers in the future gave rise to a regulatory liability and higher by $235 million). resulted in a decrease in revenues as current rates do not include the benefit of the Accelerated Depreciation; therefore, the revenue subject Stock-based Compensation to refund cannot be recognized. The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share Earnings Sharing Mechanism Deferral grant plans’ costs will be recovered in the future through the rate- In March 2019, the OEB approved the establishment of an earnings setting process. In the absence of rate-regulated accounting, OM&A sharing mechanism deferral account for Hydro One Networks expenses would be lower by $1 million (2019 – $nil). Share grant costs distribution to record over-earnings including tax impacts, if any, are transferred to labour costs at the time the share grants vest and are realized for any year from 2018 to 2022. Under this mechanism, Hydro issued, and are recovered in rates in accordance with recovery of said One shares 50% of regulated earnings that exceed the OEB-approved labour costs. regulatory return-on-equity by more than 100 basis points with distribution ratepayers. This account is asymmetrical to the benefit of CDM Variance ratepayers. The balance as at December 31, 2019, including accrued The CDM variance account tracks the impact of actual CDM and interest, was approved for disposition on an interim basis over a one demand response programs on the actual load forecast compared to year period ending December 31, 2021 by the OEB as part of Hydro One the estimated load forecast included in revenue requirement. As per Networks distribution 2021 annual update rate application. A similar the OEB’s decision on Hydro One Networks’ 2017 and 2018 transmission account was also approved for B2M LP in January 2020, and Hydro One rates, and 2019 transmission rates, this account was maintained to Networks transmission and NRLP in April 2020. No amounts have been record any variances for 2017, 2018, and 2019. A CDM variance amount recorded for these subsidiaries. for 2017 was calculated and proposed for disposition in Hydro One Networks’ 2020-2022 transmission rate application. In April 2020, Pension Cost Differential the amount as at December 31, 2018, including accrued interest, was Variances between the pension cost recognized and the cost approved for disposition by the OEB and was recognized as a regulatory embedded in rates as part of the rate-setting process for Hydro One asset. The amount was approved to be recovered from ratepayers over Networks’ transmission and distribution businesses are recognized as a three-year period ending December 31, 2022. a regulatory asset or regulatory liability, as the case may be. Variances into the account were not recognized for the distribution business in Debt Premium 2019 in accordance with the OEB’s decision on the motion to review The value of debt assumed in the acquisition of HOSSM has been and vary the OEB’s decision as it relates to rates revenue requirement recorded at fair value in accordance with US GAAP – Business recovery of employer pension costs. In March 2019, the OEB approved Combinations. The OEB allows for recovery of interest at the coupon the disposition of the distribution business portion of the balance as rate of the Senior Secured Bonds and a regulatory asset has been at December 31, 2016, including accrued interest, and the balance recorded for the difference between the fair value and face value of was transferred to the 2019-2020 Rate Rider. In April 2020, the OEB this debt. The debt premium is recovered over the remaining term approved the disposition of the transmission business portion of the of the debt. balance as at December 31, 2018, including accrued interest, which is being returned to ratepayers over a three-year period ending Retail Settlement Variance Account (RSVA) December 31, 2022. In the absence of rate-regulated accounting, 2020 Hydro One has deferred certain retail settlement variance amounts revenue would have been higher by $1 million (2019 – $5 million). under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost Hydro One Limited Annual Report 2020 75

Notes to Consolidated Financial Statements

Green Energy Expenditure Variance
In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received. The smart grid variance account balance as at December 31, 2016, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider.

Asset Removal Costs Cumulative Variance
In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks transmission to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs incurred from 2020 to 2022. This account is asymmetrical to the benefit of ratepayers on a cumulative basis over the 2020-2022 rate period.

External Revenue Variance
The external revenue variance account balance reflects the difference between Hydro One Networks transmission's actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts. In April 2020, the OEB approved the disposition of the external revenue variance account as at December 31, 2018, including accrued interest, which is being returned to ratepayers over a three-year period ending December 31, 2022.

Distribution Rate Riders
In March 2019, as part of its decision on Hydro One Networks' distribution rates application for 2018-2022, the OEB approved the disposition of certain deferral and variance accounts which were accumulated in a 2019-2020 Rate Rider. The Distribution Rate Riders balance includes the 2019-2020 Rate Rider, where amounts were returned to ratepayers over an 18-months period ending December 31, 2020. There is a balance in the 2019-2020 Rate Rider that remains which represents amounts that shall be collected from ratepayers in a future rate application. This amount is largely offset by the 2015-2017 Rate Rider balance, which was approved for disposition over a one-year period ending December 31, 2021 by the OEB as part of Hydro One Networks distribution 2021 annual update rate application.

COVID-19 Emergency Deferral
The COVID-19 emergency deferral account comprises of five sub-accounts established to track incremental costs and lost revenues related to the COVID-19 pandemic: (i) Billing and System Changes as a Result of the Emergency Order Regarding Time-of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, (iii) Other Incremental Costs, (iv) Foregone Revenues from Postponing Rate Implementation, and (v) Bad Debt.

During the year, the Company had initially assessed that it was probable that incremental bad debt expense associated with the COVID-19 pandemic would be recovered in future rates, and as a result, a $14 million regulatory asset had been recognized. On December 16, 2020, the OEB Staff released their proposal on the COVID-19 deferral accounts which introduces certain criteria that may need to be satisfied for amounts to be eligible for recovery. Based on Hydro One's interpretation of the OEB Staff's proposal, the Company reversed the regulatory asset recorded for incremental bad debt and recognized a corresponding increase to bad debt expense in the consolidated statement of operations and comprehensive income. Hydro One continues to track certain incremental costs and lost revenues that have arisen due to the COVID-19 pandemic. As at December 31, 2020, Hydro One has assessed that these amounts are not probable for future recovery in rates and no amounts related to the COVID-19 pandemic have been recognized as regulatory assets.

14. OTHER LONG-TERM ASSETS

As at December 31 (millions of dollars)	2020	2019
Right-of-Use assets (Note 23)	77	75
Investments (Note 18)	7	2
Derivative assets (Note 18)	—	3
Other long-term assets	8	7
	92	87

76 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

15. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at December 31 (millions of dollars)	2020	2019
Accrued liabilities	566	612
Accounts payable	238	189
Accrued interest	118	104
Regulatory liabilities (Note 13)	66	45
Environmental liabilities (Note 21)	33	30
Lease obligations (Note 23)	12	9
Derivative liabilities (Note 18)	11	–
	1,044	989

16. OTHER LONG-TERM LIABILITIES

As at December 31 (millions of dollars)	2020	2019
Post-retirement and post-employment benefit liability (Note 20)	1,797	1,723
Pension benefit liability (Note 20)	1,660	1,125
Environmental liabilities (Note 21)	100	111
Lease obligations (Note 23)	70	69
Derivative liabilities (Note 18)	14	–
Asset retirement obligations (Note 22)	13	10
Long-term accounts payable	3	3
Other long-term liabilities	17	14
	3,674	3,055

17. DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.'s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.'s revolving standby credit facilities totalling $2,300 million.

At December 31, 2020, Hydro One's consolidated committed, unsecured and undrawn credit facilities (Operating Credit Facilities) consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Hydro One Inc.			
Revolving standby credit facilities	June 2024	2,300	–
Hydro One			
Five-year senior, revolving term credit facility	June 2024	250	–
Total		2,550	–

The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

Subsidiary Debt Guarantee

Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At December 31, 2020 and 2019, no debt securities have been issued by HOHL.

Hydro One Limited Annual Report 2020 77

Notes to Consolidated Financial Statements

Long-Term Debt

The following table presents long-term debt outstanding at December 31, 2020 and 2019:

As at December 31 (millions of dollars)	**2020**	2019
4.40% Series 20 notes due 2020	**–**	300
1.62% Series 33 notes due 2020[1]	**–**	350
1.84% Series 34 notes due 2021	**500**	500
2.57% Series 39 notes due 2021[1]	**300**	300
3.20% Series 25 notes due 2022	**600**	600
0.71% Series 48 notes due 2023	**600**	–
2.54% Series 42 notes due 2024	**700**	700
1.76% Series 45 notes due 2025	**400**	–
2.97% Series 40 notes due 2025	**350**	350
2.77% Series 35 notes due 2026	**500**	500
3.02% Series 43 notes due 2029	**550**	550
2.16% Series 46 notes due 2030	**400**	–
7.35% Debentures due 2030	**400**	400
1.69% Series 49 notes due 2031	**400**	–
6.93% Series 2 notes due 2032	**500**	500
6.35% Series 4 notes due 2034	**385**	385
5.36% Series 9 notes due 2036	**600**	600
4.89% Series 12 notes due 2037	**400**	400
6.03% Series 17 notes due 2039	**300**	300
5.49% Series 18 notes due 2040	**500**	500
4.39% Series 23 notes due 2041	**300**	300
6.59% Series 5 notes due 2043	**315**	315
4.59% Series 29 notes due 2043	**435**	435
4.17% Series 32 notes due 2044	**350**	350
5.00% Series 11 notes due 2046	**325**	325
3.91% Series 36 notes due 2046	**350**	350
3.72% Series 38 notes due 2047	**450**	450
3.63% Series 41 notes due 2049	**750**	750
2.71% Series 47 notes due 2050	**500**	–
3.64% Series 44 notes due 2050	**250**	250
4.00% Series 24 notes due 2051	**225**	225
3.79% Series 26 notes due 2062	**310**	310
4.29% Series 30 notes due 2064	**50**	50
Hydro One Inc. long-term debt (a)	**12,995**	11,345
1.41% Series 2020-1 notes due 2027	**425**	–
Hydro One long-term debt (b)	**425**	–
6.6% Senior Secured Bonds due 2023 (Principal amount – $102 million)	**113**	121
4.6% Note Payable due 2023 (Principal amount – $36 million)	**38**	39
HOSSM long-term debt (c)	**151**	160
	13,571	11,505
Add: Net unamortized debt premiums	**10**	12
Add: Unrealized mark-to-market loss[1]	**3**	1
Less: Unamortized deferred debt issuance costs	**(52)**	(43)
Total long-term debt	**13,532**	11,475

1 The unrealized mark-to-market net loss of $3 million (2019 – $1 million) relates to $300 million Series 39 notes due 2021. The unrealized mark-to-market net loss is offset by a $3 million unrealized mark-to-market net gain (2019 – $1 million) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

78 **Hydro One Limited** Annual Report 2020

Notes to Consolidated Financial Statements

(a) Hydro One Inc. long-term debt

At December 31, 2020, long-term debt of $12,995 million (2019 – $11,345 million) was outstanding, the majority of which was issued under Hydro One Inc.'s Medium Term Note (MTN) Program. In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At December 31, 2020, $2,800 million remained available for issuance under this MTN Program prospectus.

In 2020, Hydro One Inc. issued long-term debt totalling $2,300 million (2019 – $1,500 million) and repaid long-term debt of $650 million (2019 – $728 million) under its MTN Program.

(b) Hydro One long-term debt

On August 20, 2020, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 20, 2022. At December 31, 2020, $1,575 million remained available for issuance.

In 2020, Hydro One issued $425 million of long-term debt with a maturity date of October 15, 2027 and a coupon rate of 1.41%, under the Universal Base Shelf Prospectus (2019 – $nil).

(c) HOSSM long-term debt

At December 31, 2020, HOSSM long-term debt of $151 million (2019 – $160 million), with a principal amount of $138 million (2019 – $141 million) was outstanding. In 2020, no long-term debt was issued (2019 – $nil), and $3 million (2019 – $2 million) of long-term debt was repaid.

The total long-term debt is presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2020	2019
Current liabilities:		
Long-term debt payable within one year	806	653
Long-term liabilities:		
Long-term debt	12,726	10,822
Total long-term debt	13,532	11,475

Principal and Interest Payments

At December 31, 2020, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments (millions of dollars)	Interest Payments (millions of dollars)	Weighted-Average Interest Rate (%)
Year 1	803	498	2.1
Year 2	604	483	3.2
Year 3	731	467	1.7
Year 4	700	452	2.5
Year 5	750	434	2.3
	3,588	2,334	2.3
Years 6-10	2,275	2,004	3.3
Thereafter	7,695	4,073	4.6
	13,558	8,411	3.8

Hydro One Limited Annual Report 2020 **79**

Notes to Consolidated Financial Statements

18. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2020 and 2019, the Company's carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company's long-term debt at December 31, 2020 and 2019 are as follows:

As at December 31 (millions of dollars)	2020 Carrying Value	2020 Fair Value	2019 Carrying Value	2019 Fair Value
Long-term debt measured at fair value:				
$50 million of MTN Series 33 notes	–	–	50	50
$300 million MTN Series 39 notes	303	303	301	301
Other notes and debentures	13,229	16,226	11,124	13,121
Long-term debt, including current portion	13,532	16,529	11,475	13,472

Fair Value Measurements of Derivative Instruments

Fair Value Hedges

At December 31, 2020, Hydro One Inc. had interest-rate swaps with a total notional amount of $300 million (2019 – $350 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.'s fair value hedge exposure was approximately 2% (2019 – 3%) of its total long-term debt. At December 31, 2020, Hydro One Inc. had the following interest-rate swap designated as a fair value hedge:

- a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.

Cash Flow Hedges

At December 31, 2020, Hydro One Inc. had a total of $800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.

In March 2020, Hydro One Inc. entered into $400 million of bond forward agreements. Consistent with their intention to mitigate the Company's exposure to variability in interest rates on forecasted fixed-rate long-term debt issuance, the $400 million bond forward agreements were settled upon the issuance of the Series 48 notes in October 2020, for a payment of $3 million on settlement, which is being amortized over the term of the related note.

At December 31, 2020 and 2019, the Company had no derivative instruments classified as undesignated contracts.

In October 2017, the Company entered into a Foreign-Exchange Contract to convert $1,400 million Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars, and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The Foreign-Exchange Contract was contingent on the Company closing the proposed Merger (see Note 4 – Business Combinations) and was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed with the issuance of Convertible Debentures. This contract was an economic hedge and did not qualify for hedge accounting. It has been accounted for as an undesignated contract with changes in fair value being recorded in earnings as they occurred. As a result of the termination of the Merger agreement (see Note 4 – Business Combinations) in January 2019, the Foreign-Exchange Contract was terminated and previously recorded unrealized gains of $22 million were reversed in financing charges in 2019. No payment was due or payable by Hydro One related to the Foreign-Exchange Contract.

80 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2020 and 2019 is as follows:

As at December 31, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:					
Investments (Note 14)	7	7	–	–	7
Derivative instruments (Note 10)					
Fair value hedges	3	3	–	3	–
	10	10	–	3	7
Liabilities:					
Long-term debt, including current portion	13,532	16,529	–	16,529	–
Derivative instruments (Notes 15, 16)					
Cash flow hedges, including current portion	25	25	–	25	–
	13,557	16,554	–	16,554	–

As at December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:					
Investments (Note 14)	2	2	–	–	2
Derivative instruments (Note 14)					
Fair value hedges	1	1	–	1	–
Cash flow hedges	2	2	–	2	–
	5	5	–	3	2
Liabilities:					
Long-term debt, including current portion	11,475	13,472	–	13,472	–
	11,475	13,472	–	13,472	–

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no transfers between any of the fair value levels during the years ended December 31, 2020 or 2019.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019
Fair value of assets – beginning	2	22
Additions	5	2
Unrealized loss on Foreign-Exchange Contract included in financing charges (Note 4)	–	(22)
Fair value of assets – ending	7	2

Hydro One Limited Annual Report 2020 81

Notes to Consolidated Financial Statements also impact discount rates which impact the valuation of the pension Risk Management and post-retirement and post-employment liabilities. Currency risk is Exposure to market risk, credit risk and liquidity risk arises in the normal the risk that the value of the Pension Plan’s financial instruments will course of the Company’s business. uc fl tuate due to changes in foreign currencies relative to the Canadian Market Risk dollar. Other price risk is the risk that the value of the Pension Plan’s Market risk refers primarily to the risk of loss which results from changes investments in equity securities will fluctuate as a result of changes in values, foreign exchange rates and interest rates. The Company is in market prices, other than those arising from interest rate risk or exposed to fluctuations in interest rates, as its regulated return on equity currency risk. All three factors may contribute to changes in values is derived using a formulaic approach that takes anticipated interest of the Pension Plan investments. See Note 20 – Pension and Post- rates into account. The Company is not currently exposed to material Retirement and Post-Employment Benefits for further details. commodity price risk or material foreign exchange risk. Credit Risk The Company uses a combination of fixed and variable-rate debt to Financial assets create a risk that a counterparty will fail to discharge manage the mix of its debt portfolio. The Company also uses derivative an obligation, causing a financial loss. At December 31, 2020 and 2019, financial instruments to manage interest-rate risk. The Company may there were no significant concentrations of credit risk with respect to utilize interest-rate swaps designated as fair value hedges as a means any class of financial assets. The Company’s revenue is earned from a to manage its interest rate exposure to achieve a lower cost of debt. broad base of customers. As a result, Hydro One did not earn a material The Company may also utilize interest-rate derivative instruments, such amount of revenue from any single customer. At December 31, 2020 as cash flow hedges, to manage its exposure to short-term interest and 2019, there was no material accounts receivable balance due from rates or to lock in interest-rate levels on forecasted financing. any single customer. A hypothetical 100 basis points increase in interest rates associated At December 31, 2020, the Company’s allowance for doubtful accounts with variable-rate debt would not have resulted in a significant decrease was $46 million (2019 – $22 million). The allowance for doubtful in Hydro One’s net income for the years ended December 31, 2020 accounts reflects the Company’s CECL for all accounts receivable and 2019. balances, which are based on historical overdue balances, customer payments and write-os ff . At December 31, 2020, approximately 4% For derivative instruments that are designated and qualify as fair value (2019 – 5%) of the Company’s net accounts receivable were outstanding hedges, the gain or loss on the derivative instrument as well as the for more than 60 days. Please see Note 9 – Accounts Receivable for os ff etting loss or gain on the hedged item attributable to the hedged additions to allowance for doubtful accounts related to the impact of risk are recognized in the consolidated statements of operations the COVID-19 pandemic. and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended Hydro One manages its counterparty credit risk through various December 31, 2020 and 2019 were not material. techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual For derivative instruments that are designated and qualify as cash counterparties, (iii) entering into master agreements which enable flow hedges, the unrealized gain or loss, net of tax, on the derivative net settlement and the contractual right of os ff et, and (iv) monitoring instrument is recorded as OCI/OCL and is reclassified to results of the financial condition of counterparties. The Company monitors operations in the same period during which the hedged transaction current credit exposure to counterparties on both an individual and an aec ff ts results of operations. The unrealized loss, net of tax, on the cash aggregate basis. The Company’s credit risk for accounts receivable is flow hedges for the year ended December 31, 2020 recorded in OCL limited to the carrying amounts on the consolidated balance sheets. was $20 million (2019 – unrealized gain of $2 million), resulting in an accumulated other comprehensive loss (AOCL) of $18 million related Derivative financial instruments result in exposure to credit risk since to cash flow hedges at December 31, 2020 (2019 – AOCI of $2 million). there is a risk of counterparty default. The maximum credit exposure of During the year ended December 31, 2020, a loss of $7 million was derivative contracts, before collateral, is represented by the fair value reclassified to financing charges (2019 – $nil). The Company estimates of contracts at the reporting date. At December 31, 2020 and 2019, the that the amount of AOCL, net of tax, related to cash flow hedges to be counterparty credit risk exposure on the fair value of these interest-rate reclassified to results of operations in the next 12 months is $8 million. swap contracts was not material. At December 31, 2020, Hydro One’s Actual amounts reclassified to results of operations depend on the credit exposure for all derivative instruments, and applicable payables interest rate risk in eec ff t until the derivative contracts mature. For all and receivables, was with four financial institutions with investment forecasted transactions, at December 31, 2020, the maximum term over grade credit ratings as counterparties. which the Company is hedging exposures to the variability of cash flows The Pension Plan manages its counterparty credit risk with respect to is approximately two years. bonds by investing in investment-grade corporate and government The Pension Plan manages market risk by diversifying investments in bonds and with respect to derivative instruments by transacting only accordance with the Pension Plan’s Statement of Investment Policies with highly rated financial institutions and by ensuring that exposure is and Procedures (SIPP). Interest rate risk arises from the possibility diversified across counterparties. that changes in interest rates will aec ff t the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can 82 Hydro One Limited Annual Report 2020Notes to Consolidated Financial Statements also impact discount rates which impact the valuation of the pension Risk Management and post-retirement and post-employment liabilities. Currency risk is Exposure to market risk, credit risk and liquidity risk arises in the normal the risk that the value of the Pension Plan’s financial instruments will course of the Company’s business. uc fl tuate due to changes in foreign currencies relative to the Canadian Market Risk dollar. Other price risk is the risk that the value of the Pension Plan’s Market risk refers primarily to the risk of loss which results from changes investments in equity securities will fluctuate as a result of changes in values, foreign exchange rates and interest rates. The Company is in market prices, other than those arising from interest rate risk or exposed to fluctuations in interest rates, as its regulated return on equity currency risk. All three factors may contribute to changes in values is derived using a formulaic approach that takes anticipated interest of the Pension Plan investments. See Note 20 – Pension and Post- rates into account. The Company is not currently exposed to material Retirement and Post-Employment Benefits for further details. commodity price risk or material foreign exchange risk. Credit Risk The Company uses a combination of fixed and variable-rate debt to Financial assets create a risk that a counterparty will fail to discharge manage the mix of its debt portfolio. The Company also uses derivative an obligation, causing a financial loss. At December 31, 2020 and 2019, financial instruments to manage interest-rate risk. The Company may there were no significant concentrations of credit risk with respect to utilize interest-rate swaps designated as fair value hedges as a means any class of financial assets. The Company’s revenue is earned from a to manage its interest rate exposure to achieve a lower cost of debt. broad base of customers. As a result, Hydro One did not earn a material The Company may also utilize interest-rate derivative instruments, such amount of revenue from any single customer. At December 31, 2020 as cash flow hedges, to manage its exposure to short-term interest and 2019, there was no material accounts receivable balance due from rates or to lock in interest-rate levels on forecasted financing. any single customer. A hypothetical 100 basis points increase in interest rates associated At December 31, 2020, the Company’s allowance for doubtful accounts with variable-rate debt would not have resulted in a significant decrease was $46 million (2019 – $22 million). The allowance for doubtful in Hydro One’s net income for the years ended December 31, 2020 accounts reflects the Company’s CECL for all accounts receivable and 2019. balances, which are based on historical overdue balances, customer payments and write-os ff . At December 31, 2020, approximately 4% For derivative instruments that are designated and qualify as fair value (2019 – 5%) of the Company’s net accounts receivable were outstanding hedges, the gain or loss on the derivative instrument as well as the for more than 60 days. Please see Note 9 – Accounts Receivable for os ff etting loss or gain on the hedged item attributable to the hedged additions to allowance for doubtful accounts related to the impact of risk are recognized in the consolidated statements of operations the COVID-19 pandemic. and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended Hydro One manages its counterparty credit risk through various December 31, 2020 and 2019 were not material. techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual For derivative instruments that are designated and qualify as cash counterparties, (iii) entering into master agreements which enable flow hedges, the unrealized gain or loss, net of tax, on the derivative net settlement and the contractual right of os ff et, and (iv) monitoring instrument is recorded as OCI/OCL and is reclassified to results of the financial condition of counterparties. The Company monitors operations in the same period during which the hedged transaction current credit exposure to counterparties on both an individual and an aec ff ts results of operations. The unrealized loss, net of tax, on the cash aggregate basis. The Company’s credit risk for accounts receivable is flow hedges for the year ended December 31, 2020 recorded in OCL limited to the carrying amounts on the consolidated balance sheets. was $20 million (2019 – unrealized gain of $2 million), resulting in an accumulated other comprehensive loss (AOCL) of $18 million related Derivative financial instruments result in exposure to credit risk since to cash flow hedges at December 31, 2020 (2019 – AOCI of $2 million). there is a risk of counterparty default. The maximum credit exposure of During the year ended December 31, 2020, a loss of $7 million was derivative contracts, before collateral, is represented by the fair value reclassified to financing charges (2019 – $nil). The Company estimates of contracts at the reporting date. At December 31, 2020 and 2019, the that the amount of AOCL, net of tax, related to cash flow hedges to be counterparty credit risk exposure on the fair value of these interest-rate reclassified to results of operations in the next 12 months is $8 million. swap contracts was not material. At December 31, 2020, Hydro One’s Actual amounts reclassified to results of operations depend on the credit exposure for all derivative instruments, and applicable payables interest rate risk in eec ff t until the derivative contracts mature. For all and receivables, was with four financial institutions with investment forecasted transactions, at December 31, 2020, the maximum term over grade credit ratings as counterparties. which the Company is hedging exposures to the variability of cash flows The Pension Plan manages its counterparty credit risk with respect to is approximately two years. bonds by investing in investment-grade corporate and government The Pension Plan manages market risk by diversifying investments in bonds and with respect to derivative instruments by transacting only accordance with the Pension Plan’s Statement of Investment Policies with highly rated financial institutions and by ensuring that exposure is and Procedures (SIPP). Interest rate risk arises from the possibility diversified across counterparties. that changes in interest rates will aec ff t the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can 82 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

Liquidity Risk
Liquidity risk refers to the Company's ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company's operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company's cash requirements.

On August 20, 2020, Hydro One filed a Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 20, 2022.

On September 21, 2020, in order to secure required funding for the redemption of the Series 1 preferred shares (Preferred Shares), Hydro One secured binding commitments for three bilateral two-year senior unsecured term credit facilities (Bilateral Credit Facilities) totalling $201 million. On October 15, 2020, these bilateral commitments were terminated upon receipt of the proceeds of Hydro One's $425 million long-term debt offering.

On December 17, 2020, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on January 17, 2023. At December 31, 2020, no securities have been issued under the US Debt Shelf Prospectus.

The Pension Plan's short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan's assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.

19. CAPITAL MANAGEMENT

The Company's objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2020 and 2019, the Company's capital structure was as follows:

As at December 31 (millions of dollars)	2020	2019
Long-term debt payable within one year	806	653
Short-term notes payable	800	1,143
Less: cash and cash equivalents	(757)	(30)
	849	1,766
Long-term debt	12,726	10,822
Preferred shares	–	418
Common shares	5,678	5,661
Retained earnings	4,838	3,667
Total capital	24,091	22,334

Hydro One Inc. and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2020, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Hydro One Limited Annual Report 2020 83

Notes to Consolidated Financial Statements

20. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a Pension Plan, a DC Plan, a supplemental pension plan (Supplemental Plan), and post-retirement and post-employment benefit plans.

DC Plan

Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplemental DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the *Income Tax Act* (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2020 were $2 million (2019 – $1 million).

Pension Plan, Supplemental Plan, and Post-Retirement and Post-Employment Plans

The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.

Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019. The next actuarial valuation will be performed no later than effective December 31, 2021. Total annual cash Pension Plan employer contributions for 2020 were $57 million (2019 – $61 million). Estimated annual Pension Plan employer contributions for the years 2021, 2022, 2023, 2024, 2025, 2026 and 2027 are approximately $59 million, $93 million, $107 million, $111 million, $111 million, $113 million and $118 million, respectively.

The Supplemental Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the *Income Tax Act* (Canada). The Supplemental Plan obligation is included with other post-retirement and post-employment benefit obligations on the consolidated balance sheets.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its consolidated balance sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over the expected average remaining service period of the employees and using the corridor approach for the post-retirement benefit plan. For post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31.

84 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	Pension Benefits 2020	Pension Benefits 2019	Post-Retirement and Post-Employment Benefits 2020	Post-Retirement and Post-Employment Benefits 2019
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	**8,973**	7,752	**1,783**	1,465
Current service cost	**215**	145	**70**	56
Employee contributions	**56**	55	**–**	–
Interest cost	**284**	303	**58**	60
Benefits paid	**(381)**	(371)	**(45)**	(47)
Net actuarial loss (gain)	**465**	1,089	**(42)**	243
Transfers from other plans[1,2]	**151**	–	**33**	6
Projected benefit obligation, end of year	**9,763**	8,973	**1,857**	1,783
Change in plan assets				
Fair value of plan assets, beginning of year	**7,848**	7,205	**–**	–
Actual return on plan assets	**425**	922	**–**	–
Benefits paid	**(381)**	(371)	**(45)**	(47)
Employer contributions	**57**	61	**45**	47
Employee contributions	**56**	55	**–**	–
Administrative expenses	**(22)**	(24)	**–**	–
Transfers from other plans[2]	**120**	–	**–**	–
Fair value of plan assets, end of year	**8,103**	7,848	**–**	–
Unfunded status	**1,660**	1,125	**1,857**	1,783

1 In 2019, liabilities associated with the HOSSM post-employment benefit plans were transferred to the Hydro One post-employment benefit plans.

2 See below for information related to the transfers from other plans in 2020.

Transfers from Other Plans

Effective March 1, 2018, certain employees who provided customer service operations for Hydro One through Inergi LP were transferred to Hydro One Networks (Transferred Employees), and began accruing pension and OPEB in the Pension Plan and post-retirement and post-employment benefit plans, respectively. Pursuant to the arrangement, Inergi LP, Vertex Customer Management (Canada) Ltd. (Vertex) and Hydro One Networks agreed to transfer the defined benefit assets and related pension obligations (for current and former members) of the Inergi LP Customer Service Operations Pension Plan and the Vertex Customer Management (Canada) Limited Pension Plan to the Pension Plan. In addition, Inergi LP, Vertex and Hydro One Networks agreed to transfer the OPEB liability related to the Transferred Employees to Hydro One's post-retirement and post-employment benefit plans. Regulatory approval for the pension transfer was received on November 27, 2019.

The transfer of the pension assets of $120 million and related pension obligations of $151 million was completed on March 2, 2020. The unfunded status of $31 million was recorded as a pension benefit liability with an offsetting pension benefit regulatory asset. The transfer of the OPEB liability of $33 million was completed on April 1, 2020. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL. In addition, as a part of the transfers, cash totalling $24 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the Transferred Employees.

Hydro One Limited Annual Report 2020 85

Notes to Consolidated Financial Statements

Hydro One presents its benefit obligations and plan assets net on its consolidated balance sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
As at December 31 (millions of dollars)	**2020**	2019	**2020**	2019
Other assets[1]	**6**	3	**—**	—
Accrued liabilities	**—**	—	**60**	60
Pension benefit liability	**1,660**	1,125	**—**	—
Post-retirement and post-employment benefit liability	**—**	—	**1,797**	1,723
Net unfunded status	**1,654**	1,122	**1,857**	1,783

1 Represents the funded status of HOSSM defined benefit pension plan.

The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

As at December 31 (millions of dollars)	**2020**	2019
PBO	**9,763**	8,973
ABO	**8,817**	8,183
Fair value of plan assets	**8,103**	7,848

On an ABO basis, the Pension Plan was funded at 92% at December 31, 2020 (2019 – 96%). On a PBO basis, the Pension Plan was funded at 83% at December 31, 2020 (2019 – 87%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2020 and 2019 for the Pension Plan:

Year ended December 31 (millions of dollars)	**2020**	2019
Current service cost	**215**	145
Interest cost	**284**	303
Expected return on plan assets, net of expenses	**(450)**	(462)
Prior service cost amortization	**2**	—
Amortization of actuarial losses	**95**	55
Net periodic benefit costs	**146**	41
Charged to results of operations[1]	**25**	30

1 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2020, pension costs of $69 million (2019 – $73 million) were attributed to labour, of which $25 million (2019 – $30 million) was charged to operations, and $44 million (2019 – $43 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2020 and 2019 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	**2020**	2019
Current service cost	**70**	56
Interest cost	**58**	60
Prior service cost amortization	**2**	—
Amortization of actuarial losses	**5**	7
Net periodic benefit costs	**135**	123
Charged to results of operations[1,2]	**73**	50

1 The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2020, post-retirement and post-employment costs of $135 million (2019 – $123 million) were attributed to labour, of which $73 million (2019 – $50 million) was charged to operations, $17 million (2019 – $39 million) was recorded in the Hydro One Networks distribution post-retirement and post-employment benefits non-service cost regulatory asset, and $45 million (2019 – $34 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

2 In the 2020-2022 Transmission Decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the year ended December 31, 2020, additional other post-retirement and post-employment costs of $22 million attributed to labour were charged to operations.

86 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One's expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2020 and 2019:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
Year ended December 31	**2020**	2019	**2020**	2019
Significant assumptions:				
Weighted average discount rate	**2.60%**	3.10%	**2.60%**	3.10%
Rate of compensation scale escalation (long-term)	**2.25%**	2.50%	**2.25%**	2.50%
Rate of cost of living increase	**1.75%**	2.00%	**1.75%**	2.00%
Rate of increase in health care cost trends[1]	**–**	–	**3.70%**	4.04%

1 4.74% per annum in 2021, grading down to 3.70% per annum in and after 2031 (2019 – 5.09% per annum in 2020, grading down to 4.04% per annum in and after 2031).

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2020 and 2019. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year's net periodic benefit costs.

Year ended December 31	**2020**	2019
Pension Benefits:		
Weighted average expected rate of return on plan assets	**5.75%**	6.50%
Weighted average discount rate	**3.10%**	3.90%
Rate of compensation scale escalation (long-term)	**2.50%**	2.50%
Rate of cost of living increase	**2.00%**	2.00%
Average remaining service life of employees (years)	**15**	15
Post-Retirement and Post-Employment Benefits:		
Weighted average discount rate	**3.10%**	4.00%
Rate of compensation scale escalation (long-term)	**2.50%**	2.50%
Rate of cost of living increase	**2.00%**	2.00%
Average remaining service life of employees (years)	**15.5**	15.5
Rate of increase in health care cost trends[1]	**4.04%**	4.04%

1 5.09% per annum in 2020, grading down to 4.04% per annum in and after 2031 (2019 – 5.19% per annum in 2019, grading down to 4.04% per annum in and after 2031).

The discount rate used to determine the current year pension obligation and the subsequent year's net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on "AA" long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

Hydro One Limited Annual Report 2020 **87**

Notes to Consolidated Financial Statements

The effect of a 1% change in health care cost trends on the PBO for the post-retirement and post-employment benefits at December 31, 2020 and 2019 is as follows:

As at December 31 (millions of dollars)	2020	2019
Projected benefit obligation:		
Effect of a 1% increase in health care cost trends	**311**	281
Effect of a 1% decrease in health care cost trends	**(234)**	(213)

The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2020 and 2019 is as follows:

Year ended December 31 (millions of dollars)	2020	2019
Service cost and interest cost:		
Effect of a 1% increase in health care cost trends	**27**	21
Effect of a 1% decrease in health care cost trends	**(19)**	(16)

The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2020 and 2019:

As at December 31	2020	2019
Life expectancy at age 65 for a member currently at:	(years)	(years)
Age 65 – male	**22**	22
Age 65 – female	**25**	25
Age 45 – male	**23**	23
Age 45 – female	**26**	26

Estimated Future Benefit Payments

At December 31, 2020, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2021	352	60
2022	360	61
2023	366	62
2024	371	62
2025	375	64
2026 through to 2030	1,927	326
Total estimated future benefit payments through to 2030	3,751	635

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One's consolidated balance sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table:

Year ended December 31 (millions of dollars)	2020	2019
Pension Benefits:		
Actuarial loss for the year	**536**	652
Prior service cost for the year	**31**	–
Amortization of actuarial losses	**(95)**	(55)
Amortization of prior service cost	**(2)**	–
	470	597
Post-Retirement and Post-Employment Benefits:		
Actuarial loss (gain) for the year	**(44)**	242
Amortization of actuarial losses	**(2)**	(7)
	(46)	235

88 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019
Pension Benefits:		
Actuarial loss	**1,660**	1,125
Post-Retirement and Post-Employment Benefits:		
Actuarial loss	**59**	105

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
As at December 31 (millions of dollars)	2020	2019	2020	2019
Prior service cost	**2**	–	**4**	–
Actuarial loss	**124**	95	**2**	2

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when it comes due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfils its primary objective by adhering to specific investment policies outlined in its Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the Human Resource Committee of Hydro One's Board of Directors. The Company manages net assets by engaging external investment managers who are charged with the fiduciary responsibility of investing existing funds and new funds (current year's employee and employer contributions) in accordance with the approved SIPP. The performance of the underlying investment managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2020, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	45	51
Debt securities	35	35
Real Estate and Infrastructure	20	14
	100	100

At December 31, 2020, the Pension Plan held $23 million (2019 – $21 million) Hydro One corporate bonds and $565 million (2019 – $504 million) of debt securities of the Province.

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan's asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2020 and 2019. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2020 and 2019, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan's assets.

The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

Hydro One Limited Annual Report 2020 **89**

Notes to Consolidated Financial Statements

Fair Value Measurements

The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2020 and 2019:

As at December 31, 2020 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	21	1,429	1,450
Cash and cash equivalents	163	–	–	163
Short-term securities	–	175	–	175
Derivative instruments	–	2	–	2
Corporate shares – Canadian	142	–	–	142
Corporate shares – Foreign	3,335	209	–	3,544
Bonds and debentures – Canadian	–	2,499	–	2,499
Bonds and debentures – Foreign	–	96	–	96
Total fair value of plan assets[1]	3,640	3,002	1,429	8,071
Derivative instruments	–	1	–	1
Total fair value of plan liabilities[1]	–	1	–	1

1 At December 31, 2020, the total fair value of Pension Plan assets and liabilities excludes $39 million of interest and dividends receivable, $6 million of pension administration expenses payable, $2 million of taxes payable, $6 million payable to participants, $17 million of sold investments receivable, and $9 million of purchased investments payable.

As at December 31, 2019 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	22	1,079	1,101
Cash and cash equivalents	159	–	–	159
Short-term securities	–	98	–	98
Derivative instruments	–	5	–	5
Corporate shares – Canadian	107	–	–	107
Corporate shares – Foreign	3,545	219	–	3,764
Bonds and debentures – Canadian	–	2,427	–	2,427
Bonds and debentures – Foreign	–	165	–	165
Total fair value of plan assets[1]	3,811	2,936	1,079	7,826
Derivative instruments	–	2	–	2
Total fair value of plan liabilities[1]	–	2	–	2

1 At December 31, 2019, the total fair value of Pension Plan assets and liabilities excludes $36 million of interest and dividends receivable, $10 million of pension administration expenses payable, $3 million of sold investments receivable, and $5 million of purchased investments payable.

See Note 18 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

90 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2020 and 2019. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2020	2019
Fair value, beginning of year	**1,079**	651
Realized and unrealized gains (losses)	**97**	(4)
Purchases	**288**	463
Sales and disbursements	**(35)**	(31)
Fair value, end of year	**1,429**	1,079

There were no significant transfers between any of the fair value levels during the years ended December 31, 2020 and 2019.

Valuation Techniques Used to Determine Fair Value

Pooled funds mainly consist of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that are expected to generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity, real estate and infrastructure investments have been categorized as Level 3 within pooled funds.

Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.

Derivative instruments are used to hedge the Pension Plan's foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2020 was $423 million (2019 – $742 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, British pound sterling, Swedish krona and Japanese yen. The net realized loss on contracts for the year ended December 31, 2020 was $8 million (2019 – $1 million net realized gain). The terms to maturity of the forward exchange contracts at December 31, 2020 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

Hydro One Limited Annual Report 2020 91

Notes to Consolidated Financial Statements

21. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2020 and 2019:

Year ended December 31, 2020 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	**90**	**51**	**141**
Interest accretion	**3**	**–**	**3**
Expenditures	**(17)**	**(6)**	**(23)**
Revaluation adjustment	**–**	**12**	**12**
Environmental liabilities – ending	**76**	**57**	**133**
Less: current portion	**(25)**	**(8)**	**(33)**
	51	**49**	**100**

Year ended December 31, 2019 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	108	57	165
Interest accretion	4	–	4
Expenditures	(17)	(8)	(25)
Revaluation adjustment	(5)	2	(3)
Environmental liabilities – ending	90	51	141
Less: current portion	(19)	(11)	(30)
	71	40	111

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the consolidated balance sheets after factoring in the discount rate:

As at December 31, 2020 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	**80**	**57**	**137**
Less: discounting environmental liabilities to present value	**(4)**	**–**	**(4)**
Discounted environmental liabilities	**76**	**57**	**133**

As at December 31, 2019 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	97	51	148
Less: discounting environmental liabilities to present value	(7)	–	(7)
Discounted environmental liabilities	90	51	141

At December 31, 2020, the estimated future environmental expenditures were as follows:

(millions of dollars)	
2021	33
2022	31
2023	15
2024	14
2025	10
Thereafter	34
	137

92 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements Hydro One records a liability for the estimated future expenditures 22. ASSET RETIREMENT OBLIGATIONS for LAR and for the phase-out and destruction of PCB-contaminated Hydro One records a liability for the estimated future expenditures for mineral oil removed from electrical equipment when it is determined the removal and disposal of asbestos-containing materials installed that future environmental remediation expenditures are probable under in some of its facilities. Asset retirement obligations, which represent existing statute or regulation and the amount of the future expenditures legal obligations associated with the retirement of certain tangible can be reasonably estimated. long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are There are uncertainties in estimating future environmental costs recognized in the period in which the liability is incurred, if a reasonable due to potential external events such as changes in legislation or estimate can be made. If the asset remains in service at the recognition regulations, and advances in remediation technologies. In determining date, the present value of the liability is added to the carrying amount the amounts to be recorded as environmental liabilities, the Company of the associated asset in the period the liability is incurred and this estimates the current cost of completing required work and makes additional carrying amount is depreciated over the remaining life of assumptions as to when the future expenditures will actually be the asset. If an asset retirement obligation is recorded in respect of an incurred, in order to generate future cash flow information. A long- out-of-service asset, the asset retirement cost is charged to results of term inflation rate assumption of approximately 2% has been used to operations. Subsequent to the initial recognition, the liability is adjusted express these current cost estimates as estimated future expenditures. for any revisions to the estimated future cash flows associated with Future expenditures have been discounted using factors ranging from the asset retirement obligation, which can occur due to a number approximately 2.0% to 6.3%, depending on the appropriate rate for of factors including, but not limited to, cost escalation, changes in the period when expenditures are expected to be incurred. All factors technology applicable to the assets to be retired, changes in legislation used in estimating the Company’s environmental liabilities represent or regulations, as well as for accretion of the liability due to the passage management’s best estimates of the present value of costs required of time until the obligation is settled. Depreciation expense is adjusted to meet existing legislation or regulations. However, it is reasonably prospectively for any increases or decreases to the carrying amount of possible that numbers or volumes of contaminated assets, cost the associated asset. estimates to perform work, inflation assumptions and the assumed paern o tt f annual cash flows may differ significantly from the Company’s In determining the amounts to be recorded as asset retirement current assumptions. In addition, with respect to the PCB environmental obligations, the Company estimates the current fair value for liability, the availability of critical resources such as skilled labour and completing required work and makes assumptions as to when the replacement assets and the ability to take maintenance outages in future expenditures will actually be incurred, in order to generate critical facilities may inuence t fl he timing of expenditures. future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost PCBs estimates as estimated future expenditures. Future expenditures The Environment Canada regulations, enacted under the Canadian have been discounted using factors ranging from approximately Environmental Protection Act, 1999, govern the management, storage 2.0% to 4.0%, depending on the appropriate rate for the period when and disposal of PCBs based on certain criteria, including type of expenditures are expected to be incurred. All factors used in estimating equipment, in-use status, and PCB-contamination thresholds. Under the Company’s asset retirement obligations represent management’s current regulations, Hydro One’s PCBs have to be disposed of by the best estimates of the cost required to meet existing legislation end of 2025, with the exception of specifically exempted equipment. or regulations. However, it is reasonably possible that numbers or Contaminated equipment will generally be replaced, or will be volumes of contaminated assets, cost estimates to perform work, decontaminated by removing PCB-contaminated insulating oil and retro inflation assumptions and the assumed paern o tt f annual cash flows filling with replacement oil that contains PCBs in concentrations of less may differ significantly from the Company’s current assumptions. than 2 ppm. Asset retirement obligations are reviewed annually or more frequently At December 31, 2020, the Company’s best estimate of the total if significant changes in regulations or other relevant factors occur. estimated future expenditures to comply with current PCB regulations Estimate changes are accounted for prospectively. As a result of its was $80 million (2019 – $97 million). These expenditures are expected annual review of asset retirement obligations, the Company recorded a to be incurred over the period from 2021 to 2025. As a result of its revaluation adjustment in 2020 to increase the assets retirement liability annual review of environmental liabilities, no revaluation adjustment to by $3 million (2019 – no revaluation adjustment to the asset retirement the PCB environmental liability was recorded in 2020 (2019 – revaluation obligations was recorded). adjustment was recorded to decrease the PCB environmental liability by At December 31, 2020, Hydro One had recorded asset retirement $5 million). obligations of $13 million (2019 – $10 million), primarily consisting of the estimated future expenditures associated with the removal and disposal LAR of asbestos-containing materials installed in some of its facilities. The At December 31, 2020, the Company’s best estimate of the total amount of interest recorded is nominal. estimated future expenditures to complete its LAR program was $57 million (2019 – $51 million). These expenditures are expected to be incurred over the period from 2021 to 2057. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2020 to increase the LAR environmental liability by $12 million (2019 – $2 million). Hydro One Limited Annual Report 2020 93Notes to Consolidated Financial Statements Hydro One records a liability for the estimated future expenditures 22. ASSET RETIREMENT OBLIGATIONS for LAR and for the phase-out and destruction of PCB-contaminated Hydro One records a liability for the estimated future expenditures for mineral oil removed from electrical equipment when it is determined the removal and disposal of asbestos-containing materials installed that future environmental remediation expenditures are probable under in some of its facilities. Asset retirement obligations, which represent existing statute or regulation and the amount of the future expenditures legal obligations associated with the retirement of certain tangible can be reasonably estimated. long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are There are uncertainties in estimating future environmental costs recognized in the period in which the liability is incurred, if a reasonable due to potential external events such as changes in legislation or estimate can be made. If the asset remains in service at the recognition regulations, and advances in remediation technologies. In determining date, the present value of the liability is added to the carrying amount the amounts to be recorded as environmental liabilities, the Company of the associated asset in the period the liability is incurred and this estimates the current cost of completing required work and makes additional carrying amount is depreciated over the remaining life of assumptions as to when the future expenditures will actually be the asset. If an asset retirement obligation is recorded in respect of an incurred, in order to generate future cash flow information. A long- out-of-service asset, the asset retirement cost is charged to results of term inflation rate assumption of approximately 2% has been used to operations. Subsequent to the initial recognition, the liability is adjusted express these current cost estimates as estimated future expenditures. for any revisions to the estimated future cash flows associated with Future expenditures have been discounted using factors ranging from the asset retirement obligation, which can occur due to a number approximately 2.0% to 6.3%, depending on the appropriate rate for of factors including, but not limited to, cost escalation, changes in the period when expenditures are expected to be incurred. All factors technology applicable to the assets to be retired, changes in legislation used in estimating the Company’s environmental liabilities represent or regulations, as well as for accretion of the liability due to the passage management’s best estimates of the present value of costs required of time until the obligation is settled. Depreciation expense is adjusted to meet existing legislation or regulations. However, it is reasonably prospectively for any increases or decreases to the carrying amount of possible that numbers or volumes of contaminated assets, cost the associated asset. estimates to perform work, inflation assumptions and the assumed paern o tt f annual cash flows may differ significantly from the Company’s In determining the amounts to be recorded as asset retirement current assumptions. In addition, with respect to the PCB environmental obligations, the Company estimates the current fair value for liability, the availability of critical resources such as skilled labour and completing required work and makes assumptions as to when the replacement assets and the ability to take maintenance outages in future expenditures will actually be incurred, in order to generate critical facilities may inuence t fl he timing of expenditures. future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost PCBs estimates as estimated future expenditures. Future expenditures The Environment Canada regulations, enacted under the Canadian have been discounted using factors ranging from approximately Environmental Protection Act, 1999, govern the management, storage 2.0% to 4.0%, depending on the appropriate rate for the period when and disposal of PCBs based on certain criteria, including type of expenditures are expected to be incurred. All factors used in estimating equipment, in-use status, and PCB-contamination thresholds. Under the Company’s asset retirement obligations represent management’s current regulations, Hydro One’s PCBs have to be disposed of by the best estimates of the cost required to meet existing legislation end of 2025, with the exception of specifically exempted equipment. or regulations. However, it is reasonably possible that numbers or Contaminated equipment will generally be replaced, or will be volumes of contaminated assets, cost estimates to perform work, decontaminated by removing PCB-contaminated insulating oil and retro inflation assumptions and the assumed paern o tt f annual cash flows filling with replacement oil that contains PCBs in concentrations of less may differ significantly from the Company’s current assumptions. than 2 ppm. Asset retirement obligations are reviewed annually or more frequently At December 31, 2020, the Company’s best estimate of the total if significant changes in regulations or other relevant factors occur. estimated future expenditures to comply with current PCB regulations Estimate changes are accounted for prospectively. As a result of its was $80 million (2019 – $97 million). These expenditures are expected annual review of asset retirement obligations, the Company recorded a to be incurred over the period from 2021 to 2025. As a result of its revaluation adjustment in 2020 to increase the assets retirement liability annual review of environmental liabilities, no revaluation adjustment to by $3 million (2019 – no revaluation adjustment to the asset retirement the PCB environmental liability was recorded in 2020 (2019 – revaluation obligations was recorded). adjustment was recorded to decrease the PCB environmental liability by At December 31, 2020, Hydro One had recorded asset retirement $5 million). obligations of $13 million (2019 – $10 million), primarily consisting of the estimated future expenditures associated with the removal and disposal LAR of asbestos-containing materials installed in some of its facilities. The At December 31, 2020, the Company’s best estimate of the total amount of interest recorded is nominal. estimated future expenditures to complete its LAR program was $57 million (2019 – $51 million). These expenditures are expected to be incurred over the period from 2021 to 2057. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2020 to increase the LAR environmental liability by $12 million (2019 – $2 million). Hydro One Limited Annual Report 2020 93

Notes to Consolidated Financial Statements

23. LEASES

Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and seven years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Year ended December 31 (millions of dollars)	2020	2019
Lease expense	**14**	10
Lease payments made	**13**	8

As at December 31	2020	2019
Weighted-average remaining lease term[1] (years)	**7**	8
Weighted-average discount rate	**2.6%**	2.7%

1 Includes renewal options that are reasonably certain to be exercised.

At December 31, 2020, future minimum operating lease payments were as follows:

(millions of dollars)	
2021	**16**
2022	**13**
2023	**12**
2024	**12**
2025	**10**
Thereafter	**27**
Total undiscounted minimum lease payments	**90**
Less: discounting minimum lease payments to present value	**(8)**
Total discounted minimum lease payments	**82**

At December 31, 2019, future minimum operating lease payments were as follows:

(millions of dollars)	
2020	12
2021	12
2022	11
2023	10
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	87
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	78

1 Excludes committed amounts of $6 million for leases that have not yet commenced.

Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2020	2019
Other long-term assets (Note 14)	**77**	75
Accounts payable and other current liabilities (Note 15)	**12**	9
Other long-term liabilities (Note 16)	**70**	69

94 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

24. SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At December 31, 2020, the Company had 597,611,787 (2019 – 596,818,436) common shares issued and outstanding.

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.

The following tables presents the changes to common shares during the years ended December 31, 2020 and 2019:

	Ownership by		
Year ended December 31, 2020 (number of shares)	Public	Province	Total
Common shares – beginning	**314,405,788**	**282,412,648**	**596,818,436**
Common shares issued – LTIP[1]	**351,789**	**–**	**351,789**
Common shares issued – share grants[2]	**441,562**	**–**	**441,562**
Common shares – ending	**315,199,139**	**282,412,648**	**597,611,787**
	52.7%	**47.3%**	**100%**

1 In 2020, Hydro One issued from treasury 351,789 common shares in accordance with provisions of the LTIP. This included the exercise of 294,840 stock options for $7 million.

2 In 2020, Hydro One issued from treasury 441,562 common shares in accordance with provisions of the Power Workers' Union (PWU) and the Society Share Grant Plans.

	Ownership by		
Year ended December 31, 2019 (number of shares)	Public	Province	Total
Common shares – beginning	313,526,327	282,412,648	595,938,975
Common shares issued – LTIP[1]	416,519	–	416,519
Common shares issued – share grants[2]	462,942	–	462,942
Common shares – ending	314,405,788	282,412,648	596,818,436
	52.7%	47.3%	100%

1 In 2019, Hydro One issued from treasury 416,519 common shares in accordance with provisions of the LTIP. This included the exercise of 302,520 stock options for cash proceeds of $6 million.

2 In 2019, Hydro One issued from treasury 462,942 common shares in accordance with provisions of the PWU and the Society Share Grant Plans.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2020 and 2019, two series of preferred shares were authorized for issuance: the Series 1 preferred shares (Preferred Shares) and the Series 2 preferred shares. At December 31, 2020, the Company had no Preferred Shares (2019 – 16,720,000) and no Series 2 preferred shares (2019 – nil) issued and outstanding.

On November 20, 2020, Hydro One exercised its option to redeem all of its 16,720,000 outstanding Preferred Shares in accordance with their terms. The Preferred Shares were redeemed at a price of $25.00 per share, plus all accrued and unpaid dividends up to, but excluding November 20, 2020, for an aggregate redemption price of $423 million, including $418 million Preferred Shares balance and $5 million for accrued dividends. The Preferred Shares were not exchangeable or convertible into the common shares of the Company and the redemption had no impact on the Province's voting rights or ownership percentage of the outstanding common shares of Hydro One.

Hydro One may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Hydro One Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Holders of Hydro One's preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares, and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares, with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One.

For the period commencing from the date of issue of the Preferred Shares and ending on and including November 19, 2020, the holders of the Preferred Shares were entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board of Directors, payable quarterly.

Share Ownership Restrictions

The *Electricity Act* imposes share ownership restrictions on securities of Hydro One carrying a voting right (Voting Securities). These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions.

Hydro One Limited Annual Report 2020 **95**

Notes to Consolidated Financial Statements

25. DIVIDENDS

In 2020, preferred share dividends in the amount of $18 million (2019 – $18 million) and common share dividends in the amount of $599 million (2019 – $570 million) were declared and paid.

See Note 34 – Subsequent Events for dividends declared subsequent to December 31, 2020.

26. EARNINGS PER COMMON SHARE

Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.

Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

Year ended December 31	2020	2019
Net income attributable to common shareholders (millions of dollars)	1,770	778
Weighted-average number of shares		
Basic	597,421,127	596,437,577
Effect of dilutive stock-based compensation plans	2,497,161	2,410,860
Diluted	599,918,288	598,848,437
EPS		
Basic	$ 2.96	$ 1.30
Diluted	$ 2.95	$ 1.30

The common shares contingently issuable as a result of the Convertible Debentures are not included in diluted EPS for the year ended December 31, 2019, as conditions for closing the Merger were not met. As a result of the termination of the Merger agreement (see Note 4 – Business Combinations), the Convertible Debentures were redeemed on February 8, 2019.

27. STOCK-BASED COMPENSATION

Share Grant Plans

Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan).

The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee's salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan.

The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee's salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan.

The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2020, 441,562 common shares (2019 – 462,942) were issued under the Share Grant Plans. Total share-based compensation recognized during 2020 was $7 million (2019 – $9 million) and was recorded as a regulatory asset.

96 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2020 and 2019 is presented below:

Year ended December 31, 2020	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – beginning	**3,674,377**	**$ 20.50**
Vested and issued[1]	**(441,562)**	**–**
Forfeited	**(78,010)**	**$ 20.50**
Share grants outstanding – ending	**3,154,805**	**$ 20.50**

1 In 2020, Hydro One issued from treasury 441,562 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

Year ended December 31, 2019	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – beginning	4,234,155	$ 20.50
Vested and issued[1]	(462,942)	–
Forfeited	(96,836)	$ 20.50
Share grants outstanding – ending	3,674,377	$ 20.50

1 In 2019, Hydro One issued from treasury 462,942 common shares to eligible employees in accordance with provisions of the Share Grant Plans.

Directors' DSU Plan

Under the Directors' DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One's Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2020 and 2019 is presented below:

Year ended December 31 (number of DSUs)	2020	2019
DSUs outstanding – beginning	**52,620**	46,697
Granted	**22,481**	29,938
Settled	**(9,861)**	(24,015)
DSUs outstanding – ending	**65,240**	52,620

For the year ended December 31, 2020, an expense of $1 million (2019 – $1 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2020, a liability of $2 million (2019 – $1 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $28.65. This liability is included in other long-term liabilities on the consolidated balance sheets.

Management DSU Plan

Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2020 and 2019 is presented below:

Year ended December 31 (number of DSUs)	2020	2019
DSUs outstanding – beginning	**52,186**	108,296
Granted	**22,132**	24,996
Paid	**(12,438)**	(81,106)
DSUs outstanding – ending	**61,880**	52,186

For the year ended December 31, 2020, an expense of $1 million (2019 – $1 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2020, a liability of $2 million (2019 – $1 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $28.65. This liability is included in other long-term liabilities on the consolidated balance sheets.

Employee Share Ownership Plan

In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One.

Hydro One Limited Annual Report 2020 97

Notes to Consolidated Financial Statements

The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2020, Company contributions made under the ESOP were $2 million (2019 – $2 million).

LTIP

Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One.

The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), Restricted Share Units (RSUs), stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.

PSUs and RSUs

A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2020 and 2019 is presented below:

	PSUs		RSUs	
Year ended December 31 (number of units)	**2020**	2019	**2020**	2019
Units outstanding – beginning	**171,344**	605,180	**206,993**	442,470
Vested and issued	**(52,627)**	(78,121)	**(3,728)**	(92,112)
Forfeited	**(6,797)**	(153,805)	**(7,125)**	(84,745)
Settled	**–**	(201,910)	**(56,410)**	(58,620)
Units outstanding – ending[1]	**111,920**	171,344	**139,730**	206,993

1 Units outstanding at December 31, 2020 include 12,980 RSUs (2019 – 7,740 PSUs and 96,330 RSUs) that may be settled in cash if certain conditions are met. At December 31, 2020, a liability of $1 million (2019 – $3 million) has been recorded with respect to these awards and is included in accounts payable and other current liabilities on the consolidated balance sheets.

No awards were granted in 2020 or 2019. The compensation expense related to the PSU and RSU awards recognized by the Company during 2020 was $3 million (2019 – $9 million).

Stock Options

The Company is authorized to grant stock options under its LTIP to certain eligible employees. No stock options were granted in 2020 or 2019. The stock options previously granted are exercisable for a period not to exceed seven years from the date of grant. The original three-year vesting period for 706,070 stock options was modified in 2019 due to agreements reached with five option-holders, resulting in applicable stock options being fully vested in 2019. The incremental compensation cost resulting from the modification was not significant. There was no modification of stock options in 2020.

The fair value-based method is used to measure compensation expense related to stock options and the expense was recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model. Updates related to stock options subject to modification were not significant.

A summary of stock options activity during the years ended December 31, 2020 and 2019 is presented below:

	Number of Stock Options	Weighted-average exercise price
Stock options outstanding – January 1, 2019	949,910	$ 20.72
Exercised[1]	(302,520)	$ 20.76
Forfeited[4]	(243,840)	$ 20.75
Stock options outstanding – December 31, 2019[2,3]	403,550	$ 20.66
Exercised[1]	(294,840)	$ 20.66
Stock options outstanding – December 31, 2020[2,3]	108,710	$ 20.66

1 Stock options exercised in 2020 had an aggregate intrinsic value of $2 million (2019 – $1 million).

2 During 2020, no stock options vested (2019 – 706,070 stock options vested with a modified fair value of $1.04 per option), and 294,840 (2019 – 302,520) stock options were exercised. At December 31, 2020 and 2019, all stock options outstanding were vested and exercisable.

3 Stock options outstanding at December 31, 2020 have an aggregate intrinsic value of $1 million (2019 – $2 million) and weighted-average remaining contractual term of 4.2 years (2019 – 5.2 years).

4 Stock options forfeited in 2019 had a fair value of $1.65 per option.

No compensation expense related to stock options was recognized by the Company during 2020 (2019 – $1 million).

98 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

28. NONCONTROLLING INTEREST

Total noncontrolling interest consists of noncontrolling interest attributable to B2M LP and NRLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2020 and 2019:

Year ended December 31, 2020 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	**20**	**59**	**79**
Contributions from sale of noncontrolling interest (Note 4)	**—**	**9**	**9**
Distributions to noncontrolling interest	**—**	**(2)**	**(2)**
Net income attributable to noncontrolling interest	**2**	**6**	**8**
Noncontrolling interest – ending	**22**	**72**	**94**

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	21	49	70
Contributions from sale of noncontrolling interest (Note 4)	—	12	12
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	20	59	79

B2M LP

On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON's initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the consolidated balance sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2020 and 2019:

Year ended December 31, 2020 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	**20**	**47**	**67**
Distributions to noncontrolling interest	**—**	**(2)**	**(2)**
Net income attributable to noncontrolling interest	**2**	**4**	**6**
Noncontrolling interest – ending	**22**	**49**	**71**

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Total	Equity
Noncontrolling interest – beginning	21	49	70
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	20	47	67

NRLP

On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired. On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. The First Nations Partners' noncontrolling interest in NRLP is classified within equity.

The following table shows the movements in NRLP noncontrolling interest during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019
Noncontrolling interest – beginning	**12**	—
Contributions from sale of noncontrolling interest (Note 4)	**9**	12
Net income attributable to noncontrolling interest	**2**	—
Noncontrolling interest – ending	**23**	12

Hydro One Limited Annual Report 2020 **99**

Notes to Consolidated Financial Statements

29. RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.3% ownership at December 31, 2020. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network LP (OCN LP) is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company's related party transactions during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)

Related Party	Transaction	2020	2019
Province	Dividends paid[1]	**301**	288
IESO	Power purchased	**2,506**	1,808
	Revenues for transmission services	**1,717**	1,636
	Amounts related to electricity rebates	**1,588**	692
	Distribution revenues related to rural rate protection	**242**	240
	Distribution revenues related to supply of electricity to remote northern communities	**35**	35
	Funding received related to CDM programs	**26**	42
OPG[2]	Power purchased	**6**	8
	Revenues related to provision of services and supply of electricity	**8**	9
	Capital contribution received from OPG	**3**	–
	Costs related to the purchase of services	**3**	1
OEFC	Power purchased from power contracts administered by the OEFC	**1**	2
OEB	OEB fees	**9**	9
OCN LP[3]	Investment in OCN LP	**2**	2

1 On November 20, 2020 Hydro One redeemed the Preferred Shares held by the Province. See Note 24 – Share Capital.

2 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 32 – Commitments for details related to the OCN Guarantee.

3 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

Sales to and purchases from related parties are based on the requirements of the OEB's Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

30. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2020	2019
Accounts receivable (Note 9)[1]	**12**	(73)
Due from related parties	**89**	(160)
Materials and supplies (Note 10)[1]	**–**	(1)
Prepaid expenses and other assets (Note 10)[1]	**(9)**	(8)
Other long-term assets (Note 14)	**(1)**	(2)
Accounts payable (Note 15)[1]	**37**	7
Accrued liabilities (Note 15)[1]	**(62)**	38
Due to related parties	**27**	213
Accrued interest (Note 15)	**14**	8
Long-term accounts payable and other long-term liabilities (Note 16)[1]	**1**	–
Post-retirement and post-employment benefit liability (Note 16)	**72**	33
	180	55

1 Adjusted for amounts related to acquisitions. See Note 4 – Business Combinations for more details.

100 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements

Capital Expenditures

The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the years ended December 31, 2020 and 2019. The reconciling items include net change in accruals and capitalized depreciation.

Year ended December 31, 2020 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	**(1,751)**	**(127)**	**(1,878)**
Reconciling items	**33**	**1**	**34**
Cash outflow for capital expenditures	**(1,718)**	**(126)**	**(1,844)**

Year ended December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,551)	(116)	(1,667)
Reconciling items	38	1	39
Cash outflow for capital expenditures	(1,513)	(115)	(1,628)

Capital Contributions

Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2020, there were no capital contributions from these assessments (2019 – $3 million). In 2019, this represented the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments.

Supplementary Information

Year ended December 31 (millions of dollars)	2020	2019
Net interest paid	**493**	494
Income taxes paid	**30**	21

31. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro's businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the *Indian Act* (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2020, the Company paid approximately $2 million (2019 – $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company's results of operations if the Company is not able to recover them in future rate orders.

Hydro One Limited Annual Report 2020 101

Notes to Consolidated Financial Statements

32. COMMITMENTS

The following table presents a summary of Hydro One's commitments under outsourcing and other agreements due in the next five years and thereafter:

As at December 31, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	106	15	11	13	2	15
Long-term software/meter agreement	8	2	1	2	–	–

Outsourcing and Other Agreements

Hydro One has an agreement with Inergi LP for the provision of back-office and IT outsourcing services, including supply chain, pay operations, IT, and finance and accounting services. The agreement expires on February 28, 2021 for IT services and expires on October 31, 2021 for supply chain services. The agreement for pay operations, and for finance and accounting services was extended in October 2020 and now expires on December 31, 2021. In February 2021, Hydro One entered into an agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One's discretion. Effective January 1, 2022, Ceridian Canada Ltd. will replace Inergi LP as the new provider of pay operations for a five-year term.

BGIS Global Integrated Solutions Canada LP (BGIS) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with BGIS for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.

Long-term Software/Meter Agreement

Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2025, with an option for the Company to renew the agreement for an additional term of five years.

Other Commitments

The following table presents a summary of Hydro One's other commercial commitments by year of expiry in the next five years and thereafter:

As at December 31, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	–	–	–	2,550	–	–
Letters of credit[1]	194	2	–	–	–	–
Guarantees[2]	491	–	–	–	–	–

1 Letters of credit consist of $167 million letters of credit related to retirement compensation arrangements, a $22 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.

2 Guarantees consist of $484 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources (Canada) relating to OCN LP (OCN Guarantee). The OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for Hydro One Inc.'s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.'s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. A bank letter of credit has also been issued to provide security for Hydro One's retirement compensation arrangement trust agreement.

102 Hydro One Limited Annual Report 2020

Notes to Consolidated Financial Statements fair market value when the Company transitioned from the provincial 33. SEGMENTED REPORTING payments in lieu of tax regime to the federal tax regime at the time Hydro One has three reportable segments: of Hydro One’s initial public oering in 20 ff 15. This deferred tax asset ● The Transmission Segment, which comprises the transmission is not required to be shared with ratepayers, the Company considers of high voltage electricity across the province, interconnecting it to not be part of the regulated transmission and distribution local distribution companies and certain large directly connected segment assets, and it is included in the other segment. industrial customers throughout the Ontario electricity grid; The designation of segments has been based on a combination of ● The Distribution Segment, which comprises the delivery of electricity regulatory status and the nature of the services provided. Operating to end customers and certain other municipal electricity distributors; segments of the Company are determined based on information used and by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The ● Other Segment, which includes certain corporate activities and the Company evaluates segment performance based on income before operations of the Company’s telecommunications business. The financing charges and income tax expense from continuing operations Other Segment includes a portion of the deferred tax asset which (excluding certain allocated corporate governance costs). arose from the revaluation of the tax bases of Hydro One’s assets to Year ended December 31, 2020 (millions of dollars) Transmission Distribution Other Consolidated Revenues 1,740 5,507 43 7,290 Purchased power — 3,854 — 3,854 Operation, maintenance and administration 391 619 60 1,070 Depreciation, amortization and asset removal costs 459 417 8 884 Income (loss) before financing charges and income tax expense 890 617 (25) 1,482 Capital investments 1,157 712 9 1,878 Year ended December 31, 2019 (millions of dollars) Transmission Distribution Other Consolidated Revenues 1,652 4,788 40 6,480 Purchased power — 3,111 — 3,111 Operation, maintenance and administration 355 610 216 1,181 Depreciation, amortization and asset removal costs 462 409 7 878 Income (loss) before financing charges and income tax expense 835 658 (183) 1,310 Capital investments 1,035 624 8 1,667 Total Assets by Segment: As at December 31 (millions of dollars) 2020 2019 Transmission 17,761 15,029 Distribution 11,387 10,017 Other 1,146 2,015 Total assets 30,294 27,061 Total Goodwill by Segment: As at December 31 (millions of dollars) 2020 2019 Transmission 157 157 Distribution (Note 4) 216 168 Total goodwill 373 325 All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada. 34. SUBSEQUENT EVENTS Dividends On February 23, 2021, common share dividends of $152 million ($0.2536 per common share) were declared. Hydro One Limited Annual Report 2020 103Notes to Consolidated Financial Statements fair market value when the Company transitioned from the provincial 33. SEGMENTED REPORTING payments in lieu of tax regime to the federal tax regime at the time Hydro One has three reportable segments: of Hydro One’s initial public oering in 20 ff 15. This deferred tax asset ● The Transmission Segment, which comprises the transmission is not required to be shared with ratepayers, the Company considers of high voltage electricity across the province, interconnecting it to not be part of the regulated transmission and distribution local distribution companies and certain large directly connected segment assets, and it is included in the other segment. industrial customers throughout the Ontario electricity grid; The designation of segments has been based on a combination of ● The Distribution Segment, which comprises the delivery of electricity regulatory status and the nature of the services provided. Operating to end customers and certain other municipal electricity distributors; segments of the Company are determined based on information used and by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The ● Other Segment, which includes certain corporate activities and the Company evaluates segment performance based on income before operations of the Company’s telecommunications business. The financing charges and income tax expense from continuing operations Other Segment includes a portion of the deferred tax asset which (excluding certain allocated corporate governance costs). arose from the revaluation of the tax bases of Hydro One’s assets to Year ended December 31, 2020 (millions of dollars) Transmission Distribution Other Consolidated Revenues 1,740 5,507 43 7,290 Purchased power — 3,854 — 3,854 Operation, maintenance and administration 391 619 60 1,070 Depreciation, amortization and asset removal costs 459 417 8 884 Income (loss) before financing charges and income tax expense 890 617 (25) 1,482 Capital investments 1,157 712 9 1,878 Year ended December 31, 2019 (millions of dollars) Transmission Distribution Other Consolidated Revenues 1,652 4,788 40 6,480 Purchased power — 3,111 — 3,111 Operation, maintenance and administration 355 610 216 1,181 Depreciation, amortization and asset removal costs 462 409 7 878 Income (loss) before financing charges and income tax expense 835 658 (183) 1,310 Capital investments 1,035 624 8 1,667 Total Assets by Segment: As at December 31 (millions of dollars) 2020 2019 Transmission 17,761 15,029 Distribution 11,387 10,017 Other 1,146 2,015 Total assets 30,294 27,061 Total Goodwill by Segment: As at December 31 (millions of dollars) 2020 2019 Transmission 157 157 Distribution (Note 4) 216 168 Total goodwill 373 325 All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada. 34. SUBSEQUENT EVENTS Dividends On February 23, 2021, common share dividends of $152 million ($0.2536 per common share) were declared. Hydro One Limited Annual Report 2020 103

Corporate and Shareholder Information

Corporate Office
483 Bay Street, South Tower
Toronto, ON M5G 2P5
1.416.345.5000

www.HydroOne.com

Customer Inquiries
Customer Service: 1.888.664.9376

Report an Emergency (24 hours):
1.800.434.1235

Shareholder Services
If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about dividends, duplicate mailings, lost stock certificates, share transfers or estate settlements, contact our transfer agent and registrar:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
1.514.982.7555 or 1.800.564.6253
service@computershare.com

Institutional Investors and Analysts
Institutional investors, securities analysts and others requiring additional financial information can visit www.HydroOne.com/Investors or contact us at: 1.416.345.6867
Investor.Relations@HydroOne.com or OJaved@HydroOne.com

Media Inquiries
1.416.345.6868 or 1.877.506.7584
Media.Relations@HydroOne.com

Sustainability
Hydro One is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, visit www.hydroone.com/sustainability or email Sustainability@HydroOne.com

Stock Exchange Listing
Toronto Stock Exchange (TSX): H
(CUSIP #448811208)

H
LISTED
TSX

Independent Auditors
KPMG LLP

Equity Index Inclusions
Dow Jones Select Utilities (Canada) Index
FTSE All-World Index Series
MSCI World (Canada) Index
S&P/TSX Composite Index
S&P/TSX Utilities Index
S&P/TSX Composite Dividend Index
S&P/TSX Composite Low Volatility Index
S&P/TSX Composite High Dividend Index

Debt Securities
For details of the public debt securities of Hydro One and its subsidiaries, please refer to the "Debt Information" section under www.HydroOne.com/Investors.

Online Information
Hydro One is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of www.HydroOne.com/Investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, sustainability and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email to automatically receive Hydro One news releases electronically.

Common Share Dividend Information
2021 Expected Dividend Dates

Declaration Date	Record Date	Payment Date
February 23, 2021	March 17, 2021	March 31, 2021
May 6, 2021	June 9, 2021	June 30, 2021
August 9, 2021	September 8, 2021	September 30, 2021
November 8, 2021	December 8, 2021	December 31, 2021

Unless indicated otherwise, all common share dividends paid by Hydro One are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Dividend Reinvestment Plan (DRIP)
Hydro One offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Hydro One shares by reinvesting their cash dividends without incurring brokerage or administration fees. For plan information and enrolment materials or to learn more about the Hydro One DRIP, visit www.HydroOne.com/DRIP or Computershare Trust Company of Canada at www.InvestorCentre.com/HydroOne.

Regulatory Stakeholders

Hydro One is committed to maintaining and enhancing constructive long-term relationships with its regulatory stakeholders.

Ontario

Provincial Government, Ministry of Energy
Policy, legislation, regulations

Ontario Energy Board (OEB)
Independent electric utility price and service quality regulation

Independent Electricity System Operator
Wholesale power market rules, intermediary, North American reliability standards

Canadian Energy Regulator
Federal regulator, international power lines and substations

North American Electric Reliability Corporation
Continent-wide bulk power reliability standards, certification, monitoring

Northeast Power Coordinating Council
Northeastern North American grid reliability, standards, compliance

For more information, visit
www.HydroOne.com/Regulatory

104 Hydro One Limited Annual Report 2020

Design: Craib Design & Communications www.craib.com Printed in CanadaDesign: Craib Design & Communications www.craib.com Printed in Canada

Why Invest in Hydro One? • U tility business in a stable and rate-regulated environment • P ure-play electric company with no commodity price exposure • S olid investment grade balance sheet • Fully independent Board • Stable and growing dividend www.HydroOne.com Follow Hydro One Twitter Facebook Instagram Linkedin @hydroone @hydrooneofficial @hydrooneofficial /company/hydro-oneWhy Invest in Hydro One? • U tility business in a stable and rate-regulated environment • P ure-play electric company with no commodity price exposure • S olid investment grade balance sheet • Fully independent Board • Stable and growing dividend www.HydroOne.com Follow Hydro One Twitter Facebook Instagram Linkedin @hydroone @hydrooneofficial @hydrooneofficial /company/hydro-one